As filed with the Securities and Exchange Commission on April 21, 2011

Registration Number 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Momentive Performance Materials Holdings LLC

(Exact name of registrant as specified in its charter)

Delaware	2821	27-3262205
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

180 East Broad Street

Columbus, Ohio 43215

(614) 225-4000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Douglas A. Johns, Esq.

180 East Broad Street

Columbus, Ohio 43215

(614) 225-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

William B. Kuesel, Esq.

O’Melveny & Myers LLP 7 Times Square New York, NY 10036 (212) 326-2000

Approximate date of commencement of proposed sale to the public: As promptly as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filed, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE
Common Stock, $0.01 par value per share	$862,500,000	$100,136.25

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.
(2)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 21, 2011

                 Shares

Momentive Performance Materials Holdings LLC

Common Stock

This is the initial public offering of Momentive Performance Materials Holdings LLC. We are offering                  shares of our common stock. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $         and $         per share. We will apply to list our common stock on the under the symbol “    .”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase from us an additional                  shares of common stock to cover over-allotments, if any.

The date of this prospectus is                     , 2011.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                     , 2011 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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TRADEMARKS

We have rights to a number of trademarks used in this prospectus that are important to our business, including, without limitation: ADDISIL, ALBECOR-BIO, A-LINK, ANCHORSIL, BAKELITE, BAYSILONE, CARDURA, CELLOBOND, COATOSIL, DURITE, ECOBIND, EPIKOTE, EPIKURE, EPI-REZ, EPON, FORMASIL, GEOLITE, HEXITHERM, INVISISIL, LSR/LIM, MAGNASOFT, NIAX, NXT, PEARLENE, PROPTRAC, SAGTEX, SILBLOCK, SILCOOL, SILFORCE, SILGRIP, SILOPREN, SILPLUS, SILSHINE, SILSOFT, SILQUEST, SILWET, SNAPSIL, SPUR, TOSPEARL, TSE, TUFEL, ULTRA TUFEL, VELVISIL, VERSATIC, VEOVA, WETLINK and XRT. We have omitted the ® and ™ designations, as applicable, for the trademarks we name in this prospectus.

MARKET AND INDUSTRY AND FINANCIAL DATA

This prospectus includes industry data that we obtained from periodic industry publications and internal company surveys. This prospectus includes market share and industry data that we prepared primarily based on management’s knowledge of the industry and industry data. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to our market share and market position relative to our competitors are approximated and based on management estimates using the above-mentioned latest-available third-party data and our internal analysis and estimates. We determined our market share and market positions utilizing periodic industry publications. If we were unable to obtain relevant periodic industry publications, we based our estimates on our knowledge of the size of our markets, our sales in each of these markets and publicly available information regarding our competitors, as well as internal estimates of competitors’ sales based on discussion with our sales force and other industry publications.

Although we believe that the industry publications and third-party sources are reliable, we have not independently verified any of the data from industry publications or third-party sources. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented herein, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Unless otherwise indicated, historical financial and other information for Momentive Performance Materials Holdings LLC identified in this prospectus as being presented on a “pro forma” basis gives effect to the transactions described in “Unaudited Pro Forma Financial Information.”

NON-GAAP FINANCIAL INFORMATION

We define Pro Forma Adjusted EBITDA as EBITDA, as further adjusted to exclude the effects of certain income and expense items that management believes make it more difficult to assess our actual operating performance and after giving pro forma effect to the transactions described in “Unaudited Pro Forma Financial Data” as if each had occurred on January 1, 2010. Pro Forma Adjusted EBITDA represents MSC’s Adjusted EBITDA as defined in the indentures that govern its notes and MPM’s Combined Adjusted EBITDA for the year ended December 31, 2010, in each case after giving pro forma effect to the transactions described in “Unaudited Pro Forma Financial Data.” We define MPM’s Combined Adjusted EBITDA as MPM’s Adjusted EBITDA defined in its credit agreement plus the EBITDA of its subsidiary that is designated as an unrestricted subsidiary under its credit agreement. The Adjusted EBITDA of MSC and the Combined Adjusted EBITDA of MPM each include $50 million of anticipated savings from the shared services agreement described elsewhere in this

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prospectus. Additional information regarding the calculation of MSC’s Adjusted EBITDA and MPM’s Combined Adjusted EBITDA under their respective debt documents and reconciliations of such measures to net income (loss) are included in “Prospectus Summary—Summary Historical and Unaudited Pro Forma and Other Financial Data.”

We present Pro Forma Adjusted EBITDA because we believe that Pro Forma Adjusted EBITDA is useful to investors since it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. Pro Forma Adjusted EBITDA is not a recognized term under United States generally accepted accounting principles, or U.S. GAAP, and should not be viewed in isolation and does not purport to be an alternative to Net loss as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. There are material limitations associated with making the adjustments to our earnings to calculate Pro Forma Adjusted EBITDA and using this non-U.S. GAAP financial measure as compared to the most directly comparable U.S. GAAP financial measures. Pro Forma Adjusted EBITDA does not include:

•	interest expense, and because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

•	tax expense, and because payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.

Although the nature of many of these income and expense items is recurring, we believe that excluding items such as asset impairments, business realignment charges, non-controlling interest, loss on sale of assets and the other costs specified below, including $100 million of anticipated costs savings, helps investors compare our operating performance with our results in prior periods. We believe it is appropriate to exclude these items as they are not related to ongoing operating performance and, therefore, limit comparability between periods. In addition, we believe that Pro Forma Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Pro Forma Adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary for different companies for reasons unrelated to overall operating performance.

Although we believe that Pro Forma Adjusted EBITDA can make an evaluation of our operating performance more consistent because it removes items that do not reflect our core operations, other companies, even in the same industry, may define Pro Forma Adjusted EBITDA differently than we do. As a result, it may be difficult to use Pro Forma Adjusted EBITDA or similarly named non-U.S. GAAP measures that other companies may use to compare the performance of those companies to our performance. The Company does not, and investors should not, place undue reliance on Pro Forma Adjusted EBITDA as a measure of operating performance.

Pro forma Segment EBITDA represents EBITDA adjusted to exclude certain non-cash, certain non-recurring expenses and discontinued operations adjusted for the effects of the Momentive Combination as if it had occurred on January 1, 2010. Segment EBITDA is an important performance measure used by our senior management and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Additional information regarding the calculation of Segment EBITDA is included in “Management’s Discussion and Analysis” and Note 17 to our historical audited consolidated financial statements elsewhere in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” our consolidated financial statements and related notes, and supplemental pro forma financial data included elsewhere in this prospectus, before making an investment decision. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to: (a) “Momentive” refers to Momentive Performance Materials Holdings LLC, which will change its name to                                                                                   upon consummation of this offering; (b) “the Company,” “we,” “our,” and “us” refer collectively to Momentive and its consolidated subsidiaries; (c) “MPM” refers to Momentive Performance Materials Inc. and its consolidated subsidiaries, which will change its name to                                                                                   upon or prior to consummation of this offering; (d) “MSC” refers to Momentive Specialty Chemicals Inc. and its consolidated subsidiaries; (e) “MPM Holdings” refers to Momentive Performance Materials Holdings Inc., which will change its name to MPM Intermediate Holdings Inc. upon or prior to consummation of this offering; (f) “MPM Group” refers collectively to MPM Holdings and its consolidated subsidiaries; (g) “MSC Holdings” refers to Momentive Specialty Chemicals Holdings LLC; and (h) “MSC Group” refers collectively to MSC Holdings and its consolidated subsidiaries.

Our Company

Overview

We are one of the world’s largest manufacturers of specialty chemicals and materials with leadership in the production of thermosetting resins, or thermosets, silicones and silicone derivatives. Our specialty chemicals and materials comprise a broad range of compounds and formulations and are marketed in more than 100 countries to a diversified group of leading consumer and industrial customers. Our specialty chemicals and materials are critical components of products that serve a diverse range of industries, end-users, and geographies and provide valuable performance characteristics of strength, adhesion, durability and resistance. Globally, our manufacturing footprint consists of 104 sites with a strong presence in both developed economies and higher-growth, emerging regions, including Asia and Latin America.

Our breadth of related products provides our operations, technology and commercial service organizations with a competitive advantage throughout the value chain. In certain areas of our specialty portfolio we have chosen to backward integrate into base formulations, including for example in our leading specialty epoxy business where we are also the largest global manufacturer of base epoxy, which allows us to capture significant incremental value and support our unique strategic position. Our businesses also benefit from large production scale in certain strategic products and proprietary manufacturing technologies, which allow us to maintain a low-cost position. In addition, our value-added, solutions-focused business model enables us to effectively participate in high-end specialty markets, while our scale has enabled us to capture value from higher volume applications. Through continued innovation supported by our research and development capabilities and partnerships with our corporate customers, we expect to witness the further migration of our portfolio towards more value-added, specialty applications over time.

We benefit from having leading positions in most of the key markets we serve. We are a leading global producer of silicones and silicone derivatives, which are used in the manufacturing of a wide range of high-performing elastomers, engineered materials and fluids; epoxy-based polymer formulations; formaldehyde; forest product resins; Versatic acid and derivatives; phenolic specialty resins; oilfield proppant resins; and fused quartz and ceramic materials. Collectively, we believe we have the broadest range of silicone and thermoset resin technologies in the world, with leading research, applications development and technical service capabilities that we believe position us as an industry-leading growth platform.

Our specialty chemicals and materials are used in thousands of applications including those in the adhesives, packaging, architectural and industrial paints and coatings, healthcare, personal care and a variety of high-technology industries, among others. We compete effectively at the cutting-edge of a wide variety of industries, including throughout the value chain in energy (in both wind energy and oil and gas applications), aerospace, electronics, automotive, construction products, durable and non-durable consumer products, forest products, civil engineering, personal care products, agrochemicals, lubricant additives, and consumer and construction sealants. In addition, because of the diversity in the end markets where we compete, we believe we depend less on any one particular segment and are better able to withstand any downturns in individual markets. Through our worldwide network of strategically located production facilities, we serve more than 14,000 customers across six continents. Our global customers include leading companies in their respective industries, such as 3M, BASF, Bayer, DuPont, GE, Goodyear, Honeywell, L’Oreal, Louisiana Pacific, Lowe’s, Motorola, Owens Corning, PPG Industries, Procter & Gamble, Sumimoto, The Home Depot, Unilever, Valspar, and Weyerhaeuser.

Momentive was created on October 1, 2010 through the combination of the holding companies that owned the MPM Group and the MSC Group, which we refer to in this prospectus as the Momentive Combination, establishing one of the largest specialty chemicals and materials growth platforms and integrating two advanced product portfolios. The Momentive Combination was compelled by the potential for us to realize significant cost and revenue synergies and sound industrial logic including, among other strategic benefits, complementary geographic footprints, technology cross-fertilization opportunities, and an expanded global customer base. We believe the benefits from the Momentive Combination will continue to strengthen our competitive position and enhance our financial performance.

We had 2010 pro forma net sales of $7.4 billion and 2010 Pro Forma Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization and other items, including $100 million of anticipated cost savings) of $1.2 billion. In 2010, 40%, 30% and 30% of our pro forma net sales originated in North America, Europe and Asia Pacific, Latin America and other high-growth emerging markets, respectively.

Our Business

Our global specialty chemicals and materials portfolio is organized, based on technical specification and by the diverse markets that we serve, into three primary business divisions and we have three reportable segments that mirror our internal operating structure: Silicones and Quartz; Epoxy, Phenolic and Coating Resins; and Forest Products Resins. This internal operating structure became effective January 1, 2011. The table below illustrates our pro forma 2010 divisional net sales and their respective major products, major industries served, core end-use markets and key characteristics.

	Silicones and Quartz	Epoxy, Phenolic and Coating Resins	Forest Products Resins
Pro Forma Net Sales	$2.6 billion	$3.2 billion	$1.6 billion
Major Products	• Silicones and silicone derivatives • Silanes and resins • Fused quartz and ceramic materials	• Epoxy resins and intermediates • Phenolic specialty resins • Versatic acids and derivatives • Phenolic encapsulated substrates • Polyester resins • Alkyd resins • Acrylic resins	• Formaldehyde based resins and formaldehyde
Major Industries Served	• Transportation and industrial • Electronic products • Consumer durable and non-durable products • Consumer and construction sealants

•  Wind energy

•  Energy: Oil and gas field drilling and development

•  Transportation and industrial

•  Construction

•  Electrical equipment and appliances

•  Electronic products

•  Marine and recreational (boats, RVs)

•  Chemical manufacturing

•  Home building and maintenance

•  Consumer durable and non-durable products

•  General manufacturing

• Home building and maintenance • Home repair and remodeling • Furniture • Agriculture
Core End-Use Markets	• Home care, personal care and cosmetics • Engineered materials • Oil and gas applications • Automotive • Semiconductor • Manufacturing and packaging • Fiber optics • Construction

•  Oil and gas field proppants

•  Wind energy

•  Auto coatings and friction materials

•  Marine and industrial coatings

•  Electronics

•  Commercial and residential construction

•  Engineered materials

•  Decorative paints

• Commercial and residential construction • Plywood, particleboard, OSB, MDF • Furniture • Agrochemical
Key Characteristics	• Strength and adhesion • Durability • Resistance (heat, water, electricity) • High purity	• Strength and adhesion • Durability • Resistance (water, UV, corrosion, temperature, electricity)	• Strength and adhesion • Durability • Moisture resistance

The discussion that follows is based on our organizational structure and reportable segments in 2011.

Silicones and Quartz

We are a leading global supplier of silicones and quartz used in a variety of industrial and consumer applications. These products serve growing geographies like Asia, where 39% of 2010 silicones and quartz net sales originated and globally exhibit high margins.

We are one of the world’s largest producers of silicones and silicone derivatives, manufacturing a wide range of high-performing elastomers, engineered materials and fluids. Silicones are developed using separate finishing processes to generate a wide variety of different performance characteristics and are typically used in applications where traditional materials cannot perform under required conditions. We have a broad range of specialty silicone technologies, with highly advanced research, applications development and technical service capabilities. Product families within our silicones business includes fluids (used in textiles, personal care, home care, agriculture and oil and gas applications), silanes and resins (used in tires, additives for coatings, masonry water repellants and protective coatings for plastics and rubber), elastomers (used in healthcare and automotive applications), intermediates, engineered materials (used in adhesives and sealants), urethane additives (used in polyurethane foam additives) and consumer and construction sealants.

We are a leading producer of quartz tubing, ingots and crucibles and high-performance, non-oxide ceramic powders, coatings and solids. Fused quartz, a man-made glass manufactured principally from quartz sand, is used in processes requiring extreme temperature, high purity and other specific characteristics. Fused quartz and ceramic materials are used in a wide range of industries, including semiconductor, lamp tubing, manufacturing, packaging, cosmetics and fiber optics.

In 2010, net sales of silicones and quartz products were $2.6 billion, and Segment EBITDA was $489 million, reflecting annual net sales growth of 24% and segment EBITDA margins of 19%. These results demonstrate the continued strong performance and development of the high technology end markets its serves and significant increase in demand and pricing support for specialty silicones and quartz products globally.

Epoxy, Phenolic and Coating Resins

We are a leading global supplier of epoxy, phenolic and coating resins used in a variety of industrial and consumer applications to increase strength, adhesion and provide durability. These products are used in numerous end-markets including: oil and gas, wind energy, electronics, protective coatings, engineered materials, automotive, decorative paints, and specialty coatings and residential, commercial and industrial construction.

Epoxy resins are the fundamental component of many types of materials and are used either as replacements for traditional materials such as metal, or in applications where traditional materials do not meet demanding engineering applications. Phenolic resins are used in applications that require extreme heat resistance and strength, such as after-market automotive and OEM truck brake pads, aircraft components and electrical laminates. Additionally, epoxy-based surface coatings are among the most widely used industrial coatings due to their structural stability and broad application functionality combined with overall economic efficiency. The demand for epoxy, phenolic and coating resins is driven by both economic growth generally and technological innovation, including environmentally friendly and energy efficient applications.

Supporting the growth in our business, we operate two of the three largest epoxy resins manufacturing facilities in the world, including the world’s only continuous-flow manufacturing process facility. We believe our global scope and our ability to internally produce key raw materials gives us a significant competitive advantage versus our non-integrated competitors. For example, we produce and internally consume the majority of our bisphenol-A, or BPA, and virtually all of our epichlorohydrin, or ECH, the key base chemicals in the downstream manufacturing of base epoxy resins and epoxy specialty resins.

In 2010, pro forma net sales of epoxy, phenolic and coating resins products were $3.2 billion and pro forma Segment EBITDA was $494 million, reflecting annual revenue growth of 27% and pro forma Segment EBITDA margin of 15%. We expect that certain segments of the thermosetting resins industry, such as specialty epoxy resins, Versatic acids and derivatives and oilfield resins, all of which are included in this segment, will grow at rates in excess of global GDP. For instance, in the oilfield services industry, where our phenolic encapsulated proppants are used to enhance oil and gas recovery rates and extend well life, we have seen increased demand due to the growing trend of horizontal drilling in natural gas wells.

Forest Products Resins

We are a leading global supplier of formaldehyde-based resins used in a variety of industrial and consumer applications. These products are used in numerous end-markets including: residential, commercial and industrial construction, furniture, and agriculture. The demand for forest products resins is driven by general economic growth and environmental sustainability and we benefit from a manufacturing footprint that is strategically located in close proximity to our customers. Demand for our formaldehyde-based resins is also primarily driven by the residential housing market globally and in particular North America.

We are the leading producer of formaldehyde-based resins used in a wide range of applications for the North American forest products industry and also hold significant positions in Europe, Latin America, Australia and New Zealand. We are also the world’s largest producer of formaldehyde, a key raw material used to manufacture thousands of products and we internally consume the majority of our formaldehyde production. We believe this strategic back-end integration gives us a significant competitive advantage versus our non-integrated competitors and allows us to capture significant incremental economic value.

In 2010, pro forma net sales of formaldehyde-based resins and related products were $1.6 billion, and pro forma Segment EBITDA was $177 million.

Competitive Strengths

We are one of the leading specialty chemicals and materials companies in the world based on the following competitive strengths:

Leading positions in diverse end markets. We benefit from holding a longstanding number one or two position in a diverse group of consumer and industrial segments representing 80% of our $7.4 billion 2010 pro forma net sales. Markets we serve on a global basis include energy, automotive, electronics, construction and consumer products, among other markets each further stratified by our strategic regional manufacturing capabilities. We believe the diversification they provide will continue to support our ability to create significant value throughout the economic cycle and mitigate the financial impact of a downturn in a single market. Furthermore, we believe our strategic choice to backward integrate into selected base formulations gives us a competitive advantage over many of our smaller competitors.

Strong presence in high growth regions and end markets. Across our strategic manufacturing footprint serving over 100 countries, we have made tactical investments in high growth specialty formulations globally as well as in select geographies generally that are expected to generate outsized demand for our products over the next several years. For example, we have achieved 60% revenue growth in our oil field resins business since 2007, as a result of strategic capital allocation and our ongoing leadership in global shale development.

In addition to investing in various high growth technologies we have a strong presence in key emerging markets and generated 30% of our 2010 pro forma net sales from customers in countries including Brazil, China, Russia, India and other key developing economies. For example in 2008 and 2009, we invested approximately $55 million in a new forest products resins manufacturing complex to serve the growing engineered wood market in southern Brazil and approximately $85 million from 2007 to 2009 in a new manufacturing facility in Nantong, China to become one of the first silicone producers with a large presence in the growing Chinese specialty silicones end-market.

Going forward, we believe our leading share in these key markets and technologies will allow us to outperform our peers and continue our strong financial performance.

Significant operating leverage and momentum. Due to improving economic conditions, continued growth in key markets, and ongoing product penetration, our business has achieved substantial growth in revenues and pro forma Segment EBITDA. Our 2010 pro forma net sales and pro forma Segment EBITDA grew 27% and 77%, respectively, compared to 2009. Further, we support the long-term growth of our specialty chemicals and materials platform through focused productivity and cost-savings initiatives which are ingrained as part of our corporate culture. Since 2007, we have achieved approximately $400 million of cost savings and productivity, which we believe is a permanent benefit to our business. In part as a result of these initiatives, we achieved record annual Pro Forma Adjusted EBITDA in 2010 on volumes 9% below those achieved before the global recession began in 2007, driven by cost savings and productivity measures achieved. We believe these results demonstrate our proactive management approach towards reducing both our fixed and variable cost base and position us to realize significant financial benefit from additional volumes such as the expected recovery in the U.S. housing market. Furthermore, as part of the Momentive Combination, we expect to achieve a total of approximately $100 million of cost synergies within 18 to 24 months, in addition to $24 million of other productivity programs currently underway.

Well-invested global asset base with low-cost position. We support our global market position with our strategically located, low-cost manufacturing presence. Our low-cost position is the result of our 104 production and manufacturing facilities strategically located throughout the world and our integrated supply position in several critical intermediate materials. We believe our ability to internally produce key raw materials and intermediates provides us with a cost advantage over our competitors. Furthermore, our large market position and scale in each of our key product markets provides us with purchasing and manufacturing efficiencies. We also benefit from having the contractual ability to pass-through material input price increases for many of our contracts.

Solutions-based selling proposition drives customer loyalty and sales growth. The majority of our customers require solutions that are tailored to their individual production needs and require a high degree of technical service and customized product formulations. We believe that the value-added nature of these services allow us to earn higher and more stable margins than general material producers who do not offer the same level of service. Our diverse portfolio of differentiated chemicals and materials allows us to leverage related technologies across geographies, customers and end-markets in order to provide a broad range of product and technical service solutions. As a result, we have cultivated stable, long-standing customer relationships.

Experienced and highly motivated management team with proven track record. We believe that we have a world-class management team led by Craig O. Morrison, our chairman and chief executive officer, and William H. Carter, our chief financial officer. Our management team has demonstrated expertise in growing our businesses organically, integrating acquisitions and executing on significant cost cutting programs and is highly motivated, as they own or have options and restricted shares that combined represent approximately 7% of our shares outstanding.

Strategy

We are focused on shareholder value creation, cash flow generation and driving the long-term growth of our global specialty chemicals and materials platform. We believe we can achieve these goals through the following integrated strategies:

Develop and market new products. We continue to expand our product offerings through research and development initiatives and research partnership formations with third parties. Through these innovation initiatives, we continue to innovate and create new generations of products and services that will drive revenue and earnings growth. In pro forma 2010, we invested $131 million in research and development.

Expand our global reach in faster growing regions. We intend to continue to grow internationally by expanding our product sales to our customers around the world. Specifically, we are focused on growing our business in markets in the high growth regions of Asia-Pacific, Russia, Latin America, India and the Middle East, where the usage of our products is increasing. Furthermore, by consolidating sales and distribution infrastructures via the Momentive Combination, we expect to accelerate the penetration of our high-end, value-added products into new markets, thus further leveraging our research and applications efforts.

Increase shift to high-margin specialty products. We continue to proactively manage our product portfolio with a focus on specialty, high-margin applications and the reduction of our exposure to lower-margin products. As a result of this capital allocation strategy and strong end market growth underlying these specialty segments, including wind energy and oilfield applications, they will continue to be a larger part of our broader portfolio. Consequently, we have witnessed a strong organic improvement in our profitability profile as a whole over the last several years which we believe will continue.

Continue portfolio optimization and pursue targeted add-on acquisitions and joint ventures. The specialty chemicals and materials market is comprised of numerous small and mid-sized specialty companies focused on niche markets, as well as smaller divisions of large chemical conglomerates. As one of the world’s largest manufacturers of specialty chemicals and materials with leadership in the production of thermosets, silicones and silicone derivatives, we have a significant advantage in pursuing add-on acquisitions and joint ventures in areas that allow us to build upon our core strengths, expand our product, technology and geographic portfolio, and better serve our customers. We believe we can consummate a number of these acquisitions at relatively attractive valuations due to the scalability of our existing global operations and deal-related synergies. In addition, we have and will continue to monitor the strategic landscape for opportunistic divestments consistent with our broader specialty strategy. For example, we recently completed the sale of our global inks and adhesive resins, or IAR business, which increased our profitability margins as a whole and will allow us to focus our financial resources towards growing specialty applications within our portfolio.

Capitalize on the Momentive Combination to grow revenues and realize operational efficiencies. We believe the Momentive Combination will present opportunities to increase our revenues by leveraging each of MPM’s and MSC’s respective global footprints and technology platforms. For instance, we anticipate being able to further penetrate MPM products into Latin America, where MSC has historically maintained a larger manufacturing and selling presence. Likewise, in Asia, where MPM generated 39% of its 2010 net sales, we anticipate being able to accelerate the penetration of MSC products, where the region accounted for 16% of MSC’s 2010 net sales. Further, we anticipate the Momentive Combination will provide opportunities to streamline our business and reduce our cost structure. We are currently targeting $100 million in annual cost savings related to the Momentive Combination. We anticipate these savings to come from logistics optimization, reduction in corporate expenses, and reductions in the costs for raw materials and other inputs. Through December 31, 2010 we implemented $13 million of these savings on a run-rate basis, and anticipate fully realizing the remaining anticipated savings over the next 18 to 24 months. We believe our management team has a strong track record in realizing cost savings as a result of business combinations. When MSC was formed in 2005 through the merger of four businesses totaling $4 billion of revenues, we initially announced a target of $75 million of merger-related synergies and ultimately achieved $175 million of merger-related cost reductions.

Generate free cash flow and deleverage. We expect to generate strong free cash flow due to our size, advantaged cost structure, and reasonable ongoing capital expenditure requirements. Furthermore, we have demonstrated expertise in managing our working capital, which has been further augmented as a result of our increased scale from the Momentive Combination. Our strategy of generating significant free cash flow and deleveraging is complimented by our long-dated capital structure with no near-term maturities and strong liquidity position. This financial flexibility allows us to prudently balance deleveraging with our focus on growth and innovation.

Ownership Structure

As a result of the Momentive Combination, Momentive became the ultimate parent of MPM and MSC and is controlled by investment funds (the “Apollo Funds”) managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and subsidiaries, “Apollo”). Prior to October 1, 2010, both MPM and MSC were also controlled by Apollo.

The chart below is a summary of our organizational structure after giving effect to the Momentive Combination and this offering. The indebtedness information below is as of December 31, 2010.

Momentive was organized in Delaware in October 2010. In connection with the consummation of this offering, we will convert from a limited liability company to a corporation in Delaware and change our name to                                                                          . Our principal executive offices are located at 180 East Broad Street, Columbus, Ohio 43215. The telephone number of our principal executive offices is (614) 225-4000, and our main corporate website is http://www.momentive.com. The information on, or that can be accessed through, our website is not part of or incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our common stock.

Recent Divestitures and Financings

Divestiture of Ink and Adhesive Resins Business

On January 31, 2011, we completed the sale of our global IAR business to Harima Chemicals Inc. for a net cash purchase price of $120 million, which we call the IAR Divestiture. The IAR business had 2010 net sales of $356 million and its divestiture served to increase our consolidated margin profile and furthered our alignment of resources with our core specialty chemicals and materials product portfolio. We divested the complete business, including 11 manufacturing facilities on five continents, the IAR global product portfolio and all intellectual property primarily related to the IAR business.

North American Coatings and Composites Business

On April 15, 2011, we entered into a purchase agreement with PCCR USA, Inc., a subsidiary of Investindustrial, a European investment group, to sell our North American coatings and composites (“Coatings and Composites”) business to PCCR USA, Inc. The Coatings and Composites business employs 225 people at four manufacturing facilities and generated pro forma 2010 net sales of approximately $220 million.

2010 and 2011 Financings

MPM Credit Agreement Amendment

In February 2011, we amended the credit agreement governing MPM’s senior secured credit facilities, which we refer to as the MPM Credit Agreement Amendment. Under the amendment, we extended the maturity of approximately $839.5 million aggregate U.S. dollar equivalent principal amount of MPM’s U.S. dollar and Euro denominated term loans held by consenting lenders from December 4, 2013 to May 5, 2015 and increased the interest rate on these term loans to LIBOR plus 3.5% and Euro LIBOR plus 3.5%, respectively, among other actions.

November Refinancing Transactions

In November and December 2010, we refinanced $1.25 billion U.S. dollar equivalent of MPM senior unsecured notes due 2014 through the issuance of approximately $1.37 billion U.S. dollar equivalent of MPM Second-Priority Springing Lien Notes due 2021. In November 2010, we refinanced $533 million in outstanding principal amount of MSC 9.75% Second-Priority Senior Secured Notes due 2014 through the issuance of $574 million aggregate principal amount of MSC 9.00% Second-Priority Senior Secured Notes due 2020. Together, we refer to these transactions as the November Refinancing Transactions.

January Refinancing Transaction

In January 2010, we amended the credit agreement governing MSC’s senior secured credit facilities, which we refer to as the January Refinancing Transaction, extending the maturity of approximately $959 million of senior secured credit facility term loans from May 5, 2013 to May 5, 2015 and thereby increasing the interest rate with respect to such term loans from LIBOR plus 2.25% to LIBOR plus 3.75%. In addition to, and in connection with, this amendment, we issued $1,000 million aggregate principal amount of MSC 8.875% Senior Secured Notes due 2018. We used the net proceeds of $993 million from the issuance to repay $800 million of the MSC U.S. term loans under the senior secured credit facility, pay certain related transaction costs and expenses and provide additional liquidity.

We collectively refer to the MPM Credit Agreement Amendment, the November Refinancing Transactions, and the January Refinancing Transaction as the Debt Refinancing Transactions.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Underwriters’ option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional shares of common stock to cover over-allotments, if any.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million (or approximately $ million if the underwriters exercise their over-allotment option in full), after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, assuming the shares are offered at $ per share, the midpoint of the estimated offering range set forth on the cover page of this prospectus.

We intend to use the net proceeds from our sale of shares of common stock in this offering for general corporate purposes.

Dividends	We do not anticipate paying cash dividends for the foreseeable future.

Proposed symbol	“ ”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 16 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus:

•	assumes the underwriters do not exercise their option to purchase up to additional shares of common stock from us;

•

gives effect to our conversion from a limited liability company to a corporation upon consummation of this offering, including the conversion of each equity unit of Momentive outstanding immediately prior to the consummation of the offering into              shares of common stock of Momentive;

•	does not give effect to shares of our common stock issuable upon the exercise of outstanding options as of , 2011, at a weighted-average exercise price of $ per share;

•	does not give effect to shares of our common stock reserved for future issuance under our 2011 Equity Plan as of , 2011;

•

does not give effect to                  shares of our common stock issuable upon the exercise of an outstanding warrant held by GE Capital Equity Investments, Inc., or GE Capital Equity, as of                     , 2011, at a weighted-average exercise price of $         per share; and

•

does not give effect to the issuance to Apollo of shares of our preferred stock with a liquidation preference equal to $200 million, plus accrued but unpaid dividends (or, if such preferred stock is redeemed in whole or in part by Momentive at or within 90 days following the consummation of this offering and Momentive elects to pay the redemption price in shares of common stock) and warrants to purchase                  shares of our common stock pursuant to Apollo’s commitment to purchase such preferred stock and warrants by December 31, 2011.

Summary Historical and Unaudited Pro Forma and Other Financial Data

The following table summarizes certain of our historical consolidated and unaudited pro forma and other financial data. The summary consolidated historical financial and other data as of and for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere is this prospectus. The Momentive Combination has been accounted for as a business combination, and MPM Holdings has been identified as the accounting acquiror and predecessor entity to the formation of Momentive. Therefore, the historical financial data includes the historical financial data of MPM Holdings prior to the Momentive Combination in 2010 and for the years ended December 31, 2009 and 2008. The summary historical financial data for the year ended December 31, 2010 includes the results of operations of MSC Holdings since the acquisition date of October 1, 2010, the date of the Momentive Combination.

The pro forma adjusted financial data below for the year ended December 31, 2010 reflects adjustments to our historical financial data to give effect to (i) the Momentive Combination, (ii) the IAR Divestiture, (iii) the Debt Refinancing Transactions; and (iv) the sale of the common stock offered by this prospectus and the use of the net sale proceeds as described in “Use of Proceeds.” See “Prospectus Summary—Recent Transactions and Financings.”

The pro forma financial data for the year ended December 31, 2010 are presented for informational purposes only, and do not purport to represent what our results of operations would actually have been if this offering, the IAR Divestiture, the Momentive Combination and the Debt Refinancing Transactions had occurred on the dates indicated, nor do such data purport to project our results of operations or financial condition that we may achieve in the future.

You should read the following summary historical and unaudited pro forma financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” “Unaudited Pro Forma Condensed Financial Information,” “Selected Historical Consolidated Financial Data,” and our consolidated financial statements and related notes and other information included elsewhere in this prospectus.

	Historical			Pro Forma Prior to This Offering
	Year ended December 31,			Year ended December 31,
(In millions, except share data)	2008	2009	2010 (1)	2010
Consolidated Statements of Operations
Net sales	$2,639	$2,083	$3,806	$7,406
Cost of sales	2,016	1,564	2,914	5,902

Gross profit	623	519	892	1,504
Selling, general and administrative expense	482	393	521	782
Research and development and technical services expense	76	63	88	131
Asset impairments	857	—	9	9
Business realignment costs	45	23	29	45
Other operating expense, net	—	—	8	4

Operating (loss) income	(837)	40	237	533
Interest expense, net	328	314	391	638
(Gain) loss on extinguishment of debt	—	(179)	85	—
Other non-operating income, net	(7)	(12)	(7)	(6)

Loss from continuing operations before income tax and earnings from unconsolidated entities	(1,158)	(83)	(232)	(99)
Income tax (benefit) expense	(111)	15	(8)	12

Loss from continuing operations before earnings from unconsolidated entities	(1,047)	(98)	(224)	(111)
Earnings from unconsolidated entities, net of taxes	—	—	2	8

Loss from continuing operations	(1,047)	(98)	(222)	$(103)

Net loss from discontinued operations, net of taxes (2)	—	—	(8)

Net loss	(1,047)	(98)	(230)

Net income attributable to non-controlling interest	—	—	(1)

Net loss attributable to Momentive Performance Materials Holdings LLC	(1,047)	(98)	(231)
Accretion of dividends on committed preferred units	—	—	(3)

Net loss attributable to common unit holders	$(1,047)	$(98)	$(234)

Weighted average common shares outstanding—basic and diluted	197,433,665	197,443,492	218,232,313	279,514,962
Loss per share from continuing operations—basic and diluted	$(5.30)	$(0.50)	$(1.03)	$(0.37)
Pro forma as adjusted weighted average shares outstanding—basic and diluted (3)
Pro forma as adjusted loss per share—basic and diluted (3)
Balance Sheet Data (at end of period)
Cash and equivalents	$349	$220	$450
Working capital (4)	270	177	587
Total assets	3,593	3,316	8,777
Total debt	3,724	3,601	7,271
Total debt, excluding debt with controlling interest holder	3,724	3,601	7,167
Total liabilities	4,621	4,433	9,590
Total deficit	(1,028)	(1,117)	(817)
Cash Flow Data
Cash flows provided by operating activities	$77	$27	$383
Cash flows used in investing activities	(149)	(80)	(20)
Cash flows provided by (used in) financing activities	170	(70)	(133)
Depreciation and amortization	237	192	263	$451
Capital expenditures	(139)	(77)	(140)	(214)

	Pro Forma Prior to This Offering
	Year ended December 31,
	2008	2009	2010
Key Supplemental Pro Forma Financial Information (5)
Net sales	$8,329	$5,834	$7,406

Operating (loss) income	$(1,806)	$15	$533

Segment EBITDA:
Silicones and Quartz	316	249	489
Epoxy and Phenolic Resins	278	267	431
Forest Products Resins	198	111	177
Other	(32)	(10)	(4)

Total	$760	$617	$1,093

Pro Forma Adjusted EBITDA (6)			$1,232

(1)	Includes the results of MSC Holdings from the date of its acquisition on October 1, 2010 as a result of the Momentive Combination.

(2)	Net loss from discontinued operations for the year ended December 31, 2010 reflects the divestiture of MSC Holdings’ IAR business.

(3)	Includes shares of common stock offered in this offering.

(4)	We define working capital as current assets (excluding cash and cash equivalents) less current liabilities. As of December 31, 2010, the net assets and liabilities of the IAR business of $135 million were classified as current.

(5)	The pro forma financial information is presented for informational purposes only, and does not purport to represent what our results of operations would actually have been if the Momentive Combination and IAR Divestiture had occurred as of January 1, 2008, January 1, 2009 or January 1, 2010, respectively. For further discussion and analysis of these results on a pro forma basis, and for a reconciliation of pro forma Segment EBITDA to pro forma Operating income, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

(6)	See below for our reconciliation of Pro forma Net loss from continuing operations to Pro Forma Adjusted EBITDA:

Pro Forma Year ended December 31, 2010
Pro Forma Reconciliation of Net Loss to Adjusted EBITDA	(in millions)
Net loss from continuing operations	$(103)
Income taxes	12
Interest expense, net	638
Depreciation and amortization	451

Pro Forma EBITDA	998
Adjustments to EBITDA:
Non-cash items (a)	2
Unusual items:
Loss on divestiture of assets	7
Business realignments (b)	45
Asset impairments	9
Other (c)	47

Total unusual items	108
Productivity program savings (d)	24
Savings from shared services agreement (e)	100

Pro Forma Adjusted EBITDA	$1,232

(a)	Represents stock-based compensation, and unrealized foreign currency and derivative activity.

(b)	Represents plant rationalization and headcount reduction expenses incurred related to the productivity and business optimization programs and other costs associated with business realignments.

(c)	Primarily includes various non-recurring items including business optimization expenses, pension expenses related to formerly owned businesses, management fees, retention program costs, realized foreign currency financial impacts and debt issuance costs related to the January Refinancing Transaction.

(d)	Represents impact of anticipated productivity savings programs.

(e)	Represents impact of anticipated savings from the shared services agreement between MSC and MPM in conjunction with the Momentive Combination.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, and operating results could be materially and adversely affected. In that case, the market price of our common stock could decline, and you could lose some or all of your investment.

Risks Related to Our Business

If global economic conditions weaken again, it will negatively impact our business, results of operations and financial condition.

Global economic and financial market conditions, including severe market disruptions in late 2008 and 2009 and the potential for a significant and prolonged global economic downturn, have impacted or could impact our business operations in a number of ways including, but not limited to, the following:

•	reduced demand in key customer segments, such as automotive, building, construction and electronics, compared to prior years;

•

payment delays by customers and reduced demand for our products caused by customer insolvencies and/or the inability of customers to obtain adequate financing to maintain operations. This situation could cause customers to terminate existing purchase orders and reduce the volume of products they purchase from us and further impact our customers ability to pay our receivables, requiring us to assume additional credit risk related to these receivables or limit our ability to collect receivables from that customer;

•	insolvency of suppliers or the failure of suppliers to meet their commitments resulting in product delays;

•

more onerous credit and commercial terms from our suppliers such as shortening the required payment period for outstanding accounts receivable or reducing or eliminating the amount of trade credit available to us;

•

potential delays in accessing our credit facilities or obtaining new credit facilities on terms we deem commercially reasonable or at all, and the potential inability of one or more of the financial institutions included in our syndicated revolving credit facilities to fulfill their funding obligations. Should a bank in our syndicated revolving credit facilities be unable to fund a future draw request, we could find it difficult to replace that bank in the facility.

Global economic conditions may weaken again. Any further weakening of economic conditions would likely exacerbate the negative effects described above, could significantly affect our liquidity which may cause us to defer needed capital expenditures, reduce research and development or other spending, defer costs to achieve productivity and synergy programs or sell assets or incur additional borrowings which may not be available or may only be available terms significantly less advantageous than our current credit terms and could result in a wide-ranging and prolonged impact on general business conditions, thereby negatively impacting our business, results of operations and financial condition.

Fluctuations in direct or indirect raw material costs could have an adverse impact on our business.

Raw materials costs made up 70% of our pro forma cost of sales in 2010. The prices of our direct and indirect raw materials have been, and we expect them to continue to be, volatile. If the cost of direct or indirect raw materials increases significantly and we are unable to offset the increased costs with higher selling prices, our profitability will decline. Increases in prices for our products could also hurt our ability to remain both competitive and profitable in the markets in which we compete.

Although some of our materials contracts include competitive price clauses that allow us to buy outside the contract if market pricing falls below contract pricing, and certain contracts have minimum-maximum monthly volume commitments that allow us to take advantage of spot pricing, we may be unable to purchase raw materials at market prices. In addition, some of our customer contracts have fixed prices for a certain term, and as a result, we may not be able to pass on raw material price increases to our customers immediately, if at all. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact that can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices. Future raw material prices may be impacted by new laws or regulations, suppliers’ allocations to other purchasers, changes in our supplier manufacturing processes as some of our products are byproducts of these processes, interruptions in production by suppliers, natural disasters, volatility in the price of crude oil and related petrochemical products and changes in exchange rates.

An inadequate supply of direct or indirect raw materials and intermediate products could have an adverse effect on our business.

Our manufacturing operations require adequate supplies of raw materials and intermediate products on a timely basis. The loss of a key source or a delay in shipments could have an adverse effect on our business. Raw material availability may be subject to curtailment or change due to, among other things:

•	new or existing laws or regulations;

•	suppliers’ allocations to other purchasers;

•	interruptions in production by suppliers; and

•	natural disasters.

Many of our raw materials and intermediate products are available in the quantities we require from a limited number of suppliers.

For example, our silicones business is highly dependent upon access to silicon metal, a key raw material, and siloxane, an intermediate product that is derived from silicon metal. While silicon is itself abundant, silicon metal is produced through a manufacturing process and, in certain geographic areas, is currently available through a limited number of suppliers. In North America, there are only two significant silicon metal suppliers. Two of our competitors have also recently acquired silicon metal manufacturing assets in North America and Europe, respectively, becoming vertically integrated in silicon metal for a portion of their supply requirements and reducing the manufacturing base of certain independent silicon metal producers. In addition, silicon metal producers face a number of regulations that affect the supply or price of silicon metal in some or all of the jurisdictions in which we operate. For example, significant anti-dumping duties of up to 139.5% imposed by the United States Department of Commerce and the International Trade Commission against producers of silicon metal in China and Russia effectively block the sale by all or most producers in these jurisdictions to U.S. purchasers, which restricts the supply of silicon metal and results in increased prices. We currently purchase silicon metal under multi-year, one-year or short-term fixed-price contracts and in the spot market.

Our silicones business also relies heavily on siloxane as an intermediate product. We maintain our own manufacturing capacity sufficient to meet the substantial majority of our current siloxane requirements and purchase a portion of our requirements from Asia Silicones Monomer Limited, or ASM, under an existing off-take agreement. In addition, from time to time we enter into supply agreements with other third parties to take advantage of favorable pricing and minimize our cost. There are also a limited number of third-party siloxane providers, and the supply of siloxane may be limited from time to time. In addition, regulation of siloxane producers can also affect the supply of siloxane. For example, in January 2006, the Ministry of Commerce of the People’s Republic of China issued a final determination of an anti-dumping investigation that imposed anti-dumping duties on all siloxane manufacturers, including us, ranging from 13% to 22%. These duties were terminated in January 2011. In late May 2009, China’s Ministry of Commerce also concluded an anti-dumping investigation of siloxane manufacturers in Thailand and South Korea, which resulted in an imposition of a 5.4% duty against our supplier, ASM, in Thailand, a 21.8% duty against other Thailand companies and a 25.1% duty against Korean companies.

Our quartz production relies heavily on a specific type of sand, which is currently available in the necessary quality and quantity from one supplier, Unimin Corporation. Our long-term agreement with Unimin that spanned from 2005-2010 expired on December 31, 2010. We recently amended this agreement to extend the term through December 31, 2011 and amend certain provisions regarding pricing and volume purchase requirements, among others. We anticipate ultimately negotiating a long-term contract with Unimin.

Should any of our key suppliers fail to deliver these or other raw materials or intermediate products to us or no longer supply us, we may be unable to purchase these materials in necessary quantities, which could adversely affect our volumes, or may not be able to purchase them at prices that would allow us to remain competitive. During the past several years, certain of our suppliers have experienced force majeure events rendering them unable to deliver all, or a portion of, the contracted-for raw materials. On these occasions, we were forced to purchase replacement raw materials in the open market at significantly higher costs or place our customers on an allocation of our products. In addition, we cannot predict whether new regulations or restrictions may be imposed in the future on silicon metal, siloxane or other key materials, which may result in reduced supply or further increases in prices. We cannot assure investors that we will be able to renew our current materials contracts or enter into replacement contracts on commercially acceptable terms, or at all. Fluctuations in the price of these or other raw materials or intermediate products , the loss of a key source of supply or any delay in the supply could result in a material adverse effect on our business.

Our production facilities are subject to significant operating hazards which could cause environmental contamination, personal injury and loss of life, and severe damage to, or destruction of, property and equipment.

Our production facilities are subject to hazards associated with the manufacturing, handling, storage and transportation of chemical materials and products, including human exposure to hazardous substances, pipeline and equipment leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failures, unscheduled downtime, transportation interruptions, remedial complications, chemical spills, discharges or releases of toxic or hazardous substances or gases, storage tank leaks and other environmental risks. Additionally a number of our operations, are adjacent to operations of independent entities that engage in hazardous and potentially dangerous activities. Our operations or adjacent operations could result in personal injury or loss of life, severe damage to or destruction of property or equipment, environmental damage, or a loss of the use of all or a portion of one of our key manufacturing facilities. Such events at our facilities or adjacent third-party facilities, could have a material adverse effect on us.

We may incur losses beyond the limits or coverage of our insurance policies for liabilities that are associated with these hazards. In addition, various kinds of insurance for companies in the chemical industry have not been available on commercially acceptable terms, or, in some cases, have been unavailable altogether. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive and complex U.S. Federal, state, local and non-U.S. national, provincial, and local environmental, health and safety laws and regulations. These environmental laws and regulations include those that govern the discharge of pollutants into the air and water, the generation, use, storage, transportation, treatment and disposal of hazardous materials and wastes, the cleanup of contaminated sites, occupational health and safety and those requiring permits, licenses, or other government approvals for specified operations or activities. Our products are also subject to a variety of national, regional, state, and provincial requirements and restrictions applicable to the manufacture, import, export or subsequent use of such products. In addition, we are required to maintain, and may be required to obtain in the future, environmental, health and safety permits, licenses, or government approvals to continue current operations at most of our manufacturing and research facilities throughout the world.

Compliance with environmental, health and safety laws and regulations, and maintenance of permits, can be costly and complex, and we have incurred and will continue to incur costs, including capital expenditures and costs associated with the issuance and maintenance of letters of credit, to comply with these requirements. If we are unable to comply with environmental, health and safety laws and regulations, or maintain our permits, we could incur substantial costs, including fines and civil or criminal sanctions, third party property damage or personal injury claims or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance, and may also be required to halt permitted activities or operations until any necessary permits can be obtained or complied with. In addition, future developments or increasingly stringent regulations could require us to make additional unforeseen environmental expenditures.

Actual and alleged environmental violations have previously been, and continue to be, identified at our facility in Waterford, New York. We are cooperating with the New York State Department of Environmental Conservation and the U.S. Environmental Protection Agency, or USEPA, and Department of Justice in their respective investigations of that facility’s compliance with certain applicable environmental requirements, including certain requirements governing the operation of the facility’s hazardous waste incinerators. These investigations may result in administrative, civil or criminal enforcement by the State of New York and/or the United States and resolution of such enforcement actions will likely require payment of a monetary penalty and/or the imposition of other civil or criminal sanctions.

Environmental, health and safety requirements change frequently and have tended to become more stringent over time. We cannot predict what environmental, health and safety laws and regulations or permit requirements will be enacted or amended in the future, how existing or future laws or regulations will be interpreted or enforced or the impact of such laws, regulations or permits on future production expenditures, supply chain or sales. Our costs of compliance with current and future environmental, health and safety requirements could be material. Such future requirements include legislation designed to reduce emissions of carbon dioxide and other substances associated with climate change (“greenhouse gases”). The European Union has enacted greenhouse gas emissions legislation, and is considering expanding the scope of such legislation. The USEPA has promulgated new regulations applicable to projects involving greenhouse gas emissions above a certain threshold, and the U.S. and certain states within the U.S. have enacted, or are considering, limitations on greenhouse gas emissions. These requirements to limit greenhouse gas emissions could increase our energy costs, and may also require us to incur capital costs to modify our manufacturing facilities.

Even if we fully comply with environmental laws, we are subject to liability associated with hazardous substances in soil, groundwater and elsewhere at a number of sites. These include sites that we formerly owned or operated and sites where hazardous wastes and other substances from our current and former facilities and operations have been treated, stored or disposed of, as well as sites that we currently own or operate. Depending upon the circumstances, our liability may be joint and several, meaning that we may be held responsible for more than our proportionate share, or even all, of the liability involved. Environmental conditions at these sites can lead to environmental cleanup liability and claims against us for personal injury or wrongful death, property damages and natural resource damages, as well as to claims and obligations for the investigation and cleanup of environmental conditions. The extent of any of these liabilities is difficult to predict, but in the aggregate such liabilities could be material.

We have been notified that we are or may be responsible for environmental remediation at a number of sites in the United States, Europe and South America. We are also performing a number of voluntary cleanups. One of the most significant sites is a site formerly owned by us in Geismar, Louisiana. As the result of former, current or future operations, there may be additional environmental remediation or restoration liabilities or claims of personal injury by employees or members of the public due to exposure or alleged exposure to hazardous materials in connection with our operations, properties or products. Sites sold by us in past years may have significant site closure or remediation costs and our share, if any, may be unknown to us at this time. These environmental liabilities or obligations, or any that may arise or become known to us in the future, could have a material adverse effect on our financial condition, cash flows and profitability.

Future chemical regulatory actions may decrease our profitability.

Several governmental entities have enacted, are considering or may consider in the future, regulations that may impact our ability to sell certain chemical products in certain geographic areas. In December 2006, the European Union enacted a regulation known as REACH, which stands for Registration, Evaluation and Authorization of Chemicals. This regulation requires manufacturers, importers and consumers of certain chemicals manufactured in, or imported into, the European Union to register such chemicals and evaluate their potential impacts on human health and the environment. The implementing agency is currently in the process of determining if any chemicals should be further tested, regulated, restricted or banned from use in the European Union. Other countries have implemented, or are considering implementation of, similar chemical regulatory programs. When fully implemented, REACH and other similar regulatory programs may result in significant adverse market impacts on the affected chemical products. If we fail to comply with REACH or other similar laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, which would have an adverse effect on our financial condition, cash flows and profitability.

Similarly, the Canadian government is implementing an initiative to review certain chemical products for potential environmental and human health and safety impacts. The list of products being reviewed includes several chemicals sold by us. We are part of an industry organization that is working with the Canadian government to develop relevant data and information. Upon review of such data and information, the Canadian government may enact regulations that would limit our ability to sell the affected chemicals in Canada. As part of this initiative, based upon modeled potential impacts on the aquatic environment, the Canadian government has listed as environmentally toxic octamethylcyclotetrasiloxane, or D4, a chemical substance that we manufacture, and has proposed listing as environmentally toxic decamethylcyclopentasiloxane, or D5, another chemical substance that we manufacture. The Canadian government is developing, and will likely finalize, regulations to limit the discharge of D4 into the aquatic environment. The Canadian Minister of Environment has convened a Board of Review to assess whether D5 warrants listing as environmentally toxic. If the Board concludes that D5 meets the statutory criteria for environmental toxicity, D5 will also be subject to similar regulations. These regulations may include limitations on the import into Canada, or the use in Canada, of certain products containing more than a specified amount of these chemical substances. The European Union is also reviewing these two chemicals, and may, pursuant to REACH, regulate the manufacture, import and/or use of these two chemical substances in the European Union. Finally, the USEPA has stated that they are reviewing the potential risks posed by these two substances to the aquatic environment to determine whether regulatory measures are warranted. Regulation of our products containing such substances by the European Union, Canada and/or the United States would likely reduce our sales within the jurisdiction and possibly in other geographic areas as well. These reductions in sales could be material depending upon the extent of any such additional regulations.

We participate with other companies in trade associations and regularly contribute to the research and study of the safety and environmental impact of our products and raw materials, including siloxanes, silica, formaldehyde and BPA. These programs are part of a program to review the environmental impacts, safety and efficacy of our products. In addition, government and academic institutions periodically conduct research on potential environmental and health concerns posed by various chemical substances, including substances we manufacture and sell. These research results are periodically reviewed by state, national and international regulatory agencies and potential customers. Such research could result in future regulations restricting the manufacture or use of our products, liability for adverse environmental or health effects linked to our products, and/or de-selection of our products for specific applications. These restrictions, liability, and product de-selection could have an adverse effect on our business, our financial condition and/or liquidity.

Because of potential adverse human health effects, formaldehyde is regulated and various public health agencies continue to evaluate it. In 2004, the International Agency for Research on Cancer, or IARC, reclassified formaldehyde as “carcinogenic to humans,” a higher classification than set forth in previous IARC evaluations. In 2009, the IARC determined that there is sufficient evidence in human beings of a causal association between formaldehyde exposure and leukemia. Soon thereafter, an expert panel of the National Toxicology Program, or NTP, issued its draft 12th Report on Carcinogens, or RoC, which included a recommendation that formaldehyde be listed as “known to be a human carcinogen.” This NTP recommendation was based in part upon its conclusion that available evidence supported a causal link between formaldehyde exposure and leukemia. The USEPA is considering regulatory options for setting limits on formaldehyde emissions from composite wood products that use formaldehyde-based adhesives. The USEPA, under its Integrated Risk Information System, or IRIS, has also released a draft of its toxicological review of formaldehyde. This draft review states that formaldehyde meets the criteria to be described as “carcinogenic to humans” by the inhalation route of exposure based upon evidence of causal links to certain cancers, including leukemia. The National Academy of Sciences, or NAS, was requested by the USEPA to serve as the external peer review body for the draft assessment. The NAS reviewed the draft IRIS toxicological review and issued a report in April 2011 that criticized the draft IRIS toxicological review and stated that the methodologies and the underlying science used in the draft IRIS report did not clearly support a conclusion of a causal link between formaldehyde exposure and leukemia. It is possible that USEPA and NTP may revise the IRIS toxicological review and the RoC, respectively, to reflect the NAS findings, including the conclusions regarding a causal link between formaldehyde exposure and leukemia. Based upon further government reviews, it is possible that new regulatory requirements could be promulgated to limit human exposure to formaldehyde, that we could incur substantial additional costs to meet any such regulatory requirements, and that there could be a reduction in demand for these chemicals and products that contain them. These additional costs and reduced demand could have a material adverse effect on our operations and profitability.

BPA, which is used as an intermediate at our Deer Park, Texas and Pernis, Netherlands manufacturing facilities, and is also sold directly to third parties, is currently under evaluation as an “endocrine disrupter.” Endocrine disrupters are chemicals that have been alleged to interact with the endocrine systems of human beings and wildlife and disrupt their normal processes. BPA continues to be subject to scientific, regulatory and legislative review and negative publicity. We do not believe it is possible to predict the outcome of regulatory and legislative initiatives. In the event that BPA is further regulated or banned for use in certain products, substantial additional operating costs would be likely in order to meet more stringent regulation of this chemical and could reduce demand for the chemical and have a material adverse effect on our operations and profitability.

We manufacture resin-encapsulated sand. Because sand consists primarily of crystalline silica, potential exposure to silica particulate exists. Overexposure to crystalline silica is a recognized health hazard. The Occupational Safety and Health Administration, or OSHA, continues to maintain on its regulatory calendar the possibility of promulgating a comprehensive occupational health standard for crystalline silica within the next few years. We may incur substantial additional costs to comply with any new OSHA regulations.

In addition, we sell resin-encapsulated sand to natural gas drilling operators for use in extracting natural gas from wells that were drilled by a method called hydraulic or horizontal fracturing. This drilling method has been under public and legislative scrutiny recently as a potential source of contamination of groundwater and drinking water. Currently, studies of this method are underway by the USEPA, with oversight provided by a congressional committee, and legislation is being considered in Congress, as well as in some states, to regulate this drilling method. New laws and regulations could affect the number of wells drilled by operators, decrease demand for our resin-coated sands, and cause a decline in our operations and financial performance. Such a decline in demand could also increase competition and decrease pricing of our products, which could also have a negative impact on our profitability and financial performance.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, of prosecution or of the ultimate outcome of litigation and other proceedings filed by or against us, including penalties or other civil or criminal sanctions, or remedies or damage awards, and adverse results in any litigation and other proceedings may materially harm our business. Litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, international trade, commercial arrangements, product liability, environmental, health and safety, joint venture agreements, labor and employment or other harms resulting from the actions of individuals or entities outside of our control. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that are subject to third-party patents or other third-party intellectual property rights. Litigation based on environmental matters or exposure to hazardous substances in the workplace or from our products could result in significant liability for us.

Because we manufacture and use materials that are known to be hazardous, we are subject to, or affected by, certain product and manufacturing regulations, for which compliance can be costly and time consuming. In addition, we may be subject to personal injury or product liability claims as a result of human exposure to such hazardous materials.

We produce hazardous chemicals that require care in handling and use that are subject to regulation by many U.S. and non-U.S. national, international, state and local governmental authorities. In some circumstances, these authorities must approve our products and manufacturing processes and facilities before we may sell some of these chemicals. To obtain regulatory approval of certain new products, we must, among other things, demonstrate to the relevant authority that the product is safe for its intended uses and that we are capable of manufacturing the product in compliance with current regulations. The process of seeking approvals can be costly, time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. New laws and regulations may be introduced in the future that could result in additional compliance costs, bans on product sales or use, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution or sale of our products and could increase our customers’ efforts to find less hazardous substitutes for our products. We are subject to ongoing reviews of our products and manufacturing processes.

As discussed above, we manufacture and sell products containing formaldehyde, and certain governmental bodies have concluded that there is a causal link between formaldehyde exposure and certain types of cancer, possibly including leukemia. These conclusions could also become the basis of product liability litigation.

Other products we have made or used have been the focus of legal claims based upon allegations of harm to human health. While we cannot predict the outcome of pending suits and claims, we believe that we maintain adequate reserves, in accordance with our policy, to address currently pending litigation and are adequately insured to cover currently pending and foreseeable future claims. However, an unfavorable outcome in these litigation matters may cause our profitability, business, financial condition and reputation to decline.

We are subject to claims from our customers and their employees, environmental action groups and neighbors living near our production facilities.

We produce and use hazardous chemicals that require appropriate procedures and care to be used in handling or in using them to manufacture other products. As a result of the hazardous nature of some of the products we produce and use, we may face claims relating to incidents that involve our customers’ improper handling, storage and use of our products. We have historically faced lawsuits, including class action lawsuits, that claim liability for death, injury or property damage caused by products that we manufacture or that contain our components. These lawsuits, and any future lawsuits, could result in substantial damage awards against us, which in turn could encourage additional lawsuits and could cause us to incur significant legal fees to defend such lawsuits, either of which could have a material adverse effect on our financial condition and profitability. In addition, the activities of environmental action groups could result in litigation or damage to our reputation.

As a global business, we are subject to numerous risks associated with our international operations that could have a material adverse effect on our business.

We have significant manufacturing and other operations outside the United States. Some of these operations are in jurisdictions with unstable political or economic conditions. There are numerous inherent risks in international operations, including, but not limited to:

•	exchange controls and currency restrictions;

•	currency fluctuations and devaluations;

•	tariffs and trade barriers;

•	export duties and quotas;

•	changes in local economic conditions;

•	changes in laws and regulations;

•	exposure to possible expropriation or other government actions;

•	hostility from local populations;

•	diminished ability to legally enforce our contractual rights in non-U.S. countries;

•	restrictions on our ability to repatriate dividends from our subsidiaries;

•	unsettled political conditions and possible terrorist attacks against U.S. interests; and

•	natural disasters or other catastrophic events.

Our international operations expose us to different local political and business risks and challenges. For example, we face potential difficulties in staffing and managing local operations, and we have to design local solutions to manage credit risks of local customers and distributors. In addition, some of our operations are located in regions that may be politically unstable, having particular exposure to riots, civil commotion or civil unrests, acts of war (declared or undeclared) or armed hostilities or other national or international calamity. In some of these regions, our status as a United States company also exposes us to increased risk of sabotage, terrorist attacks, interference by civil or military authorities or to greater impact from the national and global military, diplomatic and financial response to any future attacks or other threats.

Some of our operations are located in regions with particular exposure to natural disasters such as storms, floods, fires and earthquakes. It would be difficult or impossible for us to relocate these operations and, as a result, any of the aforementioned occurrences could materially adversely affect our business.

In addition, intellectual property rights may be more difficult to enforce in non-U.S. or non-Western Europe countries.

Our overall success as a global business depends, in part, upon our ability to succeed under different economic, social and political conditions. We may fail to develop and implement policies and strategies that are effective in each location where we do business, and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to foreign currency risk.

In 2010, 60% of our pro forma net sales originated outside the United States. In our consolidated financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, at a constant level of business, our reported international revenues and earnings would be reduced because the local currency would translate into fewer U.S. dollars.

In addition to currency translation risks, we incur a currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a different currency from the currency in which it records revenues. Given the volatility of exchange rates, we may not manage our currency transaction and/or translation risks effectively, and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations. Since most of our indebtedness is denominated in U.S. dollars, a strengthening of the U.S. dollar could make it more difficult for us to repay our indebtedness.

We have entered and expect to continue to enter into various hedging and other programs in an effort to protect against adverse changes in the non-U.S. exchange markets and attempt to minimize potential adverse effects. These hedging and other programs may be unsuccessful in protecting against these risks. Our results of operations could be materially adversely affected if the U.S. dollar strengthens against non-U.S. currencies and our protective strategies are not successful. Likewise, a strengthening U.S. dollar provides opportunities to source raw materials more cheaply from foreign countries.

Increased energy costs could increase our operating expenses, reduce net income and negatively affect our financial condition.

Natural gas and electricity are essential to our manufacturing processes, which are energy-intensive. Oil and natural gas prices have fluctuated greatly over the past several years and we anticipate that they will continue to do so. Our energy costs represented 5% of our total pro forma costs of sales in 2010, and 8%, in each of 2009 and 2008.

Our operating expenses will increase if our energy prices increase. Increased energy prices may also result in greater raw materials costs. If we cannot pass these costs through to our customers, our profitability may decline. In addition, increased energy costs may also negatively affect our customers and the demand for our products.

We face increased competition from other companies and from substitute products, which could force us to lower our prices, which would adversely affect our profitability and financial condition.

The markets that we operate in are highly competitive, and this competition could harm our results of operations, cash flows and financial condition. Our competitors include major international producers as well as smaller regional competitors. We believe that the most significant competitive factor that impacts demand for certain of our products is selling price. We may be forced to lower our selling price based on our competitors’ pricing decisions, which would reduce our profitability. Certain markets that we serve have become commoditized in recent years and have given rise to several industry participants, resulting in fierce price competition in these markets. This has been further magnified by the impact of the recent global economic downturn, as companies have focused more on price to retain business and market share. In addition, we face competition from a number of products that are potential substitutes for our products. Growth in substitute products could adversely affect our market share, net sales and profit margins.

Additional trends include current and anticipated consolidation among our competitors and customers which may cause us to lose market share as well as put downward pressure on pricing. There is also a trend in our industries toward relocating manufacturing facilities to lower cost regions, such as Asia, which may permit some of our competitors to lower their costs and improve their competitive position. Furthermore, there has been an increase in new competitors based in these regions.

Some of our competitors are larger, have greater financial resources, have a lower cost structure, and/or have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within our industry and in the economy as a whole. If we do not compete successfully, our operating margins, financial condition, cash flows and profitability could be adversely affected. Furthermore, if we do not have adequate capital to invest in technology, including expenditures for research and development, our technology could be rendered uneconomical or obsolete, negatively affecting our ability to remain competitive.

We may be unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, including the Momentive Combination, which would adversely affect our profitability and financial condition.

We have not yet realized all of the cost savings and synergies we expect to achieve from our current strategic initiatives, including the Momentive Combination and those related to shared services and logistics optimization, best-of-source contractual terms, procurement savings, regional site rationalization, administrative and overhead savings, and new product development, and may not be able to realize such cost savings or synergies. A variety of risks could cause us not to realize the expected cost savings and synergies, including but not limited to, the following: the shared services agreement may be viewed negatively by vendors, customers or financing sources, negatively impacting potential benefits; any difficulty or inability to integrate shared services with our business; higher than expected severance costs related to staff reductions; higher than expected retention costs for employees that will be retained; higher than expected stand-alone overhead expenses; delays in the anticipated timing of activities related to our cost-saving plan; increased complexity and cost in collaborating between MSC and MPM and establishing and maintaining shared services; and other unexpected costs associated with operating our business.

Our ability to realize the benefits of the Momentive Combination also may be limited by applicable limitations under the terms of our debt instruments. These debt instruments generally require that transactions between MPM and MSC with a value in excess of a de minimis threshold be entered into on an arm’s-length basis. These constraints could result in significantly fewer cost savings and synergies than would occur if these limitations did not exist. Our ability to realize intended savings also may be limited by existing contracts to which we are a party, the need for consents with respect to agreements with third parties, and other logistical difficulties associated with integration.

If we are unable to achieve the cost savings or synergies that we expect to achieve from our strategic initiatives, including the shared services agreement, it would adversely affect our profitability and financial condition. In addition, while we have been successful in reducing costs and generating savings, factors may arise that may not allow us to sustain our current cost structure. As market and economic conditions change, we may also make changes to our operating cost structure. To the extent we are permitted to include the pro forma impact of such cost savings initiatives in the calculation of financial covenant ratios under our senior credit agreements, our failure to realize such savings could impact our compliance with such covenants.

Momentive and certain of its subsidiaries are holding companies that rely on dividends and other payments, advances and transfers of funds from other subsidiaries to meet our respective obligations, and these dividends, other payments, advances and transfers are restricted by our subsidiaries’ debt agreements and may be unavailable or inadequate to meet such obligations, if at all.

Momentive and its subsidiary holding companies have no direct operations and derive all of their cash flow (excluding cash flow from financing activities) from their subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, including the debt payment obligations of our subsidiary holding companies. Legal and contractual restrictions in the credit facilities, indentures and other agreements governing our subsidiaries’ indebtedness, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. Our subsidiaries may not be able to, or may not be permitted to, make distributions to us. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While there are limitations on the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we are unable to receive distributions from our subsidiaries we may be unable to meet our obligations. Further, the earnings from, or other available assets of, our subsidiaries may be insufficient to pay dividends or make distributions or loans to enable us to meet our obligations.

Our success depends in part on our ability to protect our intellectual property rights, and our inability to enforce these rights could have an adverse effect on our competitive position.

We rely on the patent, trademark, copyright and trade-secret laws of the United States and the countries where we do business to protect our intellectual property rights. We may be unable to prevent third parties from using our intellectual property without our authorization. The unauthorized use of our intellectual property could reduce any competitive advantage we have developed, reduce our market share or otherwise harm our business. In the event of unauthorized use of our intellectual property, litigation to protect or enforce our rights could be costly, and we may not prevail.

Many of our technologies are not covered by any patent or patent application, and our issued and pending U.S. and non-U.S. patents may not provide us with any competitive advantage and could be challenged by third parties. Our inability to secure issuance of our pending patent applications may limit our ability to protect the intellectual property rights these pending patent applications were intended to cover. Our competitors may attempt to design around our patents to avoid liability for infringement and, if successful, our competitors could adversely affect our market share. Furthermore, the expiration of our patents may lead to increased competition.

Our pending trademark applications may not be approved by the responsible governmental authorities and, even if these trademark applications are granted, third parties may seek to oppose or otherwise challenge these trademark applications. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to protect our products and their associated trademarks and impede our marketing efforts in those jurisdictions.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark or copyright protection. We also rely on unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements are limited in duration and could be breached, and may not provide meaningful protection of our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available if there is an unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge about our trade secrets through independent development or by legal means. The failure to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have an adverse effect on our business by jeopardizing critical intellectual property.

Where a product formulation or process is kept as a trade secret, third parties may independently develop or invent and patent products or processes identical to our trade-secret products or processes. This could have an adverse impact on our ability to make and sell products or use such processes and could potentially result in costly litigation in which we might not prevail.

We could face intellectual property infringement claims that could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

Conversely, we could face intellectual property infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technology. If we were subject to an infringement suit, we may be required to change our processes or products, or stop using certain technologies or producing the infringing product entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could cause our customers to seek other products that are not subject to infringement suits. Any infringement suit could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on certain of our key executives and our ability to attract and retain qualified employees.

Our ability to operate our business and implement our strategies depends, in part, on the efforts of Craig O. Morrison, our chief executive officer, and William H. Carter, our chief financial officer, and other key members of our leadership team. In addition, our success will depend on, among other factors, our ability to attract and retain other qualified personnel, particularly research scientists, technical sales professionals and engineers. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business or business prospects.

If we fail to extend or renegotiate our collective bargaining agreements with our works councils and labor unions as they expire from time to time, if disputes with our works councils or unions arise, or if our unionized or represented employees were to engage in a strike or other work stoppage, our business and operating results could be materially adversely affected.

As of December 31, 2010, 45% of our employees were unionized or represented by works councils that were covered by collective bargaining agreements. In addition, some of our employees reside in countries in which employment laws provide greater bargaining or other employee rights than the laws of the United States. These rights may require us to expend more time and money altering or amending employees’ terms of employment or making staff reductions. For example, most of our employees in Europe are represented by works councils, which generally must approve changes in conditions of employment, including restructuring initiatives and changes in salaries and benefits. A significant dispute could divert our management’s attention and otherwise hinder our ability to conduct our business or to achieve planned cost savings.

We may be unable to timely extend or renegotiate our collective bargaining agreements as they expire. For example, a majority of our manufacturing personnel at our Waterford, New York; Sistersville, West Virginia and Willoughby, Ohio sites are covered by collective bargaining agreements that expire in the summer of 2013. In addition, we have other collective bargaining agreements which will expire during the next two years. We also may be subject to strikes or work stoppages by, or disputes with, our labor unions. In January 2011, the union at our Waterford, New York facility representing approximately 780 employees went on strike for two days in response to specific grievances that are now concluded. In addition, in January and November 2009, this union filed a variety of unfair labor practice charges against us with the National Labor Relations Board, or NLRB, arising from our implementation of a new wage rate schedule, a new job classification structure and a new overtime procedure at our Waterford, New York facility. In January 2010, the NLRB filed a complaint against us relating to a portion of these charges, and in July 2010 we reached a settlement with respect to these claims and the complaint was withdrawn. If we fail to extend or renegotiate our collective bargaining agreements, if additional disputes with our works councils or unions arise or if our unionized or represented workers engage in a further strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, financial position and results of operations.

Our pension plans are unfunded or under-funded, and our required cash contributions could be higher than we expect, having an adverse effect on our financial condition and liquidity.

We sponsor various pension and similar benefit plans worldwide.

Our non-U.S. defined benefit pension plans were under-funded in the aggregate by $220 million as of December 31, 2010. Our U.S. defined benefit pension plans were under-funded in the aggregate by $127 million as of December 31, 2010.

We are legally required to make contributions to our pension plans in the future, and those contributions could be material. The need to make these cash contributions will reduce the amount of cash that would be available to meet other obligations or the needs of our business, which could have an adverse effect on our financial condition and liquidity.

In 2011, we expect to contribute approximately $29 million and $14 million to our U.S. and non-U.S. defined benefit pension plans, respectively, which we believe is sufficient to meet the minimum funding requirements as set forth in employee benefit and tax laws. The terms of the respective indebtedness of the MPM Group and the MSC Group restrict their ability to make funds available for contribution to the others’ defined benefit plans.

Our future funding obligations for our employee benefit plans depend upon the levels of benefits provided for by the plans, the future performance of assets set aside for these plans, the rates of interest used to determine funding levels, the impact of potential business dispositions, actuarial data and experience, and any changes in government laws and regulations. In addition, our employee benefit plans hold a significant amount of equity securities. If the market values of these securities decline, our pension expense and funding requirements would increase and, as a result, could have a material adverse affect on our business.

Any decrease in interest rates and asset returns, if and to the extent not offset by contributions, could increase our obligations under these plans. If the performance of assets in the funded plans does not meet our expectations, our cash contributions for these plans could be higher than we expect, which could have an adverse effect on our financial condition and liquidity.

Natural or other disasters have, and could in the future disrupt our business and result in loss of revenue or higher expenses.

Any serious disruption at any of our facilities or our suppliers’ facilities due to hurricane, fire, earthquake, flood, terrorist attack or any other natural or man-made disaster could impair our ability to use our facilities and have a material adverse impact on our revenues and increase our costs and expenses. If there is a natural disaster or other serious disruption at any of our facilities or our suppliers’ facilities, it could impair our ability to adequately supply our customers and negatively impact our operating results. For example, our siloxane manufacturing facility in Ohta, Japan and the manufacturing facilities of certain of our suppliers were impacted by earthquakes in Japan and related events in 2011. Our manufacturing facilities in the U.S. Gulf Coast region were also impacted by Hurricanes Katrina and Rita in 2005 and Hurricanes Gustav and Ike in 2008. In addition, many of our current and potential customers are concentrated in specific geographic areas. A disaster in one of these regions could have a material adverse impact on our operations, operating results and financial condition. Our business interruption insurance may not be sufficient to cover all of our losses from a disaster, in which case our unreimbursed losses could be substantial.

Acquisitions and joint ventures that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance. Divestitures that we pursue also may present unforeseen obstacles and costs and alter the synergies we expect to achieve from the Momentive Combination.

We have made acquisitions of related businesses, and entered into joint ventures in the past and intend to selectively pursue acquisitions of, and joint ventures with, related businesses as one element of our growth strategy. Acquisitions may require us to assume or incur additional debt financing, resulting in additional leverage and complex debt structures. If such acquisitions are consummated, the risk factors we describe below, and for our business generally, may be intensified.

Our ability to implement our growth strategy is limited by covenants in our senior secured credit facilities, indentures and other indebtedness, our financial resources, including available cash and borrowing capacity, and our ability to integrate or identify appropriate acquisition and joint venture candidates.

The expense incurred in consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in our incurring unanticipated expenses and losses. Furthermore, we may not be able to realize any anticipated benefits from acquisitions or joint ventures. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with our acquisition and joint venture strategy include:

•	potential disruptions of our ongoing business and distraction of management;

•	unexpected loss of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. For example, if we were to acquire an international business, the preparation of the U.S. GAAP financial statements could require significant management resources. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Our acquisition and joint venture strategy may not be successfully received by customers, and we may not realize any anticipated benefits from acquisitions or joint ventures.

In addition we have selectively made, and intend to pursue, divestitures of certain of our businesses as one element of our portfolio optimization strategy. Divestitures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management. Divestitures may alter synergies we expect to achieve from the Momentive Combination.

Risks Related to Our Indebtedness

We may be unable to generate sufficient cash flows from operations to meet our consolidated debt service payments.

We have substantial consolidated indebtedness. As of December 31, 2010, we had $7,271 million of consolidated outstanding indebtedness, including payments due within the next twelve months and short-term borrowings. In 2011, based on our consolidated indebtedness outstanding at December 31, 2010 our annualized cash interest expense is projected to be approximately $555 million based on interest rates at December 31, 2010, of which $413 million represents cash interest expense on fixed-rate obligations, including variable rate debt subject to interest rate swap agreements.

Our ability to generate sufficient cash flows from operations to make scheduled debt service payments depends on a range of economic, competitive and business factors, many of which are outside of our control. Our business may generate insufficient cash flows from operations to meet our debt service and other obligations, and currently anticipated cost savings, working capital reductions and operating improvements may not be realized on schedule, or at all. If we are unable to meet our expenses and debt service obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or issue additional equity securities. We may be unable to refinance any of our indebtedness, sell assets or issue equity securities on commercially reasonable terms, or at all, which could cause us to default on our obligations and result in the acceleration of our debt obligations. Our inability to generate sufficient cash flow to satisfy our outstanding debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.

The MPM Group and the MSC Group do not provide credit support for each other’s indebtedness, and their ability to share liquidity and cash resources with each other is restricted by the terms of their respective indebtedness.

Our substantial indebtedness exposes us to significant interest expense increases if interest rates increase.

$2.9 billion, or approximately 40% of our borrowings as of December 31, 2010, were at variable interest rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease. Assuming our consolidated variable interest rate indebtedness outstanding as of December 31, 2010 remains the same, an increase of 1% in the interest rates payable on our variable rate indebtedness would increase our 2011 annual estimated debt-service requirements by approximately $25 million. Accordingly, an increase in interest rates from current levels could cause our annual debt-service obligations to increase significantly.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

Our substantial consolidated indebtedness could have other important consequences, including but not limited to the following:

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we are more highly leveraged than many of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy;

•	a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes;

•	it may restrict us from making strategic acquisitions, introducing new technologies, or exploiting business opportunities;

•	it may make it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•	it may adversely affect terms under which suppliers provide material and services to us;

•	it may limit our ability to borrow additional funds or dispose of assets; and

•	it may limit our ability to fully achieve possible cost savings from the Momentive Combination.

There would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

Despite our substantial indebtedness, we may still be able to incur significant additional indebtedness. This could intensify the risks described above.

We may be able to incur substantial additional indebtedness in the future. Although the terms governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to numerous qualifications and exceptions, and the indebtedness we may incur in compliance with these restrictions could be substantial. Increasing our indebtedness could intensify the risks described above.

The terms governing our outstanding debt, including restrictive covenants, may adversely affect our operations.

The terms governing our outstanding debt contain, and any future indebtedness we incur would likely contain, numerous restrictive covenants that impose significant operating and financial restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other distributions to our stockholders;

•	create or incur certain liens;

•	make certain loans, acquisitions, capital expenditures or investments;

•	engage in sales of assets and subsidiary stock;

•	enter into sale/leaseback transactions;

•	enter into transactions with affiliates; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

In particular, each of MPM Holdings, MPM, MSC Holdings and MSC have separate debt financing under their own respective debt agreements, each of which contains restrictive covenants that impose significant restrictions on their ability to operate together, other than on an arms-length basis in accordance with the terms of such agreements. As a result, we have significant restrictions on our ability to transfer assets, or otherwise enter into non-arms length transactions, between members of the MPM Group and the MSC Group. Such agreements also contain restrictive covenants that impose significant restrictions on the ability to pay dividends and make other distributions from MPM to MPM Holdings, from MSC to MSC Holdings, and from each of MPM Holdings and MSC Holdings to Momentive. As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

In addition, at any time that loans or letters of credit are outstanding and not cash collateralized thereunder, the agreements governing our revolving credit facilities, which are part of our separate senior secured credit facilities for MPM and MSC, require us to maintain a specified leverage ratio. At December 31, 2010, we were in compliance with our leverage ratio maintenance covenants set forth in our senior secured credit facilities. If business conditions weaken, we may not comply with our leverage ratio covenants for future periods. If we are at risk of failing to comply with a leverage ratio covenant, we would pursue additional cost saving actions, restructuring initiatives or other business or capital structure optimization measures available to us to remain in compliance with these covenants, but any such measures may be unsuccessful or may be insufficient to maintain compliance with our leverage ratio covenants.

A failure to comply with the covenants contained in our senior secured credit facilities, the indentures governing notes issued or guaranteed by our subsidiaries or their other existing indebtedness could result in an event of default under the existing agreements that, if not cured or waived, would have a material adverse effect on our business, financial condition and results of operations.

In particular, a breach of a leverage ratio covenant would result in an event of default under the applicable revolving credit facility. Pursuant to the terms of the applicable credit agreement for such facility, we have the right but not the obligation to cure such default through the purchase of additional equity in MPM or MSC (as the case may be) in up to three of any four consecutive quarters. If a breach of a leverage ratio covenant is not cured or waived, or if any other event of default under a senior secured credit facility occurs, the lenders under such credit agreement:

•	would not be required to lend any additional amounts to us;

•

could elect to declare all borrowings outstanding under such revolving credit facility, together with accrued and unpaid interest and fees, due and payable and could demand cash collateral for all letters of credit issued thereunder;

•

could elect to declare all borrowings outstanding under the term loan facilities, together with accrued and unpaid interest and fees, due and payable and, in the case of MPM’s facility, could demand cash collateral for all letters of credit issued under the synthetic letter of credit facility (provided that, if triggered by a breach of the leverage ratio covenant, certain other conditions are met);

•	could require us to apply all of our available cash to repay these borrowings; and/or

•	could prevent us from making payments on our notes;

any or all of which could result in an event of default under our notes.

If the indebtedness under our senior secured credit facilities or our existing notes were to be accelerated after an event of default, our respective assets may be insufficient to repay such indebtedness in full and our lenders could foreclose on the assets pledged under the applicable facility. Under these circumstances, a refinancing or additional financing may not be obtainable on acceptable terms, or at all, and we may be forced to explore a restructuring.

In addition the terms governing our indebtedness limit our ability to sell assets and also restrict the use of proceeds from that sale, including restrictions on transfers from MPM to MSC and vice versa. Our subsidiaries may be unable to sell assets quickly enough or for sufficient amounts to enable them to meet their obligations. Furthermore, a substantial portion of our assets are, and may continue to be, intangible assets. Therefore, it may be difficult for us to pay our consolidated debt obligations in the event of an acceleration of any of their consolidated indebtedness.

Our operating subsidiaries may be unable to generate sufficient cash flow from operations to pay dividends or distributions to their respective holding companies in amounts sufficient for them to pay their debt.

Momentive’s direct subsidiary holding companies each have incurred substantial indebtedness, and likely will need to rely upon distributions from their respective separate subsidiaries to pay such indebtedness. As of December 31, 2010, the aggregate principal amount outstanding of MPM Holdings’ PIK notes due 2017 was $611 million. These notes accrue interest in-kind until maturity. As of December 31, 2010, the aggregate principal amount outstanding of MSC Holdings’ term loans was $208 million. These notes accrue interest in-kind until maturity if elected by MSC Holdings.

Our operating subsidiaries may not generate sufficient cash flow from operations to pay dividends or distributions to their respective holding companies in amounts sufficient to allow such holding companies to pay principal and cash interest on their respective debt upon maturity. In addition, the ability of our operating subsidiaries to make distributions to their respective holding companies are subject to restrictions in their various respective debt instruments. If either of our direct subsidiary holding companies is unable to meet its respective debt service obligations, they could attempt to restructure or refinance their indebtedness or seek additional equity capital. They may be unable to accomplish these actions on satisfactory terms, if at all. A default under either of our direct subsidiary holding company’s debt instruments could lead to a change of control under their respective subsidiaries’ other debt instruments and lead to an acceleration of all outstanding loans under their respective subsidiaries’ senior secured credit facilities and other indebtedness.

Repayment of our subsidiaries’ debt, including required principal and interest payments, depends on cash flow generated by their respective subsidiaries, which may be subject to limitations beyond our control.

Our indirect subsidiaries own a significant portion of our consolidated assets and conduct a significant portion of our consolidated operations. Repayment of the indebtedness of our subsidiaries depends, to a significant extent, on the separate generation of cash flow and the ability of their respective subsidiaries to make cash available by dividend, debt repayment or otherwise. These subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments on indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit the ability of the obligors with respect to such debt to obtain cash from their respective subsidiaries. While there are limitations on the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make intercompany payments, these limitations are subject to certain qualifications and exceptions. In the event that certain of our subsidiaries with indebtedness are unable to receive distributions from their respective subsidiaries, they may be unable to make required principal and interest payments on their respective indebtedness.

A downgrade in our debt ratings could restrict our access to, and negatively impact the terms of, current or future financings or trade credit.

Standard & Poor’s Ratings Services and Moody’s Investors Service maintain credit ratings on each of MPM and MSC and certain of their debt. Each of these ratings is currently below investment grade. Any decision by these ratings agencies to downgrade such ratings or put them on negative watch in the future could restrict our or their access to, and negatively impact the terms of, current or future financings and trade credit extended by our or their suppliers of raw materials or other vendors.

Risks Related to Our Common Stock and this Offering

There is no existing market for our common stock and we do not know if one will develop, which could impede your ability to sell your shares and depress the market price of our common stock.

There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” Consequently, you may be unable to sell our common stock at prices equal to or greater than the price you pay in this offering.

Apollo controls us and its interests may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, Apollo will beneficially own approximately     % of our common stock, assuming the underwriters do not exercise their option to purchase additional shares (or     % if the underwriters exercise their option in full). In addition, representatives of Apollo comprise six of our thirteen directors. As a result, Apollo will continue to have the ability to prevent any transaction that requires the approval of our board of directors or stockholders, including the approval of significant corporate transactions such as mergers and the sale of substantially all of our assets.

In addition, we have an executive committee that serves at the discretion of our Board and is authorized to take such actions as it reasonably determines appropriate. Currently, the executive committee, which may act by a majority of its members, is controlled by Apollo. See “Management — Executive Committee” for a further discussion.

The interests of Apollo could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination that you as a stockholder may otherwise view favorably. Apollo is in the business of making or advising on investments in companies and holds, and may from time to time in the future acquire, interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. They may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

So long as Apollo continues to indirectly own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions.

We will be a “controlled company” within the meaning of the                      rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the closing of this offering, Apollo will continue to control a majority of our voting common stock. As a result, we are a “controlled company” within the meaning of              corporate governance standards. Under                      rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain              corporate governance requirements, including:

•	the requirement that a majority of the board of directors consists of independent directors;

•	the requirement that we have a nominating/governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/governance and compensation committees.

Following this offering, we intend to utilize the exemptions from                     corporate governance requirements, including the foregoing. As a result, we will not have a majority of independent directors nor will our nominating/governance and compensation committees consist entirely of independent directors and we will not be required to have an annual performance evaluation of the nominating/governance and compensation committees. See “Management.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all corporate governance requirements.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our common stock price may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price for our common stock could fluctuate significantly for various reasons, including but not limited to:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our products and services;

•	future announcements concerning our business or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the U.S. Securities and Exchange Commission, or SEC;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation;

•	general market, economic and political conditions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us, Apollo or its affiliated funds or members of our management team;

•	adverse resolution of new or pending litigation against us; and

•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

In addition, the stock market has experienced significant price and volume fluctuations in recent years. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We have no plans to pay regular dividends on our common stock. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. The terms governing our subsidiaries’ outstanding debt also include limitations on the ability of our subsidiaries to pay dividends to us. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

We may sell additional shares of common stock in subsequent public offerings or otherwise, including to finance acquisitions. We have                  authorized shares of common stock, of which              shares will be outstanding upon consummation of this offering. This number includes shares that we are selling in this offering, which may be resold immediately in the public market. Of the remaining shares,                 , or     %, are restricted from immediate resale under the federal securities laws and the lock-up agreements with the underwriters described in the “Underwriting” section of this prospectus, but may be sold into the market in the near future. These shares will become available for sale at various times following the expiration of the lock-up agreements, which, without the prior consent of                     , is      days after the date of this prospectus. Immediately after the expiration of the lock-up period, the shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act subject to volume limitations and applicable holding period requirements.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

Provisions of our certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	establishing limitations on the removal of directors;

•	prohibiting cumulative voting in the election of directors;

•	empowering only the board to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholders to act by written consent if less than 50.1% of our outstanding common stock is controlled by Apollo;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	waiver of Section 203 of the General Corporate Law of Delaware.

Our issuance of shares of preferred stock could delay or prevent a change of control of us. Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by Apollo, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

You will experience an immediate and substantial dilution in the net tangible book value (deficit) of the common stock you purchase.

Prior investors have paid substantially less per share than the price in this offering. We will have a net tangible book deficit after this offering. Based on an assumed initial public offering price of $         per share, the midpoint of the estimated offering range set forth on the cover page of this prospectus, you will experience immediate and substantial dilution of approximately $         per share in net tangible book value (deficit) of the common stock you purchase in this offering. See “Dilution,” including the discussion of the effects on dilution from a change in the price of this offering.

The additional requirements of having a class of publicly traded equity securities may strain our resources and distract management.

Even though two of our operating subsidiaries currently file reports with the SEC, after the consummation of this offering, we will be subject to additional reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank. Dodd-Frank, signed into law on July 21, 2010, effects comprehensive changes to the regulation of financial services in the United States and will subject us to additional federal regulation. We cannot predict with any certainty the requirements of the regulations ultimately adopted or how Dodd-Frank and such regulations will impact the cost of compliance for a company with publicly traded common stock. We are currently evaluating and monitoring developments with respect to Dodd-Frank and other new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a company with publicly traded common stock and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control for financial reporting. These requirements may place a strain on our systems and resources. Under Section 404 of the Sarbanes-Oxley Act, we are currently required to include a report of management on our internal control over financial reporting in our Annual Reports on Form 10-K. After consummation of this offering, our independent public accountants auditing our financial statements must attest to the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for our year ending December 31, 2012. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to conclude that our disclosure controls and procedures and internal control over financial reporting are effective, or if our independent public accounting firm is unable to provide us with an unqualified report as to management’s assessment of the effectiveness of our internal control over financial reporting in future years, investors may lose confidence in our financial reports and our stock price may decline.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve substantial risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “projects,” “might,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that concern our strategy, plans or intentions. All statements we make in this prospectus relating to our estimated and projected revenue, margins, costs, expenditures, cash flows, growth rates, financial results, and prospects are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expect. We derive many of our forward-looking statements from our operating budgets and forecasts, which we base upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

We disclose important factors that could cause actual results to differ materially from our expectations under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. Some of the factors that we believe could affect our revenue, margins, costs, expenditures, cash flows, growth rates, financial results, business, condition and prospects include:

•	global economic conditions;

•	raw material costs and supply availability;

•	environmental regulations and related compliance and litigation costs;

•	litigation costs;

•	manufacturing regulations and related compliance and litigation costs;

•	risks associated with international operations;

•	foreign currency fluctuations;

•	rising energy costs;

•	increased competition;

•	the success of our strategic initiatives;

•	our holding company structure;

•	intellectual property protection and litigation;

•	our reliance on our key executives;

•	relations and costs associated with our workforce;

•	our pension liabilities;

•	natural disasters, acts of war, terrorism and other acts beyond our control;

•	the impact of our substantial indebtedness;

•	our incurring additional debt;

•	acquisitions, divestitures and joint ventures that we may pursue;

•	restrictive covenants related to our indebtedness; and

•	other factors presented under the heading “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward looking statement as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the common stock that we are offering will be approximately $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our net proceeds will increase by approximately $         million if the underwriters exercise in full their option to purchase additional shares from us. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us of this offering by approximately $         million, assuming the number of shares offered by us, as listed on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, create a public market for our common stock and to facilitate our future access to the public equity markets.

We intend to use the net proceeds from our sale of shares of common stock in this offering for general corporate purposes.

DIVIDEND POLICY

We do not currently anticipate paying any dividends on our common stock in the foreseeable future. Any future determination as to our dividend policy will be made at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, business opportunities, legal requirements, restrictions in our debt agreements and other contracts, and other factors our board of directors deems relevant. The terms of the indebtedness of our subsidiaries may also restrict them from paying cash dividends to us. See “Description of Certain Indebtedness” and “Description of Capital Stock—Common Stock.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2010:

•	on an actual basis; and

•

on a pro forma as adjusted basis to reflect                      and the sale                      of              shares of common stock by us in this offering at an assumed initial public offering price of $             per share, the midpoint of the estimated offering range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with our consolidated financial statements and related notes and the sections entitled “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” and “Description of Capital Stock” appearing elsewhere in this prospectus.

	As of December 31, 2010
	Actual	Pro Forma As Adjusted
	(in millions)
Cash and cash equivalents	$450	$

Debt:
MPM and MSC senior secured credit facilities	2,349
MSC senior secured notes	1,657
MSC senior unsecured debentures	261
MPM senior notes	1,532
MPM senior subordinated notes	379
MSC Holdings unsecured PIK term loan	172
MPM Holdings PIK notes	611
MSC borrowings from Apollo affiliates	104
Other debt and capital leases	206

Total debt	7,271

Deficit:
Members’ Deficit	(1,075)
Accumulated other comprehensive income	252

Total Momentive deficit	(823)
Noncontrolling interest	6

Total deficit	(817)

Total capitalization	$6,454	$

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of common stock you pay and the as adjusted net tangible book value deficit per share of our common stock after this offering. Our net tangible book deficit as of December 31, 2010 was $4,249 million, or $             per share of common stock. We calculate net tangible book deficit per share by calculating the total assets less goodwill and other intangible assets and total liabilities, and dividing by the number of shares of common stock outstanding prior to this offering.

Net tangible book deficit dilution per share represents the difference between the amount per share paid by new investors who purchase shares from us in this offering and the as adjusted net tangible book deficit per share of common stock immediately after completion of this offering. As of December 31, 2010, after giving effect to the application of the estimated net proceeds to us in this offering as described under “Use of Proceeds,” our as adjusted net tangible book deficit would have been $         million, or $         per share, assuming that the shares offered under this prospectus are sold at a public offering price of $         per share, the midpoint of the estimated offering range set forth on the cover page of this prospectus. This represents an immediate decrease in net tangible book deficit of $         per share to existing stockholders, and an immediate dilution in net tangible book value (deficit) of $         per share to new investors in the offering. The table below illustrates this per share dilution as of December 31, 2010:

Per Share

Assumed initial public offering price per share			$
Net tangible book deficit as of December 31, 2010		$4,249
Increase attributable to new investors	$

Pro forma net tangible book deficit as adjusted to give effect to this offering			$

Dilution in pro forma net tangible book value (deficit) to new investors in this offering			$

A $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) our as adjusted net tangible book value per share after this offering by $        , and the dilution to new investors by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, our as adjusted net tangible book value will increase to $         per share, representing an increase to existing holders of $         per share, and there will be an immediate dilution of $         per share to new investors.

The following table sets forth, on an as adjusted basis as of December 31, 2010, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by new investors, at an assumed initial public offering price of $         per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount (In Millions)	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

To the extent any options to purchase shares of common stock are granted or exercised, the warrant held by GE Capital Equity is exercised, Apollo purchases preferred stock that is redeemed with the redemption price being paid in common stock, or Apollo exercises its warrants, or the underwriters exercise their over-allotment option, there will be further dilution to new investors.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents certain of our selected historical financial data. The selected historical financial and other financial data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus. The financial data as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been derived from our audited consolidated or combined financial statements and related notes thereto.

The Momentive Combination has been accounted for as a business combination and MPM Holdings has been identified as the accounting acquiror and predecessor entity to the formation of Momentive. Therefore, the historical financial data includes the historical financial data of MPM Holdings prior to the Momentive Combination in 2010 and for the years ended December 31, 2009, 2008, 2007 and 2006 and as of December 31, 2009, 2008, 2007 and 2006. The selected historical financial data as of and for the year ended December 31, 2010 includes MSC Holdings since the acquisition date of October 1, 2010, the date of the Momentive Combination. The period from January 1, 2006 to December 3, 2006 includes the accounts of the businesses acquired from GE, which we refer to as the MPM Formation. The period from December 4, 2006 to December 31, 2006 includes our accounts after the MPM Formation. These two periods are combined to account for our year ended December 31, 2006 and are considered a non-US GAAP presentation. We refer to the financial statements prior to the MPM Formation as “Predecessor” and those subsequent to the MPM Formation as “Successor.” As a result of the application of purchase accounting as of the date of the MPM Formation, the financial information for the Successor period and Predecessor periods are presented on different bases and are, therefore, not comparable.

You should read the selected historical financial data in conjunction with all of the historical financial statements and related notes and other financial information included elsewhere in this prospectus, including information contained in “Unaudited Pro Forma Financial Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Risk Factors.”

	Predecessor	Successor	Combined Predecessor and Successor	Successor
(In millions)	Period from January 1, 2006 through December 3, 2006	Period from December 4, 2006 through December 31, 2006	Year ended December 31, 2006 (5)	Year ended December 31,
				2007	2008	2009	2010 (1)
Statements of Operations
Net sales	$2,168	$246	$2,414	$2,538	$2,639	$2,083	$3,806
Cost of sales	1,513	205	1,718	1,874	2,016	1,564	2,914

Gross profit	655	41	696	664	623	519	892
Selling, general and administrative expense	419	33	452	463	482	393	521
Research and development and technical services expense	73	59	132	79	76	63	88
Asset impairments	—	—	—	—	857	—	9
Business realignment costs	11	—	11	40	45	23	29
Other operating expense, net	—	—	—	—	—	—	8

Operating income (loss)	152	(51)	101	82	(837)	40	237
Interest expense, net	12	25	37	327	328	314	391
(Gain) loss on extinguishment of debt	—	—	—	—	—	(179)	85
Other non-operating expense (income), net	4	—	4	20	(7)	(12)	(7)

Income (loss) from continuing operations before income tax and earnings from unconsolidated entities	136	(76)	60	(265)	(1,158)	(83)	(232)
Income tax expense (benefit)	58	(2)	56	35	(111)	15	(8)

Income (loss) from continuing operations before earnings from unconsolidated entities	78	(74)	4	(300)	(1,047)	(98)	(224)
Earnings from unconsolidated entities, net of taxes	—	—	—	—	—	—	2

Income (loss) from continuing operations	78	(74)	4	(300)	(1,047)	(98)	(222)
Net loss from discontinued operations, net of taxes (2)	—	—	—	—	—	—	(8)

Net income (loss)	78	(74)	4	(300)	(1,047)	(98)	(230)
Net income attributable to non-controlling interest	(44)	—	(44)	—	—	—	(1)

Net income (loss) attributable to Momentive Performance Materials Holdings LLC	34	(74)	(40)	(300)	(1,047)	(98)	(231)
Accretion of dividends on committed preferred units	—	—	—	—	—	—	(3)

Net loss attributable to common unit holders	$34	$(74)	$(40)	$(300)	$(1,047)	$(98)	$(234)

Loss per share from continuing operations—basic and diluted		$(4.80)		$(1.53)	$(5.30)	$(0.50)	$(1.03)

Cash Flows (used in) provided by
Operating activities	$(201)	$100	$(101)	$301	$77	$27	$383
Investing activities	(244)	(3,726)	(3,970)	(240)	(149)	(80)	(20)
Financing activities	40	3,799	3,839	31	170	(70)	(133)

Balance Sheet Data (at end of period)
Cash and cash equivalents		$198		$257	$349	$220	$450
Short-term investments		—		—	—	—	6
Working capital (3)		543		340	270	177	587
Total assets		4,418		4,455	3,593	3,316	8,777
Total debt		3,363		3,513	3,724	3,601	7,271
Total debt, excluding debt with controlling interest holder		3,363		3,513	3,724	3,601	7,167
Total net debt (4)		3,167		3,261	3,382	3,381	6,815
Total liabilities		4,232		4,565	4,617	4,433	9,590
Stock options exercisable in redeemable units		—		—	—	—	4
Total equity (deficit)		186		(110)	(1,024)	(1,117)	(817)

(1)	Includes the results of MSC Holdings from the date of its acquisition of October 1, 2010 as a result of the Momentive Combination.

(2)	Net loss from discontinued operations for the year ended December 31, 2010 reflects the IAR divestiture.

(3)	We define working capital as current assets (excluding cash and cash equivalents) less current liabilities. As of December 31, 2010, the net assets and liabilities of the IAR business, of $135 million, have been classified as current.

(4)	Net debt is defined as long-term debt plus short-term debt less cash and cash equivalents and short-term investments.

(5)	For comparison purposes, the financial information for December 31, 2007, 2008, 2009 and 2010 are presented on a consolidated basis; the year ended December 31, 2006 is presented on a non-U.S. GAAP basis, as it combines the historical financial information of our predecessor for the period from January 1, 2006 to December 3, 2006, and the financial information of the successor for the period from December 4, 2006 to December 31, 2006. The Predecessor and Successor use different accounting bases and methods.

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma condensed combined statement of operations has been prepared by applying the pro forma adjustments, as described below, to our historical audited financial statements included elsewhere in this prospectus. Our audited statement of operations for the year ended December 31, 2010 includes MSC Holdings from the date of the Momentive Combination on October 1, 2010 through December 31, 2010. The historical financial statements of MSC Holdings through the date of the Momentive Combination are included elsewhere in this prospectus as MSC Holdings represents a significant acquisition.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2010 gives pro forma effect to the following transactions as if they occurred on January 1, 2010:

•	full year of results of operations of MSC Holdings, including purchase price allocation adjustments as a result of the Momentive Combination;

•	the IAR Divestiture;

•	the Debt Refinancing Transactions; and supplementally

•	the sale of the common stock offered by this prospectus and the use of the net sale proceeds as described in “Use of Proceeds.”

Pro forma adjustments for the Momentive Combination were made to reflect:

•

increases in depreciation and amortization expense resulting from fair value adjustments to net tangible assets and amortization expense related to amortizable intangible assets in connection with the Momentive Combination; and

•	increases in interest expense resulting from amortization of debt discounts/premiums resulting from fair value adjustments to our long-term debt.

An unaudited pro forma balance sheet has not been presented, as MSC Holdings has been consolidated in our historical audited consolidated balance sheet as of December 31, 2010 and the February 2011 MPM Credit Agreement Amendment has been deemed immaterial to the unaudited pro forma balance sheet. The pending coatings and composites divestiture is not considered a significant divestiture.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable and directly attributable to the respective transaction, factually supportable and expected to have a continuing impact on our future results. The unaudited pro forma condensed combined financial information has been prepared by management for illustrative purposes only and are not necessarily indicative of the combined results of operations that would have been realized had the transactions occurred on January 1, 2010.

You should read the unaudited pro forma financial information and the accompanying notes in conjunction with our historical audited financial statements and related notes and other financial information included elsewhere in this prospectus, including information contained in “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Risk Factors.”

Momentive Performance Materials Holdings LLC

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2010

	Actuals
	Momentive	MSC Holdings
(In millions, except share data)	Year Ended December 31, 2010	Nine Months Ended September 30, 2010 (1)	Momentive Combination (2)		IAR Divestiture (3)	Pro Forma for Momentive Combination and IAR Divestiture	Debt Refinancing Transactions (4)		Pro Forma Prior to This Offering	This Offering	Pro Forma As Adjusted
Net sales	$3,806	$3,852	$—		$(252)	$7,406	$—		$7,406
Cost of sales	2,914	3,267	(56	)(a)	(223)	5,902	—		5,902

Gross profit	892	585	56		(29)	1,504	—		1,504
Selling, general and administrative expense	521	246	31	(b)	(16)	782	—		782
Research and development and technical services expense	88	46	—		(3)	131	—		131
Asset impairments	9	—	—		—	9	—		9
Business realignment costs	29	17	—		(1)	45	—		45
Other operating expense (income), net	8	(90)	86	(c)	—	4	—		4

Operating income (loss)	237	366	(61)		(9)	533	—		533
Interest expense, net	391	220	18	(d)	—	629	9	(a)	638
Loss on extinguishment of debt	85	7	—		—	92	(92	)(b)	—
Other non-operating (income) expense, net	(7)	2	—		(1)	(6)	—		(6)

(Loss) income from continuing operations before income tax and earnings from unconsolidated entities	(232)	137	(79)		(8)	(182)	83		(99)
Income tax (benefit) expense	(8)	22	—	(e)	(2)	12	—	(a)(b)	12

(Loss) income from continuing operations before earnings from unconsolidated entities	(224)	115	(79)		(6)	(194)	83		(111)
Earnings from unconsolidated entities, net of taxes	2	6	—		—	8	—		8

Net (loss) income from continuing operations	$(222)	$121	$(79)		$(6)	$(186)	$83		$(103)

Weighted average common shares outstanding—basic and diluted	218,232,313								279,514,962
Loss per share from continuing operations—basic and diluted	$(1.03)								$(0.37)

(1)

Represents the unaudited Condensed Statement of Operations of the acquiree, MSC Holdings, as reported for the nine months ended September 30, 2010. MSC Holdings was acquired as a result of the Momentive Combination on October 1, 2010. The consideration transferred was in the form of newly-issued shares of member units of Momentive in exchange for the outstanding units in MSC Holdings. The allocation of the consideration transferred was based upon the fair value of MSC Holdings net identifiable assets and liabilities as of the acquisition date. See Note 3 to our historical audited consolidated financial statements included elsewhere in this prospectus for the allocation of the purchase price and resulting goodwill.

(2)	Reflects the following adjustments to record the pro forma effects of purchase accounting adjustments related to the Momentive Combination:

(a)	Reflects an increase of $9 million in depreciation expense resulting from the estimated fair value adjustments to certain property and equipment. Also reflects an adjustment to amortization expense resulting from the estimated fair value adjustments made to certain amortizable intangible assets.

(In millions)	Weighted Average Useful Life (in years)	Estimated Fair Value	Amortization
Technology	14	$304	$16
Land rights	26	59	2

Total identifiable intangible assets	16	$363	18

Historical intangible amortization			(16)

Net pro forma change in amortization			$2

Also reflects an adjustment to eliminate the $67 million non-recurring write-up of inventory in connection with purchase price allocation for the Momentive Combination.

(b)	Reflects an increase of less than $1 million in depreciation expense resulting from the estimated fair value adjustments to certain property and equipment. Also reflects an adjustment to amortization expense resulting from the estimated fair value adjustments made to certain amortizable intangible assets.

(In millions)	Weighted Average Useful Life (in years)	Estimated Fair Value	Amortization
Customer relationships	16	$871	$40
Tradenames	19	149	6

Total identifiable intangible assets	17	$1,020	46

Historical intangible amortization			(15)

Net pro forma change in amortization			$31

(c)	Reflects an adjustment to remove amortization of deferred revenue from other operating expenses for which no value was assigned as part of the purchase price allocation. Also reflects an adjustment to remove the non cash push-down of insurance recoveries of MSC’s owner associated with the non-cash push-down of expense that was treated as an expense of MSC Holdings in 2008, prior to the Momentive Combination. Due to the change in control and resulting change in accounting basis as a direct result of the Momentive Combination, the non-cash push-down of insurance recoveries associated with the previous principal shareholder has been removed.

(In millions)
Non-cash push-down of income recovered by owner	$83
Historical deferred revenue amortization	3

Net pro forma change in other	$86

(d)	Reflects an adjustment to remove deferred financing fee amortization and increase debt discount amortization resulting from fair value adjustments to our long-term debt, in millions:

Historical deferred financing fee amortization	$(6)
Historical debt discount amortization	(3)
New debt discount amortization	27

Net pro forma change in amortization	$18

(e)	The appropriate statutory tax rate of the respective tax jurisdictions to which the pro forma adjustments relate and which are reasonably expected to occur have been applied. The effective tax rate of the combined company could be significantly different depending on post-acquisition integration activities, including repatriation decisions, cash needs, and the geographical mix of taxable income.

(3)	Reflects the adjustments to remove the results of the IAR business included in the unaudited Condensed Statement of Operations of MSC Holdings for the nine months ended September 30, 2010.

(4)	Reflects the following adjustments to record the pro forma effects of the Debt Refinancing Transactions:

(a)	Represents the change in net interest expense related to the new debt, the extension of maturities of term loans under our senior secured credit facilities and the settlement of existing debt as part of the November Refinancing Transactions, in millions:

Refinanced debt:
MPM senior secured credit facilities	$41
MPM 9.0% springing lien dollar notes due 2021	99
MPM 9.5% springing lien euro notes due 2021	18
MSC senior secured credit facilities	56
MSC 8.875% senior secured notes due 2018	89
MSC 9.0% second-priority senior secured notes due 2020	52
Existing debt:
MPM senior notes	25
MPM senior subordinated notes	44
MSC floating rate second-priority senior secured notes	6
MSC senior unsecured debentures	27
Other debt and capital leases	33
Affiliated debt	63
Revolver commitment fee	8
Interest rate swaps	27
Amortization of deferred debt issuance costs and discount	50

Total	638
Historic interest expense	(629)

Net pro forma change in interest	$9

The pro forma adjustments were calculated using one month and three month U.S. LIBOR rates of 0.23% and 0.29%, respectively, and one month and three month Euribor rates of 1.08% and 1.29%, respectively, per annum as of April 8, 2011. Each one-eighth point change in the assumed interest rates would result in a $3 million change in annual interest expense. As a result of both MPM’s and MSC’s existing income tax loss carry-forwards in the U.S., for which full valuation allowances have been provided, no deferred income taxes have been established, and no income tax has been provided related to the pro forma adjustments in connection with the Debt Refinancing Transactions, as these all occur in the U.S.

(b)	Reflects the adjustment to eliminate the extinguishment loss related to the Debt Refinancing Transactions. Similar to interest expense on the new and refinanced debt there are no pro forma tax effects on the extinguishment losses because the jurisdictions to which these relate carry full valuation allowances.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Data,” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis of our business, financial condition and results of operations includes forward-looking statements based upon current expectations that involve substantial risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements for many reasons, including those set forth under the caption “Risk Factors” or in other parts of this prospectus.

The purpose of the following discussion is to provide relevant information to investors who use our financial statements so they can assess our financial condition and results of operations by evaluating the amounts and certainty of cash flows from our operations and from outside sources. The three principal objectives of Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, are: to provide a narrative explanation of financial statements that enables investors to see our company through the eyes of management; to enhance overall financial disclosure and provide the context within which financial information should be analyzed; and to provide information about the quality and potential variability of earnings and cash flows so that investors can judge the likelihood that past performance is indicative of future performance.

We present MD&A in seven sections: Overview and Outlook, Supplemental Pro Forma Results of Operations, Historical Results of Operations, Liquidity and Capital Resources, Critical Accounting Policies and Estimates, Recently Issued Accounting Standards and Qualitative and Quantitative Disclosures About Market Risk.

Overview and Outlook

Momentive Combination

Momentive was formed on October 1, 2010 through the Momentive Combination and is the ultimate parent of MPM and MSC. In connection with the closing of the Momentive Combination, MPM and MSC entered into a shared services agreement, as amended on March 17, 2011, pursuant to which they will provide each other certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, technology development, legal and procurement services. As a result, we expect that the Momentive Combination, including the shared services agreement, will result in significant synergies for us, including logistics optimization, best-of-source contractual terms, procurement savings, regional site rationalization, technology development, and administrative and overhead savings. We expect to achieve a total of approximately $100 million of cost savings in connection with the shared services agreement. Through December 31, 2010, we realized $13 million of these savings on a run-rate basis, and anticipate fully realizing the remaining anticipated savings over the next 18 to 24 months.

Matters Impacting Comparability of Results

Our results of operations include MSC Holdings since our deemed acquisition of MSC Holdings on October 1, 2010 as a result of the Momentive Combination. Due to the inclusion of MSC Holdings’ results since October 1, 2010, the results for the years ended December 31, 2010 to 2009 and 2008 are not comparable.

Therefore, we have supplemented our selected historical financial data with pro forma financial data for the years ended December 31, 2010, 2009 and 2008, which give effect to the Momentive Combination, including the purchase accounting adjustments related thereto, and the IAR Divestiture as if they had occurred on January 1, 2010, 2009 and 2008, respectively.

We believe presenting this supplemental pro forma financial information and discussion and analysis is beneficial to the reader because it provides a meaningful comparison of operating results enabling 2008 to be compared with 2009, and 2009 to be compared with 2010, adjusting for the impact of the Momentive Combination. This pro forma financial information also provides you with additional information from which to analyze our financial results and understand how our business will be operated on an ongoing basis. The pro forma effects of the Momentive Combination as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” do not include the $100 million of cost savings related to the shared services agreement between MSC and MPM.

You should read the unaudited pro forma financial information in conjunction with all of the historical financial statements and related notes and other financial information included elsewhere in this prospectus, including “—Historical Results of Operations” which follows “—Supplemental Pro Forma Results of Operations.”

Business Overview

We are one of the world’s largest manufacturers of specialty chemicals and materials, and a leader in the development and manufacture of thermoset resins, or thermosets, silicones and silicone derivatives, as well as a global leader in the development and manufacture of fused quartz and ceramic materials. Thermosets are a critical ingredient for virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. We provide a broad array of thermosets and associated technologies and have significant market positions in all of the key markets that we serve. Silicones are a multi-functional family of materials used in a wide variety of products and industries, and are generally used as an additive to a wide variety of end products in order to provide or enhance certain of the attributes, such as resistance, lubrication, adhesion or viscosity. Quartz and specialty ceramics are used as a superior substitute for glass in a number of industries, including semiconductor, lamp tubing, manufacturing, packaging, cosmetics and fiber optics.

Our products are used in thousands of applications and are sold into diverse markets, such as aerospace, energy (wind energy and oil and gas applications), electronics, automotive, construction products, durable and non-durable consumer products, forest products, power generation, civil engineering, personal care products, agrochemicals, lubricant additives, and consumer and construction sealants. Major industry sectors that we serve include industrial/marine, construction, consumer/durable goods, automotive, transportation, agricultural, wind energy, aviation, electronics, architectural, civil engineering, graphic arts, oil and gas field development and support, healthcare and personal care. Key drivers for our business include general economic and industrial conditions, including housing starts, auto build rates and active gas drilling rigs. In addition, due to the nature of our products and the markets we serve, competitor capacity constraints and the availability of similar products in the market may impact our results. As is true for many industries, our financial results are impacted by the effect on our customers of economic upturns or downturns, as well as by the impact on our own costs to produce, sell and deliver our products. Our customers use most of our products in their production processes. As a result, factors that impact their industries have significantly affected our results.

Through our worldwide network of strategically located production facilities we serve more than 14,000 customers in over 100 countries. Our global customers include large companies in their respective industries, such as 3M, BASF, Bayer, DuPont, GE, Goodyear, Honeywell, L’Oreal, Louisiana Pacific, Lowe’s, Motorola, Owens Corning, PPG Industries, Procter & Gamble, Sumitomo, The Home Depot, Unilever, Valspar, and Weyerhaeuser.

We are focused on shareholder value creation, cash flow generation and driving the long-term growth and sustainability of our global specialty chemicals and materials platform. We believe we can achieve these goals through the following integrated strategies:

Develop and market new products. We continue to expand our product offerings through research and development initiatives and research partnership formations with third parties. Through these innovation initiatives we continue to create new generations of products and services which will drive revenue and earnings growth. In pro forma 2010, we invested $131 million in research and development.

Expand our global reach in faster growing regions. We intend to continue to grow internationally by expanding our product sales to our customers around the world. Specifically, we are focused on growing our business in markets in the high growth regions of Asia-Pacific, Eastern Europe, Latin America, India and the Middle East, where the usage of our products is increasing. Furthermore, by consolidating sales and distribution infrastructures via the Momentive Combination, we expect to accelerate the penetration of our high-end, value-added products into new markets, thus further leveraging our research and applications efforts and existing global footprint.

Increase shift to high-margin specialty products. We continue to proactively manage our product portfolio with a focus on specialty, high-margin applications and the reduction of our exposure to lower-margin products. As a result of this capital allocation strategy and strong end market growth underlying these specialty segments including wind energy and oilfield applications, they will continue to be a larger part of our broader portfolio. Consequently, we have witnessed a strong organic improvement in our profitability profile as a whole over the last several years which we believe will continue.

Continue portfolio optimization and pursue targeted add-on acquisitions and joint ventures. The specialty chemicals and materials market is comprised of numerous small and mid-sized specialty companies focused on niche markets, as well as smaller divisions of large chemical conglomerates. As one of the world’s largest manufacturers of specialty chemicals and materials with leadership in the production of thermosets, silicones and silicone derivatives, we have a significant advantage in pursuing add-on acquisitions and joint ventures in areas that allow us to build upon our core strengths, expand our product, technology and geographic portfolio, and better serve our customers. We believe we can consummate a number of these acquisitions at relatively attractive valuations due to the scalability of our existing global operations and deal-related synergies. In addition, we have and will continue to monitor the strategic landscape for opportunistic divestments consistent with our broader specialty strategy. For example, we recently completed the sale of our global inks and adhesive resins, or IAR business, which increased our profitability margins as a whole and will allow us to focus our financial resources towards growing specialty applications within our portfolio.

Capitalize on the Momentive Combination to grow revenues and realize operational efficiencies. We believe the Momentive Combination will present opportunities to increase our revenues by leveraging each of MPM’s and MSC’s respective global footprints and technology platforms. For instance, we anticipate being able to further penetrate MPM products into Latin America, where MSC has historically maintained a larger manufacturing and selling presence. Likewise, in Asia, where MPM generated 39% of its 2010 net sales, we anticipate being able to accelerate the penetration of MSC products, where the region accounted for 16% of MSC’s 2010 net sales. Further, we anticipate the Momentive Combination will provide opportunities to streamline our business and reduce our cost structure. We are currently targeting $100 million in annual cost savings related to the Momentive Combination. We anticipate these savings to come from logistics optimization, reduction in corporate expenses, and reductions in the costs for raw materials and other inputs. Through December 31, 2010 we implemented $13 million of these savings on a run-rate basis, and anticipate fully realizing the remaining anticipated savings over the next 18 to 24 months. We believe our management team has a strong track record in realizing cost savings as a result of business combinations. When MSC was formed in 2005 through the merger of four businesses totaling $4 billion of revenues, we initially announced a target of $75 million of merger-related synergies and ultimately achieved $175 million of merger-related cost reductions.

Generate free cash flow and deleverage. We expect to generate strong free cash flow due to our size, advantaged cost structure, and reasonable ongoing capital expenditure requirements. Furthermore, we have demonstrated expertise in managing our working capital, which has been further augmented as a result of our increased scale from the Momentive Combination. Our strategy of generating significant free cash flow and deleveraging is complimented by our long-dated capital structure with no near-term maturities and strong liquidity position. This financial flexibility allows us to prudently balance deleveraging with our focus on growth and innovation.

Reportable Segments

Our business divisions and reportable segments are based on the products that we offer and the markets that we serve. At December 31, 2010, we had three primary reportable segments: Silicones and Quartz; Epoxy and Phenolic Resins; and Forest Products Resins. The major products of our primary reportable segments are as follows:

•	Silicones and Quartz: elastomers, silicone fluids, engineered materials, fused quartz and ceramic materials.

•

Epoxy and Phenolic Resins: epoxy specialty resins, oil field product applications, Versatic acids and derivatives, basic epoxy resins and intermediates, molding compounds and phenolic specialty resins.

•	Forest Products Resins: forest products resins and formaldehyde applications.

2010 Overview

•

As a result of the Momentive Combination, for accounting purposes we are deemed to have acquired the shares of MSC Holdings. Through its operating subsidiary, MSC, MSC Holdings is a large participant in the specialty chemicals industry, and a leading producer of adhesive and structural coatings. MSC generated pro forma net sales of $4,818 million in 2010. We believe our and MSC’s complimentary technologies, global footprint and specialty products strategically position us as one of the largest specialty chemicals and materials companies in the world.

•

Net sales increased 83% in 2010 as compared to 2009 due primarily to the acquisition of MSC Holdings and higher demand, as the global economy experienced modest recovery. The increase was driven by stabilizing and slightly increasing demand in the automotive, housing and durable goods markets. Net sales also increased due to raw material-driven price increases to our customers compared to 2009, as well as inventory restocking. On a pro forma basis net sales increased 27% in 2010 as compared to 2009 due primarily to the modest increases in U.S. housing starts and automotive builds, increased demand in the construction, semiconductor, electronics, transportation, wind energy and alternative energy, oil and gas and furniture markets, and also due to short-term capacity constraints in certain of our markets.

•

We experienced significantly higher profitability during 2010, as Segment EBITDA increased $380 million, or 153%, in 2010 as compared to 2009. This increase was primarily due to the Momentive Combination, as well as modest recovery in volumes across most of our businesses, the favorable impact of pricing and cost savings initiatives and the favorable impact of product mix and short-term capacity constraints in certain of our markets. On a pro forma basis Segment EBITDA increased $476 million, or 77%, in 2010 as compared to 2009, primarily due to modest volume recoveries, favorable pricing and short-term capacity constraints in certain of our markets.

•

In November and December 2010 we refinanced $533 million in outstanding principal amount of MSC 9.75% Second-Priority Senior Secured Notes due 2014 through the issuance of $574 million aggregate principal amount of MSC 9.00% second-priority senior secured notes due 2020. We also refinanced $1,250 million U.S. dollar equivalent in outstanding principal amount of MPM senior unsecured notes due 2014 through the issuance of $1,370 million U.S. dollar equivalent aggregate principal amount of MPM second-priority springing lien notes due 2021. Collectively, we refer to the aforementioned refinancings as the Debt Refinancing Transactions. As a result of the Debt Refinancing Transactions, we effectively extended our total weighted average debt maturities by two years.

•	We expanded in markets in which we expect opportunities for growth.

During 2010, we continued to expand our market share and invest in markets in which we expect significant opportunities for growth. Recently completed efforts by the pro forma business in 2010 include:

•	Completion of a formaldehyde and forest products resins manufacturing complex to serve the engineered wood products market in southern Brazil.

•	Commencement of operations to manufacture siloxane in Jiande, China in connection with our joint venture.

•	Launch of a joint venture to construct a forest products resins manufacturing facility in Russia.

•	Commencement of operations at a new finishing plant in Chennai, India to manufacture specialty silicone products for the growing automotive and construction markets.

•	Relocation of a specialty epoxy facility to a larger facility in Esslingen, Germany to support the growing wind energy market.

•

Completion of a new oil field manufacturing plant and the opening of additional transload facilities to provide resin-encapsulated proppants to fracturing service companies and operators in the oil and gas industry.

•

Construction of a Versatic manufacturing facility in Korea that will produce Cardura monomers, a Versatic acid derivative, used as a key raw material in environmentally advanced paints and coatings for the automotive industry. We expect that this facility will be fully operational in the second quarter of 2011.

In addition to the aforementioned growth initiatives completed in 2010 and other pipeline projects, we also have entered into a joint venture to construct a Versatic manufacturing facility in China, which we expect to be completed by the second half of 2011. The new facility will produce VeoVa monomers, a Versatic acid derivative, used as a key raw material in environmentally advanced paints and coatings. The facility is expected to be fully operational in the first half of 2012.

2011 Outlook

Our business is impacted by general economic and industrial conditions, including housing starts, automotive builds, oil and natural gas drilling activity and general industrial production. Our business has both geographic and end market diversity which often reduces the impact of any one of these factors on our overall performance. During 2010, we experienced significant increases in volumes in virtually all businesses compared to 2009 due to the modest economic recovery globally. U.S. housing starts improved modestly in 2010 compared to their low points in early 2009; however, they remain at historically low levels. We anticipate U.S. housing starts to remain relatively flat in 2011 compared to 2010 as the U.S. housing market continues a gradual, multi-year recovery. We also anticipate moderate increases in U.S. durable goods and industrial production, which will positively impact our silicones and formaldehyde businesses during 2011. Additionally, we expect moderate increases in U.S. automobile production, which will positively impact our silicones business and Epoxy and Phenolic Resins segment. However we expect European production in both of these markets to remain relatively flat versus 2010 due to continued economic concerns in this region.

Overall, the aforementioned factors should continue to lead to volume increases throughout 2011 as compared to 2010 for all of our reportable segments. However, certain industries appear to be recovering more rapidly than others and thus, some of our reportable segments may grow faster than others in 2011.

We are currently assessing the impact of, and are proactively working to mitigate the effects of, the recent earthquake and related events in Japan on our business and results of operations.

After significant shortages in the marketplace within our monomers and base epoxies businesses, we expect worldwide capacity to return to historically normal levels in 2011. We anticipate continued strength in volumes in our epoxy specialty resins business, driven primarily by the growth in the wind and alternative energy markets. However, the growth in these businesses may be slowed temporarily by restrictions on government subsidies to these industries. In addition, we anticipate the continued growth of horizontal fracturing and drilling activities within the oil and gas industry to positively impact demand for products within our oil field business. Overall, these trends should have positive impacts on volumes in our Epoxy and Phenolic Resins segment. However, we expect competitive pricing pressures in these markets to continue for the foreseeable future.

We also anticipate continued growth in the Latin American market for our Forest Products Resins segment, and believe we are well positioned to serve customers through the additional production capacity at our new manufacturing facility in southern Brazil.

We expect long-term raw material cost volatility to continue because of price movements of key feedstocks and increasing global demand. To help mitigate raw material volatility, we have purchase and sale contracts with many of our vendors and customers that contain periodic price adjustment mechanisms. Due to differences in the timing of pricing mechanism trigger points between our sales and purchase contracts, there is often a lead-lag impact during which margins are negatively impacted in the short term when raw material prices increase and are positively impacted in the short term when raw material prices fall. Although we expect to benefit from increasing volumes in 2011 as a result of modest improvements in global economic conditions, our costs for raw materials will likely be higher based on current market prices and negotiated supply agreements. We believe the pricing actions we took in 2010 and early 2011 will compensate for the increase in raw materials and energy costs.

If the global economic environment begins to weaken again or remains slow for an extended period of time, the fair value of our reporting units could be more adversely affected than we estimated in our analysis of reporting unit fair values at October 1, 2010. This could result in additional goodwill or other asset impairments.

Recent Developments

In January 2011, we sold our IAR business to Harima Chemicals, Inc. for a purchase price of approximately $120 million. The IAR business is reported as a discontinued operation as of December 31, 2010.

In February 2011, MPM amended the credit agreement governing its senior secured credit facilities. Under the amendment, MPM extended the maturity of $840 million aggregate U.S. dollar equivalent principal amount of our U.S. dollar and euro denominated term loans held by consenting lenders from December 4, 2013 to May 5, 2015 and increased the interest rate on these term loans from LIBOR plus 2.25% and euro LIBOR plus 2.25% to LIBOR plus 3.50% and euro LIBOR plus 3.50%, respectively.

On April 15, 2011, we entered into a purchase agreement with PCCR USA, Inc., a subsidiary of Investindustrial, a European investment group, to sell our North American coatings and composites (“Coatings and Composites”) business to PCCR USA, Inc. The Coatings and Composites business employs 225 people at four manufacturing facilities and generated pro forma 2010 net sales of approximately $220 million.

SUPPLEMENTAL PRO FORMA RESULTS OF OPERATIONS

	Historical			Pro Forma for Momentive Combination and IAR Divestiture
	Year ended December 31,			Year ended December 31,
(In millions)	2008	2009	2010	2008 (3)	2009 (2)	2010 (1)
Net sales	$2,639	$2,083	$3,806	$8,329	$5,834	$7,406
Cost of sales	2,016	1,564	2,914	7,141	4,858	5,902

Gross profit	623	519	892	1,188	976	1,504
Selling, general and administrative expense	482	393	521	831	714	782
Research and development and technical services expense	76	63	88	144	120	131
Asset impairments	857	—	9	872	48	9
Business realignment costs	45	23	29	77	64	45
Other operating expense, net	—	—	8	1,070	15	4

Operating (loss) income	(837)	40	237	$(1,806)	$15	$533

Interest expense, net	328	314	391
(Gain) loss on extinguishment of debt	—	(179)	85
Other non-operating income, net	(7)	(12)	(7)

Total non-operating expense	321	123	469
Loss from continuing operations before income tax and earnings from unconsolidated entities	(1,158)	(83)	(232)
Income tax (benefit) expense	(111)	15	(8)

Loss from continuing operations before earnings from unconsolidated entities	(1,047)	(98)	(224)
Earnings from unconsolidated entities, net of taxes	—	—	2

Net loss from continuing operations	(1,047)	(98)	(222)
Net loss from discontinued operations, net of taxes	—	—	(8)

Net loss	(1,047)	(98)	(230)
Net income attributable to non-controlling interest	—	—	(1)

Net loss attributable to Momentive Performance Materials Holdings LLC	(1,047)	(98)	(231)
Accretion of dividends on committed units	—	—	(3)

Net loss attributable to common unitholders	$(1,047)	$(98)	$(234)

(1)	This unaudited supplemental pro forma condensed combined statement of operations for the year ended December 31, 2010 was derived from the “Pro Forma for Momentive Combination and IAR Divestiture” column in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2010 contained in “Unaudited Pro Forma Financial Data” section included elsewhere in this prospectus.

(2)	This unaudited supplemental pro forma condensed combined statement of operations for the year ended December 31, 2009, reflects the pro forma assumptions and adjustments as if the Momentive Combination occurred on January 1, 2009. Also reflected is the removal of the results of the IAR business included in the consolidated statement of operations of MSC Holdings for the year ended December 31, 2009.

	Actuals
	MPM Holdings	MSC Holdings				Pro Forma Year Ended December 31, 2009
(In millions)	Year Ended December 31, 2009	Year Ended December 31, 2009 (a)	Momentive Combination (b)		IAR Divestiture (c)
Net sales	$2,083	$4,030	$—		$(279)	$5,834
Cost of sales	1,564	3,531	14	(i)	(251)	4,858

Gross profit	519	499	(14)		(28)	976
Selling, general and administrative expense	393	300	42	(ii)	(21)	714
Research and development and technical services expense	63	61	—		(4)	120
Asset impairments	—	49	—		(1)	48
Business realignment costs	23	56	—		(15)	64
Other operating (income) expense, net	—	(49)	67	(iii)	(3)	15

Operating income (loss)	$40	$82	$(123)		$16	$15

(a)	Represents the consolidated statement of operations of the acquiree, MSC Holdings, as reported for the year ended December 31, 2009.

(b)	Reflects the following adjustments to record the pro forma effects of purchase accounting adjustments related to the Momentive Combination:

(i)	Reflects increases in depreciation expense of $11 million and amortization expense of $3 million resulting from the estimated fair value adjustments to certain property and equipment and amortizable intangible assets.

(ii)	Reflects an adjustment to amortization expense resulting from the estimated fair value adjustments to certain amortizable intangible assets.

(iii)	Reflects an adjustment to remove the non cash push-down of insurance recoveries of MSC’s owner associated with the non-cash push-down of expense that was treated as an expense of MSC Holdings in 2008, prior to the Momentive Combination. Due to the change in control for accounting purposes and resulting change in accounting basis as a direct result of the Momentive Combination, the non-cash push-down of insurance recoveries associated with the previous principal shareholder have been removed. Also reflects an adjustment to remove amortization of deferred revenue from other operating expenses for which no value was assigned as part of the purchase price allocation.

(In millions)
Non-cash push-down of income recovered by owner	$62
Historical deferred revenue amortization	5

Net pro forma change in other operating expense, net	$67

(c)	Represents the adjustments to remove the results of the IAR business included in the Consolidated Statement of Operations of MSC Holdings for the year ended December 31, 2009.

(3)	This unaudited supplemental pro forma condensed combined statement of operations for the year ended December 31, 2008, reflects the pro forma assumptions and adjustments as if the Momentive Combination occurred on January 1, 2008. Also reflected is the removal of the results of the IAR business included in the consolidated statement of operations of MSC Holdings for the year ended December 31, 2008.

	Actuals
	MPM Holdings	MSC Holdings					Pro Forma Year Ended December 31, 2008
(In millions)	Year Ended December 31, 2008	Year Ended December 31, 2008 (a)		Momentive Combination (b)		IAR Divestiture (c)
Net sales	$2,639	$6,093		$—		$(403)	$8,329
Cost of sales	2,016	5,489		12	(i)	(376)	7,141

Gross profit	623	604		(12)		(27)	1,188
Selling, general and administrative expense	482	335		41	(ii)	(27)	831
Research and development and technical services expense	76	73		—		(5)	144
Asset impairments	857	21		—		(6)	872
Business realignment costs	45	41		—		(9)	77
Other operating expense, net	—	1,066	(d)	5	(iii)	(1)	1,070

Operating (loss) income	$(837)	$(932)		$(58)		$21	$(1,806)

(a)	Represents the consolidated statement of operations of the acquiree, MSC Holdings, as reported for the year ended December 31, 2008.

(b)	Reflects the following adjustments to record the pro forma effects of purchase accounting adjustments related to the Momentive Combination:

(i)	Reflects increases in depreciation expense of $9 million and amortization expense of $3 million resulting from the estimated fair value adjustments to certain property and equipment and amortizable intangible assets.

(ii)	Reflects an adjustment to amortization expense resulting from the estimated fair value adjustments to certain amortizable intangible assets.

(iii)	Reflects an adjustment to remove amortization of deferred revenue from other operating expenses for which no value was assigned as part of the purchase price allocation.

(c)	Represents the adjustments to remove the results of the IAR business included in the Consolidated Statement of Operations of MSC Holdings for the year ended December 31, 2008.

(d)	Represents accounting, legal and settlement costs associated with a terminated merger.

The unaudited supplemental pro forma statements of operations do not reflect the effect of one-time costs incurred in connection with the Momentive Combination, including the expense for non-capitalized costs associated with the Momentive Combination and the write-up of inventory to fair value in connection with purchase accounting.

Pro Forma Net Sales

In pro forma 2010, net sales increased by $1,572 million, or 27%, compared with pro forma 2009. Volume increases across substantially all of our product lines positively impacted sales by $1,080 million. These increases were primarily a result of the modest increases in U.S. housing starts and automotive builds, increased demand in the construction, semiconductor, electronics, transportation, wind energy and alternative energy, oil and gas and furniture markets. The pass through of raw material driven price increases primarily in our North American and European formaldehyde and forest products resins, phenolic specialty resins and dispersions product lines, as well as short-term capacity shortages in the market for base epoxies and monomers, positively impacted sales by $509 million. In addition, foreign currency translation negatively impacted sales by $17 million primarily as a result of the strengthening of the U.S. dollar against the euro compared to pro forma 2009.

In pro forma 2009, net sales decreased by $2,495 million, or 30%, compared with pro forma 2008. Volume declines across all of our product lines negatively impacted sales by $1,566 million. These declines were primarily a result of the continued weakness in the housing, construction, semiconductor, electronics, industrial and automotive markets as a result of the global economic downturn. The pass through of raw material driven price decreases primarily in our forest products resins and formaldehyde, phenolic specialty resins and base epoxies and intermediates product lines, negatively impacted sales by $753 million. In addition, foreign currency translation negatively impacted sales by $176 million primarily as a result of the strengthening of the U.S. dollar against the euro compared to pro forma 2008.

Pro Forma Gross Profit

In pro forma 2010, gross profit increased by $528 million, compared with pro forma 2009 primarily as a result of the increase in sales. As a percentage of sales, gross profit increased 3% as a result of the positive impact of pricing initiatives, favorable product mix, the positive impact of productivity project initiatives and the impact of increased product volumes that outpaced the increase in fixed processing costs.

In pro forma 2009, gross profit decreased by $212 million, compared with pro forma 2008 primarily as a result of the decrease in sales, offset by lower raw material and processing costs, as discussed above. The impact of lower sales was partially offset by favorable impacts of productivity savings programs on manufacturing and processing costs. This resulted in an increase of 3% in gross profit as a percentage of sales as the positive impact of lower processing costs and productivity projects more than offset the impact of lower volumes on fixed manufacturing costs during pro forma 2009.

Pro Forma Operating (Loss) Income

In pro forma 2010, operating income increased by $518 million, compared with pro forma 2009. The primary driver of the increase was the increase in gross profits, as discussed above.

In pro forma 2010, business realignment costs decreased $19 million due to the reduction in productivity and cost reduction program costs, but was offset by an increase in Selling, general and administrative expense of $68 million due primarily to higher compensation costs. As a percentage of sales, Selling, general and administrative expense decreased due to the positive impacts of productivity and cost reduction initiatives. Research and development and technical service expense increased by $11 million due primarily to new projects and the restoration of pay and benefits for certain employees whose compensation was temporarily reduced in pro forma 2009. Asset impairments decreased by $39 million, compared to pro forma 2009 due mainly to impairments in our Epoxy and Phenolic Resins segment in pro forma 2009 that did not recur in pro forma 2010.

In pro forma 2009, operating loss decreased by $1,821 million to income of $15 million, compared with pro forma 2008. The primary drivers of the decrease were the reduction in expenses related to a terminated merger and the positive impacts of productivity program and cost reduction initiatives. In pro forma 2008, Other operating expense, net primarily consisted of $1,027 million related to a terminated merger, which consists of the write-off of previously deferred acquisition costs, legal fees and $750 million in litigation settlement costs, of which $200 million represents the non-cash push-down of costs paid by Apollo, prior to the Momentive Combination. Selling, general and administrative expenses decreased due primarily to the positive impacts of productivity savings programs and other cost savings initiatives. These favorable impacts were partially offset by increases in Asset impairments and Business realignment costs incurred to implement productivity and cost savings initiatives.

In pro forma 2009, we recorded impairments of $44 million in our Epoxy and Phenolic Resins and $2 million in our Other segments as a result of our decision to indefinitely idle certain production lines. In addition, we recorded miscellaneous impairments of $2 million related to the closure of R&D facilities in our Forest Products Resins and our Epoxy and Phenolic Resins segments. In pro forma 2008, we also recognized goodwill impairments of $857 million in our Silicones and Quartz segment, which did not recur in pro forma 2009. Business realignment costs decreased by $13 million primarily due to decreases in restructuring and headcount reduction costs. Furthermore, Operating income was also impacted by the decline in Gross profit discussed above.

Supplemental Pro Forma Results of Operations by Segment

Following are net historical and unaudited pro forma sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is an important performance measure used by our senior management and our board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Other consists of our coatings operating segment and also includes corporate general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, certain foreign exchange transaction gains and losses.

Historical net sales and Segment EBITDA amounts for the Epoxy and Phenolic Resins, Forest Products Resins and Other represent results since the completion of the Momentive Combination on October 1, 2010.

We believe presenting this pro forma information is beneficial to the reader because the impact of the purchase accounting associated with the Momentive Combination, the inclusion of MSC Holdings’ results since the completion of the Momentive Combination on October 1, 2010 and the removal of the results of the IAR business impacts the comparability of the financial information for the historic periods presented. We believe this pro forma presentation provides the reader with additional information from which to analyze our financial results.

	Historical			Pro Forma for Momentive Combination and IAR Divestiture
	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2008	2009	2010
	(in millions)
Net Sales to Unaffiliated Customers(1):
Silicones and Quartz	$2,639	$2,083	$2,588	$2,639	$2,083	$2,588
Epoxy and Phenolic Resins	—	—	655	2,795	1,944	2,530
Forest Products Resins	—	—	401	2,049	1,198	1,607
Other	—	—	162	846	609	681

	$2,639	$2,083	$3,806	$8,329	$5,834	$7,406

Segment EBITDA:
Silicones and Quartz	$316	$249	$489	$316	$249	$489
Epoxy and Phenolic Resins	—	—	102	278	267	431
Forest Products Resins	—	—	39	198	111	177
Other	—	—	(1)	(32)	(10)	(4)

	$316	$249	$629	$760	$617	$1,093

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.

Pro Forma 2010 vs. Pro Forma 2009 Segment Results

The table below provides additional detail of the percentage change in sales by segment from pro forma 2009 to pro forma 2010.

	Volume	Price/Mix	Currency Translation	Total
Silicones and Quartz	23%	1%	—%	24%
Epoxy and Phenolic Resins	18%	14%	(2)%	30%
Forest Products Resins	18%	12%	4%	34%
Other	3%	12%	(3)%	12%

Silicones and Quartz

Net sales in pro forma 2010 increased by $505 million, or 24%, when compared to pro forma 2009. Volume increases positively impacted net sales by $492 million. Sales volume for our silicones business was positively impacted by stronger demand in the construction, automotive, electronics, transportation, oil and gas and furniture markets. Most product groups and all geographic regions saw increases in pro forma 2010, compared to pro forma 2009. Increases in our quartz businesses were primarily a result of strong overall demand for semiconductor related products. Selling price increases positively impacted sales by $19 million, which was partially offset by unfavorable currency translation of $6 million, as the U.S. dollar strengthened against the euro and Japanese yen in pro forma 2010 compared to pro forma 2009.

Segment EBITDA in pro forma 2010 increased by $240 million to $489 million compared to pro forma 2009. The increase was primarily attributable to the volume increases discussed above, as well as our continued focus on providing more high-value specialty products to our customers versus lower-margin commoditized or core products.

Epoxy and Phenolic Resins

Net sales in pro forma 2010 increased by $586 million, when compared to pro forma 2009. Volume increases positively impacted net sales by $352 million as the global economy stabilized. Volumes increased in virtually all businesses, but most significantly in our oil field, versatics, epoxy specialty and base epoxy businesses. The volume increases in our base epoxy business were attributable to the stabilization of the automotive and durable goods markets relative to the low point of the economic downturn, which began in late 2008 and continued into 2009, and were also impacted by short-term capacity constraints. The pass through of higher raw material costs in most businesses, the favorable product mix in our phenolic business and short-term capacity shortages in the sales were negatively impacted by competitive pricing pressures in our oil field and epoxy specialty businesses. Foreign currency translation had a negative impact of $44 million primarily due to the strengthening of the U.S. dollar against the euro in pro forma 2010 compared to pro forma 2009.

Segment EBITDA in pro forma 2010 increased by $164 million to $431 million compared to pro forma 2009. Segment EBITDA increased primarily due to the increased growth in demand discussed above due to a modest economic recovery and due to short term capacity constraints in certain markets. The remaining overall increase was primarily attributable to the accelerated recognition of unabsorbed processing costs that occurred in pro forma 2009 compared to pro forma 2010 and the favorable impact of productivity driven cost savings. This increase was partially offset by additional maintenance and turnaround costs in pro forma 2010 compared to pro forma 2009.

Forest Products Resins

Net sales in pro forma 2010 increased by $409 million or 34% when compared to pro forma 2009. Higher volumes positively impacted sales by $218 million, with increases across all businesses and regions. The strongest increases in volumes were in our Latin American markets, where we served the growing southern Brazil markets through the opening of our Montenegro plant in 2010, and our North American formaldehyde business, due to modest market recoveries in the demand for durable goods. In addition, we experienced strong volume increases in our North American forest products resins business, primarily driven by the restocking of inventory by our customers, compared to the de-stocking of inventory that occurred in pro forma 2009, coupled with the modest increase in U.S. housing starts and household remodeling compared to the same period of pro forma 2009. Higher raw material prices passed through to customers in most regions, combined with positive product mix within our North American formaldehyde business, led to a sales increase of $141 million due to pricing. Although raw material prices generally increased during pro forma 2010 and we passed through to customers as allowed under our contracts, the significant strengthening of the Brazilian real, Australian dollar and New Zealand dollar against the U.S. dollar resulted in lower raw material prices in these local currencies, which were passed through to customers in these regions. In addition, we experienced favorable currency translation of $50 million due to the weakening of the U.S. dollar against the Brazilian real, Australian dollar and Canadian dollar in pro forma 2010 compared to pro forma 2009.

Segment EBITDA in pro forma 2010 increased by $66 million to $177 million compared to pro forma 2009. The increasae was primarily attributable to the impact of the volume increases discussed above and recent product development initiatives, as well as the favorable impact of productivity driven cost savings.

Other

Net sales in pro forma 2010 increased by $72 million, or 12%, when compared to pro forma 2009. Volume increases positively impacted sales by $19 million, with increases across virtually all coatings businesses. The most significant increases were in our U.S. based dispersions and U.S. coatings businesses, which were negatively impacted by the global economic downturn during pro forma 2009. The pass through of higher raw material costs and favorable pricing resulted in pricing increases of $71 million, reflecting short-term capacity constraints in the market for our monomers business. Unfavorable currency translation of $17 million contributed to lower sales, as the U.S. dollar strengthened against the euro in pro forma 2010 compared to pro forma 2009.

Segment EBITDA in pro forma 2010 improved by $6 million to a loss of $4 million compared to pro forma 2009. The increase was primarily attributable to the global shortage of monomers and volume increases as discussed above, partially offset by an increase in corporate and other charges of $11 million due primarily to increased compensation costs. These increases were partially offset by higher unallocated foreign currency translation gains and the impact of productivity-driven cost savings.

Pro Forma 2009 vs. Pro Forma 2008 Segment Results

The table below provides additional detail of the percentage change in sales by segment from pro forma 2008 to pro forma 2009.

	Volume	Price/ Mix	Currency Translations	Total
Silicones and Quartz	(22)%	2%	(1)%	(21)%
Epoxy and Phenolic Resins	(18)%	(9)%	(3)%	(30)%
Forest Product Resins	(16)%	(23)%	(3)%	(42)%
Other	(19)%	(6)%	(3)%	(28)%

Silicones and Quartz

Net sales in pro forma 2009 decreased by $556 million, or 21%, when compared to pro forma 2008. Volume decreases negatively impacted sales by $571 million. These declines were primarily a result of weak consumer demand in the electronics, automotive, construction, textiles, industrial, furniture and semiconductor markets as a result of the global economic downturn. The volume declines were partially offset by modest pricing increases of $39 million. Foreign currency translation negatively impacted sales by $24 million, primarily, as a result of the strengthening of the U.S. dollar against the euro and Japanese yen, as compared to pro forma 2008.

Segment EBITDA in pro forma 2009 decreased by $67 million to $249 million compared to pro forma 2008. The decrease was primarily attributable to the volume decreases discussed above.

Epoxy and Phenolic Resins

Net sales in pro forma 2009 decreased by $851 million, or 30%, compared to 2008. Volume declines negatively impacted sales by $504 million as the global economic downturn had an adverse impact on our volumes. Volumes declined across all businesses, with our precursors business showing the largest decline over the prior year and our specialty epoxy and Versatics businesses experiencing relatively lesser amounts of volume decline during pro forma 2009 compared to pro forma 2008. These declines were primarily attributable to the decrease in the automotive, construction, housing, foundry, oilfield and durable goods markets, as well as increased worldwide capacity in base epoxies. The lower volume decline in Versatics is due to the absence of the shortage of certain raw materials that occurred in pro forma. The pass through of lower raw material costs and competitive pricing pressures, primarily in our major resins and specialty phenolics businesses, resulted in pricing decreases of $277 million. Foreign currency translation had a negative impact of $70 million as the U.S. dollar strengthened against the euro and the Canadian dollar in pro forma compared to pro forma.

Segment EBITDA in pro forma decreased by $11 million to $267 million compared to pro forma. The decrease was primarily due to volume and pricing declines, as discussed above. These declines were largely offset by decreases in raw material prices, freight costs and the impact of productivity driven cost savings impacting processing costs. The base epoxies and specialty phenolics, businesses experienced the largest declines during the year with these declines being offset by increases in the specialty epoxy and Versatics businesses.

Formaldehyde and Forest Products Resins

Net sales in pro forma 2009 decreased by $851 million or 42%, compared to pro forma 2008. Lower volumes negatively impacted sates by $333 million. The volume decrease occurred in most of our businesses, including our European and North American forest products resins business, due to the continued decline in the worldwide housing and construction markets, as well as in our North American formaldehyde business due to decreased demand in the durable goods market resulting from the adverse impacts of the global economic downturn. We realized modest increases in volumes in the Latin American market due to lesser impacts of the worldwide economic downturn in this region. Lower prices resulted in a sales decrease of $464 million as we passed through raw material price decreases to our customers primarily in North America and Europe. Unfavorable currency translation of $54 million contributed to lower sales as the U.S. dollar strengthened against the euro in pro forma 2009 compared to pro forma 2008.

Segment EBITDA in pro forma 2009 decreased by $87 million to $111 million compared to pro forma 2008. The decrease was primarily attributable to the loss of volume and pricing impacts, as discussed above, partially offset by the impact of productivity driven cost savings. In addition, the prior year was impacted by favorable raw material purchase contracts in certain of our international forest products and resins businesses of $32 million.

Other

Net sales in pro forma 2009 decreased by $237 million, or 28%, compared to pro forma 2008. Volume declines negatively impacted sales by $158 million. Worldwide coatings volume declines were primarily attributable to the downturn in the international housing, construction and automotive markets due to the impact of the global economic downturn. These declines were experienced throughout the business with our global dispersions business experiencing relatively lower volume declines. The pass through of lower raw material costs and competitive pricing pressures resulted in pricing decreases of $51 million. Unfavorable currency translation of $28 million contributed to lower sales, as the U.S. dollar strengthened against the euro in pro forma 2009 compared to pro forma 2008.

Segment EBITDA in pro forma 2009 improved by $22 million to a loss of $10 million compared to pro forma 2008, with the dispersions business providing half of the increase over the prior year. The overall increase was the result of the impact of productivity driven cost savings and lower raw material costs, which was partially offset by volume declines and competitive market pressures, as discussed above. Corporate and other charges remained relatively flat as compared to pro forma 2008. The impact of foreign currency transaction losses and additional compensation costs were offset by the positive impact of productivity driven cost savings.

Pro Forma Reconciliation of Segment EBITDA to Operating (Loss) Income

	Pro Forma Year Ended December 31,
	2008	2009	2010
	(in millions)
Segment EBITDA:
Silicones and Quartz	$316	$249	$489
Epoxy and Phenolic Resins	278	267	431
Forest Products Resins	198	111	177
Other	(32)	(10)	(4)

Reconciliation:
Items not included in Segment EBITDA
Non-cash charges	(40)	12	(2)
Unusual items:
Gain (loss) on divestiture of assets	3	(6)	(7)
Settlement of derivative	—	(12)	—
Business realignments	(77)	(64)	(45)
Asset impairments	(872)	(48)	(9)
Other	(1,068)	(36)	(39)

Total unusual items	(2,014)	(166)	(100)

Total adjustments	(2,054)	(154)	(102)
Earnings from unconsolidated entities	(2)	(2)	(8)
Net income attributable to noncontrolling interest	5	3	1
Depreciation and amortization	(515)	(449)	(451)

Operating (loss) income	$(1,806)	$15	$533

Items Not Included in Pro Forma Segment EBITDA

For pro forma 2010, pro forma 2009 and pro forma 2008, non-cash charges primarily represent stock-based compensation expense and unrealized derivative and foreign exchange gains and losses.

Not included in pro forma Segment EBITDA are certain non-cash and certain non-recurring income or expenses that are deemed by management to be unusual in nature, including business realignment costs, which are primarily related to expenses from our productivity and business optimization programs, asset impairments, realized foreign exchange gains and losses and retention program costs. For pro forma 2009, these items consisted of business realignment costs, primarily related to expenses from our business optimization program, asset impairments, derivative settlements and realized foreign exchange gains and losses. For pro forma 2008, these items consisted of business realignment costs primarily related to accounting, consulting, tax and legal costs related to a terminated merger, expenses from our business optimization program, asset and goodwill impairments and realized foreign exchange gains and losses.

HISTORICAL RESULTS OF OPERATIONS

	Historical			Pro Forma for Momentive Combination and IAR Divestiture
	Year ended December 31,			Year ended December 31,
(In millions)	2008	2009	2010	2008	2009	2010
Net sales	$2,639	$2,083	$3,806	$8,329	$5,834	$7,406
Cost of sales	2,016	1,564	2,914	7,141	4,858	5,902

Gross profit	623	519	892	1,188	976	1,504
Selling, general and administrative expense	482	393	521	831	714	782
Research and development and technical services expense	76	63	88	144	120	131
Asset impairments	857	—	9	872	48	9
Business realignment costs	45	23	29	77	64	45
Other operating expense, net	—	—	8	1,070	15	4

Operating (loss) income	(837)	40	237	$(1,806)	$15	$533

Interest expense, net	328	314	391
(Gain) loss on extinguishment of debt	—	(179)	85
Other non-operating income, net	(7)	(12)	(7)

Total non-operating expense	321	123	469
Loss from continuing operations before income tax and earnings from unconsolidated entities	(1,158)	(83)	(232)
Income tax (benefit) expense	(111)	15	(8)

Loss from continuing operations before earnings from unconsolidated entities	(1,047)	(98)	(224)
Earnings from unconsolidated entities, net of taxes	—	—	2

Net loss from continuing operations	(1,047)	(98)	(222)
Net loss from discontinued operations, net of taxes	—	—	(8)

Net loss	(1,047)	(98)	(230)
Net income attributable to non-controlling interest	—	—	(1)

Net loss attributable to Momentive Performance Materials Holdings LLC	(1,047)	(98)	(231)
Accretion of dividends on committed units	—	—	(3)

Net loss attributable to common unitholders	$(1,047)	$(98)	$(234)

Net Sales

In 2010, net sales increased by $1,723 million, or 83%, compared with 2009. The acquisition of MSC Holdings positively impacted net sales by $1,218 million. Volume increases across our silicones and quartz product lines positively impacted net sales by $492 million. These increases were primarily a result of the increased demand in the construction, automotive, semiconductor, electronics, transportation, oil and gas and furniture markets. Increases in selling prices positively impacted net sales by $19 million. In addition, foreign currency translation negatively impacted net sales by $6 million, primarily as a result of the strengthening of the U.S. dollar against the euro compared to 2009.

In 2009, net sales decreased by $556 million, or 21%, compared with 2008. Volume declines negatively impacted net sales by $571 million. These declines were primarily a result of weak consumer demand in the electronics, automotive, construction, textiles, industrial, furniture and semiconductor markets as a result of the global economic downturn. The volume declines were partially offset by modest pricing increases of $39 million. Foreign currency translation negatively impacted net sales by $24 million, primarily as a result of the strengthening of the U.S. dollar against the euro and Japanese yen, as compared to 2008.

Gross Profit

In 2010, gross profit increased by $373 million compared with 2009 primarily as a result of the increase in sales. The acquisition of MSC Holdings positively impacted gross profit by $98 million. As a percentage of sales, gross profit decreased 2%, which was partially driven by lower overall gross margins within the fourth quarter results of MSC Holdings, due partially to the seasonality of MSC Holdings’ business. This was partially offset by higher factory leverage, savings from restructuring and cost actions and deflation in energy related costs.

In 2009, gross profit decreased by $104 million compared with 2008 primarily as a result of the decrease in sales, as discussed above, partially offset by lower raw material and energy related costs.

Operating (Loss) Income

In 2010, operating income increased by $197 million compared with 2009. The primary driver of the increase was the increase in gross profit, as discussed above. The overall increase was partially offset by the negative impact of $23 million due to the acquisition of MSC Holdings, which was primarily driven by the non-recurring write-up of inventory of $67 million related to the purchase price allocation for the Momentive Combination.

In 2010, selling, general and administrative expense increased by $128 million compared with 2009 due primarily to higher compensation costs, as well as the acquisition of MSC Holdings, which had an impact of $96 million. As a percentage of sales, selling, general and administrative expense decreased due to the positive impacts of cost savings initiatives. Research and development and technical service expense increased by $25 million due primarily to new projects and the restoration of pay and benefits for certain employees whose compensation was temporarily reduced in 2009, as well as the acquisition of MSC Holdings, which had an impact of $15 million. In 2010, asset impairments increased by $9 million compared to 2009.

In 2009, operating loss decreased by $877 million, to income of $40 million, compared with 2008. The primary drivers of the decrease were a reduction in asset impairments and the positive impacts of business optimization programs and cost reduction initiatives. In 2008, we recognized goodwill impairments of $857 million in our Silicones and Quartz segment, which did not recur in 2009. In 2009, selling, general and administrative expenses decreased compared to 2008 due primarily to the positive impacts of productivity programs and other cost savings initiatives. Operating income was also impacted by the decline in gross profit discussed above.

Non-Operating Expense

In 2010, total non-operating expense increased by $346 million compared to 2009 due to the gain of $179 million recognized on the extinguishment of debt securities in 2009 that did not recur in 2010. In addition, a loss on extinguishment of debt of $85 million was recognized in 2010 as a result of the Debt Refinancing Transactions. Other non-operating income, net decreased by $5 million compared to 2009 due to gains recognized on the settlement of our foreign currency forward contracts in 2009, which did not recur in 2010. This decrease was partially offset by higher foreign exchange transaction gains in 2010 compared to 2009. Interest expense, net increased by $77 million compared to 2009 primarily as a result of the acquisition of MSC Holdings, which contributed $79 million to the increase, and was partially offset by lower interest rates on our variable-rate term loans in 2010.

In 2009, total non-operating expense decreased by $198 million compared with 2008. We recognized a gain of $179 million on the extinguishment of outstanding debt securities in 2009. Other non-operating income, net increased by $5 million compared to 2008, due to gains recognized on the settlement of our foreign currency forward contracts in March 2009. Interest expense, net decreased by $14 million compared to 2008 as a result of lower interest rates and due to lower debt levels.

Income Tax (Benefit) Expense

In 2010, income tax expense decreased by $23 million to a benefit of $8 million, compared with 2009. This change is primarily due to the geographic mix of foreign earnings, which includes a decrease in pre-tax income and the release of a valuation allowance in certain foreign jurisdictions.

In 2009, income tax benefit decreased by $126 million to expense of $15 million, compared with 2008. This change is primarily due to a goodwill impairment recorded in 2008, and to the geographic mix of U.S. and foreign earnings, which includes an increase in pre-tax income and an increase in the valuation allowance where the Company does not recognize a tax benefit.

Historical Results of Operations by Segment

	Historical			Pro Forma for Momentive Combination and IAR Divestiture
	Year ended December 31,			Year ended December 31,
	2008	2009	2010	2008	2009	2010
	(in millions)
Net Sales to Unaffiliated Customers(1):
Silicones and Quartz	$2,639	$2,083	$2,588	$2,639	$2,083	$2,588
Epoxy and Phenolic Resins	—	—	655	2,795	1,944	2,530
Forest Products Resins	—	—	401	2,049	1,198	1,607
Other	—	—	162	846	609	681

	$2,639	$2,083	$3,806	$8,329	$5,834	$7,406

Segment EBITDA:
Silicones and Quartz	$316	$249	$489	$316	$249	$489
Epoxy and Phenolic Resins	—	—	102	278	267	431
Forest Products Resins	—	—	39	198	111	177
Other	—	—	(1)	(32)	(10)	(4)

	$316	$249	$629	$760	$617	$1,093

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.

2010 Versus 2009 Segment Results

The table below provides additional detail of the percentage change in sales by segment from 2009 to 2010.

	Volume	Price/Mix	Currency Translation	Total
Silicones and Quartz	23%	1%	—%	24%

Silicones and Quartz

Net sales in 2010 increased by $505 million, or 24%, when compared to 2009. Volume increases positively impacted net sales by $492 million. Sales volume for our silicones business was positively impacted by stronger demand in the construction, automotive, electronics, transportation, oil and gas and furniture markets. Most product groups and all geographic regions saw increases in 2010, compared to 2009. Increases in our quartz businesses were primarily a result of strong overall demand for semiconductor related products. Selling price increases positively impacted net sales by $19 million, which was partially offset by unfavorable currency translation of $6 million, as the U.S. dollar strengthened against the euro and Japanese yen in 2010 compared to 2009.

Segment EBITDA in 2010 increased by $240 million to $489 million compared to 2009. The increase was primarily attributable to the volume increases discussed above, as well as our continued focus on providing more high-value specialty products to our customers versus lower-margin commoditized or core products.

2009 Versus 2008 Segment Results

The table below provides additional detail of the percentage change in sales by segment from 2008 to 2009.

	Volume	Price/Mix	Currency Translation	Total
Silicones and Quartz	(22)%	2%	(1)%	(21)%

Silicones and Quartz

Net sales in 2009 decreased by $556 million, or 21%, compared to 2008. Volume decreases negatively impacted net sales by $571 million. These declines were primarily a result of weak consumer demand in the electronics, automotive, construction, textiles, industrial, furniture and semiconductor markets as a result of the global economic downturn. The volume declines were partially offset by modest pricing increases of $39 million. Foreign currency translation negatively impacted net sales by $24 million, primarily as a result of the strengthening of the U.S. dollar against the euro and Japanese yen, as compared to 2008.

Segment EBITDA in 2009 decreased by $67 million to $249 million compared to 2008. The decrease was primarily attributable to the volume decreases discussed above.

Reconciliation of Segment EBITDA to Net Loss

	Year Ended December 31,
(In millions)	2008	2009	2010
Segment EBITDA:
Silicones and Quartz	$316	$249	$489
Epoxy and Phenolic Resins	—	—	102
Forest Products Resins	—	—	39
Other	—	—	(1)

Reconciliation:
Items not included in Segment EBITDA
Non-cash charges	(2)	18	8
Unusual items:
Loss on divestiture of assets	—	—	(6)
Purchase accounting inventory step-up	—	—	(67)
Net loss from discontinued operations	—	—	(8)
Business realignments	(45)	(23)	(29)
Asset impairments	(857)	—	(9)
Other	(5)	—	(19)

Total unusual items	(907)	(23)	(138)

Total adjustments	(909)	(5)	(130)
Interest expense, net	(328)	(314)	(391)
Gain (loss) on extinguishment of debt	—	179	(85)
Income tax benefit (expense)	111	(15)	8
Depreciation and amortization	(237)	(192)	(262)

Net loss attributable to Momentive Performance Materials Holdings LLC	(1,047)	(98)	(231)
Net income attributable to non-controlling interest	—	—	1

Net loss	$(1,047)	$(98)	$(230)

Items not included in Segment EBITDA

Non-cash charges primarily represent stock-based compensation expense and unrealized derivative and foreign exchange gains and losses. Net loss from discontinued operations represents the results of the IAR business.

Not included in Segment EBITDA are certain non-cash and certain non-recurring income or expenses that are deemed by management to be unusual in nature. For 2010, these items consisted of inventory step-up adjustments related to the Momentive Combination, business realignment costs primarily related to expenses from our productivity and business optimization programs, asset impairments, realized foreign exchange gains and losses and retention program costs. For 2009, these items consisted of business realignment costs primarily related to expenses from our business optimization program and realized foreign exchange gains and losses. For 2008 these items consisted of business realignment costs related to expenses from our business optimization program and cost savings and headcount reduction programs related to the acquisition of MPM from GE, goodwill impairments and realized foreign exchange gains and losses.

Liquidity and Capital Resources

Sources and Uses of Cash

We are a highly leveraged company. Our primary sources of liquidity are cash flows generated from operations, availability under our senior secured credit facilities and our financing commitment from Apollo. Our primary liquidity requirements are interest, working capital and capital expenditures.

At December 31, 2010, we had $7,271 million of debt, of which $3,589 million related to MPM Holdings and its subsidiaries and $3,682 million related to MSC Holdings and its subsidiaries. The Momentive Combination did not impact the collateral or covenant compliance requirements of MSC Holdings or MPM Holdings and their respective subsidiaries. Neither MPM Holdings or MSC Holdings and their respective subsidiaries provide credit support for each other’s debt, and our ability to share liquidity and cash resources between MPM Holdings and MSC Holdings is restricted by the respective companies’ senior credit facilities and indenture provisions. MPM Holdings and MSC Holdings had substantial liquidity at December 31, 2010, consisting of unrestricted cash and cash equivalents of $264 million and $180 million, respectively, borrowing availability under their respective senior secured revolving credit facilities of $257 million and $220 million, respectively, and borrowings available under credit facilities at certain of MSC Holdings’ international subsidiaries and MSC Holdings’ financing commitment from Apollo, totaling $115 million.

Our net working capital (defined as accounts receivable and inventories less accounts and drafts payable) at December 31, 2010 was $972 million, an increase of $497 million from December 31, 2009. The increase was a result of the acquisition of MSC Holdings of $512 million. To minimize the impact of net working capital on cash flows, we continue to negotiate and contractually extend payment terms whenever possible. We have also focused on receivable collections to offset a portion of the payment term pressure by offering incentives to customers to encourage early payment, or accelerate receipts through the sale of receivables. In the fourth quarter of 2010, we entered into accounts receivable sale agreements to sell a portion of our trade accounts receivable. As of December 31, 2010, through these agreements, we effectively accelerated the timing of cash receipts by $60 million. We may continue to accelerate cash receipts under these agreements, as appropriate, in order to offset these pressures. In 2011, we expect a slight increase in net working capital as a result of modest volume increases and higher raw material costs.

MPM repaid all amounts outstanding under its revolving credit facility in the fourth quarter of 2010 and has not again borrowed under its revolving facility. MSC regularly borrows from its revolving credit facilities under its senior secured credit facilities to support its short-term liquidity requirements, particularly when net working capital requirements increase in response to seasonality of its volumes in the summer months. At December 31, 2010 the borrowings outstanding were $0.

Apollo Financing Commitment

In 2008, prior to the Momentive Combination, certain affiliates of Apollo agreed to make a $200 million investment in MSC. Certain affiliates of Apollo entered into a commitment letter with MSC pursuant to which they committed to purchase $200 million in preferred units and warrants of MSC Holdings by December 31, 2011. Prior to the purchase of all the preferred shares and warrants, certain affiliates of Apollo had committed to provide liquidity facilities to MSC Holdings or MSC on an interim basis.

In 2009, certain affiliates of Apollo extended a $100 million term loan to MSC (the “Apollo Term Loan”). The Apollo Term Loan will mature on December 31, 2011 with interest at adjusted LIBOR plus 2.25% per annum. We expect no amount to be due by us to Apollo at this date and for the liability to be replaced by preferred stock as described below. In addition, in the fourth quarter of 2010, MSC entered into accounts receivable purchase and sale agreements to sell trade accounts receivable to affiliates of Apollo on terms which management believes were more favorable to MSC than could have been obtained from an independent third party. See Note 9 to our financial statements included elsewhere in this prospectus for additional information on our accounts receivable factoring.

On October 1, 2010, at the time of the closing of the Momentive Combination, the commitment by Apollo to purchase $200 million in preferred units of MSC Holdings and warrants to purchase common units of MSC Holdings was amended to become a commitment to purchase preferred units and warrants to purchase common units of Momentive. Upon the conversion of Momentive from a limited liability company to a corporation upon consummation of this offering, Apollo’s commitment to purchase preferred units and warrants to purchase common units of Momentive will be adjusted to be a commitment to purchase preferred stock and warrants to purchase common stock of Momentive with the same rights and preferences. Momentive has agreed to contribute any proceeds from the issuance of preferred or common stock under this agreement as a capital contribution to MSC Holdings, and MSC Holdings has agreed to contribute such amounts as a capital contribution to MSC. We expect the outstanding amounts under the Apollo Term Loan and any amounts outstanding under the accounts receivable factoring arrangements to be contributed to us prior to the end of 2011. This will provide us permanent access to the $200 million in liquidity and will benefit our cash position into 2012. See “Certain Relationships and Related Party Transactions — Financing Arrangements.”

Recent Refinancing Transactions

In 2010, as part of the Debt Refinancing Transactions, we refinanced $533 million in outstanding principal amount of MSC’s 9.75% second-priority senior secured notes due 2014 through the issuance of $574 million aggregate principal amount of 9.00% second-priority senior secured notes due 2020. We also refinanced $1,250 million USD equivalent in outstanding principal amount of MPM’s senior unsecured notes due 2014 through the issuance of $1,374 million aggregate principal amount of 9.00% springing lien dollar notes due 2021 and 9.50% springing lien euro notes due 2021. As a result, we effectively extended our total weighted average debt maturities by two years. The net cash proceeds of the issuance were used to pay redemption premiums to redeem the existing second-priority notes and the senior unsecured notes and pay transaction fees and expenses.

On February 10, 2011, we entered into an amendment agreement to amend MPM’s credit agreement governing its senior credit facilities to extend the maturity of $436 million and €294 million of its U.S. and Euro denominated term loans held by consenting lenders from December 4, 2013 to May 5, 2015 and increased the interest rate on these term loans to LIBOR plus 3.50% and Euro LIBOR plus 3.5%, respectively, among other actions (the “MPM Credit Agreement Amendment”). The original U.S. and Euro denominated terms loans of $68 million and €90 million that were not extended continue to have a maturity date of December 4, 2013 and an interest rate of LIBOR plus 2.25% and Euro LIBOR plus 2.25%, respectively.

Sale of the IAR Business

We intend to use the majority of the $120 million proceeds received from the sale of the IAR business to further strengthen our liquidity in 2011 using the proceeds for general corporate purposes and capital expenditures. We plan to use the proceeds to fund any increases in net working capital and capital for 2011. Certain of our covenants that govern our senior secured credit facilities and indentures allow us to use the proceeds for capital projects rather than paying down debt. We are also subject to an excess cash flow covenant in our senior secured credit facilities and depending on total cash flow for 2011, we may be required to pay down debt in 2012.

We feel that we are favorably positioned to maintain adequate liquidity throughout 2011 and the foreseeable future to fund our ongoing operations, cash debt service obligations and any additional investment in net working capital. Further, we expect that the extension of a portion of our senior credit facility, second priority senior secured notes, senior unsecured notes and extension of the revolver will allow greater flexibility and liquidity for us in the longer term.

We continue to review possible sales of certain non-core assets, which would further increase our liquidity. Opportunities for these sales could depend to some degree on improvement in the credit markets. If the global economic environment begins to weaken again or remains slow for an extended period of time our liquidity, future results of operations and flexibility to execute liquidity enhancing actions could be negatively impacted.

Following are highlights from our consolidated statements of cash flows:

	Year Ended December 31,
	2008	2009	2010
	(In millions)
Sources (uses) of cash:
Operating activities	$77	$27	$383
Investing activities	(149)	(80)	(20)
Financing activities	170	(70)	(133)
Effect of exchange rates on cash flow	(6)	(6)	(6)

Net change in cash and cash equivalents	$92	$(129)	$224

Operating Activities

In 2010, operations provided $383 million of cash. Net loss of $230 million included $479 million of net non-cash and non-operating income items, of which $263 million was for depreciation and amortization and $85 million for the loss on extinguishment of debt. Working capital (defined as accounts receivable and inventories less accounts and drafts payable) and changes in other assets and liabilities and income taxes payable provided $134 million due primarily to decreased accounts receivable and inventory in the fourth quarter of 2010.

In 2009, operations provided $27 million of cash. Net loss of $98 million included $107 million of net non-cash and non-operating income items, of which $179 million was for the gain on extinguishment of debt, offset by $192 million for depreciation and amortization, $28 million in non-cash paid-in-kind interest, $57 million in accreted interest on a note payable and $15 million in amortization of deferred debt issue costs. Net working capital and changes in other assets and liabilities and income taxes payable generated $18 million due to decreased accounts receivable and inventories, which resulted from lower volumes and production and overall cash management initiatives.

In 2008, operations provided $77 million of cash. The net loss of $1,047 million included $1,042 million of non-cash and non-operating items, of which $237 million was for depreciation and amortization and $860 million was for the non-cash impairment of goodwill in the Silicones and Quartz segment, partially offset by $122 million for the deferred tax benefit. Net working capital and changes in other assets and liabilities and income taxes payable provided $82 million due primarily to decreases in accounts receivable and inventory.

Investing Activities

In 2010, investing activities used $20 million. We spent $140 million for capital expenditures (including capitalized interest) primarily for plant expansions and improvements, as well as ongoing expenditures for environmental, health and safety compliance and maintenance projects. We acquired $122 million of cash related to the Momentive Combination, and used $4 million of cash to purchase certain intangible assets.

In 2009, investing activities used $80 million. We spent $77 million for capital expenditures, which was primarily related to ongoing expenditures for environmental, health and safety compliance and maintenance projects.

In 2008, investing activities used $149 million. We spent $139 million for capital expenditures, primarily for the completion of our manufacturing facility in Nantong, China and ongoing environmental, health and safety compliance and maintenance projects, and used $10 million of cash to purchase certain intangible assets.

Financing Activities

In 2010, financing activities used $133 million. Net short-term debt repayments were $8 million. Net long-term debt repayments of $10 million primarily consisted of the $1,422 million in proceeds offset by the repurchase of $533 million of MSC’s 9.75% Second-Priority Senior Secured Notes due 2014 and $840 million of MPM’s senior unsecured notes due 2014 as part of the Debt Refinancing Transactions and the $100 million pay-down of MPM’s revolving line of credit. $111 million was used to pay for financing fees and redemption premiums related to the Debt Refinancing Transactions.

In 2009, financing activities used $70 million. Net long-term debt repayments primarily consisted of the $50 million pay-down on our senior revolving credit facility and $7 million of debt issuance costs associated with the exchange of MPM’s 12.5% Second-Lien Senior Secured Notes due 2014. Net short-term debt repayments were $7 million and we made a $5 million capital contribution to our siloxane joint venture in Jiande, China.

In 2008, financing activities generated $170 million. Net short-term debt borrowings were $2 million, and net long-term debt borrowings of $173 million were primarily due to additional borrowings of $39 million associated with the construction of our Nantong, China manufacturing facility and $150 million of borrowings under our revolving credit facility, partially offset by $14 million of payments on our term loans under our senior secured credit facilities. We also made a $5 million capital contribution to our siloxane joint venture in Jiande, China.

Outstanding Debt

Following is a summary of our cash and cash equivalents and outstanding debt at December 31, 2009 and 2010:

(In millions)	2009	2010
Cash and cash equivalents	$220	$450

Short-term investments	$—	$6

MPM:
Senior Secured Credit Facilities:
Revolving credit facility due 2012	$100	$—
Floating rate term loans due 2013	1,069	1,010
Senior Secured Notes:
12.5% second-lien senior secured notes due 2014	166	173
Senior Notes:
9.0% springing lien notes due 2021	—	1,161
9.5% springing lien notes due 2021	—	198
9.75% senior notes due 2014	717	—
9.0% senior notes due 2014	354	—
Senior toggle notes due 2014	203	—
Senior Subordinated Notes:
11.5% senior subordinated notes due 2016	378	379
MPM Holdings PIK Notes due 2017	548	611

MSC:
Senior Secured Credit Facilities:
Floating rate term loans due 2013	—	443
Floating rate term loans due 2015	—	896
Senior Secured Notes:
8.875% senior secured notes due 2018	—	973
Floating rate second-priority senior secured notes due 2014	—	105
9.00% second-priority senior secured notes due 2020	—	579
Debentures:
9.2% debentures due 2021	—	61
7.875% debentures due 2023	—	147
8.375% sinking fund debentures due 2016	—	53
MSC Holdings PIK Facility due 2014		172
Other Borrowings	66	206

Total debt, excluding debt with controlling interest holder	3,601	7,167

MSC borrowings from Apollo affiliates due on demand	—	4
MSC term loan from Apollo affiliates due 2011	—	100

Total debt	$3,601	$7,271

Financial Instruments

Our various interest rate swap agreements are designed to offset cash flow variability from interest rate fluctuations on our variable rate debt. The notional amounts of the swaps change based on the expected payments on certain of our term loan amounts. As a result of the interest rate swaps, we pay a weighted average fixed rate of approximately 7.1% per year and receive a variable rate based on the terms of the underlying debt. See

“Quantitative and Qualitative Disclosures About Market Risk” and Note 8 to our historical audited consolidated financial statements appearing elsewhere in this prospectus for information on our financial instruments. Our most significant financial instruments measured at fair value on a recurring basis are our cross currency and interest rate swaps, which are measured at fair value using significant observable inputs and deemed to be Level 2 inputs.

The fair values of these instruments were determined based on an over-the-counter retail market based pricing model adjusted for nonperformance risk. These financial instruments are in liability positions at December 31, 2010, requiring us to incorporate our credit risk as a component of fair value. We calculated our credit risk adjustment by applying an imputed credit spread, based on the over-the-counter retail market price of MSC’s Senior Secured Credit Facility floating rate term loans at December 31, 2010, to the future cash flows of the financial instruments. This did not result in a material reduction in our financial instrument liabilities. A change in the interest rates used in the interest rate yield curve to determine fair value of our financial instruments of 1% would result in an approximate $7 million change in fair value.

Covenant Compliance

The instruments that govern MPM’s and MSC’s indebtedness contain, among other provisions, restrictive covenants and incurrence tests regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios. Payment of borrowings under these senior secured credit facilities may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, most covenant defaults, events of bankruptcy and a change of control. Certain covenants contained in the MPM and MSC credit agreements that govern their respective senior secured credit facilities require the maintenance of certain senior secured debt to Adjusted EBITDA ratios, with MPM’s ratio to remain less than or equal to 4.25:1 and MSC’s ratio to remain less than 4.25:1. The indentures that govern certain of MPM and MSC’s notes contain an Adjusted EBITDA to Fixed Charges ratio incurrence test which restricts the ability to take certain actions such as incurring additional debt or making acquisitions if MPM and MSC are unable to meet this ratio (measured on a last twelve months, or LTM, basis) of at least 2.0:1. These restrictions, however, are subject to substantial exceptions.

As of December 31, 2010, MPM and MSC were in compliance with all financial covenants that govern their respective senior secured credit facilities, including MSC and MPM’s senior secured debt to Adjusted EBITDA ratio. Based on our projections of 2011 operating results, we expect to be in compliance with all of the financial covenants and tests that are contained in the indentures that govern MPM and MSC’s notes and respective senior secured credit facilities throughout 2011.

Contractual Obligations

The following table presents our contractual cash obligations at December 31, 2010. Our contractual cash obligations consist of legal commitments at December 31, 2010 that require us to make fixed or determinable cash payments, regardless of the contractual requirements of the specific vendor to provide us with future goods or services. This table does not include information about most of our recurring purchases of materials used in our production; our raw material purchase contracts do not meet this definition since they generally do not require fixed or minimum quantities. Contracts with cancellation clauses are not included, unless a cancellation would result in a major disruption to our business. For example, we have contracts for information technology support that are cancelable, but this support is essential to the operation of our business and administrative functions; therefore, amounts payable under these contracts are included. These contractual obligations are grouped in the same manner as they are classified in the consolidated statement of cash flows in order to provide a better understanding of the nature of the obligations.

	Payments Due By Year
	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years	Total
	(In millions)
Operating activities
Purchase obligations (a)	$410	$642	$310	$1,305	$2,667
Interest on fixed rate debt obligations (b)	341	722	692	1,925	3,680
Interest on variable rate debt obligations (c)	87	170	146	6	409
Operating lease obligations	45	55	33	36	169
Funding of pension and other postretirement obligations (d)	54	87	78	—	219
Financing activities
Long-term debt, including current maturities	110	1,572	1,497	4,217	7,396
Capital lease obligations	1	2	1	6	10

Total	$1,048	$3,250	$2,757	$7,495	$14,550

(a)	Purchase obligations are comprised of the fixed or minimum amounts of goods and/or services under long-term contracts and assumes that certain contracts are terminated in accordance with their terms after giving the requisite notice which is generally two to three years for most of these contracts; however, under certain circumstances, some of these minimum commitment term periods could be further reduced which would significantly decrease these contractual obligations.

(b)	Includes variable rate debt subject to interest rate swap agreements.

(c)	Based on applicable interest rates in effect at December 31, 2010.

(d)	Pension and other postretirement contributions have been included in the above table for the next five years. These amounts include estimated benefit payments to be made for unfunded foreign defined benefit pension plans as well as estimated contributions to our funded defined benefit plans. The assumptions used by our actuaries in calculating these projections includes a weighted average annual return on pension assets of approximately 6.8% for the years 2011 – 2015 and the continuation of current law and plan provisions. These estimated payments may vary based on the actual return on our plan assets or changes in current law or plan provisions. See Note 13 to our historical audited consolidated financial statements included elsewhere in this prospectus for more information on our pension and postretirement obligations.

As adjusted for the MPM senior secured credit facility amendment in February 2011, our debt service obligations are as follows at December 31, 2010:

	Payments Due By Year
	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years	Total
	(in millions)
Operating activities
Interest on variable rate debt obligations	$97	$193	$198	$6	$494
Financing activities
Long-term debt, including current maturities	110	772	2,297	4,217	7,396

The table above excludes payments for income taxes and environmental obligations since, at this time, we cannot determine either the timing or the amounts of all payments beyond 2011. At December 31, 2010, we recorded unrecognized tax benefits and related interest and penalties of $105 million. We estimate that we will pay approximately $59 million in 2011 for local, state and international income taxes. We expect non-capital environmental expenditures for 2011 through 2015 totaling $24 million. See Notes 12 and 16 to our historical audited consolidated financial statements included elsewhere in this prospectus for more information on these obligations.

Capital Expenditures

We plan to spend approximately $260 million on capital expenditures in 2011, which will primarily be used for growth, maintenance and environmental projects. We determined this amount through our budgeting and planning process, and it is subject to change at the discretion of our board of directors. We considered future product demand, existing plant capacity and external customer trends. On a pro forma basis, we spent approximately $214 million, $208 million and $273 million in 2010, 2009 and 2008, respectively. We plan to fund capital expenditures through cash from operations and proceeds from the sale of the IAR business, and if necessary, through available lines of credit.

Off Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2010.

Critical Accounting Estimates

In preparing our financial statements in conformity U.S. GAAP, we have to make estimates and assumptions about future events that affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of these accounting policies require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results may differ significantly from estimated results. We base these judgments on our historical experience, advice from experienced consultants, forecasts and other available information, as appropriate. Our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this prospectus.

Our most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in our audited consolidated financial statements, are as follows:

Environmental Liabilities

Accruals for environmental matters, including liabilities for remediation of environmental contamination, are recorded when we believe that it is probable that a liability has been incurred and we can reasonably estimate the amount of the liability. We have accrued $43 million and $5 million at December 31, 2010 and 2009, respectively, for all probable environmental remediation and restoration liabilities, which is our best estimate of these liabilities. Based on currently available information and analysis, we believe that it is reasonably possible that the costs associated with these liabilities may fall within a range of $28 million to $73 million. This estimate of the range of reasonably possible costs is less certain than the estimates that we make to determine our reserves. To establish the upper limit of this range, we used assumptions that are less favorable to us among the range of reasonably possible outcomes, but we did not assume that we would bear full responsibility for all sites to the exclusion of other potentially responsible parties.

Some of our facilities are subject to environmental indemnification agreements, where we are generally indemnified against damages from environmental conditions that occurred or existed before the closing date of our acquisition of the facility, subject to certain limitations.

Income Tax Assets and Liabilities and Related Valuation Allowances

At December 31, 2010 and 2009, we had valuation allowances of $995 million and $714 million, respectively, against all of our net federal, state and some of our net foreign deferred income tax assets. The valuation allowances require an assessment of both negative and positive evidence. For example, operating results during the most recent three-year period is given more weight than our expectations of future profitability, which are inherently uncertain. Our losses in the U.S. and certain foreign operations in recent periods represented sufficient negative evidence to require a full valuation allowance against our net federal, state and certain foreign deferred income tax assets. We intend to maintain a valuation allowance against the net deferred income tax assets until sufficient positive evidence exists to support the realization of such assets.

The calculation of our income tax liabilities involves dealing with uncertainties in the application of complex domestic and foreign income tax regulations. Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the consolidated financial statements. Tax benefits are recognized in the consolidated financial statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely to be realized upon settlement. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective income tax rate in a given period could be materially impacted. An unfavorable income tax settlement would require the use of cash and result in an increase in our effective income tax rate in the year it is resolved. A favorable income tax settlement would be recognized as a reduction in the effective income tax rate in the year of resolution. At December 31, 2010 and 2009, we recorded unrecognized tax benefits and related interest and penalties of $105 million and $18 million, respectively.

Pensions

The amounts that we recognize in our financial statements for pension benefit obligations are determined by actuarial valuations. Inherent in these valuations are certain assumptions, the more significant of which are:

•	the weighted average rate used for discounting the liability;

•	the weighted average expected long-term rate of return on pension plan assets;

•	the method used to determine market-related value of pension plan assets;

•	the weighted average rate of future salary increases; and

•	the anticipated mortality rate tables.

The discount rate reflects the rate at which pensions could be effectively settled. When selecting a discount rate, our actuaries provide us with a cash flow model that uses the yields of high-grade corporate bonds with maturities consistent with our anticipated cash flow projections.

The expected long-term rate of return on plan assets is determined based on the various plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, we take into account the rates on long-term debt investments that are held in the portfolio, as well as expected trends in the equity markets, for plans including equity securities. Our policy is to set the market-related value of plan assets, or MRVA, to fair value. MRVA is used in the calculation of pension expense, as well as to establish the corridor used to determine amortization of unrecognized actuarial gains and losses.

We use fair value to calculate the market-related value of plan assets, or MRVA. MRVA is used in the calculation of pension expense, as well as to establish the corridor used to determine amortization of unrecognized actuarial gains and losses.

The rate of increase in future compensation levels is determined based on salary and wage trends in the chemical and other similar industries, as well as our specific compensation targets.

The mortality tables that are used represent the most commonly used mortality projections for each particular country and reflect projected mortality improvements.

We believe the current assumptions used to estimate plan obligations and pension expense are appropriate in the current economic environment. However, as economic conditions change, we may change some of our assumptions, which could have a material impact on our financial condition and results of operations.

The following table presents the sensitivity of our projected pension benefit obligation, or PBO, accumulated benefit obligation, or ABO, deficit and 2011 pension expense to the following changes in key assumptions:

	Increase /(Decrease) at December 31, 2010			Increase / (Decrease)
(In millions)	PBO	ABO	Deficit	2011 Expense
Assumption:
Increase in discount rate of 0.5%	$(53)	$(47)	$44	(2)
Decrease in discount rate of 0.5%	57	51	(47)	2
Increase in estimated return on assets of 1.0%	N/A	N/A	N/A	(5)
Decrease in estimated return on assets of 1.0%	N/A	N/A	N/A	5

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets

As events warrant, we evaluate the recoverability of long-lived assets, other than goodwill and other indefinite-lived intangibles, by assessing whether the carrying value can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Any impairment loss that may be required is determined by comparing the carrying value of the assets to their estimated fair value. Impairment indicators include a significant decrease in the market price of a long-lived asset, a significant adverse change in the manner in which the asset is being used or in its physical condition, a significant adverse change in legal factors or the business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset, current period operating or cash flow losses combined with a history of operating or cash flow losses associated with the use of the asset, or a current expectation that more likely than not a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. As a result, future decisions to change our manufacturing process, exit certain businesses, reduce excess capacity, temporarily idle facilities and close facilities could result in material impairment charges. We do not have any indefinite-lived intangibles, other than goodwill.

We perform an annual goodwill impairment test to assess whether the estimated fair value of each reporting unit is less than the carrying amount of the unit’s net assets. We use a probability weighted market and income approach to estimate the values of our reporting units. Our market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA multiple technique. Under this technique, estimated values are the result of a market based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. Our income approach is a discounted cash flow model.

In the fourth quarter of 2010, the fair value of each of the reporting units acquired as a result of the Momentive Combination equaled the carrying amount of assets and liabilities assigned to each unit. For our remaining reporting units, the fair value of each of our reporting units exceeded the carrying amount of assets and liabilities assigned to each unit. A 20% decrease in the EBITDA multiple or a 20% increase in the interest rate used to calculate the discounted cash flows would not result in any reporting units failing the first step of our goodwill impairment analysis.

Business Combinations

The acquisition method of accounting requires that the assets acquired and liabilities assumed be recorded at the date of the merger or acquisition at their respective fair values. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accordingly, we may be required to value assets at fair value measures that do not reflect our intended use of those assets. The fair value of in-process research and development, identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including, but not limited to, estimating future cash flows and developing appropriate discount rates. Accordingly, for significant items, we typically obtain assistance from third party valuation specialists. Fair value measurements can be highly subjective and the reasonable application may result in a range of alternative estimates using the same facts and circumstances.

Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recorded as goodwill. Transaction costs are not included as a component of consideration transferred, and are expensed as incurred. The operating results of the acquired business are reflected in our consolidated financial statements after the date of the merger or acquisition. If we determine the assets acquired do not meet the definition of a business under the acquisition method of accounting, the transaction will be accounted for as an acquisition of assets rather than a business combination, and therefore, no goodwill will be recorded.

Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if fair value can reasonably be estimated. If the acquisition date fair value of an asset acquired or liability assumed that arises from a contingency cannot be determined, the asset or liability is recognized if probable and reasonably estimable. If these criteria are not met, no asset or liability is recognized.

The valuations and useful life assumptions are based on information available near the merger or acquisition date and are based on expectations and assumptions that are deemed reasonable by management. The judgments made in determining estimated fair values assigned to assets acquired and liabilities assumed, as well as asset lives, can materially affect our results of operations.

Recently Issued Accounting Standards

Newly Adopted Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 166, Accounting for Transfers of Financial Assets which was codified in December 2009 as Accounting Standards update No. 2009-16: Accounting for Transfers of Financial Assets (“ASU 2009-16”). ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) and as a result eliminates the scope exception for QSPE’s. ASU 2009-16 also changes the criteria for a transfer of financial assets to qualify as a sales-type transfer. The adoption of ASU 2009-16 did not have a material impact on our Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) which was codified in December 2009 as Accounting Standards Update No. 2009-17: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”). ASU 2009-17 amends current guidance requiring an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. We adopted ASU 2009-17 on January 1, 2010. We adopted ASU 2009-17 on January 1, 2010. The adoption of ASU 2009-17 did not have a material impact on our Consolidated Financial Statements.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-6: Improving Disclosures About Fair Value Measurements (“ASU 2010-6”). ASU 2010-6 requires new disclosures regarding transfers and activity within the three levels of fair value hierarchy, as well as enhanced disclosures regarding the class of assets disclosed and the inputs and valuation techniques used to determine fair value. ASU 2010-6 is effective for interim and annual periods beginning after December 15, 2009. We adopted ASU 2010-6 on January 1, 2010. The adoption of ASU 2010-6 did not have a material impact on our consolidated financial statements.

Quantitative And Qualitative Disclosures About Market Risk

We are exposed to market risk, including changes in currency exchange rates, interest rates and certain commodity prices. To manage the volatility related to these exposures we use various financial instruments, including some derivatives, to help us hedge our foreign currency exchange risk and interest rate risk. We also use raw material purchasing contracts and pricing contracts with our customers to help mitigate commodity price risks. These contracts generally do not contain minimum purchase requirements.

We do not use derivative instruments for trading or speculative purposes. We manage counterparty credit risk by entering into derivative instruments only with financial institutions with investment-grade ratings.

The following table summarizes our derivative financial instruments as of December 31, 2010 and 2009, which are recorded as other current liabilities in our consolidated balance sheets. Fair values are determined from quoted market prices at these dates, in millions.

	2010				2009
	Average Days To Maturity	Average Contract Rate	Notional Amount	Fair Value Liability	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Liability
Liability Derivatives
Derivatives designated as hedging instruments
Interest Rate Swaps
Interest swap – 2007	4	—	$375	$(5)	—	—	$—	$—
Interest swap – 2008	—	—	185	—	90	—	185	(1)
Interest swap – 2010	732	—	350	(2)	—	—	—	—
Commodity contracts
Natural gas hedge	—	—	—	—	—	—	2	—

Total derivatives designated as hedging instruments				$(7)				$(1)

Derivatives not designated as hedging instruments
Foreign Exchange and Interest Rate Swaps
Cross-Currency and Interest Rate Swap	273	1.2038	$25	$(3)	—	—	$—	$—
Foreign currency contracts	—	—	240	—	—	—	240	—
Interest Rate Swap
Interest swap—Australia Multi-Currency Term	364	—	22	—	—	—	—	—
Commodity Contracts
Electricity contracts	—	—	4	—	—	—	—	—
Natural gas futures	—	—	2	—	—	—	—	—

Total derivatives not designated as hedging instruments				$(3)				$—

Foreign Exchange Risk. Our international operations accounted for 64% and 68% of our net sales in 2010 and 2009, respectively. As a result, we have significant exposure to foreign exchange risk on transactions that can potentially be denominated in many foreign currencies. These transactions include foreign currency denominated imports and exports of raw materials and finished goods (both intercompany and third party) and loan repayments. The functional currency of our operating subsidiaries is the related local currency.

It is our policy to reduce foreign currency cash flow exposure from exchange rate fluctuations by hedging firmly committed foreign currency transactions wherever it is economically feasible. Our use of forward contracts is designed to protect our cash flows against unfavorable movements in exchange rates, to the extent of the amount that is under contract. We do not attempt to hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flow. We do not speculate in foreign currency nor do we hedge the foreign currency translation of our international businesses to the U.S. dollar for purposes of consolidating our financial results, or other foreign currency net asset or liability positions.

We are a party to a three-year $289 million cross-currency and interest rate swap agreement. The swap was designed to offset balance sheet and interest rate exposures and cash flow variability associated with the exchange rate fluctuations on MSC’s term loan. This swap agreement has an initial notional amount of $25 million that amortizes quarterly on a straight line basis to $24 million, prior to maturing on September 30, 2011. We paid a weighted average interest rate of 4.6% and received a weighted average interest rate of 2.8% on these amended swap agreements in 2010.

In 2007, we entered into foreign currency forward contracts with a notional amount of $240 million to purchase euros at rates ranging from $1.3121 to $1.3229. The maturity dates of the contracts range from May 26, 2009 to November 23, 2011. In March 2009, we settled our outstanding foreign currency forward contracts and recognized a gain of $4 million.

Our foreign exchange risk is also mitigated because we operate in many foreign countries, which reduces the concentration of risk in any one currency. In addition, our foreign operations have limited imports and exports, which reduces the potential impact of foreign currency exchange rate fluctuations.

Interest Rate Risk. We are a party to various interest rate swap agreements that are designed to offset the cash flow variability that is associated with interest rate fluctuations on our variable rate debt. The fair values of these swaps are determined by using estimated market values. Under interest rate swaps, we agree with other parties to exchange at specified intervals the difference between the fixed rate and floating rate interest amounts that are calculated from the agreed notional principal amount.

We are party to a three-year interest rate swap agreement designed to offset cash flow variability associated with interest rate fluctuations on our variable rate debt (the “2007 Swap”). The initial notional amount of the swap was $300 million, but increases to $700 million before being amortized down to $375 million. As a result of the interest rate swap, we pay a fixed rate equal to approximately 7.2% per year and receive a variable rate based on the terms of the underlying debt. We account for this swap as a qualifying cash flow hedge.

To effectively fix the interest rate on certain of our international credit facilities, we are party to interest rate swap agreements with two counterparties for an initial notional amount of AUD $35 million, which amortizes quarterly based on the expected loan payments. The swap agreements terminate December 30, 2011. We pay a fixed interest rate of 6.6% and receive a floating rate based on the terms of the underlying debt. We have not applied hedge accounting to this derivative instrument.

We are party to a two-year interest rate swap agreement. This swap is designed to offset the cash flow variability that results from interest rate fluctuations on our variable rate debt. This swap will become effective on January 4, 2011 upon the expiration of the 2007 Swap. The initial notional amount of the swap is $350 million, and will subsequently be amortized down to $325 million. We pay a fixed rate of 1.032% and will receive a variable one month LIBOR rate. We account for the swap as a qualifying cash flow hedge.

Some of our debt, including debt under our floating rate notes and borrowings under our Senior Secured Credit Facilities, is at variable interest rates that expose us to interest rate risk. If interest rates increase, our debt service obligations on variable rate debt would increase even though the amount borrowed would not increase. Including variable rate debt that is subject to interest rate swap agreements, assuming the amount of our variable debt, as adjusted for the MPM Credit Agreement Amendment, remains the same, an increase of 1% in the interest rates on our variable rate debt would increase our 2011 estimated debt service requirements by approximately $25 million. See additional discussion about interest rate risk in “Risk Factors.”

Following is a summary of our outstanding debt as of December 31, 2010 and 2009 (See Note 10 to our historical audited consolidated financial statements included elsewhere in this prospectus for additional information on our debt). The fair value of our publicly held debt is based on the price at which the bonds are traded or quoted at December 31, 2010 and 2009. All other debt fair values are determined from quoted market interest rates at December 31, 2010 and 2009. The table does not reflect the MPM Credit Agreement Amendment whereby we extended the maturity of approximately $839.5 million aggregate U.S. dollar-equivalent principal amount of our U.S. dollar and Euro denominated term loans held by consenting lenders from December 4, 2013 to May 5, 2015.

	2010			2009
Year	Debt Maturities	Weighted Average Interest Rate	Fair Value	Debt Maturities	Weighted Average Interest Rate	Fair Value
	(In millions)
2010				$98	6.3%	$97
2011	$111	7.4%	$111	24	6.4%	23
2012	96	7.4%	95	92	6.4%	88
2013	1,478	7.9%	1,433	1,050	7.6%	919
2014	584	8.5%	571	1,445	10.0%	1,386
2015	914	9.0%	901	—	10.6%	—
2016 and beyond	4,223	9.5%	4,456	930	10.4%	779

	$7,406		$7,567	$3,639		$3,292

We do not use derivative financial instruments in our investment portfolios. Our cash equivalent investments and short-term investments are made in instruments that meet the credit quality standards that are established in our investment policies, which also limits the exposure to any one issue. At December 31, 2010 and 2009, we had $140 million and $38 million, respectively, invested at average rates of 2% and 1%, respectively, primarily in interest-bearing time deposits. Due to the short maturity of our cash equivalents, the carrying value of these investments approximates fair value. Our short-term investments are recorded at cost which approximates fair value. Our interest rate risk is not significant. A 1% increase or decrease in interest rates on invested cash would not have had a material effect on our net income and cash flows for the years ended December 31, 2010 and 2009.

Commodity Risk. We are exposed to price risks on raw material purchases, including phenol, methanol, urea, acetone, propylene and chlorine. For our commodity raw materials, we have purchase contracts that have periodic price adjustment provisions. Commitments with certain suppliers, including our phenol and urea suppliers, provide up to 100% of our estimated requirements but also provide us with the flexibility to purchase a certain portion of our needs in the spot market, when it is favorable to us. We rely on long-term agreements with key suppliers for most of our raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on our business. Should any of our suppliers fail to deliver or should any key long-term supply contracts be cancelled, we would be forced to purchase raw materials in the open market, and no assurances can be given that we would be able to make these purchases or make them at prices that would allow us to remain competitive. In addition, several feedstocks at various facilities are transported through a pipeline from one supplier. If we were unable to receive these feedstocks through these pipeline arrangements, we may not be able to obtain them from other suppliers at competitive prices or in a timely manner. See the discussion about the risk factor on raw materials in “Risk Factors.”

Natural gas is essential in our manufacturing processes, and its cost can vary widely and unpredictably. To help control our natural gas costs, we hedge a portion of our natural gas purchases for North America by entering into futures contracts for natural gas. These contracts are settled for cash each month based on the closing market price on the last day that the contract trades on the New York Mercantile Exchange. We also enter into fixed price forward contracts for the purchase of natural gas and electricity at certain of our manufacturing plants to offset the risk associated with increases in the prices of the underlying commodities.

We recognize gains and losses on these contracts each month as gas and electricity is used. Our future commitments are marked to market on a quarterly basis. We have not applied hedge accounting to these contracts.

Our commodity risk is moderated through our selected use of customer contracts with selling price provisions that are indexed to publicly available indices for the relevant commodity raw materials.

Change in MPM’s Certifying Accountant

On November 10, 2010, after requesting bids for audit services, the Audit Committee of the Board of Directors of MPM Holdings approved the dismissal of KPMG LLP (“KPMG”) as MPM Holdings’ independent registered public accounting firm, effective as of November 10, 2010. MPM Holdings informed KPMG of the decision on November 10, 2010.

KPMG’s audit reports on MPM Holdings’ consolidated financial statements as of and for the fiscal years ended December 31, 2009 and 2008 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2009 and 2008 and through November 10, 2010, there were no disagreements between MPM Holdings and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreements in its reports for such periods. During the fiscal years ended December 31, 2009 and 2008 and through November 10, 2010, there were no “reportable” events as defined in Item 304(a)(1)(v) of the SEC’s Regulation S-K.

On November 10, 2010, the Audit Committee of the Board of Directors of MPM Holdings acted to engage PricewaterhouseCoopers LLP (“PwC”) as its new independent registered public accounting firm to audit its consolidated financial statements for the fiscal year ending December 31, 2010, which engagement was effective November 11, 2010. During the fiscal years ended December 31, 2009 and 2008 and through November 11, 2010, the date of engagement of PwC, neither MPM Holdings nor any person on their behalf, consulted with PwC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on MPM Holdings’ consolidated financial statements, and no written report or oral advice was provided by PwC to MPM Holdings that PwC concluded was an important factor considered by MPM Holdings in reaching a decision as to an accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of either a disagreement with KPMG as defined in Item 304(a)(1)(iv) of the SEC’s Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of the SEC’s Regulation S-K.

BUSINESS

Overview

We are one of the world’s largest global manufacturers of specialty chemicals and materials with leadership in the production of thermosetting resins, or thermosets, silicones and silicone derivatives. Our specialty chemicals and materials comprise a broad range of compounds and formulations and are marketed in more than 100 countries to a diversified group of leading consumer and industrial customers. Our specialty chemical products and materials are a critical ingredient in virtually all paints, coatings, glues, and other adhesives, as well as many construction, transportation, healthcare, personal care, electronic, consumer and agricultural uses. Globally, our manufacturing footprint consists of 104 sites with a strong presence in both developed economies and higher-growth, emerging regions including Asia and Latin America.

Our breadth of related products provides our operations, technology and commercial service organizations with a competitive advantage throughout the value chain. In certain areas of our specialty portfolio we have chosen to backward integrate into base formulations, including for example in our leading specialty epoxy business where we are also the largest global manufacturer of base epoxy, which allows us to capture significant incremental value and support our unique strategic position. Our businesses also benefit from large production scale in certain products and proprietary manufacturing technologies, which allow us to maintain a low-cost position. In addition, our value-added, solutions-focused business model enables us to effectively participate in high-end specialty markets, while our scale has enabled us to capture value from higher volume applications. Through continued innovation supported by our best-in-class research and development capabilities and partnership with our corporate customers, we expect to witness the further migration of our portfolio towards more value-added, specialty applications over time.

We benefit from having leading market positions in most of the key markets we serve. We are a leading global producer of silicones and silicone derivatives, which are used in the manufacturing of a wide range of high-performing elastomers, engineered materials and fluids; epoxy-based polymer formulations; formaldehyde; forest product resins; Versatic acid and derivatives; phenolic specialty resins; oilfield proppant resins; and fused quartz and ceramic materials. Our specialty chemicals and materials are developed to meet the performance characteristics required for each specific end use product. For example, the broad molecular characteristics of silicones have continually led to new uses and applications, which have generally driven worldwide average industry growth in excess of gross domestic product. Global silicone demand is forecast to increase an average of 6.5% per annum through 2014 to $15.3 billion, according to The Freedonia Group, Inc., with particularly rapid growth expected in China and India as well as above-average gains also projected in Russia, South Korea and Brazil. U.S. silicone demand is also forecast to increase an average of 5.3% per annum through 2014 to $3.6 billion. Drivers of growth include end-market growth and increased market penetration, with silicones increasingly being used as a value-added substitute for traditional materials or as a functional additive, which yields new properties for our customers, who can determine silicone’s key attributes, such as durability, gloss, heat resistance, adhesion, or strength of the final product.

Our specialty chemicals and materials are used in thousands of applications including those in the adhesives, packaging, architectural and industrial paints and coatings, healthcare, personal care and a variety of high-technology industries, among others. We compete effectively at the cutting-edge of a wide variety of markets, including throughout the value chain in energy (in both wind energy and oil and gas applications), aerospace, electronics, automotive, construction products, durable and non-durable consumer products, forest products, civil engineering, personal care products, agrochemicals, lubricant additives, and consumer and construction sealants.

Collectively, we believe we have the broadest range of silicone and thermoset resin technologies in the world, with leading research, applications development and technical service capabilities that we believe position us as an industry-leading growth platform.

Our specialty chemicals and materials are sold under a variety of well-recognized brand names, including: VELVISIL and SILWET silicone fluids, NXT silanes and resin products, EPIKOTE epoxy resins, EPIKURE epoxy curatives, TUFEL elastomers, SILFORCE engineered materials, BAKELITE phenolic and epoxy resins, CARDURA high-end automotive coatings, ECOBIND resin technology, PROPTRAC Fracture Diagnostics Service, and ALBECOR-BIO powder coating resins.

We have a history of innovation and success in introducing new products to new markets. For example, at December 31, 2010, we had the right to utilize more than 1,000 active patents in the United States, 3,600 active patents in other countries of the world, 2,600 pending patent applications worldwide, and approximately 2,000 trademarks and various patent and trademark applications and technology licenses.

Our business is organized based on the products that we offer and the markets that we serve. At December 31, 2010, we had three business divisions: Silicones and Quartz; Epoxy Phenolic and Coating Resins; and Forest Products.

We had 104 production sites around the world at December 31, 2010. Through a worldwide network of strategically located production facilities, we serve more than 14,000 customers across six continents. We believe that our global scale provides us with significant advantages over many of our competitors. Where it is advantageous, we are able to internally produce strategic raw materials, providing us with a lower cost operating structure and security of supply. Where we are integrated downstream into product formulations, our technical know-how and market presence captures additional value. Our position in certain specialty chemical formulations, additives, complementary materials and services further enables us to leverage our core technologies and provide our customers a broad range of solutions. As a result of our focus on innovation and a high level of customized solutions, we have cultivated long-standing customer relationships. Our global customers include leading companies in their respective industries, such as 3M, BASF, Bayer, DuPont, GE, Goodyear, Honeywell, L’Oreal, Louisiana Pacific, Lowe’s, Motorola, Owens Corning, PPG Industries, Procter & Gamble, Sumimoto, The Home Depot, Unilever, Valspar, and Weyerhaeuser.

We had 2010 pro forma net sales of $7.4 billion and 2010 Pro Forma Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) of $1.2 billion. In 2010, 40%, 30% and 30% of our pro forma net sales originated in North America, Europe and Asia Pacific, Latin America and other high-growth emerging markets, respectively.

Momentive was created on October 1, 2010 through the combination of the holding companies that owned the MPM Group and the MSC Group, which we refer to in this prospectus as the Momentive Combination, establishing one of the largest specialty chemicals and materials growth platforms and integrating two advanced product portfolios. MSC, formerly known as Hexion Specialty Chemicals, Inc., was formed on May 31, 2005 through the combination of Borden Chemical, Inc. (including Bakelite Aktiengesellschaft), Resolution Performance Products, LLC and Resolution Specialty Materials Inc. MSC is a New Jersey corporation with a history dating back to 1899. MPM was created through the acquisition of the General Electric Company’s, or GE’s, Advanced Materials operating unit on December 3, 2006. MPM is a Delaware corporation with a history dating back to 1947. As a result of the Momentive Combination, we became the direct parent of MPM Holdings and MSC Holdings and the ultimate parent of MPM and MSC. We are controlled by Apollo. Prior to October 1, 2010, each of MPM and MSC also were controlled by Apollo.

The Momentive Combination was compelled by the potential for us to realize significant cost and revenue synergies and sound industrial logic including, among other strategic benefits: complementary geographic footprints; technology cross-fertilization opportunities; an expanded global customer base; global product line management; increased new product development; the ongoing creation of operational efficiencies through Six Sigma programs and various productivity initiatives; leveraging of purchasing power for key raw materials; and improving the efficiency of capital spending, among others. We believe that the Momentive Combination will provide many of the similar growth opportunities and manufacturing efficiencies for us that the formation of the predecessor companies provided to their respective organization, while allowing us to serve an expanded global customer base. We believe the benefits from the Momentive Combination will continue to strengthen our competitive position and enhance our financial performance.

Industry

We believe we are among the largest North American-based specialty chemicals and materials companies and one of the world’s largest global manufacturers of specialty chemicals and materials. With a varied product portfolio and broad customer base, we compete globally in numerous end use markets. Silicones and silicone derivatives and thermosetting resins are generally considered specialty chemical products and materials because they are sold primarily on the basis of performance, technical support, product innovation and customer service. Select end market examples include:

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Silicones and Quartz: We are one of the world’s largest producers of silicones and silicone derivatives, manufacturing a wide range of high-performing elastomers, engineered materials and fluids. Silicones are developed using separate finishing processes to generate a wide variety of different performance characteristics and are typically used in applications where traditional materials cannot perform under required conditions. Entirely new applications for silicones continue to emerge as a result of their versatility and broad range of properties. We have a broad range of specialty silicone technologies, with highly advanced research, applications development and technical service capabilities. We believe we are a global leader in the development and manufacturing of fused quartz and specialty ceramic materials. Fused quartz, a man-made glass manufactured principally from quartz sand, is used in processes requiring extreme temperature, high purity and other specific characteristics.

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Thermosets: We believe we are one of the world’s largest producers of thermosets. Thermosetting resins include materials such as phenolic resins, epoxy resins, polyester resins, acrylic resins, alkyd resins and urethane resins. Thermosetting resins are used for a wide variety of applications due to their superior adhesion and bonding properties, heat resistance, and protective and aesthetic characteristics, compared to other materials. We expect that certain segments of the thermosetting resins industry, such as specialty epoxy resins, Versatic acids and derivatives and oilfield resins, will grow at rates substantially faster than global GDP.

Competitive Strengths

We are one of the leading specialty chemical and material companies in the world based on the following competitive strengths:

Leading positions in diverse end markets. We benefit from holding a longstanding number one or two position in a diversity of consumer and industrial segments representing 80% of our $7.4 billion 2010 pro forma net sales. Markets we serve on a global basis include energy, automotive, electronics, construction and consumer products, among other markets each further stratified by our strategic regional manufacturing capabilities. We believe the diversification they provide has and will continue to support our ability to create significant value throughout the economic cycle and mitigate the financial impact of a downturn in a single market. Furthermore, we believe our strategic choice to backward integrate into selected base formulations gives us a competitive advantage over many of our smaller competitors and supports the long-term sustainability of our unique specialty product portfolio.

The following table illustrates our market position by volume in our key product areas, which collectively represented 80% of our pro forma net sales for the year ended December 31, 2010:

	Mkt. Position	Geography
Epoxy Resins	1	Global
Silicones (2)	2	Global
Phenolic Specialty Resins	1	Global
Formaldehyde (1)	1	Global
Forest Product Resins (1)	1	Global
Oilfield Resins (1)	2	Global
Quartz (3)	1	Global
Versatic Acids & Derivatives (1)	1	Global

(1)	Frost & Sullivan, 2007.

(2)	The Freedonia Group, Inc., 2010.

(3)	Techcet Group, LLC, 2009-2010.

Strong presence in high growth regions and end markets. Across our strategic manufacturing footprint serving over 100 countries, we have made tactical investments in high growth specialty formulations globally as well as in select geographies generally that are expected to generate outsized demand for our products over the next several years. For example, we have achieved 60% revenue growth in our oil field resins business since 2007, as a result of strategic capital allocation and our ongoing leadership in global shale development.

In addition to investing in various high growth technologies we have a strong presence in key emerging markets and generated 30% of our 2010 pro forma net sales from customers in countries including Brazil, China, Russia, India and other key developing economies. For example in 2008 and 2009, we invested approximately $55 million in a new forest products resins manufacturing complex to serve the growing engineered wood market in southern Brazil and approximately $85 million from 2007 to 2009 in a new manufacturing facility in Nantong, China to become one of the first silicone producers with a large presence in the growing Chinese specialty silicones end-market.

Going forward, we believe our leading share in these key markets and technologies will allow us to outperform our peers and continue our strong financial performance.

Significant operating leverage and momentum. Due to improving economic conditions, continued growth in key markets, and ongoing product penetration, our business has achieved substantial growth in revenues and pro forma Segment EBITDA. Our 2010 pro forma net sales and pro forma Segment EBITDA grew 27% and 77%, respectively, compared to 2009. Further, we support the long-term growth of our specialty chemicals and materials platform through focused productivity and cost-savings initiatives which are ingrained as part of our corporate culture. Since 2007, we have achieved approximately $400 million of cost savings and productivity, which we believe is a permanent benefit to our businesses. In part as a result of these initiatives, we achieved record annual Pro Forma Adjusted EBITDA in 2010 on volumes 9% below those achieved before the global recession began in 2007, driven by cost savings and productivity measures achieved. We believe these results demonstrate our proactive management approach towards reducing both our fixed and variable cost base and position us to realize significant financial benefit from additional volumes, such as the expected recovery in the U.S. housing market. Furthermore, as part of the Momentive Combination, we expect to achieve a total of approximately $100 million of cost synergies within 18 to 24 months, in addition to $24 million of other productivity programs currently underway.

Well-invested global asset base with low cost position. We support our leading global market presence with our strategically located, low cost manufacturing presence. Our low-cost position is the result of our 104 production and manufacturing facilities strategically located throughout the world and our integrated supply position in several critical intermediate materials. We consume large amounts of our internally produced formaldehyde, siloxane, BPA and ECH, and our polyester and alkyd resins businesses share an integrated production platform with each other. We also maintain our own manufacturing capacity sufficient to meet the substantial majority of our current requirements for siloxane, the key intermediate required to produce silicones, and source a portion of our requirement through long-term and/or other supply agreements. We believe our ability to internally produce key raw materials and intermediates provides us with a cost advantage over our competitors, allowing us to eliminate certain finishing steps, reduce logistical costs, ensure reliable long-term supply of critical raw materials and improve our production scheduling and capacity utilization rates. Furthermore, our large market position and scale in each of our key product markets provides us with significant purchasing and manufacturing efficiencies. For example, we are one of only two producers in the silicones market with global production capacity. We are also North America’s lowest cost producer of formaldehyde and formaldehyde-based resins. In addition, we believe we are the global leader in the production of epoxy resins, epoxy adhesives, epoxy powder coating systems and aerospace composites. To support these businesses, we operate two of the three largest epoxy resins manufacturing facilities in the world, including the world’s only continuous-flow manufacturing process facility. We believe, for instance, that the combination of siloxane supply, along with our ability to purchase siloxane from other suppliers when pricing is advantageous, reduces our overall cost structure and strengthens our overall competitiveness. We also benefit from having the contractual ability to pass-through material input price increases for many of our contracts.

Solutions-based selling proposition drives customer loyalty and sales growth. The majority of our customers require solutions that are tailored to their individual production needs and require a high degree of technical service and customized product formulations. We believe that the value-added nature of these services allow us to earn higher and more stable margins than general material producers who do not offer the same level of service. Our diverse portfolio of differentiated chemicals and materials allows us to leverage related technologies across geographies, customers and end-markets in order to provide a broad range of product and technical service solutions. For example, silicones tolerance to high temperature provides a considerable advantage relative to other, traditional materials in a variety of computer and electronics manufacturing applications. We also believe the combination of silicones and specialty epoxy resins presents a cross-selling opportunity as these products are used throughout the electronics value chain – from wafer processing through assembled electronic components. As a result of our focus on developing innovative products with a high level of technical service and our “total systems approach,” whereby we sell multiple components for a particular customer application, we have cultivated stable, long-standing customer relationships. The top ten customers of MSC have been using its products and services for an average of 16 years, while the top ten customers of MPM have been using its products and services for an average of 28 years.

Experienced and highly motivated management team with proven track record. We believe that we have a world-class management team led by Craig O. Morrison, our chairman and chief executive officer, and William H. Carter, our chief financial officer. Our management team has demonstrated expertise in growing our businesses organically, integrating acquisitions and executing on significant cost cutting programs and is highly motivated, as they own or have options and restricted shares that combined represent approximately 7% of our shares outstanding.

Strategy

We are focused on shareholder value creation, cash flow generation and driving the long-term growth of our global specialty chemicals and materials platform. We believe we can achieve these goals through the following integrated strategies:

Develop and market new products. We continue to expand our product offerings through research and development initiatives and research partnership formations with third parties. Through these innovation initiatives, we continue to innovate and create new generations of products and services that will drive revenue and earnings growth. In pro forma 2010, we invested $131 million in research and development.

Expand our global reach in faster growing regions. We intend to continue to grow internationally by expanding our product sales to our customers around the world. Specifically, we are focused on growing our business in markets in the high growth regions of Asia-Pacific, Eastern Europe, Latin America, India and the Middle East, where the usage of our products is increasing. Furthermore, by consolidating sales and distribution infrastructures via the Momentive Combination, we expect to accelerate the penetration of our high-end, value-added products into new markets, thus further leveraging our research and applications efforts and existing global footprint.

Increase shift to high-margin specialty products. We continue to proactively manage our product portfolio with a focus on specialty, high-margin applications and the reduction of our exposure to lower-margin products. As a result of this capital allocation strategy and strong end market growth underlying these specialty segments including wind energy and oilfield applications, they will continue to be a larger part of our broader portfolio. Consequently, we have witnessed a strong organic improvement in our profitability profile as a whole over the last several years which we believe will continue.

Continue portfolio optimization and pursue targeted add-on acquisitions and joint ventures. The specialty chemicals and materials market is comprised of numerous small and mid-sized specialty companies focused on niche markets, as well as smaller divisions of large chemical conglomerates. As one of the world’s largest manufacturers of specialty chemicals and materials with leadership in the production of thermosets, silicones and silicone derivatives, we have a significant advantage in pursuing add-on acquisitions and joint ventures in areas that allow us to build upon our core strengths, expand our product, technology and geographic portfolio, and better serve our customers. We believe we can consummate a number of these acquisitions at relatively attractive valuations due to the scalability of our existing global operations and deal-related synergies. In addition, we have and will continue to monitor the strategic landscape for opportunistic divestments consistent with our broader specialty strategy. For example, we recently completed the sale of our global Inks and Adhesive Resins, or IAR business, which increased our profitability margins as a whole and will allow us to focus our financial resources towards growing specialty applications within our portfolio.

Capitalize on the Momentive Combination to grow revenues and realize operational efficiencies. We believe the Momentive Combination will present opportunities to increase our revenues by leveraging each of MPM’s and MSC’s respective global footprints and technology platforms. For instance, we anticipate being able to further penetrate MPM products into Latin America, where MSC has historically maintained a larger manufacturing and selling presence. Likewise, in Asia, where MPM generated 39% of its 2010 net sales, we anticipate being able to accelerate the penetration of MSC products, where the region accounted for 16% of MSC’s 2010 net sales. Further, we anticipate the Momentive Combination will provide opportunities to streamline our business and reduce our cost structure. We are currently targeting $100 million in annual cost savings related to the Momentive Combination. We anticipate these savings to come from logistics optimization, reduction in corporate expenses, and reductions in the costs for raw materials and other inputs. Through December 31, 2010 we implemented $13 million of these savings on a run-rate basis, and anticipate fully realizing the remaining anticipated savings over the next 18 to 24 months. We believe our management team has a strong track record in realizing cost savings as a result of business combinations. When MSC was formed in 2005 through the merger of four businesses totaling $4 billion of revenues, we initially announced a target of $75 million of merger-related synergies and ultimately achieved $175 million of merger-related cost reductions.

Generate free cash flow and deleverage. We expect to generate strong free cash flow due to our size, advantaged cost structure, and reasonable ongoing capital expenditure requirements. Furthermore, we have demonstrated expertise in managing our working capital, which has been further augmented as a result of our increased scale from the Momentive Combination. Our strategy of generating significant free cash flow and deleveraging is complimented by our long-dated capital structure with no near-term maturities and strong liquidity position. This financial flexibility allows us to prudently balance deleveraging with our focus on growth and innovation.

Segments, Products and Market Applications

As of December 31, 2010, we had three primary business divisions and reportable segments: Silicones and Quartz; Epoxy and Phenolic Resins; and Forest Products Resins. Effective January 1, 2011, the specialty chemicals and materials provided by Momentive are organized into three global business divisions: Silicones and Quartz; Epoxy, Phenolic and Coating Resins; and Forest Products. This internal operating structure became effective January 1, 2011. The table below illustrates our pro forma 2010 divisional net sales by major products, major industries served, core end-use markets and key characteristics.

	Silicones and Quartz	Epoxy, Phenolic and Coating Resins	Forest Products Resins
Pro Forma Net Sales	$2.6 billion	$3.2 billion	$1.6 billion
Major Products	• Silicones and silicone derivatives • Silanes and resins • Fused quartz and ceramic materials	• Epoxy resins and intermediates • Phenolic specialty resins • Versatic acids and derivatives • Phenolic encapsulated substrates • Polyester resins • Alkyd resins • Acrylic resins	• Formaldehyde based resins and formaldehyde
Major Industries Served	• Transportation and industrial • Electronic products • Consumer durable and non-durable products • Consumer and construction sealants

•  Wind energy

•  Energy: Oil and gas field drilling and development

•  Transportation and industrial

•  Construction

•  Electrical equipment and appliances

•  Electronic products

•  Marine and recreational (boats, RVs)

•  Chemical manufacturing

•  Home building and maintenance

•  Consumer durable and non-durable products

•  General manufacturing

• Home building and maintenance • Home repair and remodeling • Furniture • Agriculture
Core End-Use Markets	• Home care, personal care and cosmetics • Engineered materials • Oil and gas applications • Automotive • Semiconductor • Manufacturing and packaging • Fiber optics • Construction

•  Oil and gas field proppants

•  Wind energy

•  Auto coatings and friction materials

•  Marine and industrial coatings

•  Electronics

•  Commercial and residential construction

•  Engineered materials

•  Decorative paints

• Commercial and residential construction • Plywood, particleboard, OSB, MDF • Furniture • Agrochemicals
Key Characteristics	• Strength and adhesion • Durability • Resistance (heat, water, electricity) • High purity	• Strength and adhesion • Durability • Resistance (water, UV, corrosion, temperature, electricity)	• Strength and adhesion • Durability • Moisture resistance

Silicones and Quartz

We are a leading global supplier of silicones and quartz used in a variety of industrial and consumer applications. These products are used in numerous end-markets including: oil and gas, electronics, protective coatings, engineered materials, automotive, consumer and construction sealants, textiles, agriculture, personal care, healthcare and residential, commercial and industrial construction. Sales of silicones and quartz products contributed $2.6 billion to our 2010 total pro forma net sales. Our key products include:

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Silicones: We are one of the world’s largest producers of silicones and silicone derivatives, manufacturing a wide range of high-performing elastomers, engineered materials and fluids. Silicones are used in product formulations due to two distinguishing factors: (1) their high degree of inertness (i.e., resistance to heat, electricity, and chemical reactions); and (2) their ability during manufacturing to greatly modify their viscosity, enabling production of end-products with a significant variation in levels of lubricity or adhesion. Silicones are developed using separate finishing processes to generate a wide variety of different performance characteristics and are typically used in applications where traditional materials cannot perform under required conditions. Entirely new applications for silicones continue to emerge as a result of their versatility and broad range of properties. We have a broad range of specialty silicone technologies, with highly advanced research, applications development and technical service capabilities. Product families within our silicones business includes fluids (used in textiles, personal care, home care, agriculture and oil and gas applications), silanes and resins (used in tires, additives for coatings, masonry water repellants and protective coatings for plastics and rubber), elastomers (used in healthcare and automotive applications), intermediates, engineered materials (used in adhesives and sealants), urethane additives (used in polyurethane foam additives) and consumer and construction sealants.

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Fluids. Fluids products are polydimethylsiloxane polymers, co-polymers, elastomers and gel networks, high-performance antifoams and emulsions. Silicone fluids exhibit low surface tension, excellent gloss, excellent sensory, softening and conditioning properties, good thermal stability and excellent viscosity over a wide temperature range, which permits usage in a number of applications. Fluids provide performance-enhancing solutions for manufacturers and formulations of personal care products, oil and gas refining production, textiles and leather products, and consumer care products.

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Silanes and Resins. Silane and resin products are primarily used as components in a variety of specialty applications where improved performance is desired. Resins are used as binders in the production of formulated products such as adhesives, laminates, paints and coatings, and sealants and caulks. Their use is generally focused on situations where required performance characteristics, such as paintability, high-temperature or harsh environmental resistance, are beyond the scope of traditional materials. Our Tospearl branded resins are also used as light diffusion aids in LCD/LED screens, lighting and a slip agent in plastic packaging materials and paints and coatings. Silanes are used as high-performance coupling agents, adhesion promoters or as reactive intermediates.

•	Intermediates. Intermediate products are a broad set of Siloxane, Silane, and by-product materials produced in chemical operation and primarily used as inputs for other product portfolios.

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Elastomers: Silicone elastomers are blends of silicone polymers and various fillers and include solid and liquid elastomers. Favorable performance characteristics include a broad temperature range, excellent resistance to weathering, low toxicity, good electrical insulation properties and acoustical damping qualities. Silicone elastomers are used in the production of a variety of products, including gaskets, seals, hoses and tubing, as well as numerous consumer items.

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Engineered Materials. Engineered Materials consists of two product groups, Specialty Coating and Room Temperature Vulcanization, or RTV, products. Specialty coatings products are fully formulated solutions designed to enhance performance and drive productivity in various applications. Performance attributes include high-temperature resistance, abrasion resistance, pressure sensitive adhesion or release and weatherability. Coatings products are sold into a diverse range of end-markets, including construction, tape and label, adhesives, electronics and automotive. RTV products consist of highly engineered gels, greases, adhesives, encapsulants and sealants. Different types of chemistries are employed based on the application to cure the material at room temperature, with heat or by UV light. Custom fillers and additives are used to enhance performance in areas such as electrical and thermal conductivity, cure speed, adhesion to plastics and metals, optical clarity and resistance to heat.

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Urethane Additives. Urethane additives’ product portfolio includes silicone surfactants used essentially for stabilizing polyurethane foam and a diverse line of tertiary amines to provide blow, gel and balanced catalysis in polyurethane foam reaction. Polyurethane applications include furniture, bedding, auto interior, appliances, construction, carpet backing, footwear and PU leather.

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Consumer and Construction Sealants. Consumer sealants are used by homeowners, builders and contractors for a variety of projects throughout the home, including increasing energy efficiency, reducing damaging effects of moisture and protecting the home from pollen, pollution and pests. Construction sealants are used in structural glazing, weather-sealing, and insulated glass applications in new and remedial large-scale commercial building projects. We have an exclusive royalty-free right to use the GE brand for these products through December 3, 2013, with a five-year renewal option that would require payment of royalties. Our consumer and construction sealant products are also sold under various private labels for a number of hardware and paint retailers.

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Quartz: We are a global leader in the development and manufacture of fused quartz and ceramic materials. Fused quartz, a man-made glass manufactured principally from quartz sand, is used in processes requiring extreme temperature, high purity and other specific characteristics. Fused quartz and ceramic materials are used in a wide range of industries, including semiconductor, lamp tubing, manufacturing, packaging, cosmetics and fiber optics. For example, LED (light-emitting diode) lighting will provide opportunities as consumers choose energy-efficient lighting options. We are a leading global producer of quartz tubing, ingots and crucibles and high-performance, non-oxide ceramic powders, coatings and solids. Quartz products are often used as a superior substitute for glass due to its high level of purity and stress resistance. A significant driver of Quartz volumes derives from microchip makers adding to or adjusting their manufacturing lines for newly developed products. Historically, the manufacture of quartz products for use in the production of semiconductors has generated a significant percentage of our annual quartz sales.

Epoxy, Phenolic and Coating Resins

We are a leading global supplier of epoxy, phenolic and coating resins used in a variety of industrial and consumer applications to increase strength, adhesion and resistance. These products are used in numerous end-markets including: oil and gas, wind energy, electronics, protective coatings, engineered materials, automotive, decorative paints, and specialty coatings and residential, commercial and industrial construction. Sales of epoxy, phenolic and coating resin products contributed $3.2 billion to our 2010 total pro forma net sales. Our key products include:

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Epoxy Resins and Intermediates. We are the world’s largest supplier of epoxy resins. Epoxy resins are the fundamental component of many types of materials and are often used in the automotive, aerospace and electronics industries due to their unparalleled strength and durability. We focus on formulations and systems that are used to address customer-specific needs in a wide variety of industrial and consumer applications. Our products are used either as replacements for traditional materials, such as metal, wood, clay, glass, stone, ceramics and natural fibers, or in applications where traditional materials do not meet demanding engineering specifications. For example, structural adhesives are used to replace metal rivets and advanced composites are used to replace traditional aluminum panels in the manufacture of aerospace components. We also provide a variety of complementary products such as epoxy modifiers, curing agents, reactive diluents and specialty liquids. In addition, we are a major producer of BPA and ECH, key precursors in the manufacture of epoxy resins. We internally consume the majority of our BPA, and virtually all of our ECH, the key base chemicals in the downstream manufacturing of base epoxy resins and epoxy specialty resins, giving us a significant competitive advantage versus our non-integrated competitors.

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Composite Resins. We are a leading producer of resins that are used in composites in both the United States and in Europe. Composites are a fast-growing class of materials that are used in a wide variety of applications ranging from airframes and windmill blades to golf clubs. We supply composite epoxy resins to fabricators in the aerospace, sporting goods and pipe markets. Our leadership position in epoxy resins, along with our technology and service expertise, enables us to selectively forward integrate into custom formulations for specialty composites, such as turbine blades that are used in the wind energy market. In addition to epoxy, we manufacture composite resins from unsaturated polyester resins, or UPR, which are generally combined with fiberglass to produce cost-effective finished structural parts for applications ranging from boat hulls and recreational vehicles to bathroom fixtures.

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Phenolic Specialty Resins. We are a leading producer of phenolic specialty resins, which are used in applications that require extreme heat resistance and strength, such as after-market automotive and OEM truck brake pads, filtration, aircraft components and electrical laminates. These products are sold under globally recognized brand names such as Bakelite, Durite and Cellobond. Our phenolic specialty resins are also known for their binding qualities and used widely in the production of mineral wool and glass wool used for commercial and domestic insulation applications.

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Phenolic Encapsulated Substrates. We are a leading producer of phenolic encapsulated sand and ceramic substrates that are used in oilfield services applications. Our highly specialized compounds are designed to perform well under extreme conditions, such as intense heat, high-stress and corrosive environments, that characterize the oil and gas drilling and foundry industries. In the oilfield services industry, our resin encapsulated proppants are used to enhance oil and gas recovery rates and extend well life. The growing trend of horizontal drilling in natural gas wells has greatly increased demand for our oilfield proppants due to their ability to perform in high-pressure and high-temperature applications.

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Molding Compounds. We are the leading producer of molding compounds in Europe. We formulate and produce a wide range of phenolic, polyester and epoxy molding compounds that are used to manufacture components requiring heat stability, electrical insulation, fire resistance and durability. Applications range from automotive underhood components to appliance knobs and cookware handles.

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Epoxy Coating Resins. In addition to adhesive uses, epoxy resins are used for a variety of high-end coating applications that require the superior strength and durability of epoxy, such as protective coatings for industrial and domestic flooring, pipe, marine and construction applications, and appliance and automotive coatings. Epoxy-based surface coatings are among the most widely used industrial coatings, due to their structural stability and broad application functionality combined with overall economic efficiency. We focus our efforts in coating systems applications in utilizing our applications expertise and broad product range to provide formulated polymer systems to our customers. We believe our range of curing agents, together with our basic and advanced epoxy resin compounds, distinguish us in the various end markets for coating systems. We also develop, manufacture and market epoxy coatings used in the production of printed circuit boards. In addition, we also leverage our resin and additives position to supply custom resins to specialty coatings formulators.

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Polyester Resins. We are a leading supplier of polyester coating resins in North America and are also a major producer of powder coatings in Europe. We provide liquid and powder custom polyester resins to customers for use in industrial coatings that require specific properties, such as gloss and color retention, resistance to corrosion and flexibility. Polyester coatings are typically used in transportation, automotive, machinery, appliances and metal office furniture.

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Alkyd Resins. We hold a leading position in alkyd resins in North America. We provide alkyd resins to customers who manufacture professional grade paints and coatings. Alkyd resins are formulated and engineered according to customer specifications, and can be modified with other raw materials to improve performance. Applications include industrial coatings (protective coatings used on machinery, metal coil, equipment, tools and furniture), special purpose coatings (highway-striping paints, automotive refinish coatings and industrial maintenance coatings) and decorative paints (house paint and deck stains). Our alkyd resins business shares an integrated production platform with our polyester resins business, which enables flexible sourcing, plant production balancing and improved economies of scale.

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Acrylic Resins. We are a supplier of solvent and water-based acrylic resins in North America and Europe. Acrylic resins are used in interior trim paints and exterior applications where weathering protection, color and gloss retention are critical. In addition, we produce a wide range of specialty acrylic resins for marine and maintenance paints, and automotive topcoats. We are also a low-cost producer of acrylic monomer, the key raw material in our acrylic resins. This ability to internally produce key raw materials gives us a cost advantage over our competitors and ensures us adequate supply.

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Versatic Acids and Derivatives. We are the world’s largest producer of Versatic acids and derivatives. Versatic acids and derivatives are specialty monomers that provide significant performance advantages for finished coatings, including superior adhesion, flexibility and ease of application. Our products include basic Versatic acids and derivatives sold under the Versatic, VEOVA and CARDURA names. Applications for Versatic acids and derivatives include decorative, automotive and protective coatings as well as other uses, such as pharmaceuticals and personal care products. We manufacture Versatic acids and derivatives using our integrated manufacturing sites and our internally produced ECH.

Forest Products Resins

We are a leading global supplier of formaldehyde-based resins used in a variety of industrial and consumer applications. These products are used in numerous end-markets including: residential, commercial and industrial construction, furniture, and agriculture. The demand for forest products resins is driven by general economic growth and environmental sustainability and we benefit from a manufacturing footprint that is strategically located in close proximity to our customers. Demand for our formaldehyde-based resins is also primarily driven by the residential housing market globally and particularly in North America. Sales of formaldehyde-based resins and intermediate products contributed $1.6 billion to our 2010 total pro forma net sales. Our key products include:

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Formaldehyde. We are the world’s largest producer of formaldehyde, a key raw material used to manufacture thousands of products, and we internally consume the majority of our formaldehyde production. We believe this strategic back-end integration gives us a significant competitive advantage versus our non-integrated competitors and allows us to capture significant incremental economic value.

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Formaldehyde Based Resins and Intermediates. We are the leading producer of formaldehyde-based resins used in a wide range of applications for the North American forest products industry and also hold significant positions in Europe, Latin America, Australia and New Zealand. We have recently expanded our formaldehyde and forest products resins businesses in select regions where we believe there are prospects for growth. For example, we recently completed the construction of a new manufacturing facility in Montenegro, Brazil, which began operations in the first quarter of 2010, and will serve the southern Brazil formaldehyde and forest products markets. In addition, we believe a forest products joint venture in Russia will allow us to capitalize on growth opportunities in both Russia and Eastern Europe.

Marketing and Distribution

We market an extensive product line to meet a wide variety of customer needs. We focus on customers who are, or have the potential to be, leaders in their industries and have a strong track record of growth. In addition, we focus on customers who value our “total systems approach,” which are product offerings based on high-quality, reliable products backed by local sales support and technical expertise offered at competitive market rates. An important component of our strategy is to leverage our broad product capabilities to provide tailored specialty chemicals and material solutions based on our proprietary technologies to a global customer base. As a result of this strategy, we believe we are viewed as a supplier-of-choice by many of our key customers.

Products are sold to our large global customers through our direct sales force, while third-party distributors cost effectively serve many of our smaller customers. Our customer service and support network is organized into key regional customer service centers. We have commercial teams, comprised of technical service support, sales personnel and supply chain resources, which focus on our global business relationship with our major customers. Furthermore, where operational and regulatory factors vary meaningfully from country to country, we organize our commercial teams locally.

Competition

We compete with a variety of companies, including large and small global chemical and materials companies in each of our product lines. Principal competition factors in our industry include technical service capabilities, breadth of product portfolio, product innovation, and price. Some of our competitors are larger, have great financial resources and have less debt than we do and may, as a result, be better able to withstand changes in conditions throughout our industry relating to pricing or otherwise, as well as the economy as a whole. We are able to compete with smaller niche specialty chemical and materials companies due to our significant investment in research and development and our customer service model, which provides for on-site value added technical service for our customers. In addition, our size and scale provides significant operational and cost efficiencies. We believe that no single company competes with us across all of our existing product lines. Following are our principal competitors by market application.

Silicones & Quartz
Major Products	Principal Competitors
Silicones & Quartz	Dow Corning Silicones Wacker Chemie AG Shin-Etsu Chemical Co., Ltd. BlueStar Silicones, Heraeus

Epoxy, Phenolic and Coating Resins
Major Products	Principal Competitors
Epoxy resins and intermediates	Dow Chemical, Nan Ya, Huntsman, Spolchemie, Leuna and Aditya Birla (Thai Epoxy)

Phenolic specialty resins	Dynea International, Arclin, Georgia-Pacific (a subsidiary of Koch Industries), Sumitomo (Durez), SI Group, Ashland, Huttenes-Albertus and Plenco

Composite resins	Ashland, AOC, Reichhold, Interplastic and CCP

Phenolic encapsulated substrates	Ashland, Carbo Ceramics, Santrol (owned by Fairmont Minerals) and Atlas Resins

Molding compounds	Sumitomo, Raschig and BAQ

Epoxy coating resins	Dow Chemical, Huntsman, Nan Ya, Air Products, and Cytec

Epoxy, Phenolic and Coating Resins
Major Products	Principal Competitors

Polyester resins	DSM, Cytec, Cray Valley/CCP, Reichhold, Nuplex and EPS (owned by Valspar)

Alkyd resins	Reichhold, CCP/Atofina/Cray Valley, DSM, Nuplex and EPS (owned by Valspar)

Acrylic resins	BASF, DSN, Dow Chemical, UES and Polymer Latex

Versatic Acids and Derivatives	Tianjin Shield and Hebei Huaxu

Formaldehyde-based Resins and Intermediates
Major Products	Principal Competitors
Formaldehyde based resins and intermediates	Dynea International, DB Western, Celanese Arclin, Georgia-Pacific (a subsidiary of Koch Industries), GPC, Woodchem, Arauco and Tembec

Raw Materials

Raw material costs made up 70% of our product costs in 2010. In pro forma 2010, we purchased $4.25 billion of raw materials. The four largest raw materials utilized in our production processes are phenol, methanol, urea, and silicone metal, which represented 35% of our pro forma 2010 total raw material expenditures.

The majority of raw materials used in the manufacturing of our products are available from more than one source and are readily available in the open market. Silicon metal, the key raw material for our silicones business, however, is currently available through a limited number of suppliers in certain geographic areas, such as North America. Silicon metal producers also face a number of regulations that affect the supply or price of silicon metal in some or all of the jurisdictions in which we operate. In addition, the market for naturally occurring quartz sand, the key raw material for our fused quartz products, is dominated by the Unimin Corporation, which owns the Harris and Hawkins District mine in North Carolina. This is substantially the only mine in the world currently identified as having the high quality quartz sand required for semiconductor quartz fabrication and is believed to maintain approximately 20 years of proven reserves. Our current agreement with Unimin extends through December 31, 2011. We anticipate ultimately negotiating a long-term contract with Unimin. Because Unimin controls approximately 90% of this market, they exercise significant control over quartz sand prices, which have been steadily increasing. We periodically evaluate other quartz sand sources around the world.

We use long-term purchase agreements for certain primary and other raw materials to ensure availability of adequate supplies. These agreements generally have periodic price adjustment mechanisms and do not have minimum annual purchase requirements. Those smaller quantity materials that are sourced through single suppliers generally have long-term supply contracts to help ensure supply reliability. Prices for several of our main feedstocks are generally driven by underlying petrochemical benchmark prices and energy costs. These raw materials are subject to price fluctuations. Although we seek to offset increases in raw material prices with increases in our product prices, we may not always be able to do so, and there may be periods when such product price increases lag behind raw material price increases.

In addition, we are “backward integrated” in some strategic portions of our supply chain, including BPA, ECH and siloxane. We are a major producer of BPA and ECH, key precursors in the manufacture of epoxy resins. We internally consume the majority of our BPA, and virtually all of our ECH, the key base chemicals in the downstream manufacturing of basic epoxy resins and epoxy specialty resins, which we believe gives us a significant competitive advantage versus our non-integrated competitors. Siloxane is a key intermediate required to produce the silicones polymer. We produce siloxane for our internal use in Waterford, New York; Leverkusen, Germany and Ohta, Japan. We also have a joint venture siloxane manufacturing plant in Jiande, China and have rights to 49% of the siloxane produced at that facility. Our internal manufacturing capacity and joint venture supply are sufficient to meet the substantial majority of our current siloxane requirements. We also purchase a portion of our requirements under an existing off-take agreement with Asia Silicones Monomer Limited, or ASM, an affiliate of GE, at a cost-plus pricing formula. In addition, from time to time, we enter into supply agreements with third parties to take advantage of favorable pricing and minimize our cost.

Customers

Our largest customer accounted for less than 2% of our 2010 pro forma net sales and our top ten customers accounted for 11% of our 2010 pro forma net sales. Neither our business nor any of our reporting segments depend on any single customer or a particular group of customers, the loss of which would have a material adverse effect on such a reporting group. Our primary customers consist of leading consumer and industrial companies and the demand for our products is generally not significantly seasonal. Silicones and quartz sales, however, are slightly higher during the second and fourth quarters due to increased industrial activity.

Our global customers include leading companies in their respective industries, such as 3M, BASF, Bayer, DuPont, GE, Goodyear, Halliburton, The Home Depot, Honeywell, Huntsman, L’Oreal, Louisiana Pacific, Lowe’s, Owens Corning, Motorola, PPG Industries, Proctor & Gamble, Sumitomo, Saint Gobain, Valspar, Unilever and Weyerhaeuser.

Patents and Trademarks

At December 31, 2010, we had the right to utilize more than 4,600 patents globally and had approximately 2,000 trademarks and various patent and trademark applications and technology licenses around the world. While the remaining durations of our patents range from less than one year to almost twenty years, the portion of the portfolio dealing with our new products comprises patents with durations of up to nineteen years. We renew our trademarks on a regular basis.

We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. Confidentiality agreements into which we enter and have entered may be breached, may not provide meaningful protection for trade secrets or proprietary know-how, and adequate remedies may be unavailable in the event of an unauthorized use or disclosure of such trade secrets and know-how. In addition, others may obtain knowledge of these trade secrets through independent development or other access by legal means.

In addition to our patents and patent applications and proprietary trade secrets and know-how, we are a party to certain licensing arrangements and other agreements authorizing use of trade secrets, know-how and related technology and/or operate within the scope of certain patents owned by other entities. We also have licensed or sub-licensed intellectual property rights to third parties.

No individual patent or trademark is considered to be material. However, the overall portfolios of patents and trademarks are valuable assets for us. Moreover, we do not believe that the termination of intellectual property rights expected to occur over the next several years, either individually or in the aggregate, will materially adversely affect our business, financial condition or results of operations.

Environmental Regulations

Our policy is to operate our plants in a manner that protects the environment and the health and safety of our employees, customers and communities. Health, safety and environmental considerations are a priority in our planning for all existing and new products and processes. We have implemented company-wide environmental, health and safety policies and practices managed by our Environmental, Health and Safety, or EH&S department and overseen by the EH&S Committee of the Momentive’s Board of Directors. Our EH&S department has the responsibility to ensure that our operations worldwide maintain environmental compliance in accordance with applicable laws and regulations and place health and safety as a priority. This responsibility is executed via training, widespread communication of EH&S policies, formulation of relevant policies and standards, EH&S audits and incident response planning and implementation. Our EH&S policies and practices include management systems and procedures relating to environmental emissions, waste generation, process safety management, handling, storage and disposal of hazardous substances, worker health and safety requirements, emergency planning and response and product stewardship.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive environmental regulation at the federal, state and international level. Our production facilities require operating permits that are subject to renewal or modification. Violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs. In addition, statutes such as the federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and comparable state and foreign laws impose strict, joint and several liability for investigating and remediating the consequences of spills and other releases of hazardous materials, substances and wastes at current and former facilities and at third-party disposal sites. Other laws permit individuals to seek recovery of damages for alleged personal injury or property damage due to exposure to hazardous substances and conditions at or from our facilities or to hazardous substances otherwise owned, sold or controlled by us. Therefore, notwithstanding our commitment to environmental management, environmental health and safety, we may incur liabilities in the future, and these liabilities may result in a material adverse effect on our business, financial condition, results of operations or cash flows.

Although our environmental policies and practices are designed to ensure compliance with international, federal and state laws and environmental regulations, future developments and increasingly stringent regulation could require us to make additional unforeseen environmental expenditures. In addition, our former operations, including ink, wall coverings, film, phosphate mining and processing, thermoplastics, food and dairy operations, and divested silicone manufacturing facilities, may give rise to claims relating to our period of ownership.

We expect to incur future costs for capital improvements and general compliance under environmental laws, including costs to acquire, maintain and repair pollution control equipment. In 2010, we incurred capital expenditures of $42 million on an aggregate basis to comply with environmental laws and regulations and to make other environmental improvements. We estimate that our capital expenditures in 2011 for environmental controls at our facilities will be approximately $50 million. This estimate is based on current regulations and other requirements, but it is possible that a material amount of capital expenditures, in addition to those we currently anticipate, could be necessary if these regulations or other requirements change.

Industry Regulatory Matters

Domestic and international laws regulate the production and marketing of chemical substances. Although almost every country has its own legal procedure for registration and import, laws and regulations in the European Union, the United States, and China are the most significant to our business. These laws typically prohibit the import or manufacture of chemical substances unless the substances are registered or are on the country’s chemical inventory list, such as the European inventory of existing commercial chemical substances and the U.S. Toxic Substances Control Act inventory. Chemicals that are on one or more of these lists can usually be registered and imported without requiring additional testing in countries that do not have such lists, although additional administrative hurdles may exist. Under such laws, countries may also require toxicity testing to be conducted on chemicals in order to register them or may place restrictions on the import, manufacture and/or use of a chemical.

The European Union enacted a regulatory system in 2006 known as Registration, Evaluation and Authorization of Chemicals, or REACH, which generally requires manufacturers and importers of chemicals to register these chemicals and evaluate their potential impact on human health and the environment. Under REACH, significant market restrictions could be imposed on the current and future uses of chemical products that we use as raw materials or that we sell as finished products in the European Union.

In the European Union and other jurisdictions committed to compliance with the Kyoto Protocol to the United Nations Framework Convention on Climate Change, there is an increasing likelihood that our manufacturing sites will be affected in some way over the next few years by taxation of greenhouse gas, or GHG emissions. In addition, although the U.S. is not a signatory to the Kyoto Protocol, several states, including California and New York, are implementing their own GHG regulatory programs, and a federal program in the U.S. is a possibility for the future. While only a very small number of our sites are currently affected by existing GHG regulations, and none have experienced or anticipate significant cost increases as a result, it is likely that GHG emission restrictions will increase over time. Potential consequences of such restrictions include increases in energy costs above the level of general inflation, as well as direct compliance costs. Currently, however, it is not possible to estimate the likely financial impact of potential future regulation on any of our sites.

Research and Development

Our research and development activities are geared to developing and enhancing products, processes, applications and technologies so that we can maintain our position as the world’s largest producer of thermosetting resins. We focus on:

•	developing new or improved applications based on our existing product lines and identified customer needs;

•	developing new products and applications for customers in silicones and resins to improve their competitive advantage and profitability;

•	providing premier technical service for customers of specialty products;

•	providing technical support for manufacturing locations and assisting in optimizing our manufacturing processes;

•	ensuring that our products are manufactured consistent with our global environmental, health and safety policies and objectives;

•	developing lower cost manufacturing processes globally; and

•	expanding our production capacity.

In pro forma 2010, we incurred $131 million in research and development expenses on an aggregate basis, which represented 2% of our pro forma net sales during that period. In pro forma 2009 and 2008, we incurred $120 million and $144 million in research and development expenses on an aggregate basis, respectively. We take a customer-driven approach to discover new applications and processes and provide excellent customer service through our technical staff. Through regular direct contact with our key customers, our research and development associates can become aware of evolving customer needs in advance and can anticipate their requirements to more effectively plan customer programs. We also focus on continuous improvement of plant yields and production capacity and reduction of fixed costs. These continuous integrated streams are characterized by exceptional product consistency, low cost economics and high quality products that are valued by our customers for their demanding applications.

Our research and development facilities include a broad range of synthesis, testing and formulating equipment, and small-scale versions of customer manufacturing processes for applications development and demonstration.

Legal Proceedings

Various claims, lawsuits and administrative proceedings are pending or threatened against us and/or our subsidiaries, arising from the ordinary course of business with respect to commercial, product liability, employee, environmental and toxic exposure matters. Historically, we have not faced any litigation matters or series of litigation matters that have had a material adverse impact on our business. In addition, we do not believe that there is any pending or threatened litigation, either individually or in the aggregate, that is likely to have a material adverse effect on our business. We have a number of lawsuits pending against us alleging personal injury due to exposure to hazardous materials, many of which are multi-defendant lawsuits on behalf of large groups of plaintiffs. For litigation against MPM, we have been indemnified by GE for any liability arising from any such lawsuits existing prior to the consummation of the GE Advanced Materials Acquisition. We cannot predict with certainty the outcome of any litigation or the potential for future litigation, and any such matters, if they occur, could materially adversely affect our business and operations.

Manufacturing and Facilities

Our major manufacturing facilities are primarily located in North America, Europe and the Asia Pacific region. As of December 31, 2010, we operated 44 domestic production and manufacturing facilities and 60 foreign production and manufacturing facilities primarily in Australia, Belgium, Brazil, Canada, the Czech Republic, China, Finland, France, Germany, India, Italy, Japan, South Korea, Malaysia, Mexico, Netherlands, New Zealand, Spain, Switzerland, Thailand and the United Kingdom.

The majority of our facilities are used for the production of thermosetting resins, silicones and quartz, the nature of which varies by site. These facilities typically use batch technology, and range in size from small sites, with a limited number of reactors, to larger sites, with dozens of reactors. One exception to this is our plant in Deer Park, Texas, the only continuous-process epoxy resins plant in the world, which provides us with a cost advantage over conventional technology.

In addition, we have the ability to internally produce key intermediate materials such as formaldehyde, BPA, ECH, and siloxane. This backward integration provides us with a cost advantage relative to our competitors and facilitates our adequacy of supply. These facilities are usually co-located with the facilities they serve. As these intermediate materials facilities are often much larger than a typical resins or silicones plant, we can capture the benefits of manufacturing efficiency and scale by selling material to third parties that we do not use internally.

We believe our production and manufacturing facilities are well maintained and effectively utilized and are adequate to operate our business. Following are our more significant production and manufacturing facilities and executive offices:

Significant Locations

Location	Nature of Ownership	Reporting Segment
Argo, IL*	Owned	Epoxy and Phenolic Resins
Barry, UK*	Owned	Epoxy and Phenolic Resins
Brady, TX	Owned	Epoxy and Phenolic Resins
Deer Park, TX*	Owned	Epoxy and Phenolic Resins
Duisburg-Meiderich, Germany	Owned	Epoxy and Phenolic Resins
Iserlohn-Letmathe, Germany	Owned	Epoxy and Phenolic Resins
Lakeland, FL	Owned	Epoxy and Phenolic Resins
Louisville, KY	Owned	Epoxy and Phenolic Resins
Moerdijk, Netherlands*	Owned	Epoxy and Phenolic Resins
Norco, LA*	Owned	Epoxy and Phenolic Resins
Pernis, Netherlands*	Owned	Epoxy and Phenolic Resins
Wesseling, Germany	Leased	Epoxy and Phenolic Resins
Onsan, South Korea	Owned	Epoxy and Phenolic Resins
Brimbank, Australia	Owned	Forest Products Resins
Curitiba, Brazil	Owned	Forest Products Resins
Edmonton, AB, Canada	Owned	Forest Products Resins
Fayetteville, NC	Owned	Forest Products Resins
Geismar, LA	Owned	Forest Products Resins
Gonzales, LA	Owned	Forest Products Resins
Hope, AR	Owned	Forest Products Resins
Kitee, Finland	Owned	Forest Products Resins
Leuna, Germany	Owned	Forest Products Resins
Montenegro, Brazil	Owned	Forest Products Resins
Springfield, OR	Owned	Forest Products Resins
St. Romuald, QC, Canada	Owned	Forest Products Resins
Waterford, NY	Owned	Silicones and Quartz
Tarrytown, NY (2)	Leased	Silicones and Quartz
Sisterville, WV	Owned	Silicones and Quartz
Chino, CA	Leased	Silicones and Quartz
Garrett, IN	Leased	Silicones and Quartz
New Smyrna Beach, FL	Owned	Silicones and Quartz
Itatiba, Brazil	Owned	Silicones and Quartz
Leverkusen, Germany	Leased	Silicones and Quartz
Bergen op Zoom, Neth.	Leased	Silicones and Quartz
Lostock, U.K.	Leased	Silicones and Quartz
Termoli, Italy	Owned	Silicones and Quartz
Antwerp, Belgium	Leased	Silicones and Quartz
Bangalore, India (2)	Leased	Silicones and Quartz
Chennai, India	Owned	Silicones and Quartz
Nantong, China	Leased	Silicones and Quartz
Ohta, Japan	Owned	Silicones and Quartz
Rayong, Thailand	Leased	Silicones and Quartz
Shanghai, China	Leased	Silicones and Quartz
Shenzhen, China (1)	Leased	Silicones and Quartz
Strongsville, OH	Owned	Silicones and Quartz

Location	Nature of Ownership	Reporting Segment
Willoughby, OH	Owned	Silicones and Quartz
Richmond Heights, OH	Owned	Silicones and Quartz
Newark, OH	Owned	Silicones and Quartz
Geesthacht, Germany	Owned	Silicones and Quartz
Kobe, Japan (2)	Leased	Silicones and Quartz
Kozuki, Japan	Owned	Silicones and Quartz
Wuxi, China	Leased	Silicones and Quartz
Carpentersville, IL	Owned	Other
Forest Park, GA	Owned	Other
Ribecourt, France	Owned	Other
Sokolov, Czech Republic	Owned	Other
Columbus, OH†	Leased	Other
Albany, NY †	Leased	Other
Seattleweg, Netherlands†	Leased	Other
Shanghai, China†	Leased	Other

*	We own all of the assets at this location. The land is leased.

†	Executive offices.

(1)	The building is owned by an entity that is 51% owned by MPM. The remaining 49% is owned by a Chinese partner.

(2)	Technology research center.

Employees

At December 31, 2010, we had approximately 11,000 employees. At December 31, 2010, approximately 45% of our employees were members of a labor union or represented by workers’ councils that have collective bargaining agreements. We believe that we have good relations with our union and non-union employees.

MANAGEMENT

Executive Officers and Directors

The following sets forth information about our executive officers and directors as of March 31, 2011:

Name	Age	Position(s)
Craig O. Morrison	55	Director, Chairman, President and Chief Executive Officer
William H. Carter	57	Director, Executive Vice President and Chief Financial Officer
Steven P. Delarge	53	Executive Vice President - Silicones and Quartz Division
Joseph Bevilaqua	55	Executive Vice President - Epoxy, Phenolic & Coating Resins
Dale Plante	53	Executive Vice President - Forest Products
Judith A. Sonnett	54	Executive Vice President - Human Resources
Douglas A. Johns	53	Executive Vice President, General Counsel and Secretary
Kevin W. McGuire	51	Executive Vice President- Business Processes and Information Technology
Nathan E. Fisher	45	Executive Vice President-Procurement
Anthony B. Greene	52	Executive Vice President-Business Development and Strategy
George F. Knight	54	Senior Vice President - Finance and Treasurer
Joshua J. Harris	46	Director
Scott M. Kleinman	38	Director
Jordan C. Zaken	36	Director
Stan Parker	35	Director
Robert V. Seminara	39	Director
David B. Sambur	30	Director
Marvin O. Schlanger	62	Director
Dr. Jonathan Rich	55	Director
Dr. William H. Joyce	75	Director
Kenneth Cordell	53	Director
Robert J. Duffy	45	Director

Craig O. Morrison has been president, chief executive officer, a director of Momentive and MPM, and a director of MPM Holdings since October 1, 2010. Mr. Morrison has also been president, chief executive officer and a director of MSC (formerly known as Hexion Specialty Chemicals, Inc. and Borden Chemical, Inc.), since March 25, 2002 and chairman of the board of directors of MSC since June 1, 2005. Mr. Morrison is also a director of MSC Holdings (formerly known as Hexion LLC). Prior to joining MSC, he served as president and general manager of Alcan Packaging’s Pharmaceutical and Cosmetic Packaging business from 1999 to 2002. From 1993 to 1998 he was president and general manager for Van Leer Containers, Inc. Prior to joining Van Leer Containers, Mr. Morrison served in a number of management positions with General Electric’s Plastics division from March 1990 to November 1993, and as a consultant with Bain and Company from 1987 to 1990. He is a member of our environmental, health and safety committee and chair of the executive committee. Mr. Morrison’s position as president and chief executive officer, his extensive management experience, and his skills in business leadership and strategy qualify him to serve on our board of directors.

William H. Carter has been executive vice president, chief financial officer and a director of Momentive and MPM, and a director of MPM Holdings since October 1, 2010. Mr. Carter has also been executive vice president and chief financial officer of Momentive Specialty Chemicals Inc. (formerly known as Hexion Specialty Chemicals, Inc.) since April 3, 1995 and a director of MSC since November 20, 2001. Mr. Carter is also a director of MSC Holdings. Mr. Carter was instrumental in the restructuring of MSC’s holdings, including serving as a director and interim president and chief executive officer of a former subsidiary, BCP Management Inc., from January to June 2000, and a director and executive officer of WKI Holding Company, Inc. from 2001 to 2003. Additionally, he has served as a director of Elmer’s Products, Inc., Borden Foods Corporation and AEP Industries, Inc. Prior to joining MSC in 1995, Mr. Carter was a partner, and the engagement partner for Borden

Chemical, with Price Waterhouse LLP, which he joined in 1975. Mr. Carter’s position as executive vice president and chief financial officer, his extensive management experience, and his skills in financial leadership qualify him to serve on our board of directors.

Steven P. Delarge will be appointed an executive vice president of Momentive upon the consummation of this offering and has been executive vice president and president-Silicones and Quartz Division of MPM since October 1, 2010. Prior to this role, he served as president and chief executive officer of the Silicones Americas business from January 2009. Mr. Delarge joined MPM upon its formation on December 4, 2006 as chief financial officer. Prior to this time, Mr. Delarge served as chief financial officer of GE Advanced Materials since 2003. He began his GE career in 1979, and joined GE Plastics in 1994 when he was appointed manager, productivity and business support. Some of his prior responsibilities include serving as finance director-greater China of GE Plastics, responsible for the financial operations of GE Plastics in China, Taiwan and Hong Kong, and serving as finance director for GE Plastics North America Commercial Operations.

Joseph P. Bevilaqua will be appointed an executive vice president of Momentive upon the consummation of this offering and he has been executive vice president and president of the Epoxy, Phenolic and Coating Resins Division of MSC since October 2010. Since August 10, 2008, he has been responsible for the epoxy and phenolic resins businesses and in October 2010, the coatings business was added to his division responsibilities. Prior to that, he was executive vice president and president of the Phenolic and Forest Products Division, a position he held from January 2004 to August 2008. Mr. Bevilaqua joined MSC in April 2002 as vice president-corporate strategy and development. From February 2000 to March 2002, he was the vice president and general manager of Alcan’s global plastics packaging business. Prior to Alcan, Mr. Bevilaqua served in leadership positions with companies such as General Electric, Woodbridge Foam Corporation and Russell-Stanley Corporation.

Dale N. Plante will be appointed an executive vice president of Momentive upon the consummation of this offering and has been executive vice president and president of the Forest Products Division of MSC since September 1, 2008. In this role, Mr. Plante is responsible for the MSC’s global forest products resins and formaldehyde businesses, as well as its Australian-based Applied Technology Group additives business. Mr. Plante has held a number of assignments with increasing responsibility in his thirty years in the forest products sector with MSC and its predecessors. Prior to becoming president of the Forest Products division, in 2005 Mr. Plante relocated from Canada to Rotterdam to become the managing director of Forest Products and Formaldehyde—Europe. In 2007, Mr. Plante was promoted to vice president and managing director of Forest Products and Formaldehyde—Europe. Prior to 2005, Mr. Plante was located in Canada working for MSC’s Canadian subsidiary and, from 2004-2005 was North American Sales Manager—Wood Fiber.

Judith A. Sonnett will be appointed executive vice president-human resources of Momentive upon the consummation of this offering. She has been executive vice president-human resources of MPM since October 1, 2010 and has served in the same position at MSC since September 2007. She has served in various HR leadership roles for MSC and its predecessors since November 1998. Prior to her current position at MSC, Ms. Sonnett was vice president, people and organizational development from November 2004 thru September 2007, and prior to that, she held the title vice president, human resources for Borden Chemical Inc. from November 1998 thru November 2004. From 1995 to 1998 Ms. Sonnett worked in human resources for W.L. Gore and Associates.

Douglas A. Johns has been executive vice president and general counsel of Momentive since October 1, 2010 and has been general counsel and secretary since MPM’s formation on December 4, 2006. He has been an executive vice president of MPM since October 1, 2010. He also serves as executive vice president and general counsel of MSC. Prior to MPM’s formation, Mr. Johns served as general counsel for GE Advanced Materials, a division of General Electric Company, from 2004 to December 2006. Mr. Johns began his career as a trial lawyer at the U.S. Department of Justice and was in private practice before joining GE in 1991, where he served as senior counsel for global regulatory and environmental matters and senior business counsel at GE Plastics’ European headquarters in Bergen Op Zoom, The Netherlands from 2001 to 2004.

Kevin W. McGuire will be appointed an executive vice president of Momentive upon the consummation of this offering and has been executive vice president, business processes and IT of MSC and MPM since October 1, 2010. He has served in the same position at MSC since June 1, 2005. Mr. McGuire joined MSC in 2002 as its chief information officer.

Nathan E. Fisher will be appointed an executive vice president of Momentive upon the consummation of this offering and has been executive vice president—procurement of MPM since October 1, 2010. Mr. Fisher has also been an executive vice president of MSC since December 15, 2004. Mr. Fisher joined MSC in March 2003 as director of strategic sourcing and was promoted to vice president—global sourcing in September 2004.

Anthony B. Greene will be appointed an executive vice president of Momentive upon the consummation of this offering and since October 1, 2010, has served as executive vice president-business development and strategy of MPM and MSC. Mr. Greene joined MPM upon its formation on December 4, 2006 as global financial planning and analysis manager. He was appointed global business development leader in January 2010. Prior to December 2006, he served as global financial planning and analysis manager for GE Advanced Materials since 2005. Mr. Greene joined GE in 1981 and has held numerous financial management roles in a wide variety of GE businesses in the U.S., Asia and Europe.

George F. Knight has been senior vice president and treasurer of Momentive since November 1, 2010 and serves as senior vice president finance and treasurer of MPM, MSC, MSC Holdings and MPM Holdings. He joined MSC in 1997. From 1999-2001 he served as vice president of finance for Borden Foods Corporation, an affiliate of MSC. In 2001, he re-joined MSC and was appointed vice president-finance and treasurer of MSC in July 2002. He was promoted to senior vice president of MSC in June 2005.

Joshua J. Harris has been a director of Momentive since October 1, 2010. He previously served as a director of MPM Holdings from December 2006 to October 2010 and as a director of MSC and MSC Holdings from August 2004 to October 2010. Mr. Harris is a senior managing director of Apollo and managing partner of Apollo Management, L.P., which he co-founded in 1990. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated. Mr. Harris currently serves on the boards of directors of Apollo Global Management, LLC, Berry Plastics Group Inc., LyondellBasell Industries B.V., CEVA Group plc, and the holding company for Alcan Engineered Products. Mr. Harris has previously served on the boards of directors of Verso Paper Corp., Metals USA, Inc., Nalco Corporation, Allied Waste Industries, Inc., Pacer International, Inc., General Nutrition Centers, Inc., Furniture Brands International Inc., Compass Minerals International, Inc., Alliance Imaging, Inc., NRT Inc., Covalence Specialty Materials Corp., United Agri Products, Inc., Quality Distribution, Inc., Whitmire Distribution Corp. and Noranda Aluminum Holding Corporation. In light of our ownership structure and his extensive finance and business experience, we believe it is appropriate for Mr. Harris to serve on our board of directors.

Scott M. Kleinman has been a director of Momentive and MPM since October 1, 2010. He has served as a director of MPM Holdings since November 2006 and previously served as a director of MSC and MSC Holdings from August 2004 to October 2010. Mr. Kleinman is a partner at Apollo, where he has worked since February 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Mr. Kleinman is also a director of Verso Paper Corp., Verso Paper Holdings, LLC, Noranda Aluminum Holding Corporation, LyondellBasell Industries B.V. and Realogy Corporation. He is a member of our executive, audit and compensation committees. He is also a chairman of the audit committee of the board of directors of MPM. In light of our ownership structure and Mr. Kleinman’s extensive finance and business experience, we believe it is appropriate for Mr. Kleinman to serve on our board of directors.

Jordan C. Zaken has been a director of Momentive, MPM Holdings, MSC Holdings and MPM since October 1, 2010. He has served as a director of MSC since June 2005. Mr. Zaken is a partner at Apollo, where he has worked since 1999. Prior to that time, Mr. Zaken was employed by Goldman, Sachs & Co. in its Mergers and Acquisitions Department. Mr. Zaken is also a director of Verso Paper Corp. and Verso Paper Holdings, LLC.

Within the past five years, Mr. Zaken was also a director of Parallel Petroleum Corporation. He is a member of our environmental, health and safety committee and the executive committee and chairman of our compensation committee. He is also the chairman of the compensation committee of the board of directors of each of MPM and MSC. In light of Mr. Zaken’s extensive finance and business experience, we believe it is appropriate for Mr. Zaken to serve on our board of directors.

Stan Parker has been a director of Momentive since October 1, 2010. He previously served as a director of MPM Holdings from September 2006 to October 2010. Mr. Parker is a partner at Apollo, where he has been employed since 2000. From 1998 to 2000, Mr. Parker was employed by Salomon Smith Barney, Inc. Mr. Parker serves on several boards of directors, including AMC Entertainment Inc., Affinion Group Inc., Charter Communications, and CEVA Group Plc. Mr. Parker has previously served on the boards of directors of Quality Distribution, Inc. and United Agri Products. In light of Mr. Parker’s extensive finance and business experience, we believe it is appropriate for Mr. Parker to serve on our board of directors.

Robert V. Seminara has been a director of Momentive since October 1, 2010. He has served as a director of MSC Holdings and MSC since August 2004. Mr. Seminara is a partner at Apollo, where he has worked since January 2003. From June 1996 to January 2003, Mr. Seminara served as an officer in the private equity investment group at Evercore Partners LLC, where he held the title managing director. Within the past five years he also served as a director of Covalence Specialty Materials, World Kitchen, Inc., Berry Plastics Corporation and Skylink Aviation, Inc. He is chairman of the audit committee of the Board of Directors of Momentive and MSC. In light of Mr. Seminara’s extensive financial and business experience, we believe it is appropriate for Mr. Seminara to serve on our board of directors.

David B. Sambur has been a director of Momentive, MSC Holdings, MSC and MPM since October 1, 2010. He is a principal of Apollo, where he has worked since 2004. He was a member of the Leveraged Finance Group of Salomon Smith Barney Inc. from 2002 to 2004. He is also a director of Verso Paper Corp, Verso Paper Holdings, LLC and Caesars Entertainment Corporation. He is a member of our audit and compensation committees. He also serves on the audit and compensation committees of the board of directors of each of MPM and MSC. In light of Mr. Sambur’s extensive finance and business experience, we believe it is appropriate for Mr. Sambur to serve on our board of directors.

Marvin O. Schlanger has been a director of Momentive since October 1, 2010. He previously served as a director of MPM Holdings from December 2006 to October 2010. He also previously served as a director and vice chairman of the board of directors of MSC from June 2005 to October 2010. Mr. Schlanger served as chairman and chief executive officer of Resolution Performance Products LLC and RPP Capital Corporation from November 2000 and chairman of Resolution Specialty Materials Company from August 2004 until the formation of Hexion Specialty Chemicals, Inc. From February 2006 until April 2007, he also served as chairman of the board of Covalence Specialty Materials LLC. Since October 1998, Mr. Schlanger has been a principal in the firm of Cherry Hill Chemical Investments, LLC, which provides management services and capital to the chemical and allied industries. Prior to October 1998, Mr. Schlanger held various positions with ARCO Chemical Company, serving as president and chief executive officer from May 1998 to July 1998 and as executive vice president and chief operating officer from 1994 to May 1998. Mr. Schlanger is also a director and the chairman of the board of CEVA Group Plc, and a director of UGI Corporation, Utilities Inc., LyondellBasell Industries B.V., and Amerigas Partners, LLP. He is chairman of our environmental, health and safety committee. In light of Mr. Schlanger’s previous role as a director of MPM Holdings and MSC (and its predecessor companies) and his extensive finance and business experience, we believe it is appropriate for Mr. Schlanger to serve on our board of directors.

Dr. Jonathan Rich has been a director of Momentive since October 1, 2010. He previously served as a director of MPM and MPM Holdings, and as president and chief executive officer from June 2007 to October 2010. Prior to this role, beginning in 2002, Dr. Rich was President, North American Tire—Goodyear Tire and Rubber Company, and chairman of the board, Goodyear Dunlop Tires NA. At Goodyear, he had previously served as Director, Chemical R&D and as president of Goodyear Chemical. Dr. Rich began his career at GE in 1982 as a research chemist with Corporate R&D and progressed through a series of management positions to become Manager of Operational Excellence at GE Silicones from 1996 to 1998. He was then promoted to Technical Director, GE Bayer Silicones in Germany from 1998 to 2000. Mr. Rich is also a director, chief executive officer and Chairman of Berry Plastics Group Inc. He is a member of our environmental, health and safety committee. Dr. Rich’s previous officer and director positions with MPM and MPM Holdings, his extensive management experience, and his skills in business leadership and strategy, qualify him to serve on our board of directors.

Dr. William H. Joyce has been a director of Momentive since October 1, 2010. He previously served as a director of MPM Holdings from December 2006 to October 2010. Dr. Joyce served as chief executive officer and chairman of Nalco Holding Company from November 2003 until his retirement in December 2007. Dr. Joyce, prior to his appointment as chief executive officer and chairman of Nalco Company, served as chief executive officer and chairman at Hercules Incorporated and prior to that at Union Carbide. Dr. Joyce holds a B.S. degree in Chemical Engineering from Penn State University, and M.B.A. and Ph.D. degrees from New York University. Dr. Joyce received the National Medal of Technology Award in 1993 from President Clinton, the Plastics Academy’s Lifetime Achievement Award in 1997, and the Society of Chemical Industry Perkin Medal Award in 2003. Dr. Joyce also serves as a director of CVS Caremark Corporation and is a trustee of the Universities Research Association, Inc. He is a member of our environmental, health and safety committee. Dr. Joyce’s director position with MPM Holdings, his extensive management experience, and his skills in business leadership and strategy, qualify him to serve on our board of directors.

Kenneth Cordell has been a director of Momentive since October 1, 2010. He previously served as a director of MPM Holdings from May 2009 to October 2010. Mr. Cordell has been a consultant to Apollo Management, L.P. since June 2009. Prior to that time, he served as chief executive officer and chairman of the board of United Agri Products from November 2003 until May 2008. Mr. Cordell first joined United Agri Products in 2001 as its President and chief operating officer. Prior to that time, Mr. Cordell held various positions with FMC Corporation, BASF Corporation and Rohm and Haas. Mr. Cordell’s previous director position with MPM Holdings, his extensive management experience, and his skills in business leadership and strategy, qualify him to serve on our board of directors.

Robert J. Duffy has been a director of Momentive since October 1, 2010. He previously served as a director of MPM Holdings from April 2010 to October 2010. Mr. Duffy has served as general manager – business development of General Electric Company since 2003. Mr. Duffy has been designated to serve on our board by GE Capital Equity pursuant to our operating agreement in effect prior to the consummation of this offering. In light of GE Capital Equity’s ownership of our equity securities and Mr. Duffy’s extensive business experience, we believe it is appropriate for Mr. Duffy to serve on our board of directors.

Board of Directors

Our board of directors will be comprised of thirteen directors as of the consummation of this offering. We intend to avail ourselves of the “controlled company” exception under the rules which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have compensation and nominating committees composed entirely of independent directors. We are required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter, we are required to have an audit committee comprised entirely of independent directors.

Upon consummation of this offering, our board of directors will be divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and

Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Upon consummation of this offering:

•	, , and will be Class I directors, whose initial terms will expire at the 2012 annual meeting of stockholders;

•	, , and will Class II directors, whose initial terms will expire at the 2013 annual meeting of stockholders; and

•	, , , , and will Class III directors, whose initial terms will expire at the 2014 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control.

Committees of the Board of Directors

Audit Committee

Upon consummation of this offering, our audit committee will consist of                     , and                     . The board of directors has determined that each of Messrs.                     , and                          qualifies as an audit committee financial expert as defined in Item 401(h) of Regulation S-K.                     is independent as independence is defined in Rule 10A-3(b)(i) under the Exchange Act or under the listing standards.

The principal duties and responsibilities of our audit committee are as follows:

•	to monitor our financial reporting process and internal control system;

•	to appoint and replace our independent registered public accounting firm from time to time, determine their compensation and other terms of engagement and oversee their work;

•	to oversee the performance of our internal audit function; and

•	to oversee our compliance with legal, ethical and regulatory matters.

The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Compensation Committee

Upon consummation of this offering, our compensation committee will consist of Messrs. Zaken, Kleinman and Sambur. We intend to avail ourselves of the “controlled company” exception under the                     rules which eliminates the requirement that we have a compensation committee composed entirely of independent directors.

The principal duties and responsibilities of our compensation committee are as follows:

•

to provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

•

to provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

•	to review and approve the compensation of our chief executive officer and the other executive officers of us and our subsidiaries; and

•	to provide oversight concerning selection of officers, management succession planning, performance of individual executives and related matters.

Nominating Committee

Upon consummation of this offering, our nominating committee will consist of                     ,                     ,                     and                     . We intend to avail ourselves of the “controlled company” exception under the                     rules which eliminates the requirement that we have a nominating committee composed entirely of independent directors.

The principal duties and responsibilities of the nominating committee will be as follows:

•

to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors;

•	to make recommendations regarding proposals submitted by our stockholders; and

•	to make recommendations to our board of directors regarding board governance matters and practices.

Environmental, Health and Safety Committee

Upon consummation of this offering, our environmental, health and safety committee will consist of Messrs. Schlanger, Morrison, Rich, Joyce and Zaken.

The principal duties and responsibilities of the environmental, health and safety committee will be as follows:

•	to oversee the environmental, health and safety compliance program;

•	to oversee compliance with environmental, health and safety indemnifications;

•	to monitor our environmental, health and safety performance statistics; and

•	to recommend the general budget for environmental, health and safety capital spending.

Compensation Committee Interlocks and Insider Participation

Messrs. Zaken, Kleinman and Sambur are members of the compensation committee of the board of directors and all are employees of Apollo. See “Certain Relationships and Related Party Transactions.”

Executive Committee

Upon consummation of this offering, our executive committee will consist of Messrs. Morrison, Kleinman and Zaken. The executive committee may exercise the powers of the board of directors during intervals between meetings, except for those powers delegated to other committees of the board of directors and powers which may not be delegated to a committee of the board of directors under Delaware law or our certificate of incorporation or bylaws.

Other Committees

Our bylaws will provide that our board of directors may establish one or more additional committees.

Code of Ethics

Prior to the consummation of this offering, we will adopt a Code of Business Ethics that applies to all associates, including our chief executive officer and senior financial officers. These standards are designed to deter wrongdoing and to promote the honest and ethical conduct of all employees. Excerpts from the Code of Business Ethics, which address the subject areas covered by the SEC’s rules, will be posted on our website: www.momentive.com under “Investor Relations”. Any substantive amendment to, or waiver from, any provision of the Code of Business Ethics with respect to any senior executive or financial officer shall be posted on this website. The information contained on our website is not part of this prospectus.

COMPENSATION DISCUSSION AND ANALYSIS

Oversight of Executive Compensation Programs

The Compensation Committee of our Board of Managers (the “Committee”) is responsible for establishing and monitoring compliance with our executive compensation philosophy. The Committee’s overarching goal is that the compensation and benefits provided to our executives are reasonable, internally fair and externally competitive. All of our executives are also executives of MSC and/or MPM (collectively, the “Operating Companies”). The Committee approves all executive compensation, equity and benefit programs for Momentive. The Compensation Committees of the Board of Directors of MPM and MSC (the “MPM Committee” and “MSC Committee,” respectively) determine and implement the executive compensation and benefit programs for the executives of MPM and MSC, respectively, based on policies and programs established or approved by the Committee. Throughout this discussion, we refer to the executives named in the Summary Compensation Table in Part III, Item 12 of this Registration Statement as the Named Executive Officers (“NEOs”). We also refer to our Chief Executive Officer and the executives who report directly to him as the “Senior Leadership Team.” Our Senior Leadership Team is currently composed of 11 individuals, including all of the NEOs.

Compensation Committee

Since the closing of the Momentive Combination on October 1, 2010, the Committee has been responsible for developing our compensation program. The Compensation Committees of the Boards of Directors of the Operating Companies determined and implemented the compensation programs for their respective Chief Executive Officers and other executives based on policies and programs established or approved by the Committee. The current members of the Committee are Jordan C. Zaken, Chairman, Scott M. Kleinman and David B. Sambur. The current members of the Compensation Committee of the Board of Directors of MPM and MSC are in each case Jordan C. Zaken, Chairman, and David B. Sambur. Prior to the Momentive Combination, our NEOs were officers of MSC. Accordingly, a large component of each NEO’s compensation for the last fiscal year was determined by the Compensation Committee of the Board of Directors of MSC and the NEOs participated in compensation and benefit plans and programs of MSC. As a result, throughout this discussion, we will be discussing the applicable plans and programs of MSC that impacted our NEOs’ compensation for the 2010 fiscal year prior to the Momentive Combination. Prior to the Momentive Combination, the Compensation Committee of the Board of Directors of MPM Holdings, the direct parent of MPM, assisted the Board of MPM Holdings in developing and implementing MPM’s compensation program. In this section, references to the term “MPM Committee” means, unless otherwise indicated, (i) the Compensation Committee of the Board of Directors of MPM with respect to current policies and actions taken on or after October 1, 2010 and (ii) the Compensation Committee of the Board of Directors of MPM Holdings with respect to policies in effect, and actions taken, prior to October 1, 2010. We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which eliminates the requirement that we have a compensation committee composed entirely of independent directors.

Role of the Compensation Committee

The Committee sets the principles and strategies that guide the design of our executive compensation program. It annually evaluates the performance and compensation levels of the CEO and each of the executive officers who report directly to the CEO. Based on this evaluation, the Committee approves each executive’s compensation level, including base salary, annual incentive opportunities and long-term incentive opportunities, including any equity-based awards.

Executive Compensation Philosophy and Objectives of Our Executive Compensation Program

Our executive compensation program is designed to focus our CEO and the Senior Leadership Team on our key strategic, financial and operational goals that will translate into long-term value creation for our stockholders. As a result, we believe that the compensation packages we provide to executives should include a mix of short-term cash-based awards that encourage the achievement of annual goals, and long-term cash and equity-based elements that reward sustained business performance and encourage management stability. The Committee also believes that equity-based awards play an important role in creating incentives for our executives to maximize our performance and further align the interests of our executives with those of our stockholders.

Our annual compensation review process includes an evaluation of key objectives and measurable contributions to help ensure that the incentives are not only aligned with our strategic goals, but also enable us to attract and retain a highly qualified and effective management team. The Committee bases its executive compensation decisions on the following philosophy:

•	The compensation program should be designed to support the business with a balance between critical short-term objectives and long-term strategy;

•	Each executive’s total compensation should have a correlation to the scope of his or her responsibilities and relative contributions to our performance; and,

•

A significant portion of each executive’s total compensation should be variable and contingent upon the achievement of specific financial and operational performance goals and/or value created for our stockholders.

Our general philosophy is to set base salaries at levels we believe are competitive in the general market for the given position, and provide the opportunity for short-term and long-term incentive compensation that will exceed competitive levels when we perform at or above target levels.

Roles and Responsibilities

The Committee approves the executive compensation of our Senior Leadership Team, and is also responsible for approving new compensation programs, changes to existing compensation programs and equity award grants for Momentive. The Committee takes into consideration the recommendations made by the CEO and the Executive Vice President of Human Resources of Momentive.

Use of Compensation Data

In order to obtain a general understanding of current compensation practices when setting executive compensation levels, the Committee considers broad-based competitive market data on total compensation packages provided to executives with similar responsibilities at comparable companies within the chemical industry, as well as companies of similar revenues and operational complexity outside the chemical industry. The Committee also uses a variety of third party salary surveys, including Hay Group PayNet and Towers Watson Executive Compensation Database. When making its executive compensation decisions, the Committee evaluates each executive’s scope of responsibility, his or her specific role in value creation and overall contributions to our performance. The Committee’s determinations are subjective. The Committee does not “benchmark” the compensation levels for our NEOs.

Executive Compensation and Related Actions in 2010

In connection with the Momentive Combination, the responsibilities of certain executives were increased and accordingly, effective October 1, 2010, these individuals, including certain of our Named Executive Officers, received salary adjustments and/or increases in their annual incentive compensation targets. These adjustments are further described below.

Although Momentive was formed on October 1, 2010, the Operating Companies were in operation for the entire 2010 year. Prior to the Momentive Combination, all of our NEOs were executive officers of MSC. Below is a summary of the executive compensation and related actions taken by MSC during 2010 prior to October 1, 2010 that affected the NEOs.

In early 2009, in light of the dramatic volume decreases in most of its business in the fourth quarter of 2008, MSC implemented a number of urgent cost-saving actions, including the suspension of the company match to the defined contribution plan and the reduction by 10% of the base salaries of each member of its Senior Leadership Team.

In early 2010, in anticipation of modest economic recovery and out of concern for retaining members of the Senior Leadership Team, MSC restored the base salaries for its Senior Leadership Team to their levels prior to the 2009 reductions. In addition, executives were eligible to receive merit increases based on individual performance. Merit increases to base pay are determined following an assessment of individual accomplishments and generally range between 2% and 5% of base pay.

2011 Compensation Actions

In February, 2011, the Committee approved a new long-term equity incentive plan for directors of Momentive and employees of MPM and MSC (the “2011 Equity Plan”). The 2011 Equity Plan was adopted to further instill a sense of ownership in management and to align management’s incentives with those of our shareholders. Grants under the 2011 Equity Plan are denominated in common units of Momentive. Under the 2011 Equity Plan, participants may receive grants of common units, restricted units, restricted deferred units, unit options, and other unit-based awards. Grants of restricted deferred units and options to purchase units were made to a select group of managers, including our Named Executive Officers. The amount of each award was determined with reference to the executive’s scope of responsibility, long-term potential, retention risk and/or impact on value creation. The awards also varied depending upon the grantees’ existing equity holdings, as the Committee sought to harmonize equity ownership positions among key executives of the Operating Companies based on the factors above. The awards made pursuant to the 2011 Equity Plan will vest based on continued service and the achievement of certain unit prices following certain transactions involving Momentive, which we believe provides a retention incentive and encourages long-term value creation.

In February 2011, the Committee awarded the following grants pursuant to the 2011 Equity Plan: Mr. Morrison was granted an award of 193,667 restricted deferred units and an option to purchase 581,001 units, Mr. Carter was granted an award of 154,934 restricted deferred units and an option to purchase 464,801 units, Mr. Bevilaqua was granted an award of 122,344 restricted deferred units and an option to purchase 367,033 units, Ms. Sonnett was granted an award of 153,295 restricted deferred units and an option to purchase 459,886 units and Mr. Plante was granted an award of 76,748 restricted deferred units and an option to purchase 230,243 units.

Executive Compensation Components

The following paragraphs describe and analyze the essential components of our executive compensation program which are as follows: base salaries, annual incentive awards, long-term incentive awards, retirement benefits and international assignment compensation, severance benefits, and other benefits and perquisites. Unless otherwise noted, the same compensation principles apply to all other non-bargained salaried employees.

1. Base Salaries

Executives are provided with an annual, fixed base salary commensurate with their professional status, accomplishments, scope of responsibility, and overall impact on the organization. The Committee reviews the executives’ base salary levels annually in conjunction with the annual performance review conducted globally for all non-bargained salaried employees. In addition, the Committee reviews base salaries in conjunction with promotions or significant changes in job responsibilities of the Senior Leadership Team. When approving increases to base salaries, the Committee considers many factors including job performance, total target compensation, impact on value creation and the competitive marketplace. Merit increases to base pay are not automatic and are not cost of living entitlements or inflation corrections. We believe that it is appropriate that the base salaries of our CEO and

Chief Financial Officer are set higher than those of our other executive officers due to the broad scope of responsibilities they have for our overall operations. The base salaries of our Executive Vice Presidents, in relation to each other, generally reflect the size and complexity of the business or functional operations they manage.

2. Annual Incentive Awards

The purpose of our annual incentive program is to provide a short-term performance incentive and to reward participants for delivering increased value to the organization against specific financial and / or other objectives. In order to accomplish this, we will establish annual cash incentive plans that use measurable performance targets. In addition, from time to time the CEO may request a discretionary cash bonus pool to reward exemplary performance, or for retention purposes or in connection with a new hiring or promotion. The amount of the discretionary bonus pool and discretionary bonus recommendations involving Senior Leadership Team members are submitted to the Committee for consideration and approval.

The annual incentive plan awards will be targeted at a level that, when combined with base salaries, is intended to yield total annual compensation that we believe is competitive in the marketplace, while performance above the target is intended to yield total annual compensation above the competitive levels. The financial targets for the annual incentive plan for executives and other eligible, salaried employees are identical. We strive to set annual incentive compensation targets that are achievable only through strong performance, believing that this motivates our executives and other participants to deliver ongoing value creation, while allowing us to attract and retain a highly talented Senior Leadership Team.

Annual incentive award targets are developed by the Committee as part of our annual planning process. The annual planning process involves the development of an overall budget, which includes incentive compensation targets that consider a number of factors, such as: our prior-year performance; current market trends; integration efforts around acquired businesses; potential pricing actions; raw material projections; the realization of planned productivity initiatives; expansion plans; new product development; and other strategic factors that could potentially impact our operations.

In 2010, our Operating Companies had separate annual incentive plans. All of our NEOs participated in the MSC 2010 Annual Incentive Compensation Plan (“2010 MSC ICP”), which used three metrics in its design: Segment EBITDA, EH&S statistics and Cash Flow. Segment EBITDA was used as the primary profitability measure for determining MSC’s financial performance for management and executive annual incentive compensation purposes. Segment EBITDA is defined as earnings before interest, income taxes, depreciation and amortization (EBITDA) that is adjusted to exclude certain non-cash or non-recurring expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Segment EBITDA to Net Loss” for a reconciliation of Segment EBITDA to net loss. The Segment EBITDA target for the annual incentive plan was set by the MSC Committee based upon factors including, but not limited to, competitive business dynamics in the markets in which we operate, raw material trends, anticipated business unit growth, anticipated cost synergies and business unit budget projections. For the 2010 MSC ICP, the targeted MSC Segment EBITDA was $515 million. The minimum threshold for an incentive payout under the Segment EBITDA measure was established at 89.3% of the target and the maximum payout was established at 110.7% of the target.

Cash flow encompasses EBITDA, net trading capital improvement and/or usage, capital spending and interest paid along with other smaller operating cash flow items such as income taxes paid and pension contributions. The purpose of this component is to increase focus on cost control and cost reduction actions to preserve an adequate amount of liquidity to fund operations and capital expenditures, service debt and ultimately sustain the business through difficult economic cycles. The cash flow targets were established as a result of budget projections and reflected a cash usage of $140 million. This target represented a decrease from MSC’s 2009 actual cash flow generated amount of $274 million and incorporated a usage of cash through an increased investment in working capital of $303 million, due to the anticipated recovery in volumes and raw material price increases within the MSC businesses. Minimum and maximum threshold targets were established for each division and for global MSC. The Segment EBITDA and cash flow measurements act independently such that a payout of one element is possible even if the minimum target threshold for the other is not achieved. This design encouraged continued focus on critical cash constraints.

Under the 2010 MSC ICP, 10% of a participant’s bonus opportunity was based on achievement of Environmental Health and Safety (“EH&S”) goals. As a chemical manufacturer, our operations involve the use of hazardous materials, and we are subject to extensive environmental regulation. As a result, EH&S is a critical focus for all of our associates. EH&S targets were measured based upon achievement of goals around reducing occupational illness and injury rates (“OIIR”) and environmental incidents such as permit exceedances and hazardous spills. The EH&S target for the 2010 MSC ICP was an OIIR of .83. This goal represented a 10% improvement over prior year actual. Any payout on achievement of an EH&S target was contingent upon the achievement of the Segment EBITDA target.

Each participant’s annual incentive target award for year 2010 was based on a percentage of his or her base salary. All participating executives had 50% of their annual incentive compensation tied to global MSC or Division Segment EBITDA budget targets, 10% tied to EH&S goals and 40% tied to cash flow budget targets. The following table summarizes the targets and performance components, including individual goals and weightings, for each of our Named Executive Officers, all of whom were executive officers of MSC, under the annual incentive plan of their employer, MSC.

Name	Incentive Target (% of Base Salary)	Award Payout Range (% of Incentive Target)	Performance Components Individual Goals	Weight
C. Morrison	100%	0%, 50% - 200%	MSC Segment EBITDA	50%
			Global EH&S Goals	10%
			MSC Cash Flow Targets	40%
W. Carter	80%	0%, 50% - 200%	MSC Segment EBITDA	50%
			Global EH&S Goals	10%
			MSC Cash Flow Targets	40%
J. Bevilaqua	80%	0%, 50% - 200%	MSC Segment EBITDA	10%
			Division Segment EBITDA	40%
			Division EH&S Goals	10%
			Division Cash Flow Target	40%
J. Sonnett	60%	0%, 50% - 200%	MSC Segment EBITDA	50%
			Global EH&S Goals	10%
			MSC Cash Flow Targets	40%
D. Plante	70%	0%, 50% - 200%	MSC Segment EBITDA	10%
			Division Segment EBITDA	40%
			Division EH&S Goals	10%
			Division Cash Flow Target	40%

As a result of the MSC Committee’s belief that Division Presidents’ incentive compensation must have a strong tie to their division’s performance where they have the greatest impact and closest line of sight, 90% of their targets were tied to their division’s results. Please see “Determining Executive Compensation for our Named Executive Officers” below for a description of each Named Executive Officer’s performance against the 2010 ICP goals.

3. Long-term Incentive Awards

Equity Awards

From time to time, grants of equity-based awards may be made to our Named Executive Officers, other members of the Senior Leadership Team and other eligible associates. The purpose of equity-based awards is to provide a long-term performance incentive and to reward the participants for planning and delivering long-term value. Recent equity incentive awards include grants of our restricted deferred units and options to purchase our units to certain eligible employees of our Operating Companies, including our Named Executive Officers in February 2011 under the 2011 Equity Plan. These awards are generally subject to time-based or performance-based vesting requirements. Time-based awards function as a retention incentive, while performance-based awards are linked to our attainment of specific long-term objectives. See the discussion above regarding the 2011 Equity Plan under “2011 Compensation Actions.”

Prior to the Momentive Combination, outstanding equity awards covered equity securities of our Operating Companies’ direct parent entities, MSC Holdings and MPM Holdings, and are generally subject to time-based or performance-based vesting requirements. At the time of the Momentive Combination, all outstanding equity-based awards that covered common units of MSC Holdings and MPM Holdings were converted to cover units of Momentive.

MSC has equity-based awards outstanding under the 2004 Stock Incentive Plan (the “2004 Stock Plan”), the 2004 Deferred Compensation Plan (the “2004 DC Plan”), the RPP Restricted Unit Plan, the 2000 Non-Employee Directors Stock Option Plan, the RPP 2000 Stock Option Plan, the RSM 2004 Stock Option Plan, and the 2007 Long-Term Incentive Plan (the “2007 Long-Term Plan”).

Long-Term Cash Awards

The Committee may, from time to time, adopt long-term cash award plans for our Named Executive Officers, other members of the Senior Leadership Team and other eligible associates. The purpose of cash based long -term incentive plans is to provide a definite value to the executive after a multi-year period upon the achievement of financial targets and to retain such key employees.

Retaining key talent during difficult business cycles has been a critical focus for us. In early 2009, the MSC Committee approved the 2009 MSC LTIP to provide management stability during a difficult economic environment and focus key leaders, including our Named Executive Officers, on business sustainability and recovery. The terms of the 2009 MSC LTIP are set forth in the Narrative to the Grants of Plan Based Awards Table.

The 2009 MSC LTIP contained two financial performance measures in order to trigger vesting of the award. The first measure was a cost reduction target of $60 million with a measurement period of July 2009 through December 2010. The second measure was an annual MSC Segment EBITDA achievement target of $550 million with a measurement period that began after December 2009 and ran until the calendar year in which the target was achieved. The cost reduction target was achieved in 2009 and the MSC Segment EBITDA achievement target was achieved in 2010. Accordingly, one-half of the awards vested on January 1, 2011 and were paid in April 2011, with the remainder eligible for vesting on January 1, 2012, subject to the participant’s continued employment with MSC.

4. Retirement Benefits

We believe that our retirement plans are important compensation and retention tools and we strive to balance the effectiveness of these plans with the cost of providing them. Because of the costs associated with providing defined benefit plan benefits, we believe that the shift away from defined benefit plans to defined contribution plans is a growing trend, and, accordingly, many of our defined benefit programs have been frozen.

Each of our Named Executive Officers participates in qualified defined-benefit and defined-contribution retirement plans sponsored by their employer on substantially the same terms as other U.S. and Canadian participating employees.

Our employees, including our Named Executive Officers, are eligible to participate in either the MSC Savings Plan and the MPM Savings Plan, which are both defined contribution plans. In early 2009, in conjunction with other urgent cost-saving actions, our Operating Companies suspended our matching contributions to their respective defined contribution plans as a temporary measure due to the significant declines experienced in their businesses in the fourth quarter of 2008 and first quarter of 2009. In the first half of 2010, having experienced slight increases in sequential quarter volumes for most of their businesses, and to address employee morale and retention, the Operating Companies matching contributions to their respective defined contribution plans were restored. In addition, in 2009 an annual retirement contribution benefit was instituted for MSC’s U.S. associates to replace future pension benefits, which is based on a percent of salary determined by years of service. This annual retirement contribution is made to the U.S. MSC Savings Plan and is in addition to our matching contributions and the our “achievement” match, which is made to participants’ accounts upon the achievement of MSC Segment EBITDA targets.

MSC maintains a non-qualified Executive Supplemental Pension Plan (“ESPP”), which exists to provide retirement benefits above the maximum limitations under an IRS qualified benefit plan. This plan was also frozen. In addition, in July 2009, MSC’s U.S. pension plans (“the U.S. MSC Pension Plans”) were frozen for all executive and non-executive non-bargained salaried employees. MSC chose to freeze the U.S. MSC Pension Plans to control the growth of future pension liabilities, reduce administrative costs and equalize retirement benefits among its U.S. associates. One of our Named Executive Officers participates in the Momentive Specialty Chemicals Canada Employees Retirement Income Plan, a non-contributory defined benefit plan which remains an active plan under which employees continue to earn service benefits.

5. International Assignment Compensation

Benefits provided to employees and executives as part of an international assignment are viewed by us as a means to compensate the executive for financial expenses and personal hardships which would not exist if the executive remained in his or her home country. We believe that, as a growing global company, it is necessary to offer this compensation to encourage key employees and executives to temporarily relocate for strategic business reasons. Mr. Bevilaqua’s international assignment package is described in the Narrative to the Summary Compensation table, below.

6. Severance Benefits

In most cases our Named Executive Officers are entitled to receive severance benefits if their employment is terminated without cause. Severance benefits for Named Executive Officers are provided pursuant to the terms of the executive’s employment agreement, and generally include base salary and benefits continuation for the same period of time following the executive’s termination of employment that the executive is subject to a non-competition restriction.

7. Other Benefits and Perquisites

Other benefits and perquisites for our executives may consist of the participation in the supplemental pension plans described above and participation in a leadership life insurance program in lieu of basic life insurance. While we believe that perquisites should be a minor part of executive compensation, we recognize the need to provide our executive officers with certain perquisites that are reasonable and consistent with our overall compensation program. The Committee periodically reviews the benefits and perquisites provided to executive officers.

Determining Compensation for our Named Executive Officers

President and Chief Executive Officer—Craig O. Morrison

At the beginning of 2010, Mr. Morrison recommended annual goals and objectives for the organization. The goals included a global MSC Segment EBITDA target, a cash flow from operations target, Environmental Health and Safety (EH&S) and compliance goals, the implementation of productivity and six sigma goals, specific actions relating to people and organization matters, and the development and execution of specific development plans for high growth businesses, and the prioritization of strategic alternatives. These goals supported both critical short-term objectives and long-term value creation and were discussed by MSC’s full Board of Directors and subsequently approved by the MSC Committee. Under the 2010 MSC ICP, Mr. Morrison’s incentive was tied to the achievement of the global MSC Segment EBITDA target, the EH&S target and the cash flow target.

MSC posted record results in 2010 since the Hexion Formation, despite only modest economic recovery, as MSC exceeded the 2010 MSC ICP EBITDA target by 23%. The cash flow target was also exceeded by 15% but the global EH&S target was not met. While a 4% improvement was made in the safety metrics, the 10% corporate improvement objective for 2010 was not achieved. The MSC Committee determined that Mr. Morrison’s leadership was critical to the development of a comprehensive long term strategic business plan to ensure the continued growth and success of the business. Mr. Morrison led the business and functional leaders in the development of several strategic alternatives, with specific implementation plans. In addition, Mr. Morrison continued to drive Six Sigma and a strong focus on achieving productivity savings. Six Sigma projects focused on working capital, EBITDA growth and margin over material improvement. The MSC Committee also determined Mr. Morrison’s leadership was instrumental in the successful completion of the Momentive Combination which will provide a platform for continued growth while allowing for reduced administrative costs. Under the 2010 MSC ICP, given MSC’s record performance and the achievement of our goals, Mr. Morrison received a $1,409,800 payment, as a result of exceeding MSC Segment EBITDA and cash flow targets. No amounts were paid under the MSC EH&S target, as the target was not met.

In recognition of his accomplishments, the MSC Committee awarded Mr. Morrison a discretionary bonus of $3,250,000. In determining the amount of this award the MSC Committee took into consideration the factors mentioned above as well as the fact that, dating back to 2008, Mr. Morrison had declined cash awards to which he was otherwise entitled.

Under the 2009 LTIP, in which Mr. Morrison participates, the relevant performance targets were achieved at December 31, 2010 giving Mr. Morrison an incentive payment of 300% of his January 1, 2009 base salary. One-half of the target award vested on January 1, 2011 and was paid in April 2011. The remaining one-half will vest on January 1, 2012, provided Mr. Morrison is still employed by MSC.

Executive Vice President and Chief Financial Officer—William H. Carter

Mr. Carter’s 2010 goals included improvement of liquidity and enhancements to the MSC’s capital structure as well as supporting MSC’s strategic planning process and implementation of key strategic objectives. In addition, Mr. Carter’s goals included a continued focus on optimizing the MSC’s finance function and reporting processes as well as continued enhancements to the MSC’s internal controls with system implementations and projects.

As noted above, MSC exceeded its 2010 MSC ICP EBITDA and the MSC Committee determined that Mr. Carter’s leadership was a factor in MSC exceeding its cash flow target. Under Mr. Carter’s direction MSC successfully extended the maturity of $959 million of its Senior Secured Credit Facility term loans and issued $1 billion of aggregate principle senior secured notes which were used to repay certain term loans, which provided incremental liquidity and extended maturities. Further, Mr. Carter led the refinancing of $533 million of MSC’s senior secured fixed rate notes, which effectively extended maturities on the notes by six years. Also, with his support and direction as part of its strategic plan MSC successfully divested certain of its non-core assets with the sale of its Inks and Adhesives Resins business in January 2011. The MSC Committee also determined Mr. Carter was instrumental in the successful completion of the Momentive Combination which will provide a platform for continued growth while allowing for reduced administrative costs. Under the 2010 MSC ICP, given MSC’s record performance and the achievement of goals, Mr. Carter received a $737,648 payment, as a result of exceeding MSC Segment EBITDA and cash flow targets. No amounts were paid under the MSC EH&S portion, as the targets were not met. The amount of his award was prorated to represent a 70% target for the first three quarters of 2010 and an 80% target or the fourth quarter of 2010.

In recognition of his accomplishments, the MSC Committee awarded Mr. Carter a discretionary bonus of $1,750,000. In determining the amount of this award the MSC Committee took into consideration the factors mentioned above as well as the fact that, dating back to 2008, Mr. Carter had declined cash awards to which he was otherwise entitled. In October, the MSC Committee increased Mr. Carter’s incentive compensation target from 70% to 80% of base salary to reflect his increased responsibilities as Chief Financial Officer and the increased size and scope of the financial operations he has been asked to head. Mr. Carter also received a salary merit increase in April 2011.

Under the 2009 LTIP, in which Mr. Carter participates, the relevant performance targets were achieved at December 31, 2010. Mr. Carter’s target award under this plan is 300% of his January 1, 2009 base salary. One-half of the target award vested on January 1, 2011 and was paid in April 2011. The remaining one-half will vest on January 1, 2012, provided Mr. Carter is still employed by MSC.

Executive Vice President and President- Epoxy, Phenolic & Coating Resins Division—Joseph P. Bevilaqua

Mr. Bevilaqua’s 2010 goals were focused upon the achievement of MSC and division EBITDA targets, division cash flow and EH&S targets, productivity goals including six sigma projects and strategic business review goals. The MSC Committee determined that Mr. Bevilaqua’s leadership of the Epoxy & Phenolic Resins Division resulted in significant financial improvement. The division exceeded its 2010 ICP Segment EBITDA and cash flow targets by over 30%. Mr. Bevilaqua’s focus on plant and operational safety led to the achievement of the division EH&S goal. Mr. Bevilaqua was successful in implementing productivity objectives, driving the implementation of six sigma deeper into the division, and creating a phased divisional growth strategy. Under the 2010 ICP, as a result of MSC’s and his division’s performance, and the achievement of MSC and division Segment EBITDA, cash flow, EH&S goals, Mr. Bevilaqua received a $771,250 payment, which was prorated to represent 70% of his pre-October salary for the first three quarters of 2010 and 80% of his new base salary for the fourth quarter of 2010.

In October 2010, Mr. Bevilaqua’s base salary was increased to $550,000 per year and his incentive target percent was increased from 70% to 80% in recognition of his accomplishments and to reflect the increased size and scope of the Epoxy & Phenolic Resins Division to include operations formerly in our Coatings reporting unit.

Under the 2009 LTIP, in which Mr. Bevilaqua participates, the relevant performance targets were achieved at December 31, 2010. Mr. Bevilaqua’s target award under this plan is 300% of his January 1, 2009 base salary. One-half of the target award vested on January 1, 2011 and was paid in April of 2011. The remaining one-half will vest on January 1, 2012, provided Mr. Bevilaqua is still employed by MSC.

MSC has an agreement with Mr. Bevilaqua relating to his international assignment, which is described in the Narrative to the Summary Compensation Table. The additional allowances that he receives as part of his international assignment in The Netherlands were not impacted by the 10% base salary reduction that went into effect for the Senior Leadership Team in April 2009.

Executive Vice President Human Resources—Judith A. Sonnett

Ms. Sonnett’s goals for 2010 were similar to those of Mr. Morrison’s and Mr. Carter’s, described above, but in addition she had goals focused on MSC’s achievement of recruiting over 800 positions globally during the year to secure the intellectual capital necessary to drive growth. In addition, she was instrumental in driving MSC’s implementation of development planning for over 80% of the top 3 levels of the organization, creating a People and Organizational Development plan for the Asia Management Team, and over 300 developmental moves and promotions internally with our associates. Finally, Ms. Sonnett was responsible for HR-related cost savings initiatives to help MSC meet its cash flow targets under the annual incentive plan. The MSC Committee also determined that Ms. Sonnett’s leadership was a significant contributor to goals focused on MSC’s global organizational design changes with minimal business disruption, reducing pension liabilities while harmonizing benefits within countries, as well as a global in depth review of talent and succession planning, all of which were successfully completed. Ms. Sonnett will continue to play a key leadership role during the integration of the Momentive Combination, which will provide a platform for continued growth. Under the 2010 ICP, given MSC’s performance and the achievement of goals, Ms. Sonnett received a $336,981 payment, as a result of exceeding MSC Segment EBITDA and cash flow targets. No amounts were paid under the MSC EH&S portion, as the targets were not met. The amount of her award was prorated to represent 60% of her pre-October base salary for the first three quarters of 2010 and 60% of her new base salary for the fourth quarter of 2010.

In October 2010, Ms. Sonnett’s base salary was increased to $400,000 in recognition of her accomplishments and to reflect her increased responsibilities as the leader of Human Resources, and the increased size and scope of the functional area she has been asked to lead.

Under the 2009 LTIP, in which Ms. Sonnett participates, the relevant performance targets were achieved at December 31, 2010. Ms. Sonnett’s target award under this plan is 300% of her January 1, 2009 base salary. One-half of the target award vested on January 1, 2011 and was paid during April 2011. The remaining one-half will vest on January 1, 2012, provided Ms. Sonnett is still employed by MSC.

In April 2010, one-half of the restricted stock units awarded to Ms. Sonnett in 2007 became vested. These units will not be distributed to her until her termination from MSC.

Executive Vice President and President—Forest Products Division—Dale N. Plante.

Mr. Plante’s 2010 goals were focused upon the achievement of division EBITDA, cash flow and working capital targets, EH&S targets, productivity and six sigma goals. In addition, Mr. Plante’s goals included product compliance and development initiatives and strategy. Mr. Plante’s division exceeded its EBITDA target by 3% in a continued depressed housing and construction market, a key driver of the division’s results. Although only 89% of the division’s cash flow target was achieved, the MSC Committee recognized Mr. Plante’s focused efforts to manage cash given raw material price increases and the resulting increased investment in working capital. Mr. Plante aggressively pursued Six Sigma projects which delivered significant savings as well as the completion of MSC’s new Montenegro, Brazil facility, which expanded MSC’s capacity in a key Latin America growth region. In addition, Mr. Plante has conducted a thorough review of the business globally; optimized the plant network, and identified potential acquisition targets for growth. Finally, Mr. Plante has also done a complete organizational review and made the necessary decisions to position the business for future success. In recognition of his accomplishments, Mr. Plante received a merit increase in base salary in April 2011.

Under the 2009 LTIP in which Mr. Plante participates, the relevant performance targets were achieved at December 31, 2010. Mr. Plante’s target award under this plan is $640,380. One-half of the target award vested on January 1, 2011 and was paid during April 2011. The remaining one-half will vest on January 1, 2012, provided Mr. Plante is still employed by MSC.

Under the 2010 MSC ICP, given MSC’s and his division’s performance, Mr. Plante received a $252,867 payment, as a result of the Forest Products Division exceeding Segment EBITDA targets and MSC exceeding MSC Segment EBITDA targets. No amounts were paid under the MSC EH&S portion, as the target was not met.

Summary Compensation Table—Fiscal 2010

The following table presents information about the compensation of our CEO, Chief Financial Officer, and our three next most highly compensated executive officers at December 31, 2010, whom we collectively refer to as our Named Executive Officers, for the year ended December 31, 2010. Our Named Executive Officers are employed by MSC and throughout 2010 received compensation and benefits solely from MSC under its benefit plans. Even though Momentive was formed on October 1, 2010, compensation information included herein reflects all compensation earned in 2010 by our Named Executive Officers from MSC since the beginning of the year.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Options Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (1) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2) (h)	All Other Compensation ($) (3) (i)	Total ($) (j)
Craig O. Morrison	2010	906,250	3,250,000	—	—	4,034,800	33,839	7,350	8,232,239
President and Chief Executive Officer

William H. Carter	2010	659,241	1,750,000	—	—	2,696,534	46,601	12,250	5,164,626
Executive Vice President and Chief Financial Officer

Joseph P. Bevilaqua	2010	510,577	—	—	—	2,271,250	14,432	520,051	3,316,310
Executive Vice President, President, Epoxy, Phenolic and Coating Resins Division—MSC

Judith A. Sonnett	2010	363,738	—	—	—	1,397,781	13,706	9,800	1,785,025
Executive Vice President, Human Resources

Dale N. Plante	2010	316,038	—	—	—	893,247	59,975	39,543	1,308,803
Executive Vice President, President, Forest Products Division—MSC

1.	The amounts shown in column (g) reflect the amounts awarded under MSC’s 2010 ICP and 2009 LTIP. The material terms of the 2010 ICP and 2009 LTIP are described in detail within the Compensation Discussion & Analysis above. Amounts are reflected in column (g) for the 2009 LTIP since the relevant performance measures were achieved by the end of 2010; however, half of the earned award under the 2009 LTIP is payable to the Named Executive Officer in 2011 with the remainder payable in 2012, provided the employee is still employed by MSC at that time. The aggregate amounts earned for each Named Executive Officer under the 2009 LTIP are: Morrison—$2,625,000; Carter—$1,958,886; Bevilaqua—$1,500,000; Sonnett—$1,060,800; and Plante—$640,380.

2.	The amounts shown in column (h) reflect the actuarial increase in the present value of each Named Executive Officers’ benefits under the MSC Pension Plan and MSC Supplemental Pension Plan. For Mr. Plante, the amount also reflects the actuarial increase in the present value for benefits under the MSC Canada Employees’ Retirement Income Plan.

3.	The amounts shown in column (i) include company matching contributions and annual retirement contributions to MSC’s Retirement Savings Plan. For Mr. Plante, these matching contributions totaled $21,983. For Mr. Bevilaqua, the amount shown includes allowances for international assignment of $512,701, which includes goods and services allowances of $57,700 and payment of Dutch income taxes on Mr. Bevilaqua’s U.S. salary of $282,575. Also included in Mr. Bevilaqua’s international assignment compensation are tax gross-ups of $107,693.

Narrative to the Summary Compensation Table

Messrs. Morrison and Carter, and Ms. Sonnett are employed by MSC and began providing executive services to MPM on October 1, 2010 pursuant to the terms of the Shared Services Agreement, which is described in the Compensation Discussion and Analysis section above. Messrs. Morrison and Carter and Ms. Sonnett also provide services to Momentive but do not receive additional compensation related to these services. Messrs. Bevilaqua and Plante are employed by MSC and provide services solely to MSC and its subsidiaries. The compensation set forth in this table for our executives is shown regardless of the cost allocations of any compensation amounts between MSC and MPM under the Shared Services Agreement.

MSC has an employment agreement with Mr. Morrison which includes an agreement not to compete for 18 months following termination of employment, a one-year non-solicitation agreement and a confidentiality agreement. In the event that Mr. Morrison’s employment is terminated by the Board of Directors without cause or Mr. Morrison resigns for good reason, he is entitled, under this agreement, to base salary continuation and benefit continuation during the term of his non-compete agreement.

MSC has an employment agreement with Mr. Carter which includes an agreement not to compete for two years following termination of employment, a one-year non-solicitation agreement and a confidentiality agreement. In the event that Mr. Carter’s employment is terminated without cause or he resigns for good reason, he is entitled, under this agreement, to base salary continuation and benefit continuation during the term of his non-compete agreement.

MSC has an agreement with Mr. Bevilaqua relating to his international assignment, which began in November 2008. The additional compensation that he receives as part of his international assignment in The Netherlands was not impacted by the 10% base salary reduction that went into effect for the Senior Leadership Team in April 2009 as they are related to his additional living expenses in the Netherlands. This additional compensation is directly related to additional expenses Mr. Bevilaqua incurs as a result of his international assignment including tax preparation assistance, up to $25,000 per year for family travel while he remains on assignment, relocation and repatriation expenses, a housing allowance of up to $5,000 per month, a monthly goods and services allowance of $4,800 to compensate for the difference in the cost of living internationally and payment of Dutch taxes on his U.S. paid salary. He is also provided with a vehicle under MSC’s European Automobile Policy. Upon the completion of his international assignment, MSC will seek to offer a suitable alternative position to Mr. Bevilaqua in the U.S., and will pay to relocate him back to the U.S. even if no such position is available. Upon repatriation, MSC will provide 60 days of temporary housing and $2,500 for expenses. This agreement can be terminated upon three months notice by either party. In the event that the agreement is terminated by MSC prior to the end of its term, MSC will pay repatriation expenses and other unavoidable expenses incurred as a result of the termination, for up to three months following repatriation. MSC’s employment agreement with Mr. Bevilaqua includes an agreement not to compete with MSC for 18 months following termination, a one-year non-solicitation agreement and a confidentiality agreement. In the event that Mr. Bevilaqua’s employment is terminated without cause by MSC or he resigns for good reason, he is entitled, under this agreement, to base salary continuation and benefit continuation during the term of his non-compete agreement.

Mr. Plante’s terms of employment provide him with eighteen months of severance in the event his employment is terminated though no fault of his own. If such an event occurs prior to August 2013, MSC has agreed to pay the cost of relocating Mr. Plante and his family back to Canada under MSC’s U.S relocation policy. Mr. Plante is provided a lump sum of $7,000 per year through December 2013 for his immediate family members to travel between Canada and the U.S. In addition, MSC will reimburse the cost of travel for Mr. and Mrs. Plante for bereavement leave related to immediate family members.

MSC has also agreed to pay to Mr. Plante’s account an additional 2% annual company matching contribution in a yet-to-be established supplemental plan, for the period January 1, 2009 through April 1, 2009 and May 1, 2010 through the date of inception of the plan. This additional match is intended to compensate Mr. Plante for the reduced company matching contribution percentage in the U.S. Savings Plan compared to the Canadian plan in which he previously participated.

Under his terms of employment, tax preparation services will be provided to Mr. Plante for 2009-2010. Mr. Plante has an agreement not to compete and not to solicit MSC employees for one year following termination for any reason, and a confidentiality agreement.

MSC’s 2009 Cash-Based Long Term Incentive Plan

MSC’s 2009 LTIP contains two financial performance measures in order to trigger vesting of an award. The first measure is a cost reduction target of $60 million with a measurement period of July 2009 through December 2010. The second measure was an annual MSC Segment EBITDA achievement target of $550 million with a measurement period that began after December 2009 and ran until the calendar year in which the target was achieved. The cost reduction target was achieved in 2009 and the MSC Segment EBITDA achievement target was achieved in 2010. One-half of the participants’ awards vested January 1, 2011 and was paid in April 2011 with the remaining one-half vesting in January 2012, subject to the participants continued employment with MSC.

Additional information on amounts reported in the Summary Compensation Table, including payouts under the MSC 2010 ICP, is covered in detail for each Named Executive Officer within the Compensation Discussion & Analysis above.

Grants of Plan-Based Awards—Fiscal 2010

The following table presents information about grants of awards during the year ended December 31, 2010 under MSC’s 2010 Annual Incentive Compensation Plan (“2010 ICP”)

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)
Craig O. Morrison
2010 ICP	—	190,000	950,000	1,900,000
William H. Carter
2010 ICP	—	99,413	497,067	994,135
Joseph P. Bevilaqua
2010 ICP	—	19,281	385,625	771,250
Judith A. Sonnett
2010 ICP	—	45,415	227,076	454,152
Dale N. Plante
2010 ICP	—	11,655	233,100	466,200

Narrative to Grants of Plan-Based Awards Table

2010 Annual Incentive Compensation Plan

MSC’s 2010 ICP used three performance metrics: Segment EBITDA, an Environmental Health and Safety (EH&S) OIIR statistic and Cash Flow targets. Segment EBITDA is defined as earnings before interest, income taxes, depreciation and amortization (EBITDA) that is adjusted to exclude certain non-cash or non-recurring expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Segment EBITDA to Net Loss.” Cash flow encompasses EBITDA, net trading capital improvement and/or usage, capital spending and interest paid along with other smaller operating cash flow items such as income taxes paid and pension contributions. Minimum, target and maximum goals were established for each division and for global MSC for both EBITDA and cash flow targets. The minimum threshold for an incentive payout under the segment EBITDA measure was established at 89.3% of the target and the maximum payout was established at 110.7% of the target. The EBITDA and cash flow measurements act independently such that a payout of one element is possible even if the minimum target threshold for the other is not achieved.

Consistent with past MSC plan designs, 10% of the 2010 ICP was based on achievement of an Environmental Health and Safety (“EH&S”) goal. The EH&S target was measured based upon achievement of a target occupational illness and injury rate (“OIIR”). The MSC EH&S target for 2010 was an OIIR of .83. This goal represented a 10% improvement over prior year actual. Any payout on achievement of an EH&S target was contingent upon the achievement of the Segment EBITDA target.

Each Named Executive Officer’s incentive target award was based on a percentage of his or her base salary. All executives had 50% of their annual incentive compensation tied to annual MSC or Division Segment EBITDA, 10% tied to EH&S goals and 40% tied to MSC or division cash flow targets. Additional information on the 2010 ICP targets, performance components and weightings for each of our Named Executive Officers can be found in the Compensation Discussion and Analysis section of this prospectus.

Outstanding Equity Awards at Fiscal 2010 Year-End

The following table presents information about outstanding and unexercised options and outstanding and unvested stock awards held by our Named Executive Officers at December 31, 2010. The securities underlying the awards were granted under the MSC 2004 Stock Plan and the MSC 2007 Long-Term Plan. See the Narrative below for a discussion of these plans and the vesting conditions applicable to the awards.

	Options Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c) (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h) (1)
Craig O. Morrison
2004 Stock Plan Tranche A	301,514	—	—	6.22	8/12/2014	—	—
2004 Stock Plan Tranche B	—	301,514	—	6.22	8/12/2014	—	—

William H. Carter
2004 Stock Plan Tranche A	241,211	—	—	6.22	8/12/2014	—	—
2004 Stock Plan Tranche B	—	241,211	—	6.22	8/12/2014	—	—

Joseph P. Bevilaqua
2004 Stock Plan Tranche A	100,504	—	—	6.22	8/12/2014	—	—
2004 Stock Plan Tranche B	—	100,504	—	6.22	8/12/2014	—	—

Judith A. Sonnett
2007 Long-Term Plan Options (with performance conditions)	—	—	18,000	10.81	4/30/2015	—	—
2007 Long-Term Plan 4 Year Vest RSUs	—	—	—	—	—	3,000	14,550

Dale N. Plante
2007 Long-Term Plan Options (with performance conditions)	—	—	15,000	10.81	4/30/2015	—	—

(1)	Since our equity is not publicly traded, there is no closing market price at the completion of the fiscal year. The market values shown in column (h) are based on the year-end value as determined by our Board for management equity transaction purposes.

Narrative to Outstanding Equity Awards Table

At the time of the Momentive Combination, all outstanding equity-based awards that covered common units of MSC Holdings were converted on a one-for-one basis to cover units of Momentive. The outstanding options held by Messrs. Morrison, Carter and Bevilaqua were granted under MSC’s 2004 Stock Incentive Plan (the “2004 Stock Plan”) and cover our equity securities. The “Tranche A” options reported in the table above vested over five years and are fully vested as of December 31, 2010. The “Tranche B” options reported in the table are designed to vest on the eighth anniversary of the grant date (August 2004) but are subject to accelerated vesting in connection with a change in control of MSC Holdings, if specified internal rates of return for MSC Holdings’ investors and target EBITDA levels are met. Since the specified rates of return have already been achieved, if a sale occurs, the options would vest six months after the date of a sale of MSC Holdings (or upon a termination of the optionee’s employment by MSC without cause or by the optionee for good reason during this six-month period). Definitions of specific terms used above in relation to vesting of options are found in the 2004 Stock Plan or the agreement that evidences the individual award.

In addition to the options shown above, Messrs. Morrison, Carter and Bevilaqua have deferred compensation which is held in the form of deferred stock units (Morrison—241,211 units; Carter—192,969 units; Bevilaqua—80,403 units). The deferred stock units will be distributed upon termination of employment or retirement and are not shown in the table above.

The outstanding options and restricted unit awards held by Ms. Sonnett and outstanding options held by Mr. Plante at year-end were granted under MSC’s 2007 Long-Term Plan and cover our equity securities. The option awards vest only if our principal shareholder realizes certain internal rates of return on its MSC Holdings investment in a sale or other transfer to independent third parties of a majority interest in MSC Holdings. The restricted unit awards vest 100% on the third or fourth anniversary of the grant date, which was April 2007, or, upon a change in control event (as defined in the 2007 Long-Term Plan). Vested units will be distributed to the participants upon termination of employment with MSC.

The MSC Compensation Committee administers all long-term equity plans described above. As is customary in incentive plans of this nature, the terms of outstanding awards under the plans are subject to adjustment upon the occurrence of certain corporate events affecting the securities underlying the award.

Option Exercises and Stock Vested—Fiscal 2010

The following table presents information on vesting of certain of our stock awards during the year ended December 31, 2010.

	Options Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (b)	Value Realized on Exercise (c) (1)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Craig O. Morrison	—	—	—	—
William H. Carter	—	—	—	—
Joseph P. Bevilaqua	—	—	—	—
Judith A. Sonnett
2007 Long-Term Plan 3 Year Vest RSUs	—	—	3,000	4,680
Dale N. Plante	—	—	—	—

Pension Benefits—2010

The following table presents information regarding the present value of accumulated benefits that may become payable to each of the Named Executive Officers under MSC’s qualified and nonqualified defined-benefit pension plans as of December 31, 2010. The amounts shown in the table for each participant represent the present value of the annuitized benefit under the plan and does not represent the actual cash balance of a participant’s account. For a discussion of the assumptions applied in calculating the benefits reported in the table above, please see Note 13 to our historical audited consolidated financial statements appearing elsewhere in this prospectus.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Craig O. Morrison	MSC U.S. Pension Plan	8.75	99,586	—
	MSC Supplemental Pension Plan	8.75	400,898	—

William H. Carter	MSC U.S. Pension Plan	15.75	193,848	—
	MSC Supplemental Pension Plan	15.75	527,957	—

Joseph P. Bevilaqua	MSC U.S. Pension Plan	8.75	95,383	—
	MSC Supplemental Pension Plan	8.75	121,322	—

Judith A. Sonnett	MSC U.S. Pension Plan	12.17	133,807	—
	MSC Supplemental Pension Plan	12.17	78,956	—

Dale N. Plante	MSC Canada Pension Plan	29.70	233,889	—
	MSC U.S. Pension Plan	29.70	5,531	—
	MSC Supplemental Pension Plan	29.70	6,781	—

Narrative to Pension Benefits Table

MSC Pension Plans and MSC Supplemental Pension Plan

The benefits associated with the MSC Pension Plan and the MSC Supplemental Plan were frozen June 30, 2009 and January 1, 2009, respectively. Although participants will continue to receive interest credits under the plan, no additional compensation will be credited. The MSC U.S. Pension Plan covered U.S. employees who work in locations and/or business units to provide benefit credits equal to 3% of earnings to the extent that this credit does not exceed the Social Security wage base for the year plus 6% of eligible earnings in excess of the social security wage base.

The MSC Supplemental Pension Plan provides non-qualified pension benefits in excess of the qualified pension plans. The benefit calculation is the same as the qualified MSC Pension Plans but the formula is only applied to compensation above the federal limits for qualified plans. The benefits are unfunded and paid from MSC’s general assets upon the associates’ termination of employment. Under both the MSC U.S. Pension Plan and Supplemental Pension Plan, eligible earnings include annual incentive awards that are paid currently, but exclude any long-term incentive awards. Benefits for service through December 31, 1986 are based on the plan formula then in effect and have been converted to opening balances in the plan. Both opening balances and benefit credits receive interest credits at one-year Treasury bill rates until the participant begins to receive benefit payments. The interest rate that was determined under the plan for fiscal 2010 was 0.31%. Participants vest after the completion of three years of service.

Effective July 1, 2009 as a replacement for the benefits under the frozen MSC Pension Plans, participants in the Savings Plan (described below) are eligible for an annual retirement contribution based on years of service. Participants in the Savings Plan begin vesting in the company matching contributions after two years of service and are fully vested after five years of service, and the annual retirement contributions (between 2% and 7%) are vested after three years of service. The annual retirement contributions to the Savings Plan are reflected in column (i) in the Summary Compensation table.

MSC Canada Pension Plan

The Momentive Specialty Chemicals Canada Employees Retirement Income Plan (“MSC Canada Pension Plan”) is a non-contributory defined benefit plan covering eligible Canadian employees. An employee is eligible to participate and vest in the Plan after two years of service with benefits retroactive back to date of hire. A participant’s years of service and salaries determine the benefits earned each year.

MSC U.S. Retirement Savings Plan (“Savings Plan”)

The Savings Plan, which is a defined contribution plan, covers MSC’s U.S. employees. This plan allows eligible employees, including our five Named Executive Officers, to make pre-tax contributions from 1% to 15% of eligible earnings for highly compensated employees and 25% for all other employees up to the federal limits for qualified plans. Those employees are also eligible to receive matching contributions from MSC at 100% on contributions of up to 5% of eligible earnings. Additional company contributions may be made if MSC achieves specified annual financial measures established at the beginning of the plan year. The company matching contributions were suspended for all participants effective April 1, 2009 through the end of 2009. The MSC Committee voted in January 2010 to resume the company matching contributions to the Savings Plan beginning May 1, 2010. Company matching contributions are reflected in column (i) in the Summary Compensation table.

Nonqualified Deferred Compensation—2010

The following table presents information on contributions to, earnings accrued under and distributions from MSC’s non tax-qualified defined contribution and other nonqualified deferred compensation plans. MSC has two non tax-qualified deferred compensation plans: the MSC ESPP and the MSC 2004 Deferred Compensation Plan, described below. Effective January 1, 2009, the benefits provided by MSC and all participant contributions under the ESPP were frozen.

Name (a)	Executive Contributions in Last FY ($) (1) (b)	Registrant Contributions in Last FY ($)(1) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Craig O. Morrison
ESPP	—	—	20,455	—	853,496
2004 DC Plan	—	—	—	—	1,169,875

William H. Carter
ESPP	—	—	39,183	—	1,634,940
2004 DC Plan	—	—	—	—	935,900

Joseph P. Bevilaqua
ESPP	—	—	8,023		334,771
2004 DC Plan	—	—	—	—	389,958

Judith A. Sonnett
ESPP	—	—	1,832	—	76,459

Dale N. Plante	—	—	—	—	—

MSC U.S. Executives’ Supplemental Pension Plan (“ESPP”)

Effective January 1, 2009, the benefits associated with the ESPP plan were frozen. This plan provided supplemental retirement benefits and voluntary employee deferral opportunities at the point that the terms of the Savings Plan are restricted by federal qualified plan compensation limits. The ESPP benefits are unfunded and paid from MSC’s general assets upon the associate’s termination of employment with MSC. Earnings are credited to the participant’s accounts at a floating rate equivalent to a fixed income fund of the Savings Plan, as selected by MSC. Earnings are credited to the participant’s account until the participant begins to receive benefit payments.

MSC 2004 Deferred Compensation Plan (“2004 DC Plan”)

In 2004, in connection with the acquisition of MSC by Apollo, Messrs. Morrison, Carter and Bevilaqua deferred the receipt of compensation and were credited with a number of deferred stock units in Hexion LLC (Morrison—241,211 units; Carter—192,969 units; Bevilaqua—80,403 units). At the time of the Momentive Combination, the deferred stock units were converted to units of the Company. These deferred stock units are held pursuant to the 2004 DC Plan and will be distributed upon their termination of employment or retirement.

Potential Payments Upon Termination of Employment

The following table and narrative describe payments our Named Executive Officers would have received had the individual’s employment with MSC been terminated at December 31, 2010.

Name	Cash Severance ($)	Continued Health Benefits ($)	Outplacement Services Allowance ($)
Craig O. Morrison	1,425,000	26,794	25,000
William H. Carter	1,371,200	19,674	25,000
Joseph P. Bevilaqua	825,000	14,472	25,000
Judith A. Sonnett	400,000	—	25,000
Dale N. Plante	499,500	18,399	25,000

Upon a termination of the executive’s employment with MSC for any reason, we would distribute to Messrs. Morrison, Carter and Bevilaqua the common units credited to them under the 2004 DC Plan (Morrison—241,211; Carter—192,969; Bevilaqua—80,403) as well as payment of benefits under the MSC Supplemental Pension Plan, as described in the Nonqualified Deferred Compensation table above. MSC Holdings has given these executives a right to require MSC Holdings or the Company to purchase their common units, and any units acquired upon the exercise of vested options, at fair value following their separation from MSC, if MSC or MSC Holdings has not consummated an initial public offering. Following their termination of employment with MSC for any reason, Messrs. Morrison, Carter, Bevilaqua, Sonnett and Plante would also receive payment of their pension benefits under MSC’s Pension and Supplemental Pension plans set forth in the Pension Benefits table, above.

As noted above in the Narrative to the Outstanding Equity Awards Table, our Named Executive Officers may also be entitled to accelerated vesting of their outstanding equity awards under the 2004 Stock Plan and 2007 Long-Term Plan upon the occurrence of certain corporate transactions. Please see the Narrative to the Outstanding Equity Awards Tables above for additional information on the outstanding awards held by our Named Executive Officers at December 31, 2010 and the terms of these awards. There was no value in any of the stock options held by our Named Executive Officers at December 31, 2010 as the option exercise prices all exceeded the year-end unit value.

Ms. Sonnett holds 3,000 restricted stock units under the 2007 Long-Term Plan which are vested as of December 31, 2010, and which would be distributed to her upon termination of her employment with MSC. The aggregate value of the vested restricted stock units is $14,550 as of December 31, 2010. Ms. Sonnett also holds 3,000 restricted stock units under the 2007 Long-Term Plan which are not yet vested. The aggregate value of the unvested units is $14,550 at December 31, 2010.

The cash severance shown in the table above is based upon the executive’s employment agreement with MSC, where applicable and as described in the Narrative to the Summary Compensation Table, or reflects the terms of MSC’s severance guidelines in place on December 31, 2010. The severance amount shown for Ms. Sonnett is the low end of the range of severance for which she would be eligible under corporate severance guidelines, in light of her position and her length of service to MSC.

Please see the narrative to the Summary Compensation table section above for a discussion of how the foregoing payments and benefits were determined.

Director Compensation—Fiscal 2010

The table below summarizes the compensation paid to non-employee Directors for the year ended December 31, 2010.

Name (a)	Fees Earned or Paid in Cash (b) (1)	Stock Awards (c)	Option Awards (#) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation (#) (g)	Total ($) (h)
Joshua J. Harris	115,500	—	—	—	—	—	115,500
Scott M. Kleinman	131,500	—	—	—	—	—	131,500
Marvin O. Schlanger	120,500	—	—	—	—	—	120,500
David B. Sambur	22,750	—	—	—	—	—	22,750
Robert V. Seminara	61,250	—	—	—	—	—	61,250
Jordan C. Zaken	64,250	—	—	—	—	—	64,250
Stanly Parker	88,000	—	—	—	—	—	88,000
William H. Joyce	63,250	—	—	—	—	—	63,250
Robert Duffy	41,500	—	—	—	—	—	41,500
L. Kenneth Cordell	60,250	—	—	—	—	—	60,250
Jonathan Rich	22,750	—	—	—	—	—	22,750

(1)	Prior to our formation in October 2010, Messrs. Harris, Kleinman, Zaken, Seminara and Schlanger were directors of MSC and Messrs. Harris, Kleinman, Parker, Joyce, Duffy, Schlanger, Cordell and Rich were directors of MPM Holdings. The compensation set forth in this table is shown for the full year 2010 and includes the fees we paid our directors for the fourth quarter of 2010 as well as the fees they were paid for services to our subsidiaries, MSC and MPM Holdings, during the first three quarters of 2010. The fees attributable to their service on MPM Holdings’ Board of Managers during the fourth quarter of 2010 are: Harris—$20,750, Kleinman—$22,750, Parker—$20,750, Joyce—$22,750, Duffy—$20,750, Schlanger—$22,750, Cordell—$18,750, Rich—$22,750, Seminara— $22,750, Zaken—$24,750 and Sambur—$22,750.

Narrative to Directors’ Compensation Table

For the first three quarters of 2010, our non-employee directors were paid under the director compensation programs of our subsidiaries. At the time of Momentive’s formation, it adopted a compensation program for our non-employee directors that provides for an annual cash retainer of $75,000, paid quarterly, and a fee of $2,000 for each board and committee meeting attended in person. Fifty percent of the meeting fee is paid for board and committee meetings attended by teleconference. Director fees are funded by our operating subsidiaries through the payment to us of dividends.

Directors who are also employees of our subsidiaries receive no additional compensation for their services as Directors. Directors are eligible to receive equity-based awards from time to time on a discretionary basis.

At December 31, 2010, certain of our directors held one or more options to purchase the following common units of the Company: Harris—163,850, Kleinman—163,850, Schlanger—355,470, Seminara—28,141, Cordell—77,103, Joyce—77,103, Parker—77,103, Rich—2,891,385, and Zaken—28,141. All of the options held by Messrs. Schlanger, Cordell, Joyce, Parker, and Zaken are fully vested. Of the options held by Dr. Rich at year-end, 963,795 were vested. The remainder of Dr. Rich’s options vest upon the achievement of certain investment returns by Apollo on its MPM Holdings investment. Of the options held by Messrs. Harris and Kleinman at year-end, 135,709 were fully vested. The remainder of Messrs. Harris and Kleinman’s options and all of Mr. Seminara’s options vest and are automatically exercised upon an initial public offering of the Company.

In February 2011, each of our directors was granted a vested option to purchase 50,000 common units under the 2011 Equity Incentive Plan.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 1, 2011 by:

•	each of our directors and executive officers;

•	all directors and executive officers as a group; and

•	each person known by us to beneficially own more than 5% of our outstanding common stock.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after April 1, 2011. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Applicable percentage ownership is based on                  shares of common stock outstanding as of             , 2011, assuming conversion of all outstanding shares of our preferred stock into common stock upon the completion of this offering, but does not reflect the exercise of any options to purchase common stock. For the purposes of the table below, we have assumed that shares of common stock will be outstanding upon completion of this offering.

Name	Number Prior to This Offering	Percentage Prior to this Offering	Percentage After this Offering
Apollo Funds (1)	249,755,890	89.5%
GE Capital Equity Investments, Inc. (2)	25,491,297	8.9
Scott Kleinman (3)(4)	213,850	*
Jordan C. Zaken (3)(4)	78,141	*
David B. Sambur (3)(4)	50,000	*
L. Kenneth Cordell (4)(8)	127,103	*
Robert Duffy (9)	—	*
Joshua J. Harris (3)(4)	213,850	*
William H. Joyce (4)(10)	127,103	*
Stanly Parker (3)(4)	127,103	*
Jonathan D. Rich (7)	1,495,692	*
Robert V. Seminara (3)(4)	78,141	*
Marvin O. Schlanger (11)	1,027,068	*
Craig O. Morrison (4)(5)	301,514	*
William H. Carter(4)(5)	241,211	*
Joseph P. Bevilaqua (4)(6)	100,504	*
Dale N. Plante (5)	—	*
Judith A. Sonnett (5)(12)	6,000	*
Executive officers and directors as a group (22 persons) (13)	4,912,280	1.8

*	Less than 1.0%.

(1)	Includes (i) 90,845,490 common units owned by Apollo Investment Fund VI, L.P. (“AIF VI”); (ii) 83,755,612 common units owned by AP Momentive Holdings LLC (“AP Momentive Holdings”); and

(iii) 75,154,788 common units owned by AIF Hexion Holdings, L.P. (“AIF Hexion Holdings” and together with AIF VI and AP Momentive Holdings, the “Apollo Holders”). Apollo Advisors VI, L.P. (“Advisors VI”) is the general partner of AIF VI, and Apollo Capital Management VI, LLC (“ACM VI”) is the general partner of Advisors VI. Apollo Management VI, L.P. (“Management VI”) is the manager of AP Momentive Holdings, and AIF VI Management, LLC (“AIF VI Management”) is the general partner of Management VI. Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI Management, and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. AIF IV Hexion GP, LLC (“AIF IV Hexion GP”) and AIF V Hexion GP, LLC (“AIF V Hexion GP”) are the general partners of AIF Hexion Holdings. Apollo Investment Fund IV, L.P. and its parallel investment vehicle (collectively, “AIF IV”) are the members of AIF IV Hexion GP, Apollo Advisors IV, L.P. (“Advisors IV”) is the general partner of AIF IV, and Apollo Capital Management IV, Inc. (“ACM IV”) is the general partner of Advisors IV. Apollo Investment Fund V, L.P. and its parallel investment vehicles (collectively, “AIF V”) are the members of AIF V Hexion GP, Apollo Advisors V, L.P. (“Advisors V”) is the general partner of AIF V, and Apollo Capital Management V, Inc. (“ACM V”) is the general partner of Advisors V. Apollo Principal Holdings I, L.P. (“Principal Holdings I”) is the sole member or sole stockholder, as applicable, of each of ACM IV, ACM V and ACM VI, and Apollo Principal Holdings I GP, LLC (“Principal Holdings I GP”) is the general partner of Principal Holdings I. Leon Black, Joshua Harris and Marc Rowan are the principal executive officers and managers of each of Management Holdings GP and Principal Holdings I GP. Each of Advisors VI, ACM VI, Management VI, AIF VI Management, Apollo Management, Management GP, Management Holdings, Management Holdings GP, AIF IV Hexion GP, AIF V Hexion GP, AIF IV, Advisors IV, ACM IV, AIF V, Advisors V, ACM V, Principal Holdings I, Principal Holdings I GP, and Messrs. Black, Harris and Rowan disclaims beneficial ownership of any common units of Momentive Holdco owned of record by the Apollo Holders, except to the extent of any pecuniary interest therein. In addition to the common units held by Apollo Holders, AIF IV, AIF V, and Management VI also have voting power over additional common units pursuant to proxies granted by certain unitholders. The address of each of the Apollo Holders, AIF IV Hexion GP, AIF V Hexion GP, AIF IV, Advisors IV, ACM IV, AIF V, Advisors V, ACM V, Advisors VI, ACM VI, Principal Holdings I, and Principal Holdings I GP is 1 Manhattanville Road, Suite 201, Purchase, New York 10577. The address of each of Management VI, AIF VI Management, Apollo Management, Management GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(2)	Includes 6,003,363 common units issuable upon exercise of that certain warrant issued on December 4, 2006. Also includes 77,103 common units issuable upon the exercise of an option that is currently exercisable. The address of GE Capital Equity Investments, Inc. is 299 Park Avenue, New York, NY 10171.

(3)	The address for each of Messrs. Kleinman, Zaken, Seminara, Parker, Harris and Sambur is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019.

(4)	Represents common units issuable upon the exercise of one or more options currently exercisable or exercisable upon completion of this offering.

(5)	The address for each of Messrs. Morrison, Carter, Plante and Ms. Sonnett is c/o Momentive Specialty Chemicals Inc., 180 East Broad Street, Columbus, OH 43215.

(6)	The address for Mr. Bevilaqua is c/o Momentive Specialty Chemicals B.V., Seattleweg 17, Pernis-Rotterdam, The Netherlands 3195ND.

(7)	The address for Mr. Rich is c/o Berry Plastics Corporation, 101 Oakley Street, Evansville, IN 47710. The amount shown for Dr. Rich includes 1,013,795 common units issuable upon the exercise of one or more options that are currently exercisable. Apollo Funds have voting power with respect to Mr. Rich’s units pursuant to a proxy granted under the terms of a securityholders agreement.

(8)	The address for Mr. Cordell is c/o Momentive Specialty Chemicals Inc., 180 East Broad Street, Columbus, OH 43215.

(9)	The address for Mr. Duffy is c/o GE Appliances & Lighting, 3135 Easton Turnpike, Scofield, CT 06828.

(10)	The address for Dr. Joyce is c/o Nalco Company, 1601 West Diehl Road, Naperville, IL 60563.

(11)	The address for Mr. Schlanger is c/o Momentive Specialty Chemicals Inc., 180 East Broad Street, Columbus, OH 43215. The amount shown for Mr. Schlanger includes 405,470 common units issuable upon the exercise of one or more currently exercisable options. Apollo Funds have voting power with respect to Mr. Schlanger’s units pursuant to a proxy granted under the terms of a securityholders agreement.

(12)	Represents vested restricted units credited to Ms. Sonnett and issuable upon termination of employment.

(13)	Includes 3,475,094 common units issuable upon the exercise of outstanding options that are currently exercisable within 60 days of April 1, 2011 or exercisable upon completion of this offering. Apollo Funds have voting power with respect to the 1,437,186 units pursuant to proxies granted under the terms of a securityholders agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Securityholders Agreement

On March 5, 2007, MPM Holdings, Apollo, GE Capital Equity Investments, Inc. and those members of MPM’s management team who acquired shares of MPM Holdings common stock or options to acquire shares of MPM Holdings common stock, entered into a securityholders agreement (the “Securityholders Agreement”). As a result of the Momentive Combination, the rights and obligations of the parties to the Securityholders Agreement were adjusted to apply to our common units and therefore govern certain aspects of our relationship with our security holders. Upon the conversion of Momentive from a limited liability company to a corporation upon consummation of this offering, the rights and obligations of the parties to the Securityholders Agreement will be adjusted to apply to Momentive’s common stock and will therefore continue to govern certain aspects of our relationship with our securityholders. Pursuant to the securityholders agreement, GE Capital Equity Investments, Inc. is entitled to designate one member of MPM Holdings’ board of directors or one non-voting observer to attend MPM Holdings’ board meetings, depending on its level of ownership of us. Apollo, at any time, and GE Capital Equity Investments, Inc., after this offering, may demand registration under the Securities Act of our common units, subject to certain limitations. If, after our offering, we propose to file any registration statement with respect to our common units, all holders may request piggyback registration of their common units as well, subject to underwriter reductions.

Investor Rights Agreement

On May 31, 2005, MSC entered into an investor rights agreement with MSC Holdings and certain other parties (the “Investor Rights Agreement”). As a result of the Momentive Combination, the rights and obligations of the parties to the Investor Rights Agreement were adjusted to apply to our common units and therefore govern certain aspects of our relationship with our securityholders. Upon the conversion of Momentive from a limited liability company to a corporation upon consummation of this offering, the rights and obligations of the parties to the Investor Rights Agreement will be adjusted to apply to Momentive’s common stock and will therefore continue to govern certain aspects of our relationship with our securityholders. The Investor Rights Agreement, among other things, provides for the following:

•

restricts the ability of certain security holders to transfer, assign, sell, gift, pledge, hypothecate or encumber, or otherwise dispose of, our common stock or of all or part of the voting power associated with the common stock, including precluding employee-holders of common stock from selling any shares within 12 months of a qualified public offering; and

•

permits those holders of our common units to include their shares in a registration statement filed by us with respect to an offering of common stock in connection with certain exercises of any demand rights by or “piggyback” registration rights by MSC Holdings.

This “piggyback” right is subject to customary cutback provisions, and furthermore, those employee-holders of our common stock will be subject to customary lock-up provisions in connection with their participation in any such offering.

The Investor Rights Agreement prohibits those of our employees or the employees of our affiliates who are parties to the agreement from soliciting or hiring any of our other employees or soliciting any of our customers, suppliers, licensees or other business relations until one year after they cease to receive any payments from us or any of our affiliates. Furthermore, the Investor Rights Agreement prohibits those employees from competing with our business or products anywhere in the world where we are doing business until they cease to receive any payments from us or our affiliates (or, in certain cases, until the first anniversary of the date on which they cease to receive payments).

The Investor Rights Agreement terminates with respect to all rights or obligations related to our common stock upon the earliest to occur of our dissolution, the sale of all or substantially all of our assets to a person or group other than Apollo and its affiliates and the transfer to a person or group other than Apollo and its affiliates of a number of shares of common stock having the power to elect a majority of our board of directors.

Trademark License Agreement

We and GE are parties to a trademark license agreement with respect to the GE mark and monogram and certain product specifications containing the letters “GE” for use in connection with certain of the MPM Group’s products. GE has quality control rights with respect to products using the GE mark and monogram. The initial term of the license expires on December 3, 2013 and is royalty-free, with a five-year renewal option that would require payment of royalties.

Intellectual Property Cross License Agreement

We and GE are parties to an intellectual property cross-licensing agreement to ensure that the MPM Group owns or has the right to use all intellectual property necessary to conduct its business as was conducted at the time of the MPM Formation. The agreement provides for four different categories of ownership and licensing terms, including the scope, duration and exclusivity of the license, based on the use of the intellectual property by the MPM Group or by GE prior to the MPM Formation. All licenses of intellectual property by GE to the MPM Group or by the MPM Group to GE are perpetual and royalty-free.

Siloxane Off-Take, Long-Term Siloxane Supply and Technology License Agreement

One of our subsidiaries, Momentive Performance Materials (Thailand) Ltd., or MPM Thailand, is a party to an off-take agreement that provides for ASM, which is owned 50% by GE Monomer (Holdings) Pte. Ltd. and its affiliates, to supply siloxane and certain related products to us through 2014 (or until certain ASM financing obligations are satisfied). Upon the MPM Formation, GE, GE Monomer (Holdings) Pte. Ltd., formerly known as GETOS Singapore Pte. Ltd., MPM Holdings and MPM Thailand, formerly known as GE Toshiba Silicones (Thailand) Limited, entered into a long-term supply agreement with respect to the supply of siloxane and certain related products. Pursuant to the long-term siloxane supply agreement, for the period through December 2026, GE and GE Monomer (Holdings) Pte. Ltd. will ensure MPM Thailand a minimum annual supply of siloxane and certain related products equal to the amount purchased by GE Toshiba Silicones (Thailand) Limited during the twelve-month period ending November 30, 2006, subject to customary force majeure provisions and certain other limited exceptions. Under the current arrangement, MPM Thailand will pay approximately $106.6 million in 2011 for off-take product, and it is expected it will pay approximately $1.7 billion over the remaining term of the agreement, assuming current volumes, without taking account inflation and changes in foreign exchange rates. Pursuant to the off-take agreement, MPM Thailand purchased approximately $102.6 million, $87.0 million and $99.3 million of off-take product in 2010, 2009 and 2008, respectively. For as long as the current off-take agreement is in effect, MPM Thailand will continue to pay the pricing specified in that agreement. After expiration of the off-take agreement, MPM Thailand will pay the same price at which ASM sells product to GE Monomer (Holdings) Pte. Ltd.

Upon the MPM Formation, pursuant to an Assignment and Assumption Agreement, GE Monomer (Holdings) Pte. Ltd. also assigned its interest as licensor under a certain Technology License Agreement with ASM to MPM Thailand and MPM Thailand assumed all of the obligations of GE Monomer (Holdings) Pte. Ltd. under such agreement. Pursuant to the Technology License Agreement, which terminates in 2039, MPM Thailand received royalties from ASM of approximately $2.1 million, $1.7 million and $2.1 million during 2010, 2009 and 2008, respectively. Over the remaining term of the Technology License Agreement with ASM, we estimate that MPM Thailand will receive royalties of approximately $54.3 million from ASM.

Transition Services Agreement

GE and MPM Holdings entered into a transition services agreement in connection with the MPM Formation on December 3, 2006. Under this agreement, GE provided the MPM Group with various services, including, for example, certain IT services, access to certain GE systems and historical data, human resource services and environmental, health and safety services. The transition services agreement expired according to its terms on December 3, 2008. Pursuant to this agreement, the MPM Group incurred fees for services provided by GE of $2.8 million in 2008.

Development Agreement

We were party to a research and development agreement with GE’s Global Research Center that provided for the continuation of certain of MPM’s research development activities undertaken by GE Global Research. MPM paid GE for costs incurred in connection with the research and development services provided by GE and reimbursed GE for expenses related to projects under the agreement. The extent of each party’s intellectual property rights for each project depended on the classification assigned to the project by the parties. The agreement expired on December 31, 2010. Pursuant to this agreement, MPM incurred fees of $2.8 million, $3.2 million and $1.2 million in 2010, 2009 and 2008, respectively.

Employee Lease Agreements with GE
Following the MPM Formation, we and GE were parties to two employee lease agreements with respect to which certain employees of MPM, remained employed by GE but provided their services to MPM. The employment of persons covered by the two lease agreements has been transferred to MPM. The agreement with respect to U.S. based employees was terminated in 2007. The agreement with respect to non-U.S. employees was terminated in 2008. Pursuant to these agreements, MPM was billed the cost of employee compensation and benefits and administrative fees of $0.6 million in 2008.

Warrants

At the closing of the MPM Formation, MPM Holdings issued to GE warrants to purchase up to 155,722 common units of MPM Holdings’ common stock which as a result of the Momentive Combination, are now exercisable for 6,003,363 shares of common stock of Momentive at an exercise price of $         per share. The warrants were subsequently transferred to GE Capital-Equity with MPM Holding’s consent. The warrants are non-transferable for one year, and will expire on June 4, 2017.

Product Supply and Distribution Agreements with GE and its Affiliates

Upon the MPM Formation, MPM entered into several product supply agreements with GE pursuant to which MPM agreed to supply certain silicones and quartz products to GE’s Plastics, Aviation, Energy and Lighting divisions and entered into a distribution agreement pursuant to which MPM agreed to distribute silicones products through GE’s Polymershapes division. The agreements with GE’s Plastics and Polymershapes divisions were subsequently assigned by GE to unaffiliated third parties in connection with GE’s sale of its Plastics business in 2007. Subsequent to the MPM Formation, MPM also agreed to supply certain silicone products to various other GE divisions and other affiliates. The agreements with GE or its affiliates have remaining terms ranging from one to three years with the exception of a small aviation contract which has a remaining term of 14 years. These agreements in certain cases obligate MPM to supply, and GE to purchase, minimum volumes of product or require GE to purchase a specified percentage of its requirements of certain products from MPM. Pursuant to these agreements and other purchase orders, MPM sold GE and its affiliates $21.2 million, $19.1 million and $19.3 million of products in 2010, 2009 and 2008, respectively. Over the remaining terms of these agreements, we estimate that MPM will sell to GE and its affiliates a total of approximately $43.0 million of products.

Service and Product Agreements with GE and its Affiliates

Upon the MPM Formation, MPM entered into four other commercial agreements with GE pursuant to which GE or its affiliates provide MPM with certain services, raw materials and products, including materials testing services, acetone supply and production and refurbishment of certain equipment. The agreement regarding the supply of acetone was subsequently assigned by GE to an unaffiliated third party in connection with GE’s sale of its Plastics business in 2007. Subsequent to the MPM Formation, MPM also entered into a variety of lease and service agreements with GE or its affiliates, pursuant to which MPM leases real estate and various assets, including passenger vehicles, heavy equipment and computers, and GE or its affiliates provide us with various services, including fleet and outsourcing services. The commercial agreements and the lease and service agreements with GE and its affiliates have remaining terms ranging from one to three years. Pursuant to these agreements and other purchase orders, MPM purchased $17.3 million, $24.9 million and $43.0 million of goods and services in 2010, 2009 and 2008, respectively. In addition, MPM purchased $16.3 million of machinery and equipment in 2009. Over the remaining terms of these agreements, we estimate that MPM will purchase from GE and its affiliates a total of approximately $17.7 million of goods and services.

Purchases and Sales of Products and Services with HA International LLC

MSC sells finished goods to and purchases raw materials from HA International LLC, or HAI. MSC also provides toll-manufacturing and other services to HAI. Sales and services provided HAI were $96 million for the year ended December 31, 2010. Purchases from HAI were $58 million for the year ended December 31, 2010. MSC had accounts receivable from HAI of $13 million and accounts payable to HAI of $2 million at December 31, 2010.

Loan Receivable with Joint Venture in Russia

MSC had a loan receivable from its unconsolidated forest products joint venture in Russia of $4 million as of December 31, 2010.

Purchases and Sales of Products and Services with Apollo Affiliates and Employee Expense Reimbursements

We sell products to certain Apollo affiliates. These sales were $25 million, $21 million and $7 million for the pro forma years ended December 31, 2010, 2009 and 2008, respectively. Accounts receivable from these affiliates were $3 million and $9 million at December 31, 2010 and 2009, respectively. We also purchase raw materials and services from certain Apollo affiliates. These purchases were $34 million, $15 million and $11 million for the pro forma years ended December 31, 2010, 2009 and 2008, respectively. We had accounts payable to Apollo affiliates of $2 million and $3 million at December 31, 2010 and 2009, respectively.

In addition, MPM reimbursed Apollo affiliates $4.7 million for employee relocation and expatriate expenses paid on MPM’s behalf for the year ended December 31, 2009.

Financing Arrangements

In connection with the terminated merger with Huntsman Corporation (“Huntsman”) and related litigation settlement agreement and release among MSC, Huntsman and other parties entered into on December 14, 2008, MSC paid Huntsman $225 million. The settlement payment was funded to MSC by an advance from Apollo. Under the provisions of the settlement agreement and release, MSC is contractually obligated to reimburse Apollo for any insurance recoveries on the $225 million settlement payment, net of expense incurred in obtaining such recoveries. Apollo has agreed that the payment of any such insurance recoveries will satisfy MSC’s obligation to repay amounts received under the $225 million advance.

In addition, pursuant to the settlement agreement and release, certain affiliates of Apollo agreed to make a $200 million investment in MSC. Certain affiliates of Apollo have entered into a commitment letter with MSC and MSC Holdings pursuant to which they committed to purchase $200 million in preferred units and warrants of MSC Holdings by December 31, 2011. MSC Holdings has agreed to contribute any proceeds from the issuance of preferred or common units under this agreement as a capital contribution to MSC Holdings, and MSC Holdings has agreed to contribute such amounts as a capital contribution to MSC.

The preferred units to be purchased by Apollo are cumulative perpetual preferred units, with an aggregate liquidation value equal to $200 million, plus accrued but unpaid distributions. Distributions on such preferred units shall be cumulative and shall accrue at a rate per annum equal to 8% from the date of Apollo’s commitment, which distributions shall be payable in cash when, if and as declared by Momentive. At all times that such preferred units are outstanding, no distributions can be declared or paid with respect to Momentive’s common units unless all accrued and unpaid distributions on the preferred units have been paid. Except as described in the following sentence, Holders of preferred units will be entitled to one vote per preferred unit and will vote together as a single class with the holders of common units of Momentive. So long as any preferred units are outstanding, the consent of holders representing at least a majority of the aggregate outstanding preferred units will be required for Momentive to amend the terms of the preferred units or enter into a binding share exchange, reclassification, merger or consolidation unless the rights of the preferred units are preserved in such transaction. The preferred units will be redeemable, in whole or in part, at the option of Momentive at any time and from time to time, at the ratable portion of the liquidation value. If the redemption is to take place immediately prior to, at or within 90 days following an initial public offering, or IPO, Momentive may elect to pay the redemption price in common units, valued at the IPO price (in the case of a redemption at or immediately prior to the time of the IPO), or otherwise based on the average trading price of the common units over the past 10 trading days prior to the date of the notice of redemption.

The warrants to purchase common units of Momentive to be purchased by Apollo will have an exercise price per common unit of $0.01 and will be exercisable at any time and from time to time for a period of 10 years from the date of issuance. The warrants are subject to customary anti-dilution protection, including for unit splits, reclassifications, non-cash distributions, equity issuances below fair market value and business combination transactions.

Upon the conversion of Momentive from a limited liability company to a corporation upon consummation of this offering, Apollo’s commitment to purchase preferred units and warrants to purchase common units of Momentive will be adjusted to be a commitment to purchase preferred stock and warrants to purchase common stock of Momentive with the same rights and preferences.

Prior to the purchase of all the preferred shares and warrants, certain affiliates of Apollo have committed to provide liquidity facilities to MSC Holdings or MSC on an interim basis. The aggregate liquidity facilities outstanding, together with the purchase price for any purchased preferred shares and warrants, will at no time exceed $200 million. In connection therewith, in 2009, certain affiliates of Apollo extended a $100 million term loan to MSC. The term loan will mature on December 31, 2011 with interest at adjusted LIBOR plus 2.25% per annum. Interest expense for the years ended December 31, 2010 and 2009 on the term loan was $3 million.

In December, 2010, MSC entered into accounts receivable purchase and sale agreements to sell $67 million, of its trade accounts receivable to affiliates of Apollo on terms which management believes were more favorable to MSC than could have been obtained from an independent third party. Under the terms of the agreements, the receivables are sold at a discount relative to their carrying value in exchange for all interests in such receivables. MSC retains the obligation to service the collection of the receivables on the purchasers’ behalf for which MSC is paid a fee and the purchasers defer payment of a portion of the receivable purchase price and establish a reserve account with the proceeds. The reserve account is used to reimburse the purchasers for credit and collection risk. The remaining amounts are paid to the MSC after receipt of all collections on the purchased receivables. Other than amounts held in the reserve account, the purchasers bear all credit risk on the purchased receivables.

Apollo’s purchase of preferred stock and warrants to purchase common stock will first be satisfied by proceeds of repaid liquidity facilities, to the extent they have not been redrawn.

Management Consulting Agreements

MPM is subject to a management consulting and advisory services agreement with Apollo, or the MPM Agreement, for the provision of management and advisory services with an initial term extending through December 31, 2018. The annual fees under the MPM Agreement are $3.5 million. MPM paid annual fees of $3.5 million in each of 2010 and 2008. Due to the economic downturn, Apollo elected to waive payment of the 2009 annual fee in its entirety. The MPM Agreement provides for indemnification to Apollo and its affiliates and their directors, officers, and representatives for potential losses relating to the services contemplated under these agreements. The MPM Agreement also provides for a lump-sum settlement equal to the net present value of the remaining annual management fees payable under the remaining term of the agreement in connection with a sale or initial public offering by MPM.

MSC is subject to a seven-year Amended and Restated Management Consulting Agreement with Apollo (the “Management Consulting Agreement”) that terminates on May 31, 2012 under which MSC receives certain structuring and advisory services from Apollo and its affiliates. The Management Consulting Agreement provides indemnification to Apollo, its affiliates and their directors, officers and representatives for potential losses arising from these services. Under the Management Consulting Agreement, as compensation for Apollo’s agreement to provide such structuring and advisory services, Apollo is entitled to an annual fee equal to the greater of $3 million or 2% of MSC’s Adjusted EBITDA. With respect to the years ended December 31, 2010, 2008 and 2007, Apollo elected to defer payment of any portion of the annual fee due in excess of $3 million and MSC paid to Apollo annual fees of $3 million for each of 2010, 2008 and 2007. Due to the economic downturn, Apollo elected to waive payment of the 2009 annual fee in its entirety. With respect to 2011, Apollo has elected to waive its right to receive any portion of the annual fee in excess of $3 million. The Management Consulting Agreement also provides for a lump-sum settlement equal to the net present value of the remaining annual management fees payable under the remaining term of the agreement in connection with a sale or initial public offering by MSC.

Apollo Notes Registration Rights Agreements

On November 5, 2010, in connection with the issuance to Apollo by MPM of Second-Priority Springing Lien Notes due 2021 and by finance company subsidiaries of MSC of 9.00% Second-Priority Senior Secured Notes due 2020, each of MPM and MSC entered into a separate registration rights agreement with Apollo. The registration rights agreement requires each of MPM and MSC, as applicable, to file a registration statement with respect to the notes it issued to Apollo.

Review, Approval or Ratification of Transactions with Related Persons.

Our Audit Committee Charter requires that the Audit Committee review and approve all transactions between related persons required to be reported under the provisions of Item 404 of Regulation S-K under the Securities Act and the Exchange Act.

The types of transactions that are covered by the policy include all transactions required to be so reported, including financial and other transactions, arrangements or relationships in which we or any of its subsidiaries is a participant and in which a related person has a direct or indirect material interest, where the amount involved exceeds $120,000. There were no transactions required to be reported under the provisions of Item 404 of Regulation S-K since the beginning of the last year where the above procedures did not require review, approval or ratification or where such procedures were not followed.

Related persons include directors and director nominees, executive officers, stockholders beneficially owning more than 5% of our voting stock, and immediate family members of any of the previously described persons. A related person could also be an entity in which a director, executive officer or 5% stockholder is an employee, general partner or 5% stockholder.

DESCRIPTION OF CAPITAL STOCK

Pursuant to our certificate of incorporation, our authorized capital stock will consist of shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share, the rights and preferences of which may be designated by the board of directors. Upon closing of this offering, there will be              shares of common stock outstanding and no shares of preferred stock outstanding.

The shares of common stock outstanding as of the closing of the offering (including, upon payment therefore, the common stock being offered by us in this offering) will be validly issued, fully paid and nonassessable. The discussion below describes the most important terms of our capital stock, certificate of incorporation and bylaws as will be in effect upon completion of the offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

Voting Rights. The holders of our common stock will be entitled to one vote per share on all matters submitted for action by the stockholders.

Dividend Rights. Subject to any preferential rights of any then outstanding preferred stock, all shares of our common stock will be entitled to share equally in any dividends our board of directors may declare from legally available sources.

Liquidation Rights. Upon liquidation or dissolution of Momentive, whether voluntary or involuntary, after payment in full of the amounts required to be paid to holders of any then outstanding preferred stock, all shares of our common stock will be entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations.

Other Matters. The holders of our common stock will have no preemptive or conversion rights, and our common stock will not be subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. A majority vote of common stockholders is generally required to take action under our certificate of incorporation and bylaws. The rights, preferences and privileges of holders of our common stock are subject to the terms of any series of preferred stock that may be issued in the future.

Preferred Stock

Our board of directors, without further stockholder approval, will be able to issue, from time to time, up to an aggregate of              shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us might harm the market price of our common stock. See “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

On October 1, 2010, at the time of the closing of the Momentive Combination, the commitment by Apollo to purchase $200 million in preferred units of MSC Holdings and warrants to purchase common units of MSC Holdings was amended to become a commitment to purchase preferred units and warrants to purchase common units of Momentive. Upon the conversion of Momentive from a limited liability company to a corporation upon consummation of this offering, Apollo’s commitment to purchase preferred units and warrants to purchase common units of Momentive will be adjusted to be a commitment to purchase preferred stock and warrants to purchase common stock of Momentive with the same rights and preferences. Momentive has agreed to contribute any proceeds from the issuance of preferred or common stock under this agreement as a capital contribution to MSC Holdings, and MSC Holdings has agreed to contribute such amounts as a capital contribution to MSC.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

We are governed by the Delaware General Corporation Law. Our certificate of incorporation and bylaws will contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise, or to remove or place our current management.

“Blank Check” Preferred Stock. Our certificate of incorporation will authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares or establish a stockholders rights plan making a takeover more difficult and expensive.

Classified Board. Our board of directors will be divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. See “Management—Board of Directors.”

Removal of Directors; Vacancies. Our stockholders will be able to remove directors only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by a majority of our board of directors.

No Cumulative Voting. Our certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors. Cumulative voting rights would have been available to the holders of our common stock if our certificate of incorporation had not negated cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders. Our bylaws will not permit stockholder action without a meeting by consent if less than 50.1% of our outstanding common stock is owned by affiliates of Apollo. They also will provide that special meetings of our stockholder may be called only by our board of directors or the chairman of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Delaware Takeover Statute. Our certificate of incorporation provides that we are not governed by Section 203 of the General Corporation Law of Delaware which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

Limitation of Officer and Director Liability and Indemnification Arrangements. Our certificate of incorporation will limit the liability of our officers and directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This charter provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate also generally provides that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of Momentive, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, Momentive’s best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of Momentive.

As permitted by the DGCL, our certificate of incorporation and bylaws provide that:

•

we will indemnify our current and former directors and officers and anyone who is or was serving at our request as the director or officer of, or our legal representative in, another entity, and may indemnify our current or former employees and other agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•

we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We currently maintain liability insurance for our directors and officers.

Our certificate of incorporation will requires us to advance expenses to our directors and officers in connection with a legal proceeding, subject to receiving an undertaking from such director or officer to repay advanced amounts if it is determined he or she is not entitled to indemnification. Our bylaws provide that we may advance expenses to our employees and other agents, upon such terms and conditions, if any, as we deem appropriate.

We intend to enter into separate indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is expected to be             .

Listing

We will apply to list the common stock on the              under the symbol “    .”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Description of Certain Indebtedness of MPM

MPM Secured Indebtedness

MPM has the following secured indebtedness outstanding:

•	the senior secured credit facilities;

•	the Second Lien Notes due 2014; and

•	the Second-Priority Springing Lien Notes due 2021.

Each of the foregoing are secured by separate collateral agreements with substantially identical terms and covering substantially identical collateral subject to exceptions for foreign collateral pledged in favor of lenders under the senior secured credit facilities.

MPM First-Priority Lien Obligations

MPM Senior Secured Credit Facilities

MPM’s senior secured credit facilities provide for a revolving credit facility in an aggregate amount of up to $300 million, which includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans. There were no borrowings outstanding under the revolving credit facility as of December 31, 2010. The outstanding letters of credit under the revolving credit facility at December 31, 2010 were $43.2 million, leaving unused borrowing capacity of $256.8 million. Outstanding letters of credit issued under the synthetic letter of credit facility at December 31, 2010 were $31.8 million, leaving unused capacity of $1.8 million.

MPM uses its revolving credit facility for, among other things, its and its respective subsidiaries’ working capital and other general corporate purposes, including, without limitation, effecting permitted acquisitions and investments.

MPM’s senior secured credit facilities at December 31, 2010 consisted of two variable-rate term loans in an aggregate principal amount of $1,010.1 million, a $300.0 million revolving credit facility that includes borrowing capacity available for letters of credit of up to $100.0 million, and a $33.6 million synthetic letter of credit facility. The borrowers under the revolving credit facility are MPM’s subsidiaries, Momentive Performance Materials USA Inc. and Momentive Performance Materials GmbH (“MPM GmbH”). The term loans, one of which is denominated in Euros, and MPM’s synthetic letter of credit facility, are extended to MPM GmbH.

MPM’s senior secured credit facilities also permit MPM to obtain up to an additional $300 million of credit facilities without the consent of the existing lenders under MPM’s senior secured credit facilities.

Scheduled Amortization Payments and Mandatory Prepayments

MPM’s term loan facility and MPM’s synthetic letter of credit facility under the senior secured credit facilities provide for quarterly and annual amortization payments, respectively, in each case totaling 1% per annum, with the balance payable or returnable, respectively, upon the final maturity date.

In addition, MPM’s senior secured credit facilities require us to prepay outstanding term loans subject to certain exceptions, with:

•

100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, if such proceeds are not reinvested or committed to be reinvested in assets to be used in MPM’s business or to make certain other permitted investments within 15 months (and, if committed to be so reinvested, actually reinvested within 36 months);

•

50% (which percentage may be reduced to 25% or 0% upon the achievement of certain senior secured leverage ratios) of excess cash flow (as defined in the credit agreement) less the amount of certain voluntary prepayments as described in the credit agreement; and

•	100% of the net cash proceeds of any incurrence of debt other than excluded debt issuances (as defined in the credit agreement).

Voluntary Prepayments and Reduction and Termination of Commitments

MPM is able to voluntarily prepay loans and permanently reduce the loan commitments or return synthetic letter of credit deposits under MPM’s senior secured credit facilities at any time without premium or penalty, subject to the payment of customary LIBOR or EURO LIBOR breakage costs, if any. The revolving loan commitment and the synthetic letter of credit facility commitment may not be reduced to less than the outstanding balance of loans (in the case of the revolving loan commitment) and letter of credit obligations under such commitment on the date of such reduction. In addition, MPM is able to terminate its senior secured credit facilities without paying a premium or penalty upon prior written notice, and, in some cases, MPM may revoke such notice. Upon termination, MPM will be required to repay all obligations outstanding under MPM’s senior secured credit facilities and to satisfy or cash collateralize all outstanding letter of credit obligations.

Interest and Applicable Margins

The interest rates per annum applicable to loans to the U.S. borrower under the senior secured credit facilities are, at the option of the U.S. borrower, equal to either an alternate base rate or an adjusted LIBOR rate for a one-, two-, three- or six-month interest period, or a nine- or twelve-month period, if available from all relevant lenders, in each case plus an applicable margin. The interest rates per annum applicable to loans to MPM GmbH under the facilities are equal to an adjusted LIBOR rate for any of such periods, plus an applicable margin. The alternate base rate, which is only available for borrowings by the U.S. borrower, means the greater of (i) JPMorgan Chase Bank, N.A.’s prime rate and (ii) one-half of 1% over the weighted average of rates on overnight Federal Funds as published by the Federal Reserve Bank of New York. The adjusted LIBOR rate is determined by reference to settlement rates established for deposits in the currency of the applicable borrowing in the London or European interbank market for a period equal to the interest period of the applicable loan and the maximum reserve percentages established by the Board of Governors of the U.S. Federal Reserve to which the lenders under the facilities are subject. MPM GmbH also pays a rate equal to the applicable margin (plus a customary fee) on the maximum principal amount of the synthetic letter of credit facility, irrespective of whether the maximum amount of letters of credit is issued under such facility.

The applicable margins are, with respect to loans under MPM’s revolving credit facility, subject to prospective adjustment on a quarterly basis depending on MPM’s senior secured leverage ratio. Following and during the continuance of an event of default, overdue amounts owing under MPM’s senior secured credit facilities will bear interest at a rate per annum equal to the rate otherwise applicable thereto plus an additional 2.0%.

In addition to paying interest on outstanding principal under the senior secured credit facilities, the borrowers are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum subject to step-downs based on MPM’s senior secured leverage ratio. The borrowers also pay customary letter of credit and agency fees.

Maturity and Amortization

On February 3, 2011, MPM entered into an amendment agreement to amend MPM’s credit agreement governing MPM’s senior secured credit facilities. Under the amendment agreement, which closed on February 10, 2011, MPM extended the maturity of $436 million and €294 million of MPM’s U.S. and Euro denominated term loans held by consenting lenders from December 4, 2013 to May 5, 2015 and increased the interest rate on these term loans to LIBOR plus 3.5% and Euro LIBOR plus 3.5%, respectively, among other actions. The original U.S. and Euro denominated terms loans of $68 million and €90 million that were not extended continue to have a maturity date of December 4, 2013 and an interest rate of LIBOR plus 2.25% and Euro LIBOR plus 2.25%, respectively.

Principal repayments on MPM’s term loans are due and payable in quarterly installments of approximately $2.7 million (depending on exchange rates), representing 0.25% of the original principal amounts, on the last day of each calendar quarter. MPM must also prepay the term loans, subject to certain exceptions, with (1) 50% (which percentage may be reduced to 25% or 0% depending on the achievement of certain ratios of MPM’s net first-lien secured indebtedness to Adjusted EBITDA) of excess cash flow (as defined in the credit agreement) less the amount of certain voluntary prepayments as described in the credit agreement; (2) 100% of the net cash proceeds of any incurrence of debt other than excluded debt issuances (as defined in the credit agreement) and (3) 100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, to the extent MPM does not reinvest or commit to reinvest those proceeds in assets to be used in MPM’s business or to make certain other permitted investments within 15 months (and, if committed to be reinvested, actually reinvested within 36 months). Although MPM had excess cash flow under the terms of the credit agreement in 2010, MPM was not required to prepay any of the term loans under subsection (1) above because the ratio of MPM’s net first-lien secured indebtedness to Adjusted EBITDA was below 1.5:1. MPM did not have excess cash flow under the terms of the credit agreement in calendar year 2008 and 2009.

The current revolving credit facility is available until December 3, 2012. In late 2010, however, MPM obtained commitments from certain existing revolving facility lenders and certain other financial institutions to provide a new and/or extended revolving facility for the full $300 million under MPM’s existing revolving credit facility. The commitments are subject to customary conditions and will take effect on or no more than five business days prior to December 3, 2012, in the case of a new lender, and the earlier of such date or the effective date of an amendment to MPM’s senior secured credit facility that extends the revolver maturity date, in the case of an existing lender. The commitments for the new revolving facility will mature on December 3, 2014 (the “extended revolver maturity date”). In the event more than $500 million of MPM’s term loans mature prior to 91 days after the extended revolver maturity date, the revolver loans outstanding under the new revolving facility must be repaid in full at least 91 days prior to such maturity date of such term loans and the revolver loans may not be drawn thereunder until such term loans are repaid and/or their maturity date extended to a date not earlier than 91 days after the extended revolver maturity date. The synthetic letter of credit facility amortizes at a rate of $350,000 per annum, 1% of the original commitment, and is due and payable in full on December 4, 2013.

Guarantees and Collateral

All obligations under the senior secured credit facilities are unconditionally guaranteed by MPM Holdings, MPM, and, subject to certain exceptions, each of MPM’s existing and future direct and indirect U.S. subsidiaries, which MPM refers to collectively as “U.S. Guarantors.” In addition, all obligations of MPM GmbH under the senior secured credit facilities are guaranteed by the U.S. borrower, the U.S. Guarantors, and certain other direct and indirect foreign subsidiaries of MPM, which MPM collectively refers to as the “Foreign Guarantors.” The obligations of the U.S. borrower under the senior secured credit facilities and any hedging arrangements and cash management services and the guarantees in respect of those obligations are secured on a first-lien basis by substantially all of the assets and stock (but in the case of non-U.S. subsidiaries, limited to 65% of the voting equity of such subsidiaries) owned by the U.S. borrower and the U.S. Guarantors, other than the intercompany note issued to MPM by Momentive Performance Materials Japan LLC and subject to certain other exceptions. The obligations of MPM GmbH under the senior secured credit facilities and any hedging arrangements and cash management services and the guarantees in respect of those obligations are secured on a first-lien basis by substantially all of the assets and stock owned by the U.S. borrower, the U.S. Guarantors, MPM GmbH and certain foreign subsidiary guarantors, subject to certain exceptions, including German real estate and intercompany receivables.

Certain Covenants and Events of Default

MPM’s senior secured credit facilities contain customary covenants that, among other things, restrict, subject to certain exceptions, MPM’s ability, and the ability of MPM’s subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends or other restricted payments. In addition, MPM’s revolving credit facility requires that MPM does not exceed a maximum senior secured leverage ratio of 4.25:1.0 at any time that loans or letters of credit are outstanding (and not cash collateralized) thereunder. MPM’s senior secured credit facilities also contain certain customary affirmative covenants and events of default. The negative covenants in the senior secured credit facilities include, among other things, limitations (none of which are absolute) on MPM’s ability to:

•	declare dividends and make other distributions;

•	redeem or repurchase MPM’s capital stock;

•	prepay, redeem or repurchase certain of MPM’s subordinated indebtedness;

•	make loans or investments (including acquisitions);

•

incur additional indebtedness, except that MPM may incur indebtedness so long as MPM’s senior secured leverage ratio is not greater than 3.75:1.0, and MPM may incur other indebtedness pursuant to one or more issuances of additional senior secured notes or loans so long as, among other things, an agreed amount of the net cash proceeds from any such issuance are used to prepay term loans and/or revolving loans under MPM’s senior secured credit facilities at par;

•

grant liens, except that MPM may grant liens in connection with permitted incurred indebtedness, or so long as MPM’s senior secured leverage ratio is less than or equal to 3.75:1.0 and MPM comply with certain other limitations;

•	enter into sale-leaseback transactions;

•	modify the terms of subordinated debt or other material agreements;

•	change MPM’s fiscal year;

•	restrict dividends from MPM’s subsidiaries or restrict liens;

•	enter into new lines of business;

•	recapitalize, merge, consolidate or enter into acquisitions;

•	sell MPM’s assets; and

•	enter into transactions with MPM affiliates.

The events of default under MPM’s senior secured credit facilities include, without limitation, nonpayment, misrepresentations, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in the credit agreement that governs MPM’s senior secured credit facilities) and cross-defaults.

MPM Second Lien Notes due 2014

General

MPM’s Second Lien Notes consist of $200 million original aggregate principal amount of 12 1/2% Second-Priority Senior Secured Notes due 2014.

Rankings

MPM’s Second Lien Notes rank equally in right of payment to all of the MPM’s existing and future senior indebtedness and rank senior in right of payment to all of MPM’s existing and future subordinated indebtedness. The Second Lien Notes rank junior in priority as to collateral with respect to MPM’s senior secured credit facilities and pari passu in priority as to collateral with respect to all of MPM’s existing and future obligations secured by a second priority lien on the collateral.

Optional Redemption

MPM’s Second Lien Notes may be redeemed prior to December 15, 2011 at a redemption price at 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date and a “make-whole premium”. Thereafter, the Second Lien Notes may be redeemed at the applicable redemption price, plus accrued and unpaid interest. In addition, on or prior to December 15, 2011 MPM may redeem up to 35% of the Second Lien Notes using the net cash proceeds of certain equity offerings.

Mandatory Redemption

MPM is not required to make mandatory redemption or sinking fund payments with respect to the Second Lien Notes.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require MPM to buy such holder’s Second Lien Notes at 101% of their principal amount, plus accrued and unpaid interest.

A “Change of Control” shall be deemed to have occurred: upon MPM becoming aware of the acquisition by any person or group, other than any of the permitted holders, by way of merger, consolidation or other business combination or purchase of beneficial ownership of more than 50% of the total voting power of the voting stock of MPM or any direct or indirect parent of MPM; or upon the sale, lease or transfer of substantially all of MPM’s assets to any person other than any of the permitted holders.

Covenants

Under the terms of the indenture governing MPM’s Second Lien Notes, MPM is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt, incur debt at its subsidiaries, pay dividends, issue disqualified and preferred stock, or enter into sale leaseback transactions.

Events of Default

MPM’s Second Lien Notes specify events of default including failure to pay principal and interest on the Second Lien Notes, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to MPM.

MPM Second-Priority Springing Lien Notes due 2021

General

MPM’s second-priority springing lien notes consist of, at December 31, 2010, $1,160.7 million aggregate principal amount of 9% Second-Priority Springing Lien Notes due 2021 and €150.0 million in aggregate principal amount of 9 1/2% Second-Priority Springing Lien Notes due 2021 (together the “Springing Lien Notes”).

Rankings and Collateral

MPM’s Springing Lien Notes rank senior in right of payment to all of MPM’s existing and future subordinated indebtedness and pari passu with all of MPM’s existing and future senior indebtedness. The Springing Lien Notes rank junior in right of payment to all existing and future indebtedness and other liabilities of subsidiaries that do not guarantee the notes.

Prior to the springing lien trigger date, the Springing Lien Notes are senior unsecured indebtedness of MPM and are effectively subordinated to all existing and future secured indebtedness of MPM, to the extent of the value of the assets securing such indebtedness. Following the springing lien trigger date, the Springing Lien

Notes will have the benefit of a second-priority security interest in the collateral that, pursuant to the intercreditor agreement, will be (i) junior in priority and subordinated to the liens securing the first priority obligations, (ii) pari passu in priority to liens securing the other second-priority obligations, (iii) senior to any senior unsecured obligations (to the extent of the value of the collateral) and (iv) senior to MPM’s existing and future subordinated indebtedness, and is further subject to permitted liens and the exceptions provided in the security documents.

Optional Redemption

MPM’s existing Springing Lien Notes may be redeemed prior to January 15, 2016 at a redemption price of 100% of the principal amount of the notes redeemed plus accrued and unpaid interest to the redemption date and a “make-whole” premium. Thereafter, the existing Springing Lien Notes may be redeemed at the applicable redemption price, plus accrued and unpaid interest. In addition, on or prior to January 15, 2014, MPM may redeem up to 35% of the Springing Lien Notes using the net cash proceeds of certain equity offerings.

Mandatory Redemption

MPM is not required to make mandatory redemption or sinking fund payments with respect to the existing Springing Lien Notes.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require MPM to buy such holder’s existing Springing Lien Notes at 101% of their principal amount, plus accrued and unpaid interest.

A “Change of Control” shall be deemed to have occurred: at such time as MPM becomes aware of the acquisition by any person or group, other than any of the permitted holders, by way of merger, consolidation or other business combination or purchase of beneficial ownership of more than 50% of the total voting power of MPM’s stock entitling such person to exercise 50% or more of the total voting power of all classes of the MPM’s stock entitled to vote in elections of directors; or upon the sale, lease or transfer of substantially all of the MPM’s assets to any person other than any of the permitted holders.

Covenants

Under the terms of the indenture governing MPM’s existing Springing Lien Notes, MPM is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt, incur debt at its subsidiaries, pay dividends, issue disqualified and preferred stock, or enter into sale leaseback transactions.

Events of Default

The existing subordinated notes specify events of default including failure to pay principal and interest on the existing Springing Lien Notes, a failure to comply with covenants subject to a 30-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to MPM.

MPM Subordinated Notes

General

MPM’s existing subordinated notes consist of $381.9 million aggregate principal amount of 11 1/2% Senior Subordinated Notes due 2016.

Rankings

MPM’s existing subordinated notes rank junior in right of payment to all of MPM’s existing and future senior indebtedness. The existing subordinated notes rank equally in right of payment with all of MPM’s and the guarantors’ existing and future senior subordinated indebtedness. The subordinated notes are effectively subordinated to any secured indebtedness of MPM to the extent of the value of the assets securing such indebtedness.

Optional Redemption

MPM’s existing subordinated notes may be redeemed prior to December 1, 2011 at a redemption price of 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the redemption date and a “make-whole” premium. Thereafter, the existing subordinated notes may be redeemed at the applicable redemption price, plus accrued and unpaid interest.

Mandatory Redemption

MPM is not required to make mandatory redemption or sinking fund payments with respect to the existing subordinated notes.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require MPM to buy such holder’s existing subordinated notes at 101% of their principal amount, plus accrued and unpaid interest.

A “Change of Control” shall be deemed to have occurred: upon MPM becoming aware of the acquisition by any person or group, other than any of the permitted holders, by way of merger, consolidation or other business combination or purchase of beneficial ownership of more than 50% of the total voting power of the voting stock of MPM or any direct or indirect parent of MPM; or upon the sale, lease or transfer of substantially all of MPM’s assets to any person other than any of the permitted holders.

Covenants

Under the terms of the indenture governing MPM’s existing subordinated notes, MPM is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt, incur debt at its subsidiaries, pay dividends, issue disqualified and preferred stock or enter into sale leaseback transactions.

Events of Default

The existing subordinated notes specify events of default including failure to pay principal and interest on the existing subordinated notes, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to MPM.

International Credit Facilities

MPM also has additional international credit agreements providing for borrowings outside the U.S. in local currencies, in countries including China. As of December 31, 2010, MPM had $57.0 million of indebtedness outstanding under these agreements, based on exchange rates as of such date.

Description of Certain Indebtedness of MPM Holdings

Senior Discount Notes

General

MPM Holdings’ Senior Discount PIK Notes (“Senior Discount Notes”) were originally issued as a $400 million original aggregate principal amount of 11.00% Senior Discount Note due 2017. It was subsequently split into separate notes with identical terms. The Senior Discount Notes have a maximum principal sum of $1,231 million on the maturity date. Interest on the Senior Discount Notes accrues in the form of an increase in the accreted value of the Senior Discount Notes and no cash interest is payable on the Senior Discount Notes until the maturity date. The accreted value of the Senior Discount Notes increases from the date of issuance until the maturity date at a rate of 11.00% per annum, compounded semi-annually on the 3rd day of June and December of each year, commencing with June 4, 2007 such that the accreted value of all such notes will equal $1,231 million on the maturity date.

Rankings

Senior in right of payment to all of MPM Holdings’ subordinated indebtedness and equally in right of payment with all of MPM Holdings’ senior indebtedness.

Optional Redemption

The Senior Discount Notes may be redeemed at the option of MPM Holdings, in whole at any time or in part from time to time at the applicable redemption prices.

Mandatory Redemption

MPM Holdings is not required to make mandatory redemption or sinking fund payments with respect to the Senior Discount Note.

Change of Control

In the event of a Change of Control (as defined below), the holder has the right to require MPM Holdings to prepay all or any part of the accreted value of the Senior Discount Note at a price in cash equal to 101% of such accreted value.

A “Change of Control” shall be deemed to have occurred: upon MPM Holdings becoming aware of the acquisition by any person or group, other than any of the permitted holders, by way of merger, consolidation or other business combination or purchase of beneficial ownership of more than 50% of the total voting power of the voting stock of MPM Holdings or any direct or indirect parent of MPM Holdings; or upon the sale, lease or transfer of substantially all of MPM Holdings’ assets to a person other than any of the permitted holders.

Covenants

Under the terms of the Senior Discount Note, MPM Holdings is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt, allow its subsidiaries to incur debt, issue disqualified and preferred stock, or enter into sale leaseback transactions.

Events of Default

MPM Holdings Note specify events of default including failure to pay any amount due, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to MPM.

Description of Certain Indebtedness of MSC

MSC Secured Indebtedness

MSC has the following secured indebtedness outstanding:

•	senior secured credit facilities;

•	Senior Secured Notes;

•	Second-Priority Senior Secured Floating Rate Notes due 2014; and

•	Second-Priority Senior Secured Notes due 2020.

Each of the foregoing are secured by separate collateral agreements with substantially identical terms and covering substantially identical collateral subject to exceptions for foreign collateral pledged in favor of lenders under the senior secured credit facilities. In addition, HA-International, LLC and non-U.S. subsidiaries in countries including Australia, Brazil, Finland and Korea have various secured credit facilities and other arrangements with lenders.

In this section “—Description of Certain Indebtedness of MSC”, except as the context may otherwise require, all references to “MSC” refer to Momentive Specialty Chemicals Inc. and its subsidiaries.

MSC First-Priority Lien Obligations—MSC Senior Secured Credit Facilities

On January 29, 2010, MSC amended its senior secured credit facilities pursuant to an amendment and restatement of the credit agreement governing the credit facility. MSC’s senior secured credit facilities provide for a $225 million revolving credit facility, which includes:

•

revolving credit subfacilities for MSC, MSC Canada, as the “Canadian subsidiary borrower”, Momentive Specialty Chemicals UK Limited and Borden Chemical UK Limited, as the “U.K. subsidiary borrowers” and Momentive Specialty Chemicals B.V., as the “Dutch subsidiary borrower”;

•	a letter of credit subfacility of $100 million to be made available for MSC’s account and the accounts of MSC’s Canadian, U.K., and Dutch subsidiary borrowers; and

•	a $30 million swingline loan subfacility made available for MSC’s account and the accounts of MSC and the U.K. and Dutch subsidiary borrowers.

MSC and its Canadian, U.K. and Dutch subsidiary borrowers use the revolving credit facility for, among other things, MSC’s and its respective subsidiaries’ working capital and other general corporate purposes, including, without limitation, effecting permitted acquisitions and investments.

In late December 2009 and early January 2010, MSC obtained commitments from lenders to extend MSC’s existing revolving line of credit facility commitments, which will take effect upon the May 31, 2011 maturity of the existing revolving facility commitments. The new commitments will extend the availability of the revolver to February 2013. The new revolving loans, which cannot be drawn until the existing revolving credit facility matures, will bear interest at a rate of LIBOR plus 4.50%. The extension also requires a 2.00% annual ticking fee to be paid quarterly on committed amounts until the extended revolver facility is effective.

MSC’s senior secured credit facilities also provide for a $1.4 billion term loan facility, of which approximately $455 million matures in May 2013 and approximately $927 million matures in May 2015, and a seven-year $50 million synthetic letter of credit facility, with such term beginning in May 2006, under which $50 million was deposited by lenders to be used to fund any drawn letters of credit under the facility. This facility is available for letters of credit for MSC’s account.

MSC’s senior secured credit facilities also permit MSC to obtain up to an additional $200 million of credit facilities without the consent of the existing lenders under MSC’s senior secured credit facilities.

Scheduled Amortization Payments and Mandatory Prepayments

MSC’s term loan facility and its synthetic letter of credit facility under the senior secured credit facilities provide for quarterly and annual amortization payments, respectively, in each case totaling 1% per annum, with the balance payable or returnable, respectively, upon the final maturity date. In addition, MSC’s senior secured credit facilities require MSC to prepay outstanding term loans subject to certain exceptions, with:

•	100% of the net cash proceeds of asset sales and dispositions;

•

50% of MSC’s excess cash flow if MSC’s senior secured bank leverage ratio is greater than 3.25:1.0 (reducing to 25% if MSC senior secured bank leverage ratio is less than or equal to 3.25:1.0 and to 0% if MSC senior secured bank leverage ratio is less than or equal to 3.0:1.0); and

•

if MSC’s senior secured bank leverage ratio is greater than 3.0:1.0, 100% of the net cash proceeds received from issuances of debt, subject to exceptions with respect to debt that MSC and its subsidiaries may incur under the negative covenants.

Voluntary Prepayments and Reduction and Termination of Commitments

MSC is able to voluntarily prepay loans and permanently reduce the loan commitments or return synthetic letter of credit deposits under its senior secured credit facilities at any time without premium or penalty, subject to the payment of customary LIBOR or EURO LIBOR breakage costs, if any. The revolving loan commitment and the synthetic letter of credit facility commitment may not be reduced to less than the outstanding balance of loans (in the case of the revolving loan commitment) and letter of credit obligations under such commitment on the date of such reduction. In addition, MSC is able to terminate its senior secured credit facilities without paying a premium or penalty upon prior written notice, and, in some cases, MSC may revoke such notice. Upon termination, MSC will be required to repay all obligations outstanding under MSC’s senior secured credit facilities and to satisfy or cash collateralize all outstanding letter of credit obligations.

Interest and Applicable Margins

The interest rates with respect to term loans to MSC and to the Dutch subsidiary borrower under MSC’s senior secured credit facilities are based on, at MSC’s option, adjusted LIBOR (or EURO LIBOR for the Dutch subsidiary borrower) plus 2.25%, with respect to term loans maturing in May 2013, and 3.75%, with respect to term loans maturing in May 2015, or a Dollar base rate plus 0.75%, with respect to term loans maturing in May 2013, and 2.25%, with respect to term loans maturing in May 2015.

The interest rates with respect to revolving loans to MSC under MSC’s senior secured credit facilities are based on, at MSC’s option, adjusted LIBOR plus 2.50% or a Dollar base rate plus 1.00%. The interest rates with respect to revolving loans to the Canadian subsidiary borrower under MSC’s senior secured credit facilities are based on (a) for loans made in dollars, at MSC’s option, adjusted LIBOR plus 2.50% or a base rate (based on a reference rate for Dollar denominated loans made in Canada) plus 1.00%, or (b) for loans made in Canadian Dollars, at MSC’s option, a Canadian Bankers’ Acceptances rate plus 2.50% or a Canadian Dollar base rate plus 1.00%.

The interest rates with respect to revolving loans to the U.K. subsidiary borrowers under MSC’s senior secured credit facilities are based on (a) for loans made in dollars, at MSC’s option, adjusted LIBOR plus 2.50% or a Dollar base rate plus 1.00%, (b) for loans made in Sterling, at MSC’s option, adjusted LIBOR plus 2.50% or a Sterling base rate plus 1.00% or (c) for loans made in euros, at MSC’s option, EURO LIBOR plus 2.50% or a Euro base rate plus 1.00%.

The interest rates with respect to revolving loans to the Dutch subsidiary borrower under MSC’s senior secured credit facilities are based on, at MSC’s option, EURO LIBOR plus 2.50% or a Euro base rate plus 1.00%.

These applicable margins are, with respect to loans under MSC’s revolving credit facility, subject to prospective adjustment on a quarterly basis depending on MSC’s consolidated leverage ratio. Following and during the continuance of an event of default, overdue amounts owing under MSC’s senior secured credit facilities will bear interest at a rate per annum equal to the rate otherwise applicable thereto plus an additional 2.0%.

Guarantees and Collateral

MSC’s obligations under its senior secured credit facilities and under any interest rate protection or other hedging arrangements entered into with a lender or any affiliate thereof and under cash management lines of credit with a lender, any affiliate thereof or certain other financial institutions are guaranteed (i) prior to the initial public offering of MSC’s common stock, by MSC’s immediate parent, MSC Holdings, and (ii) at all times, by each of MSC’s existing and subsequently acquired or organized material domestic subsidiaries, excluding HA-International, LLC and other unrestricted subsidiaries. All obligations of the foreign subsidiary borrowers under MSC’s revolving credit facility are guaranteed (i) prior to the initial public offering of MSC’s common stock, by MSC Holdings and (ii) at all times, by MSC, the U.S. subsidiary guarantors, the other foreign subsidiary borrowers and MSC’s and their respective material subsidiaries in the United States, the United Kingdom, Germany, the Netherlands and Canada (excluding subsidiaries in the United Kingdom, Germany, the Netherlands, Canada and the United States that are unrestricted subsidiaries) and Momentive Specialty Chemicals Barbastro S.A. and Momentive Specialty Chemicals Iberica, S.A.

MSC’s senior secured credit facilities are secured by substantially all the assets of (i) prior to the initial public offering of MSC’s common stock, MSC Holdings, which consists of a perfected first-priority pledge of all of MSC’s capital stock and (ii) at all times, MSC and the subsidiary guarantors, including but not limited to: (a) a first-priority pledge of substantially all capital stock held by MSC or any subsidiary guarantor (which pledge, with respect to obligations in respect of the U.S. borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, shall be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of MSC and each subsidiary guarantor (except for Momentive Specialty Chemicals Barbastro S.A. and Momentive Specialty Chemicals Iberica, S.A., whose guarantees are unsecured).

Notwithstanding the foregoing, (i) assets of foreign subsidiary guarantors secure obligations in respect of the foreign borrowings, (ii) subject to certain exceptions, the collateral does not include (A) any real estate, fixtures or equipment of MSC or any of MSC’s subsidiaries located within the United States (except for assets that MSC’s board of directors determines do not constitute principal property under the indentures for MSC’s debentures due 2016, 2021 and 2023) and (B) any capital stock or evidence of indebtedness for borrowed money of certain subsidiaries held by MSC or MSC’s subsidiaries and (iii) assets of MSC Holdings, MSC or MSC’s domestic subsidiaries do not secure term loan obligations of MSC’s Dutch subsidiary borrower.

Covenants

MSC’s senior secured credit facilities contain financial, affirmative and negative covenants that MSC believes are usual and customary for a senior secured credit agreement. The negative covenants in the senior secured credit facilities include, among other things, limitations (none of which are absolute) on MSC’s ability to:

•	declare dividends and make other distributions;

•	redeem or repurchase MSC’s capital stock;

•	prepay, redeem or repurchase certain of MSC’s subordinated indebtedness;

•	make loans or investments (including acquisitions);

•

incur additional indebtedness, except that MSC may incur indebtedness so long as MSC’s consolidated leverage ratio is not greater than 6.0:1.0, and MSC may incur other indebtedness pursuant to one or more issuances of additional senior secured notes or loans so long as, among other things, an agreed amount of the net cash proceeds from any such issuance are used to prepay term loans and/or revolving loans under MSC’s senior secured credit facilities at par;

•

grant liens, except that MSC may grant liens in connection with permitted incurred indebtedness, or so long as MSC’s senior secured bank leverage ratio is not greater than 4.0:1.0 and MSC comply with certain other limitations;

•	enter into sale-leaseback transactions;

•	modify the terms of subordinated debt or other material agreements;

•	change MSC’s fiscal year;

•	restrict dividends from MSC’s subsidiaries or restrict liens;

•	enter into new lines of business;

•	recapitalize, merge, consolidate or enter into acquisitions;

•	sell MSC’s assets; and

•	enter into transactions with MSC affiliates.

In addition, MSC’s senior secured credit facilities require MSC to maintain a maximum senior secured bank leverage ratio and require MSC to comply with a maximum capital expenditure limitation.

Events of Default

The events of default under MSC’s senior secured credit facilities include, without limitation, nonpayment, misrepresentations, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in the credit agreement that governs MSC’s senior secured credit facilities) and cross-defaults.

MSC Senior Secured Notes

General

MSC’s Senior Secured Notes consist of $1 billion original aggregate principal amount of face value of 8.875% Senior Secured Notes due 2018.

Ranking

The Senior Secured Notes rank pari passu in right of payment with all of MSC’s existing and future senior indebtedness, including debt under MSC’s senior secured credit facilities and the guarantees thereof. The Senior Secured Notes rank effectively junior in priority as to collateral with respect to MSC’s senior secured credit facilities and any other future obligations secured by a first-priority lien on the collateral subject to certain exceptions, senior in priority as to collateral with respect to MSC’s and MSC’s guarantors’ obligations under MSC’s Second-Priority Senior Secured Notes and any other future obligations secured by a second-priority lien on the collateral and senior in right of payment to all of MSC’s existing and future subordinated indebtedness.

Optional Redemption

The Senior Secured Notes may be redeemed prior to February 1, 2014, at a price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest to the redemption date and a “make-whole premium.” Thereafter, the Senior Secured Notes may be redeemed at the applicable redemption price, plus accrued and unpaid interest. In addition, on or prior to February 1, 2013, MSC may redeem up to 35% of the Senior Secured Notes using the net cash proceeds of certain equity offerings.

Mandatory Redemption

MSC is not required to make mandatory redemption or sinking fund payments with respect to the Senior Secured Notes.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require MSC to buy such holder’s Second-Priority Senior Secured Notes at 101% of their principal amount, plus accrued and unpaid interest.

A “Change of Control” shall be deemed to have occurred: at such time as any person, other than any of the permitted holders, is or becomes the beneficial owner of shares of MSC’s stock entitling such person to exercise 50% or more of the total voting power of all classes of MSC’s stock entitled to vote in elections of directors; upon the disposition of substantially all of MSC’s assets to any person other than any of the permitted holders; or upon the failure of continuing directors to constitute a majority of MSC’s Board of Directors.

Covenants

Under the terms of the indenture governing the Senior Secured Notes, MSC is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt, incur debt at its subsidiaries, pay dividends, issue disqualified or preferred stock, or enter sale leaseback transactions.

Events of Default

The Senior Secured Notes specify events of default including failure to pay principal and interest on the Senior Secured Notes, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to MSC.

MSC Second-Priority Lien Obligations—MSC Second-Priority Senior Secured Floating Rate Notes due 2014

General

MSC’s Second-Priority Senior Secured Notes originally consisted of (i) $625 million original aggregate principal amount of face value of 9.75% Second-Priority Senior Secured Notes due 2014 and (ii) $200 million original aggregate principal amount of face value of Second-Priority Senior Secured Floating Rate Notes due 2014. In November 2010, MSC refinanced $533 million in outstanding principal amount of its 9.75% Second-Priority Senior Secured Notes due 2014 through the issuance of 9.00% Second-Priority Senior Secured Notes due 2020. As a result, as of December 31, 2010, MSC had $120 million outstanding aggregate principal amount of face value of Second-Priority Senior Secured Floating Rate Notes due 2014.

Ranking

MSC’s Second-Priority Senior Secured Floating Rate Notes due 2014 rank equally in right of payment to all of MSC’s existing and future senior indebtedness and rank senior in right of payment to all of MSC’s existing and future subordinated indebtedness. The Second-Priority Senior Secured Floating Rate Notes due 2014 rank junior in priority as to collateral with respect to MSC’s senior secured credit facilities and MSC’s Senior Secured Notes and pari passu in priority as to collateral with respect to all of MSC’s existing and future obligations secured by a second priority lien on the collateral.

Optional Redemption

MSC’s Second-Priority Senior Secured Floating Rate Notes due 2014 may be redeemed at par, plus accrued and unpaid interest.

Mandatory Redemption

MSC is not required to make mandatory redemption or sinking fund payments with respect to the Second-Priority Senior Secured Floating Rate Notes due 2014.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require MSC to buy such holder’s Second-Priority Senior Secured Floating Rate Notes due 2014 at 101% of their principal amount, plus accrued and unpaid interest.

A “Change of Control” shall be deemed to have occurred: at such time as any person is or becomes the beneficial owner of shares of MSC’s stock entitling such person to exercise 50% or more of the total voting power of all classes of MSC’s stock entitled to vote in elections of directors; upon the disposition of substantially all of MSC’s assets to any person other than any of the permitted holders; or upon the failure of continuing directors to constitute a majority of MSC’s Board of Directors.

Covenants

Under the terms of the indenture governing the Second-Priority Senior Secured Floating Rate Notes due 2014, MSC is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt, incur debt at its subsidiaries or enter into sale leaseback transactions.

Events of Default

The Second-Priority Senior Secured Floating Rate Notes due 2014 specify events of default including failure to pay principal and interest on the Second-Priority Senior Secured Floating Rate Notes due 2014, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to MSC.

MSC Second-Priority Lien Obligations—MSC Second-Priority Senior Secured Notes due 2020

General

MSC’s Second-Priority Senior Secured Notes originally consisted of (i) $625 million original aggregate principal amount of face value of 9.75% Second-Priority Senior Secured Notes due 2014 and (ii) $200 million original aggregate principal amount of face value of Second-Priority Senior Secured Floating Rate Notes due 2014. In November 2010, MSC refinanced $533 million in outstanding principal amount of its 9.75% Second-Priority Senior Secured Notes due 2014 through the issuance of 9.00% Second-Priority Senior Secured Notes due 2020. As of December 31, 2010, MSC had $574 million outstanding aggregate principal amount of face value of 9.00% Second-Priority Senior Secured Notes due 2020.

Ranking

MSC’s Second-Priority Senior Secured Notes due 2020 rank equally in right of payment to all of MSC’s existing and future senior indebtedness and rank senior in right of payment to all of MSC’s existing and future subordinated indebtedness. The Second-Priority Senior Secured Notes due 2020 rank junior in priority as to collateral with respect to MSC’s senior secured credit facilities and MSC’s Senior Secured Notes and pari passu in priority as to collateral with respect to all of MSC’s existing and future obligations secured by a second priority lien on the collateral.

Optional Redemption

MSC’s Second-Priority Senior Secured Notes due 2020 may be redeemed prior to November 15, 2015 at a redemption price of 100% of the principal amount of the notes redeemed plus accrued and unpaid interest to the redemption date and a “make-whole premium.” Thereafter, the Second-Priority Senior Secured Notes due 2020 may be redeemed at the applicable redemption price, plus accrued and unpaid interest. In addition, on or prior November 15, 2013, MSC may redeem up to 35% of the Second-Priority Senior Secured Notes due 2020 using the net cash proceeds of certain equity offerings.

Mandatory Redemption

MSC is not required to make mandatory redemption or sinking fund payments with respect to the Second-Priority Senior Secured Notes due 2020.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require MSC to buy such holder’s Second-Priority Senior Secured Notes at 101% of their principal amount, plus accrued and unpaid interest.

A “Change of Control” shall be deemed to have occurred: at such time as MSC becomes aware of the acquisition by any person or group, by way of merger, consolidation or other business combination or purchase of beneficial ownership of more than 50% of the total voting power of MSC’s stock entitling such person to exercise 50% or more of the total voting power of all classes of the MSC’s stock entitled to vote in elections of directors; upon the sale, lease or transfer of substantially all of the MSC’s assets to any person other than any of the permitted holders; or upon the failure of continuing directors to constitute a majority of the board of director of MSC.

Covenants

Under the terms of the indenture governing the Second-Priority Senior Secured Notes due 2020, MSC is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt, incur debt at its subsidiaries, issue disqualified and preferred stock or enter into sale leaseback transactions.

Events of Default

The Second-Priority Senior Secured Notes due 2020 specify events of default including failure to pay principal and interest on the Second-Priority Senior Secured Notes due 2020, a failure to comply with covenants subject to a 30-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to MSC.

MSC International Credit Facilities

MSC also has additional international credit facilities that provide liquidity to MSC’s local businesses in local currencies, in countries including Australia, Brazil, Finland and Korea. As of December 31, 2010, MSC’s international facilities provided availability totaling $75 million, based on exchange rates as of such date.

MSC Affiliated Debt

In 2009, MSC borrowed $100 million in term loans from affiliates of Apollo which will mature on December 31, 2011 with interest at adjusted LIBOR plus 2.25%. We expect no amount to be due by us to Apollo at this date and for the liability to be replaced by shares of preferred stock as described in “Certain Relationships and Related Party Transactions — Financing Arrangements.” In addition, MSC has $4 million due upon demand to an affiliate of Apollo. The weighted average interest rate of affiliated borrowings at December 31, 2010 was 2.57%.

MSC Unsecured Indebtedness—Senior Unsecured Debentures

General

Borden Chemical has sold, on four occasions, senior unsecured debentures, which are referred to collectively as the Debentures, each with separate maturity dates and interest rates. Borden Chemical redeemed its 9 1/4% Debentures concurrently with the closing of the acquisition of Borden Chemical. The following table sets forth certain information about the Debentures that remain outstanding:

Rate	Maturity Date	Original Face Value	Outstanding as of December 31, 2010	Sinking Fund Requirements
7 7/8%	February 15, 2023	$250,000,000	$188,786,000	None
8 3/8%	April 15, 2016	200,000,000	61,764,000	2010 to 2015 $20 million per year (1)
9 1/5%	March 15, 2021	200,000,000	73,581,000	None

(1)	Previous buybacks of Borden Chemical’s Debentures will allow MSC to fulfill MSC’s sinking fund requirements through 2012 for the 8 3/8% Debentures.

Rankings

The Debentures rank equally in right of payment with all of MSC’s existing and future senior indebtedness and rank senior in right of payment to all of MSC’s existing and future subordinated indebtedness. These Debentures are not secured and, as such, have no underlying assets to secure the payment of principal or interest.

Optional Redemption

The 8 3/8% Debentures may be redeemed at par, plus accrued and unpaid interest. The 9 1/5% Debentures and the 7 7/8% Debentures are not redeemable prior to their respective maturity dates.

Mandatory Redemption

Except as described above in “—General,” MSC is not required to make mandatory redemption or sinking fund payments with respect to the Debentures.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require MSC to buy such holder’s 8 3/8% Debentures at 100% of their principal amount, plus accrued and unpaid interest.

“Change in Control” shall be deemed to have occurred at such time as any person is or becomes the beneficial owner of shares of MSC’s stock entitling such person to exercise 20% or more of the total voting power of all classes of MSC’s stock entitled to vote in elections of directors; provided, however, that a Change in Control shall not be deemed to have occurred if such event is approved by a majority of the continuing directors (as defined in the prospectus related to the 8 3/8% Debentures).

The 9 1/5% Debentures and the 7 7/8% Debentures do not contain provisions relating to a Change in Control.

Covenants

Under the terms of the indentures governing the Debentures, MSC is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt, incur debt at its subsidiaries or enter into sale leaseback transactions.

Events of Default

The Debentures specify events of default including failure to pay principal and interest on the Debentures, a failure to comply with covenants, subject to a 90-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to MSC.

Description of Certain Indebtedness of MSC Holdings

MSC Holdings PIK Facility

In the fourth quarter of 2008, MSC Holdings financed the $325 million termination fee paid to Huntsman and related bank and legal fees through a borrowing of $350.6 million from affiliates of Credit Suisse and Deutsche Bank (the “PIK Facility”). The PIK Facility is six-year term loan due 2014 with a payment in kind (“PIK”) provision. The PIK provision enables MSC Holdings, at its option, to accrue the interest at intervals during the term of the loan in lieu of making cash interest payments. In April 2009, a subsidiary of MSC Holdings purchased $180 million in face value of the outstanding LLC PIK Facility. At December 31, 2010, MSC Holdings had elected the PIK interest provision. $33 million in accrued interest has been added to the outstanding principal amount as of December 31, 2010.

Scheduled Amortization Payments and Mandatory Prepayments

MSC Holdings’s PIK Facility does not provide for scheduled amortization payments or mandatory prepayments.

Voluntary Prepayments

MSC Holdings is able to voluntarily prepay loans and permanently reduce the loan commitments at any time, plus accrued and unpaid interest and prepayment premium of 1%.

Interest and Applicable Margins

MSC Holdings may, at its option, elect to pay interest on the loans (a) entirely in cash, (b) entirely by increasing the outstanding principal amount of the loans by the amount of interest accrued during such Interest Period (“PIK Interest”) or (c) 50% in cash and 50% in PIK Interest. Cash interest on the loans is equal to adjusted LIBOR plus 7.25% per annum (or 6.25% in the case of an ABR Loan). PIK interest is equal to adjusted LIBOR plus 8.0% per annum.

Guarantees and Collateral

The PIK Facility is unsecured.

Covenants

Under the terms of PIK Facility, MSC Holdings is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt, incur debt at its subsidiaries or enter into sale leaseback transactions.

Events of Default

The PIK Facility specifies events of default including failure to pay principal and interest on the loans, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to MSC Holdings.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial numbers of shares of our common stock, including shares issued upon exercise of options, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon completion of this offering, we will have outstanding                  shares of common stock. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. All of the remaining                  shares of common stock to be outstanding after this offering will be deemed “restricted securities,” as that term is defined under Rule 144, and will be subject to the     -day lock-up period, which may be extended in specified circumstances described below. Within 180 days of the date of this prospectus, all of these shares will qualify for resale under Rule 144, excluding any shares held by affiliates.

Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 under the Securities Act, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the                      during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Lock-Up Agreements

Executive officers, directors and significant stockholders, including Apollo, have agreed with the underwriters not to sell any shares of our common stock for a period of      days from the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

Registration Rights

Pursuant to the Securityholders Agreement, we have granted Apollo and GE demand registration rights and we have granted Apollo, GE and certain of our management equityholders incidental registration rights, in each case, with respect to certain shares of common stock owned by them. See “Certain Relationships and Related Party Transactions—Securityholders Agreement.” Additionally, pursuant to the Investor Rights Agreement, we have granted Apollo and certain of our other equityholders incidental registration rights with respect to certain shares of common stock owned by them. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by non-U.S. holders (as defined below) who purchase our common stock in this offering and hold such common stock as capital assets (generally for investment). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, retirement plans, partnerships or entities created as such for U.S. federal income tax purposes and their partners, dealers in securities, brokers, certain former U.S. citizens or long-term residents, persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, or persons subject to Medicare contribution tax). This discussion does not address the state, local or foreign tax or U.S. federal non-income or estate tax consequences relating to the ownership and disposition of our common stock. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

As used in this discussion, the term “non-U.S. holder” refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

•

a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all its substantial decisions or (b) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your own tax advisor.

Dividends

We do not anticipate paying dividends on our common stock in the foreseeable future. See “Dividend Policy.” If we make a distribution of cash or property, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Dividends paid by us to a non-U.S. holder, to the extent treated as dividends for U.S. federal income tax purposes, generally will be subject to U.S. federal withholding tax at a 30% rate, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-U.S. holder provides us with an IRS Form W-8BEN (or successor form) certifying its entitlement to the benefit of such treaty or (ii) the dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides us with the appropriate IRS Form W-8 (generally an IRS Form W-8ECI, or successor form). If dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to such non-U.S. holder’s U.S. permanent establishment), such non-U.S. holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. person, unless otherwise provided in an applicable income tax treaty. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax on its after-tax effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

Generally, a non-U.S. holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-U.S. holder is an individual present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States and, where an applicable income tax treaty so requires, is attributable to a U.S. permanent establishment of such non-U.S. holder or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock and either (a) our common stock has ceased to be traded on an “established securities market” prior to the beginning of the calendar year in which the sale, exchange or other disposition occurs or (b) the non-U.S. holder owns (actually or constructively) more than 5% of our common stock. We believe that we are not a U.S. real property holding corporation, and we do not anticipate becoming a U.S. real property holding corporation.

A non-U.S. holder described in (i) above will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. A non-U.S. holder described in (ii) above will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in (ii) may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of his or her death generally will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. These information reporting requirements apply even if no withholding is required (e.g., because the distributions are effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, or withholding is eliminated by an applicable income tax treaty). Pursuant to applicable income tax treaties or other agreements, the IRS may also make these information reports available to tax authorities in the non-U.S. holder’s country of residence. Backup withholding is not an additional tax.

A non-U.S. holder will be subject to backup withholding (currently at a rate of 28%) on dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined by the Internal Revenue Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined by the Internal Revenue Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or a credit against such non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS and other applicable requirements are satisfied.

Recently Enacted Legislation Affecting Taxation of our Common Stock Held by or Through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. persons (and certain foreign persons with direct or indirect U.S. owners) that are “account holders” of such institution (which includes holders of certain equity and debt securities of such institution). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to any other foreign entity unless such entity provides the withholding agent with a certification that (i) identifies certain of its direct and indirect U.S. owners, or (ii) indicates that it does not have any such U.S. direct or indirect U.S. owners. Under certain limited circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares

Total

The underwriters are committed to purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the underwriters that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the              shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are     % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
$	$	$
$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

We, our executive officers and directors and Apollo have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for              days after the date of this prospectus without first obtaining the written consent of             .

The underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales, and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the                    , in the over-the-counter market, or otherwise.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the market capitalizations and stages of development of other companies that we and the representative of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Electronic Distribution

A prospectus in electronic format is being made available on Internet websites maintained by the lead underwriter of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Relationships with Underwriters

Some of the underwriters or their affiliates may provide investment banking services to us in the future.

LEGAL MATTERS

O’Melveny & Myers LLP, New York, New York, will pass upon the validity of the shares of common stock offered hereby. Certain legal matters in connection with this offering will be passed upon for the underwriters by                     .

EXPERTS

The financial statements of Momentive Performance Materials Holdings LLC as of December 31, 2010 and for the year then ended, and the financial statements of Momentive Specialty Chemicals Holdings LLC as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedules of Momentive Performance Materials Holdings LLC and subsidiaries as of December 31, 2009 and for the years ended December 31, 2009 and 2008 are included herein and in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form S-1 with the SEC with respect to the registration of the common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

You may obtain copies of the information and documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number:

Momentive Performance Materials Holdings LLC

180 East Broad Street

Columbus, Ohio 43215

Attention: Investor Relations

(614) 225-4000

Upon completion of this offering, Momentive will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referred to above. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm.

Each of MPM and MSC also are required to file annual and quarterly reports and other information with the SEC, and expect to continue to make such filings after the consummation of this offering. You may read and copy any materials MPM and MSC file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, MSC’s and MPM’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports are available free of charge to the public through our internet website at www.momentive.com or on the SEC’s website at www.sec.gov. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any decision with respect to the Exchange Offer. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

FINANCIAL STATEMENTS INDEX

MOMENTIVE PERFORMANCE MATERIALS HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(In millions)	2010	2009	2008
Net sales	$3,806	$2,083	$2,639
Cost of sales	2,914	1,564	2,016

Gross profit	892	519	623
Selling, general and administrative expense	521	393	482
Research and development and technical services expense	88	63	76
Asset impairments (See Note 2)	9	—	857
Business realignment costs (See Note 2)	29	23	45
Other operating expense, net	8	—	—

Operating income (loss)	237	40	(837)
Interest expense, net	391	314	328
Loss (gain) on extinguishment of debt (See Note 10)	85	(179)	—
Other non-operating income, net	(7)	(12)	(7)

Loss from continuing operations before income tax and earnings from unconsolidated entities	(232)	(83)	(1,158)
Income tax (benefit) expense (See Note 16)	(8)	15	(111)

Loss from continuing operations before earnings from unconsolidated entities	(224)	(98)	(1,047)
Earnings from unconsolidated entities, net of taxes	2	—	—

Net loss from continuing operations	(222)	(98)	(1,047)
Net loss from discontinued operations, net of taxes (See Note 4)	(8)	—	—

Net loss	(230)	(98)	(1,047)
Net income attributable to noncontrolling interest	(1)	—	—

Net loss attributable to Momentive Performance Materials Holdings LLC	(231)	(98)	(1,047)
Accretion of dividends on committed preferred units (See Note 5)	(3)	—	—

Net loss attributable to common unit holders	$(234)	$(98)	$(1,047)

Comprehensive loss attributable to Momentive Performance Materials Holdings LLC	$(159)	$(94)	$(914)

Basic and diluted loss per share (See Note 18):
Net loss from continuing operations	$(1.03)	$(0.50)	$(5.30)
Net loss from discontinued operations, net of taxes	(0.04)	—	—

Net loss	$(1.07)	$(0.50)	$(5.30)

Net loss attributable to Momentive Performance Materials Holdings LLC members	$(1.07)	$(0.50)	$(5.30)

See Notes to Consolidated Financial Statements

MOMENTIVE PERFORMANCE MATERIALS HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	December 31, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents (including restricted cash of $6 and $0, respectively) (See Note 2)	$450	$220
Short-term investments	6	—
Accounts receivable (net of allowance for doubtful accounts of $5 and $5, respectively)	938	398
Inventories:
Finished and in-process goods	529	237
Raw materials and supplies	241	113
Other current assets	102	23
Assets of discontinued operations (See Note 4)	175	—

Total current assets	2,441	991
Other assets	228	107
Property and equipment
Land	241	84
Buildings	581	383
Machinery and equipment	2,615	1,288

	3,437	1,755
Less accumulated depreciation	(765)	(589)

	2,672	1,166
Goodwill (See Note 7)	1,485	413
Other intangible assets, net (See Note 7)	1,951	639

Total assets	$8,777	$3,316

Liabilities and Deficit
Current liabilities
Accounts and drafts payable	$736	$273
Debt payable within one year (See Note 10)	107	98
Affiliated loans payable	4	—
Interest payable	95	16
Income taxes payable	34	11
Accrued payroll and incentive compensation	133	58
Other current liabilities	255	138
Liabilities of discontinued operations (See Note 4)	40	—

Total current liabilities	1,404	594
Long-term debt (See Note 10)	6,449	2,955
Affiliated long-term debt (See Note 10)	711	548
Long-term pension and post employment benefit obligations (See Note 13)	480	209
Deferred income taxes (See Note 16)	336	63
Other long-term liabilities	210	64

Total liabilities	9,590	4,433
Commitments and contingencies (See Notes 10 and 12)
Stock options exercisable in redeemable units (See Note 15)	4	—
Deficit
Members’ deficit (800,000,000 units authorized, 280,052,124 issued and 279,088,329 outstanding at December 31, 2010)	(1,075)	—
Paid-in capital	—	219
Accumulated other comprehensive income	252	180
Accumulated deficit	—	(1,520)

Total Momentive Performance Materials Holdings LLC members’ deficit	(823)	(1,121)
Noncontrolling interest	6	4

Total deficit	(817)	(1,117)

Total liabilities and deficit	$8,777	$3,316

See Notes to Consolidated Financial Statements

MOMENTIVE PERFORMANCE MATERIALS HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(In millions)	2010	2009	2008
Cash flows provided by operating activities
Net loss	$(230)	$(98)	$(1,047)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	263	192	237
Loss (gain) on extinguishment of debt (See Note 10)	85	(179)	—
Non-cash purchase accounting inventory adjustment (Note 3)	67	—	—
Deferred tax (benefit) provision	(51)	1	(122)
Non-cash interest added to principal	15	28	16
Non-cash impairments and accelerated depreciation	9	—	860
Amortization of debt issuance costs	17	15	11
Accretion of interest on note payable	63	57	51
Other non-cash adjustments	11	(7)	(11)
Net change in assets and liabilities:
Accounts receivable	42	27	73
Inventories	60	35	40
Accounts and drafts payable	(59)	(53)	(15)
Income taxes payable	26	19	—
Other assets, current and non-current	5	1	5
Other liabilities, current and long-term	60	(11)	(21)

Net cash provided by operating activities	383	27	77
Cash flows used in investing activities
Capital expenditures	(140)	(77)	(139)
Proceeds from matured debt securities	1	—	—
Purchases of intangible assets	(4)	(3)	(10)
Proceeds from the sale of assets	1	—	—
Cash acquired in Momentive Combination	122	—	—

Net cash used in investing activities	(20)	(80)	(149)
Cash flows (used in) provided by financing activities
Net short-term debt (repayments) borrowings	(8)	(7)	2
Borrowings of long-term debt	1,502	106	188
Repayments of long-term debt	(1,512)	(157)	(15)
Repayments of affiliated debt	(3)	—	—
Long-term debt and credit facility financing fees	(111)	(7)	—
Funds remitted to joint venture	—	(5)	(5)
Repurchase of member units	(1)	—	—

Net cash (used in) provided by financing activities	(133)	(70)	170
Effect of exchange rates on cash and cash equivalents	(6)	(6)	(6)

Increase (decrease) in cash and cash equivalents	224	(129)	92
Cash and cash equivalents at beginning of year	220	349	257

Cash and cash equivalents (unrestricted) at end of year	$444	$220	$349

Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$263	$219	$258
Income taxes paid, net	14	—	11

See Notes to Consolidated Financial Statements

MOMENTIVE PERFORMANCE MATERIALS HOLDINGS LLC

CONSOLIDATED STATEMENTS OF DEFICIT AND COMPREHENSIVE LOSS

(In millions)	Members’ Deficit	Paid-in Capital	Accumulated Other Comprehensive Income (a)	Accumulated Deficit	Noncontrolling Interest	Total
Balance at December 31, 2007	$—	$217	$43	$(375)	$4	(111)
Net loss	—	—	—	(1,047)	—	(1,047)
Translation adjustments	—	—	143	—	—	143
Net cash flow hedge activity	—	—	(4)	—	—	(4)
Loss recognized from pension and postretirement benefits, net of tax	—	—	(6)	—	—	(6)

Comprehensive loss						(914)

Stock-based compensation expense	—	1	—	—	—	1

Balance at December 31, 2008	—	218	176	(1,422)	4	(1,024)
Net loss	—	—	—	(98)	—	(98)
Net cash flow hedge activity	—	—	1	—	—	1
Gain recognized from pension and postretirement benefits, net of tax	—	—	3	—	—	3

Comprehensive loss						(94)

Stock-based compensation expense	—	1	—	—	—	1

Balance at December 31, 2009	—	219	180	(1,520)	4	(1,117)
Contribution to members’ deficit	(1,301)	(219)	—	1,520	—	—
Net loss	(231)	—	—	—	1	(230)
Translation adjustments	—	—	80	—	—	80
Net cash flow hedge activity	—	—	5	—	—	5
Loss recognized from pension and postretirement benefits, net of tax	—	—	(13)	—	—	(13)

Comprehensive loss						(158)

Issuance of units for acquisition of MSC Holdings	454	—	—	—	3	457
Stock-based compensation expense	4	—	—	—	—	4
Repurchase of member units	(1)	—	—	—	—	(1)
Dividends paid to noncontrolling interest holder	—	—	—	—	(2)	(2)

Balance at December 31, 2010	$(1,075)	$—	$252	—	$6	$(817)

(a)	Accumulated other comprehensive income at December 31, 2010 represents $252 of net foreign currency translation gains, net of tax, $2 of net deferred gains on cash flow hedges, net of tax and a $2 unrealized losses, net of tax, relating to net actuarial losses for the Company’s defined benefit pension and postretirement benefit plans (see Note 13). Accumulated other comprehensive income at December 31, 2009 represents $172 of net foreign currency translation gains, net of tax, $3 of net deferred losses on cash flow hedges, net of tax and a $11 unrealized gain, net of tax, related to net actuarial losses and prior service costs for the Company’s defined benefit pension and postretirement plans (See Note 13). Accumulated other comprehensive income at December 31, 2008 represents $172 of net foreign currency translation gains, net of tax, $4 of net deferred losses on cash flow hedges net of tax, and a $8 unrealized gains, net of tax, relating to net actuarial gains and prior service costs for the Company’s defined benefit pension and postretirement benefit plans (see Note 13).

See Notes to Consolidated Financial Statements

MOMENTIVE PERFORMANCE MATERIALS HOLDINGS LLC

Notes to Consolidated Financial Statements

(In millions, except share data)

1. Background and Basis of Presentation

Background

Momentive Performance Materials Holdings LLC (“Momentive Holdco”) was formed on October 1, 2010 through the acquisition of Momentive Specialty Chemicals Holdings LLC (“MSC Holdings”) and Momentive Performance Materials Holdings Inc. (“MPM Holdings”), herein referred to as the “Momentive Combination”. MSC Holdings is a holding company whose principal asset is its investment in Momentive Specialty Chemicals Inc. (“MSC”) and MPM Holdings is a holding company whose principal asset is its investment in Momentive Performance Materials Inc. (“MPM”). Momentive Holdco is controlled by investment funds (the “Apollo Funds”) managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”). Momentive Holdco, its wholly-owned subsidiaries and predecessor entities are referred to as the “Company”.

Through its operating subsidiaries, MPM and MSC, Momentive Holdco serves global industrial markets through a broad range of specialty material products and additives, thermoset technologies, and technical support for customers in a diverse range of applications and industries. At December 31, 2010 the Company had 104 active production and manufacturing facilities. The business is organized based on the products offered and markets served. At December 31, 2010, Momentive Holdco had three reportable segments: Silicones and Quartz, Epoxy and Phenolic Resins and Forest Products Resins and Other.

Basis of Presentation

The Momentive Combination does not qualify as a transaction between entities under common control, and therefore, has been accounted for as an acquisition under the guidance for accounting for business combinations. MPM Holdings has been identified as the accounting acquirer and predecessor entity to the formation of Momentive Holdco. Therefore, the results of MSC Holdings are included from the date of the Momentive Combination, October 1, 2010. Furthermore, the assets acquired and liabilities assumed of MSC Holdings have been recorded at fair value as of October 1, 2010. See Note 3.

The consolidated financial statements include the Consolidated Statements of Operations of MPM Holdings prior to the Momentive Combination in 2010, and for the years ended December 31, 2009 and 2008, and the Consolidated Balance Sheet of MPM Holdings as of December 31, 2009. For comparative purposes, certain prior period balances previously reported within the Consolidated Financial Statements of MPM Holdings have been reclassified to conform to the Company’s current presentation.

A summary of the significant reclassifications are as follows:

	Consolidated Statement of Operations for the year ended December 31, 2009:			Consolidated Statement of Operations for the year ended December 31, 2008:
	As Previously Reported	Reclassifications	As Reported	As Previously Reported	Reclassifications	As Reported
Cost of sales, excluding depreciation	$1,420	$(1,420)	$—	$1,838	$(1,838)	$—
Depreciation and amortization expenses	192	(192)	—	237	(237)	—
Selling, general and administrative expense	345	48	393	423	59	482
Cost of sales	—	1,564	1,564	—	2,016	2,016
Gross profit	—	519	519	—	623	623

2. Summary of Significant Accounting Policies

Principles of Consolidation—The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights, and variable interest entities in which the Company has the power to direct the activities that most significantly impact the variable interest entities’ economic performance. Intercompany accounts and transactions are eliminated in consolidation. The Company has recorded a noncontrolling interest for the equity interests in consolidated subsidiaries that are not 100% owned.

The Company’s investment in 20% to 50% owned companies, for which it has the ability to exercise significant influence over operating and financial policies (but not control), are recorded under the equity method of accounting. The investment is originally carried at cost, adjusted for the Company’s share of the earnings, which are included in Earnings from unconsolidated entities, net of taxes in the Consolidated Statements of Operations, rather than as dividends or as other distributions are received. The Company’s share of earnings from unconsolidated affiliates also includes other than temporary declines in the fair value of the investment recognized during the period, if any.

The Company’s unconsolidated investments accounted for under the equity method of accounting include the following:

•	50% ownership interest in HA International, Inc. (“HAI”), a joint venture that manufactures foundry resins

•	50% ownership interest in Hexion Shchekinoazot B.V. that manufactures forest products resins Russia.

•	50% ownership interest in Asia Dekor Borden (Hong Kong) Chemical Company, a joint venture that manufactures formaldehyde and resins in China

•	49.99% interest in Hexion UV Coatings (Shanghai) Co., Ltd, a joint venture that manufactures UV-curable coatings and adhesives in China.

Investments in other companies are carried at cost.

Foreign Currency Translations—Assets and liabilities of foreign affiliates are translated at the exchange rates in effect at the balance sheet date. Income, expenses and cash flows are translated at average exchange rates during the year. In addition, gains or losses related to the Company’s intercompany loans payable and receivable denominated in a foreign currency other than the subsidiary’s functional currency that are deemed to be permanently invested are remeasured to cumulative translation. The effect of translation is accounted for as an adjustment to Deficit and is included in Accumulated other comprehensive income. Transaction gains and losses are included as a component of Net loss. The Company recognized transaction gains (losses) of $17, $10 and $(12) for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts are included in Selling, general and administrative expenses and Other operating expense, net in the Consolidated Statement of Operations. An additional $25 of transaction losses was recorded in conjunction with the November Refinancing Transactions and is included in Loss on extinguishment of debt in the Consolidated Statements of Operations. See Note 10.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. The most significant estimates that are included in the financial statements are asset impairments and the carrying value of long-lived assets, environmental remediation, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, fair values of stock awards and fair values of assets acquired and liabilities assumed in business acquisitions. Actual results could differ from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2010 and December 31, 2009, the Company had interest-bearing time deposits and other cash equivalent investments of $134 and $38, respectively. They are included in the Consolidated Balance Sheets as a component of Cash and cash equivalents. The Company does not present cash flows from discontinued operations separately in the Consolidated Statements of Cash Flows.

Investments—Investments with original maturities greater than 90 days but less than one year are included on the Consolidated Balance Sheets as Short-term investments. At December 31, 2010, the Company had Brazilian real denominated U.S. dollar index investments of $6. These investments, which are classified as held-to-maturity securities, are recorded at cost, which approximates fair value.

Allowance for Doubtful Accounts—The allowance for doubtful accounts is estimated using factors such as customer credit ratings, customers financial status and past collection history. Receivables are charged against the allowance for doubtful accounts when it is probable that the receivable will not be recovered.

Inventories—Inventories are stated at lower of cost or market using the first-in, first-out method. Costs include direct material, direct labor and applicable manufacturing overheads, which are based on normal production capacity. Abnormal manufacturing costs are recognized as period costs and fixed manufacturing overheads are allocated based on normal production capacity. An allowance is provided for excess and obsolete inventories based on management’s review of inventories on-hand compared to the estimated future usage and sales. Inventories in the Consolidated Balance Sheets are presented net of an allowance for excess and obsolete inventory of $23 and $27 at December 31, 2010 and 2009, respectively.

Deferred Expenses—Deferred financing costs are presented as a component of Other assets in the Consolidated Balance Sheets and are amortized over the life of the related debt or credit facility using the effective interest method. Upon extinguishment of any of the debt, the related debt issuance costs are written off. At December 31, 2010 and 2009, the Company’s unamortized deferred financing costs were $88 and $51, respectively.

Property and Equipment—Land, buildings and machinery and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of properties (the average estimated useful life for buildings is 20 years and 15 years for machinery and equipment). Leasehold improvements and assets under capital leases are amortized over the lesser of their useful life or the lease term. Major renewals and betterments are capitalized. Maintenance, repairs, minor renewals and turnarounds (periodic maintenance and repairs to major units of manufacturing facilities) are expensed as incurred. When property and equipment is retired or disposed of, the asset and related depreciation are removed from the accounts and any gain or loss is reflected in operating income. The Company capitalizes interest costs that are incurred during the construction of property and equipment. Depreciation expense was $197, $149, and $194 for the years ended December 31, 2010, 2009 and 2008, respectively.

Capitalized Software—The Company capitalizes certain costs, such as software coding, installation and testing, that are incurred to purchase or create and implement computer software for internal use. Amortization is recorded on the straight-line basis over the estimated useful lives ranging from 1 to 5 years.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired is carried as Goodwill in the Consolidated Balance Sheets. Separately identifiable intangible assets that are used in the operations of the business (e.g., patents and technology, customer relationships, tradenames and land rights) are recorded at cost (fair value at the time of acquisition) and reported as Other intangible assets on the Consolidated Balance Sheets. The Company does not amortize goodwill or indefinite-lived intangible assets. Intangible assets with determinable lives are amortized on a straight-line basis over the shorter of the legal or useful life of the assets, which range from 7 to 35 years. See Note 7.

Impairment—The Company reviews property and equipment and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based on estimated undiscounted cash flows. The Company tests goodwill for impairment annually in the fourth quarter, or when events or changes in circumstances indicate impairment may exist, by comparing the fair value of each reporting unit to its carrying value to determine if there is an indication that a potential impairment may exist.

Long-Lived Assets

In the fourth quarter of 2010, as a result of the likelihood that certain assets would be sold before the end of their estimated useful lives, coupled with unfavorable results of operations, the Company recorded impairment charges on certain assets within its Other segment.

Goodwill

The Company uses a probability weighted market and income approach to estimate the values of its reporting units. The Company’s market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA (earnings before interest, income taxes, depreciation and amortization) multiple technique. Under this technique, estimated values are the result of a market-based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. The Company’s income approach is a discounted cash flow model. When the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of the reporting unit’s goodwill, an impairment loss is recognized for the difference.

In the fourth quarter of 2010 and 2009, the fair value of the reporting units exceeded the carrying amount of assets (including goodwill) and liabilities assigned to the units. In the fourth quarter of 2008, the Company recognized goodwill impairments of $700 and $157 in its Silicone and Quartz reporting unit, respectively as a result of the deterioration in market conditions experienced in late 2008 which also caused management to change its estimates of future results, resulting in lower future reporting unit earnings and cash flows than previously projected. The Company factored the 2008 market conditions and estimates into its projected forecasts of sales, operating income and cash flows of each reporting unit through the course of its strategic planning process.

General Insurance—The Company is generally insured for losses and liabilities for workers’ compensation, physical damage to property, business interruption and comprehensive general, product and vehicle liability under high-deductible insurance policies. The Company records losses when a loss has been incurred and is estimable and amortizes premiums over the life of the respective insurance policies.

Legal Claims and Costs—The Company accrues for legal claims and costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability and the most likely amount is accrued. If there is no amount in the range of potential liability that is most likely, the low end of the range is accrued. The amount accrued includes all costs associated with the claim, including settlements, assessments, judgments, fines and incurred legal fees. See Note 12.

Environmental Matters—Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on a quarterly basis and as events and developments warrant. See Note 12.

Asset Retirement Obligations—Asset retirement obligations are initially recorded at their estimated net present values in the period in which the obligation occurs, with a corresponding increase to the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. When the liability is settled, a gain or loss is recognized for any difference between the settlement amount and the liability that was recorded.

Revenue Recognition—Revenue for product sales, net of estimated allowances and returns, is recognized as risk and title to the product transfer to the customer, which either occurs at the time shipment is made or upon delivery. In situations where product is delivered by pipeline, risk and title transfers when the product moves across an agreed-upon transfer point, which is typically the customers’ property line. Product sales delivered by pipeline are measured based on daily flow meter readings. The Company’s standard terms of delivery are included in its contracts of sale or on its invoices. The Company may also consider if collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable when determining revenue recognition.

Shipping and Handling—Freight costs that are billed to customers are included in Net sales in the Consolidated Statements of Operations. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customer. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. Shipping and handling costs are expensed as incurred and are recorded in Cost of sales in the Consolidated Statements of Operations.

Research and Development and Technical Services Expense—Funds are committed to research and development activities for technical improvement of products and processes that are expected to contribute to future earnings. All costs associated with research and development and technical services are charged to expense as incurred.

Business Realignment Costs—The Company incurred Business realignment costs totaling $29, $23, and $45 for the years ended December 31, 2010, 2009 and 2008, respectively. These costs primarily represent expenses to implement cost savings programs to reduce the Company’s cost structure and align manufacturing capacity with volume demands in response to the recent global economic downturn. See Note 6. For the year ended December 31, 2010, the amount also includes costs associated with the settlement of all claims brought by the National Labor Relations Board arising from a dispute between MPM and one of its unions related to wage reductions and changes in job classifications implemented at its Waterford, NY facility. For the year ended December 31, 2008, the amount also represents cost savings and headcount reduction programs related to the acquisition of the Company from GE.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.

Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, which will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. See Note 16.

Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the consolidated financial statements. Tax benefits are recognized in the consolidated financial statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company classifies interest and penalties as a component of tax expense.

Derivative Financial Instruments—The Company is a party to forward exchange contracts, interest rate swaps, cross-currency swaps and natural gas futures and electricity and natural gas forward contracts to reduce its cash flow exposure to changes in foreign exchange rates, interest rates, platinum, natural gas and electricity prices. The Company does not hold or issue derivative financial instruments for trading purposes. All derivative financial instruments, whether designated in hedging relationships or not, are recorded on the Consolidated Balance Sheets at fair value. If a derivative financial instrument is designated as a fair-value hedge, the changes in the fair value of the derivative financial instrument and the hedged item are recognized in earnings. If the derivative financial instrument is designated as a cash-flow hedge, changes in the fair value of the derivative financial instrument are recorded in Accumulated other comprehensive income in the Consolidated Balance Sheets, to the extent effective, and are recognized in the Company’s Consolidated Statement of Operations when the hedged item impacts earnings. The cash flows from derivative financial instruments accounted for as hedges are classified in the same category as the item being hedged in the Consolidated Statements of Cash Flows. The Company documents effectiveness assessments in order to use hedge accounting at each reporting period. See Note 8.

Stock-Based Compensation—The Company accounts for stock-based compensation expense using a fair-value based method for costs related to share-based payments including stock options and employee stock purchase plans. The expense is measured based on the fair value of the award at its grant date based on the estimated number of awards that are expected to vest, and recorded over the applicable requisite service period, periodically adjusted for expected forfeitures. For expense recognition related to awards with graded vesting, the Company recognizes expense over the requisite service period of each separately vesting portion of the award as if each vesting tranche was a separate grant. For awards with vesting contingent upon attainment of a specific level of investor’s return, expense is recognized over the expected service period derived from the output of a valuation model. See Note 15.

Transfers of Financial Assets—The Company executes factoring and sales agreements with respect to its trade accounts receivable to support its working capital requirements. The Company accounts for these transactions as either sales-type or financing-type transfers of financial assets based on the terms and conditions of each agreement. For the portion of the sales price that is deferred in a reserve account and subsequently collected, the Company’s policy is to classify the cash in-flows as cash flows from operating activities as the predominant source of the cash flows pertains to the Company’s trade accounts receivable. The Company generated $4 of cash for the year ended December 31, 2010 related to the reserve account. When the Company retains the servicing rights on the transfers of accounts receivable, it measures these rights at fair value, if material. See Note 9.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily temporary investments and accounts receivable. The Company places its temporary investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk for accounts receivable are limited due to the large number of customers in the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Concentrations of Supplier Risk—The Company relies on long-term agreements with key suppliers for most of its raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on its business. Should any of the suppliers fail to deliver or should any of the key long-term supply contracts be canceled, the Company would be forced to purchase raw materials at current market prices. In addition, several of the feedstocks at various facilities are transported through a pipeline from one supplier.

Subsequent Events—The Company evaluates all subsequent events from December 31, 2010 through the time that it files its Consolidated Financial Statements.

Reclassifications—Certain prior period balances have been reclassified to conform with current presentations.

Recently Issued Accounting Standards

Newly Adopted Accounting Standards

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets which was codified in December 2009 as Accounting Standards Update No. 2009-16: Accounting for Transfers of Financial Assets (“ASU 2009-16”). ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) and as a result eliminates the scope exception for QSPE’s. ASU 2009-16 also changes the criteria for a transfer of financial assets to qualify as a sales-type transfer. The Company adopted ASU 2009-16 on January 1, 2010. The adoption of ASU 2009-16 did not have a material impact on the Company’s Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) which was codified in December 2009 as Accounting Standards Update No. 2009-17: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”). ASU 2009-17 amends current guidance requiring an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE. The Company adopted ASU 2009-17 on January 1, 2010. The adoption of ASU 2009-17 did not have a material impact on the Company’s Consolidated Financial Statements.

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-6: Improving Disclosures About Fair Value Measurements (“ASU 2010-6”). ASU 2010-6 requires new disclosures regarding transfers and activity within the three levels of fair value hierarchy, as well as enhanced disclosures regarding the class of assets disclosed and the inputs and valuation techniques used to determine fair value. ASU 2010-6 is effective for interim and annual periods beginning after December 15, 2009. The Company adopted ASU 2010-6 on January 1, 2010. The adoption of ASU 2010-6 did not have a material impact on the Company’s Consolidated Financial Statements.

3. Momentive Combination

On October 1, 2010 Momentive Holdco acquired the shares of MSC Holdings and MPM Holdings as a result of the Momentive Combination. As a result, the assets and liabilities of MSC Holdings presented in these Consolidated Financial Statements have been accounted for by the acquisition method, and were recorded at fair value at their acquisition date of October 1, 2010.

The amount of consideration exchanged was determined based on the value of the controlling ownership interest of MSC Holdings as of the transaction date, which was exchanged for a 35% interest in Momentive Holdco. The value was determined by analysis of comparable public companies, recent transactions involving comparable entities, the discounted present value of MSC Holdings projected cash flows and the proportional interest in the newly formed Momentive Holdco. Based on the valuation work completed, MSC Holdings’ controlling interest was assigned a value of $454.

The allocation of the consideration exchanged was based upon a valuation of MSC Holdings net identifiable assets and liabilities as of the transaction date. The following table summarizes the fair value allocated to the assets acquired and liabilities assumed as of October 1, 2010:

Estimated Fair Value as of October 1, 2010
Cash, cash equivalents and short-term investments	$135
Accounts receivable	610
Inventories	540
Other current assets	88
Assets of discontinued operations	171
Property and equipment	1,584
Intangible assets	1,383
Other assets	84

Total identifiable assets	4,595

Accounts and drafts payable	509
Other current liabilities	315
Liabilities of discontinued operations	47
Long-term debt, including current maturities	3,661
Deferred income taxes	299
Pension and post employment benefit obligations	240
Other liabilities	118

Total identifiable liabilities	5,189

Total identifiable assets and liabilities	(594)
Goodwill	1,052

Total net assets	458
Noncontrolling interest	(4)

Total controlling ownership interest	$454

The following table summarizes the fair values and weighted average useful lives of identifiable intangible assets, which are being amortized on a straight-line basis over their estimated useful lives (See Note 7), as of October 1, 2010:

	Gross Carrying Amount	Weighted Average Useful Life (in years)
Technology	$304	14
Customer relationships	871	16
Tradenames	149	19
Land rights (a)	59	26

Total identifiable intangible assets	$1,383	16

(a)	Land rights intangible assets represent favorable land lease contracts at various manufacturing sites, which range in lease term from 24 to 35 years.

The fair value of assets acquired includes accounts receivable of $610. The gross amount of accounts receivable is $637, of which $27 is expected to be uncollectible.

The primary items that generated goodwill are MSC’s assembled workforce, current production and service capabilities and expected efficiencies from ongoing efforts of management to reduce costs and synergies resulting from the Momentive Combination. The goodwill is not expected to be tax deductible. The goodwill was assigned to the Company’s reportable segments (See Note 7).

Other long-term liabilities include liabilities arising from litigation and environmental commitments and contingencies. The fair values assigned to these liabilities are consistent with the pre-acquisition carrying values of MSC Holdings as of September 30, 2010.

The following unaudited pro forma summary presents consolidated information of the Company as if the Momentive Combination had occurred as of January 1, 2009, after giving effect to certain adjustments including changes in depreciation and amortization expenses resulting from fair value adjustments to net tangible assets and amortizable intangible assets and the increase in interest expense resulting from recording of fair value adjustments to long-term debt. This pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Momentive Combination been completed at an earlier date, and should not be considered representative of results that may occur in the future.

	Year ended December 31,
(Unaudited)	2010	2009
Net sales	$7,406	$5,834
Loss from continuing operations before income tax and earnings from unconsolidated entities	(182)	(25)
Loss from continuing operations before earnings from unconsolidated entities	(194)	(23)
Net loss	(188)	(48)

MSC Holdings generated net sales of $1,218 and net loss of $104 since the Company’s acquisition of MSC Holdings. These amounts are included in the Company’s Consolidated Statement of Operations for the year ended December 31, 2010.

4. Discontinued Operations

On January 31, 2011, the Company sold its Inks and Adhesive Resins (“IAR”) business to Harima Chemicals Inc (the “Buyer”) for a purchase price of $120. The Buyer also paid $14 for cash and $8 for working capital transferred to the Buyer at the time of closing as part of the purchase agreement, less indebtedness and pension plan liability transferred to the Buyer of $4. A subsequent adjustment to the purchase price may be made based upon the final settlement as defined by the Purchase Agreement.

In conjunction with the sale, as part of a Transitional Services Agreement, the Company will provide certain transitional services to the Buyer for a period of six months. The purpose of these services is to provide short-term assistance to the Buyer in assuming the operations of the IAR business. These services do not confer to the Company the ability to influence the operating or financial policies of the IAR business under its new ownership. The Company’s cash inflows and outflows from these services are expected to be insignificant during the transition period.

The IAR business is engaged in the production of naturally derived resins and related products primarily used for the manufacture of printing inks, adhesives, synthetic rubber, specialty coatings and aroma chemicals and includes 11 manufacturing facilities in the United States, Europe and the Asia-Pacific region. The IAR business had 2010 net sales of approximately $104 and pre-tax loss of $6 since the Company’s acquisition of MSC Holdings LLC. The IAR business is reported as a discontinued operation as of December 31, 2010. In addition, the Company incurred approximately $4 in transaction and other costs, which is presented in Loss from discontinued operations in the Consolidated Statement of Operations.

The Company has recorded an estimated loss on sale of the IAR business of $2 in the year ended December 31, 2010, which is included within Loss from discontinued operations in the Consolidated Statement of Operations.

The aggregate carrying value of the IAR business was $135 as of December 31, 2010. The major classes of assets and liabilities of discontinued operations included in the Consolidated Balance Sheets are as follows:

December 31, 2010
Assets:
Accounts Receivable	69
Inventories	42
Other current assets	6

Total current assets	117

Property and equipment, net	49
Other intangible assets, net	6
Other assets	3

Total noncurrent assets	58

Total assets of discontinued operations	$175

Liabilities:
Accounts and drafts payable	24
Other current liabilities	7

Total current liabilities	31

Long-term debt	4
Other long-term liabilities	5

Total noncurrent liabilities	9

Total liabilities of discontinued operations	$40

5. Related Party Transactions

Management and Consulting Arrangements

MSC is subject to a seven-year Amended and Restated Management Consulting Agreement with Apollo (the “MSC Agreement”) that terminates on May 31, 2012 under which MSC receives certain structuring and advisory services from Apollo and its affiliates. The annual fees under the MSC Agreement are $3, of which $1 was recognized by the Company for the year ended December 31, 2010. The MSC Agreement provides indemnification to Apollo and its affiliates and their directors, officers and representatives for potential losses arising from these services. These amounts are included in Other operating expense, net in the Company’s Consolidated Statements of Operations.

MPM is subject to a management consulting and advisory services agreement with Apollo (the “MPM Agreement”) for the provision of management and advisory services with an initial term extending through December 31, 2018. The annual fees under the MPM Agreement are $3. The MPM Agreement also provides for indemnification to Apollo and its affiliates and their directors, officers, and representatives for potential losses relating to the services contemplated under these agreements. The MPM Agreement also provides for a lump-sum settlement equal to the net present value of the remaining annual management fees payable under the remaining term of the agreement in connection with a sale or initial public offering by the Company. These fees are included within Selling, General and administrative expenses in the Company’s Consolidated Statements of Operations.

Due to the recent economic downturn, Apollo suspended its 2009 annual fees under the MSC Agreement and MPM Agreement but has reinstated the fees in 2010. Under the MSC Agreement and MPM Agreement, the Company paid annual fees of $4, $0, and $3 for the years ended December 31, 2010, 2009 and 2008, respectively.

Arrangements with General Electric Company (“GE”) and its Affiliates

MPM is party to a research and development agreement with GE’s Global Research Center that will provide for the continuation of certain of MPM’s research development activities undertaken by GE Global Research. MPM pays GE for costs incurred in connection with the research and development services provided by GE and reimburses GE for expenses related to projects under the agreement. The extent of each party’s intellectual property rights for each project depends on the classification assigned to the project by the parties. The agreement expired on December 31, 2010. Pursuant to this agreement, MPM incurred fees of $3, $3 and $1 for the years ended December 31, 2010, 2009 and 2008, respectively.

GE and its affiliates provide a variety of services to the Company pursuant to a number of agreements. Billings for these services amounted to $13, $23 and $42 for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts are principally reflected in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations. The amounts billed in 2008 included services provided to MPM pursuant to the terms of transition services agreements, which expired in 2008.

One of the Company’s indirect subsidiaries, Momentive Performance Materials (Thailand) Ltd., formerly known at GE Toshiba Silicones (Thailand) Limited (MPM Thailand), is presently a party to an off-take agreement that provides for Asia Silicones Monomer Limited (“ASM”) to supply siloxane and certain related products through 2014 (or until certain ASM financing obligations are satisfied). On December 3, 2006, MPM entered into a long-term supply agreement with respect to the supply of siloxane and certain related products. Pursuant to the long-term siloxane supply agreement, GE and GE Monomer (Holdings) Pte. Ltd. will ensure a minimum annual supply of siloxane and certain related products at least equal to the amount purchased by GE Toshiba Silicones (Thailand) Limited during the twelve month period ending November 30, 2006, for a period of 20 years from December 3, 2006, subject to customary force majeure provisions and certain other limited exceptions. Under the current arrangement, MPM Thailand is committed to purchase approximately $107 for 2011 and $108 each year thereafter of off-take product, assuming total ASM production is equal to current volumes, without taking into account inflation and changes in foreign exchange rates. MPM Thailand purchased approximately $103, $87 and $99 of supply from ASM for fiscal years ended December 31, 2010, 2009 and 2008, respectively. Future purchase commitments under this arrangement are included in Note 12.

Pursuant to an Assignment and Assumption Agreement, GE Monomer (Holdings) Pte. Ltd. also assigned its interest as licensor under a certain Technology License Agreement with ASM to MPM Thailand. Under this Technology License Agreement, MPM Thailand received royalties from ASM of approximately $2 for the years ended December 31, 2010, 2009 and 2008.

GE Capital Equity Investments, Inc. holds outstanding warrants to purchase up to 6,003,363 fully paid and nonassessable shares of member units in Momentive Holdco that had an estimated fair value of $8 at the time of issuance.

Financing Agreements

In connection with the MSC terminated merger with Huntsman Corporation and related litigation settlement agreement and release among MSC, Huntsman and other parties entered into on December 14, 2008, MSC paid Huntsman $225. The settlement payment was funded to MSC by an advance from Apollo. Under the provisions of the settlement agreement and release, MSC is contractually obligated to reimburse Apollo for any insurance recoveries on the $225 settlement payment, net of expense incurred in obtaining such recoveries. Apollo has agreed that the payment of any such insurance recoveries will satisfy MSC’s obligation to repay amounts received under the $225 advance. MSC recorded the $225 settlement payment advance as a long-term liability at December 31, 2009. As a result of the Momentive Combination, the liability was remeasured to a fair value of $0 as of October 1, 2010, as the Company is only obligated to make repayments to the extent any insurance recoveries are received from third parties. As of December 31, 2010, the Company has not recovered any insurance proceeds related to the $225 settlement payment.

In addition, pursuant to the settlement agreement and release, certain affiliates of Apollo agreed to make a $200 investment in MSC. Certain affiliates of Apollo have entered into a commitment letter with MSC and MSC Holdings pursuant to which they committed to purchase $200 in preferred units and warrants to purchase 28,785,935 common units of Momentive Holdco by December 31, 2011. The preferred units have an aggregate liquidation value equal to $200, plus accrued but unpaid distributions. Momentive Holdco has agreed to contribute any proceeds from the issuance of preferred or common units under this agreement as a capital contribution to MSC Holdings, and MSC Holdings has agreed to contribute such amounts as a capital contribution to MSC.

In connection with and prior to the purchase of the preferred shares and warrants, certain affiliates of Apollo also committed to provide liquidity facilities to MSC Holdings or MSC on an interim basis. The aggregate liquidity facilities outstanding, together with the purchase price for any purchased preferred shares and warrants, will at no time exceed $200. In connection therewith, in 2009, certain affiliates of Apollo extended a $100 term loan to MSC (the “Term Loan”). The Term Loan will mature on December 31, 2011 with interest at LIBOR plus 2.25% per annum. Interest expense for the year ended December 31, 2010 on the Term Loan was $1. See Note 11 for further information on the Company’s affiliated debt. In addition, under the commitment to provide liquidity, in December 2010, the Company sold $67 of trade accounts receivable to affiliates of Apollo for net cash of $60, ($7 remains held in a reserve account at December 31, 2010). See Note 9 for a description of the Company’s sale of trade accounts receivable. The available borrowings under these liquidity facilities at December 31, 2010 were $40. This amount will increase on a dollar for dollar basis as the $67 of sold receivables are collected.

The Company has determined the commitment to purchase $200 in preferred units of Momentive Holdco is an equity instrument. The unissued preferred units underlying the commitment accrue dividends at 8% per annum from the date of the commitment. As of the period end December 31, 2010, no preferred units have been issued, and no dividends have been declared. However, because the dividends accumulate, the amount of dividends accumulated for the period subsequent to the Momentive Combination have been included in the Net loss attributable to Momentive Performance Materials Holdings LLC to arrive at Net loss attributable to common unit holders for the purposes of calculating earnings per share. See Note 18.

Other Transactions and Arrangements

The Company sells other products to certain Apollo and GE affiliates, other than the agreements mentioned above. These sales were $23, $19 and $20 for the years ended December 31, 2010, 2009 and 2008, respectively. Accounts receivable from these affiliates were $3 and $9 at December 31, 2010 and 2009, respectively. The Company also purchases other raw materials and services from certain Apollo and GE affiliates. These purchases were $21, $7 and $8 for the years ended December 31, 2010, 2009 and 2008, respectively. In addition, during the year ended December 31, 2009, the Company purchased certain machinery and equipment from GE for $16. The Company had accounts payable to Apollo and GE affiliates of $2 and $3 at December 31, 2010 and 2009, respectively.

The Company sells finished goods to and purchases raw materials from HAI. The Company also provides toll-manufacturing and other services to HAI. Sales to and services provided to HAI were $31 for the year ended December 31, 2010. Purchases from HAI were $12 for the year ended December 31, 2010. The Company had accounts receivable from HAI of $13 and accounts payable to HAI of $2 at December 31, 2010.

The Company’s purchase contracts with HAI represent a significant portion of HAI’s total revenue. In addition, the Company has pledged its member interest in HAI as collateral on HAI’s revolving line of credit. These factors result in the Company absorbing the majority of the risk to potential losses or gains from a majority of the expected returns. However, the Company does not have the power to direct the activities that most significantly impact HAI, and therefore, does not have a controlling financial interest. As of December 31, 2010 the value of HAI’s assets and liabilities were $44 and $22, respectively.

The Company has a loan receivable from its unconsolidated forest products joint venture in Russia of $4 as of December 31, 2010.

6. Restructuring

As of December 31, 2010, the Company maintains two significant restructuring and cost savings programs, both of which were initiated in late 2008 and through 2009 in response to the economic slowdown, with the intent to increase the efficiency of its operations, control labor costs, and optimize its manufacturing capacity with demand. A description of the Company’s material restructuring programs is set forth below:

MPM Business Optimization Program

Costs for this program were primarily incurred through the end of 2009, with the related payments occurring throughout 2009 and 2010. The company incurred approximately $36 of costs under this program through December 31, 2010. Payments related to this program are expected to conclude in 2011.

MSC Productivity Program

As a result of the Momentive Combination, the Company assumed $10 in liabilities as of October 1, 2010. The company incurred approximately $2 of costs under this program for the year ended December 31, 2010. The Company expects to substantially complete this program in 2011.

The following table summarizes restructuring information for the above programs by type of cost:

	Workforce reductions	Other projects	Total
Restructuring costs expected to be incurred	$36	$7	$43
Cumulative restructuring costs incurred through December 31, 2010	$36	$2	$38
Accrued liability at December 31, 2007	$—	$—	$—
Restructuring charges	13	—	13

Accrued liability at December 31, 2008	13	—	13
Restructuring charges	22	—	22
Payments	(23)	—	(23)
Foreign currency translation	1	—	1

Accrued liability at December 31, 2009	13	—	13
Effect of Momentive Combination	10	—	10
Restructuring charges	1	2	3
Payments	(15)	(2)	(17)
Foreign currency translation	1	—	1

Accrued liability at December 31, 2010	$10	$—	$10

Workforce reduction costs primarily relate to employee termination costs and are accounted for under the guidance for nonretirement postemployment benefits or as exit and disposal costs, as applicable. During the years ended December 31 , 2010, 2009 and 2008 restructuring charges of $3, $22, and $13, respectively, were recorded in Business realignment costs on the Consolidated Statements of Operations. At December 31, 2010 and 2009, the Company had accrued $10 and $13, respectively, for restructuring liabilities in Other current liabilities in the Consolidated Balance Sheets.

The following table summarizes restructuring information for the above programs by reporting segment:

	Silicones and Quartz	Epoxy and Phenolic Resins	Forest Products Resins	Other	Total
Restructuring costs expected to be incurred	$36	$2	$2	$3	$43
Cumulative restructuring costs incurred through December 31, 2010	$36	$1	$1	$—	$38
Accrued liability at December 31, 2007	$—	$—	$—	$—	$—
Restructuring charges	13	—	—	—	13

Accrued liability at December 31, 2008	13	—	—	—	13
Restructuring charges	22	—	—	—	22
Payments	(23)	—	—	—	(23)
Foreign currency translation	1	—	—	—	1

Accrued liability at December 31, 2009	13	—	—	—	13
Effect of Momentive Combination	—	5	1	4	10
Restructuring charges	1	1	1	—	3
Payments	(11)	(3)	(1)	(2)	(17)
Foreign currency translation	—	1	—	—	1

Accrued liability at December 31, 2010	$3	$4	$1	$2	$10

7. Goodwill and Intangible Assets

The Company’s gross carrying amount and accumulated impairments of goodwill consist of the following as of December 31:

	2010				2009
	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value
Silicones and Quartz	$1,137	$(857)	$145	$425	$1,137	$(857)	$133	$413
Epoxy and Phenolic Resins	692	—	3	695	—	—	—	—
Forest Products Resins	326	—	6	332	—	—	—	—
Other	34	—	(1)	33	—	—	—	—

	$2,189	$(857)	$153	$1,485	$1,137	$(857)	$133	$413

The changes in the net carrying amount of goodwill by segment for the years ended December 31, 2010 and 2009 are as follows:

	Silicones and Quartz	Epoxy and Phenolic Resins	Forest Products Resins	Other	Total
Goodwill balance at December 31, 2008	$409	$—	$—	$—	$409
Purchase accounting adjustments	—	—	—	—	—
Foreign currency translation	4	—	—	—	4

Goodwill balance at December 31, 2009	413	—	—	—	413
Effect of Momentive Combination	—	692	326	34	1,052
Foreign currency translation	12	3	6	(1)	20

Goodwill balance at December 31, 2010	$425	$695	$332	$33	$1,485

Goodwill impairment charges for the year ended December 31, 2008 of $700 and $157 were recognized in the Silicones and Quartz reporting units, respectively, as a result of the deterioration in market conditions experienced in late 2008 which also caused management to change its estimates of future results, resulting in lower future reporting unit earnings and cash flows than previously projected. The Company factored these current market conditions and estimates into its projected forecasts of sales, operating income and cash flows of each reporting unit through the course of its strategic planning process. The amount of the charge was determined using a probability weighted market approach using EBITDA multiples and an income approach using discounted cash flows.

The Company’s intangible assets with identifiable useful lives consist of the following as of December 31:

	2010			2009
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Intangible assets:
Patents and technology	$485	$(43)	$442	$175	$(29)	$146
Customer lists and contracts	1,308	(112)	1,196	454	(78)	376
Tradenames	293	(38)	255	144	(27)	117
Land rights	59	(1)	58	—	—	—

	$2,145	$(194)	$1,951	$773	$(134)	$639

The impact of foreign currency translation on intangible assets is included in accumulated amortization.

During the year ended December 31, 2010, the Company wrote off gross carrying amount of $7 of fully amortized intangible assets that no longer provided economic benefits to the Company.

Total intangible amortization expense for the years ended December 31, 2010, 2009 and 2008 was $65, $43, and $43, respectively.

Estimated annual intangible amortization expense for 2011 through 2015 is as follows:

2011	$130
2012	130
2013	129
2014	127
2015	127

8. Fair Value and Financial Instruments

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 primarily consists of financial instruments traded on exchange or futures markets.

•

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those derivative instruments transacted primarily in over the counter markets.

•	Level 3: Unobservable inputs, for example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Recurring Fair Value Measurements

Following is a summary of assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Fair Value Measurements Using			Total
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
December 31, 2010
Derivative liabilities	$—	$(10)	$—	$(10)
December 31, 2009
Derivative liabilities	$—	$(1)	$—	$(1)

The Company calculates the fair value of its derivative liabilities using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At December 31, 2010, no adjustment was made by the Company to reduce its derivative liabilities for its nonperformance risk.

When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.

Non-recurring Fair Value Measurements

Following is a summary of losses as a result of the Company measuring assets at fair value on a non-recurring basis:

Year ended December 31, 2010
Long-lived assets held and used	$(9)

In the fourth quarter of 2010, as a result of the likelihood that certain assets would be sold before the end of their estimated useful lives, coupled with unfavorable results of operations, the Company recorded impairment charges on certain assets within the Other segment. Long-lived assets with a carrying value of $33 were written down to fair value of $24, resulting in an impairment charge of $9 for the year ended December 31, 2010. These long-lived assets were valued based on bids from market participants.

There were no significant assets or liabilities measured at fair value on a non-recurring basis during the year ended December 31, 2009.

Derivative Financial Instruments

The Company is exposed to certain risks related to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange risk, interest rate risk and commodity price risk. The Company does not hold or issue derivative financial instruments for trading purposes.

The following table summarizes the Company’s derivative financial instruments as of December 31, which are recorded as Other current liabilities in the Consolidated Balance Sheets:

	2010				2009
Liability Derivatives	Average Days To Maturity	Average Contract Rate	Notional Amount	Fair Value Liability	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Liability
Derivatives designated as hedging instruments:
Interest Rate Swaps
Interest swap—2007	4	—	$375	$(5)	—	—	$—	$—
Interest swap—2008	—	—	—	—	90	—	185	(1)
Interest swap—2010	732	—	350	(2)	—	—	—	—
Commodity Contracts
Natural gas hedge	—	—	—	—	—	—	2	—

Total derivatives designated as hedging instruments				$(7)				$(1)

Derivatives not designated as hedging instruments:
Foreign Exchange and Interest Rate Swaps
Cross-Currency and Interest Rate Swap	273	1.2038	$25	$(3)	—	—	$—	$—
Interest Rate Swap
Interest swap—Australia Multi-Currency Term	364	—	22	—	—	—	—	—
Commodity Contracts
Electricity contracts	—	—	4	—	—	—	—	—

Total derivatives not designated as hedging instruments				$(3)				$—

The following tables summarize gains and losses recognized on the Company’s derivative financial instruments:

	Amount of Gain (Loss) Recognized in OCI on Derivative		Location of Loss Reclassified from Accumulated OCI into Income	Amount of Loss Reclassified from Accumulated OCI into Income
Derivatives in Cash Flow Hedging Relationship	Year Ended December 31,			Year Ended December 31,
	2010	2009		2010	2009
Interest Rate Swaps
Interest swap—2007	$2	$—	Interest expense, net	$—	$—
Interest swap—2008	1	2	Interest expense, net	(1)	(4)
Interest swap—2010	1	—	Interest expense, net	—	—
Commodity Contracts
Natural gas hedge	—	—	Cost of sales	—	(2)

Total	$4	$2		$(1)	$(6)

Derivatives Not Designated as Hedging Instruments	Year Ended December 31,		Location of Gain (Loss) Recognized in Income on Derivative
	2010	2009
Asset derivatives
Commodity Contracts
Natural gas options	$(2)	$—	Other non-operating expense, net
Liability derivatives
Foreign Exchange and Interest Rate Swaps
Cross-Currency and Interest Rate Swap	1	—	Other non-operating expense, net
Foreign currency contracts	—	4	Other non-operating expense, net
Interest Rate Swap
Interest swap—Australia Multi-Currency Term	(1)	—	Other non-operating expense, net
Commodity Contracts
Electricity contracts	1	—	Cost of sales
Natural gas contracts	—	1	Other non-operating expense, net

Total	$(1)	$5

Foreign Exchange Rate Swaps

International operations account for a significant portion of the Company’s revenue and operating income. The Company’s policy is to reduce foreign currency cash flow exposure from exchange rate fluctuations by hedging anticipated and firmly committed transactions when it is economically feasible. The Company periodically enters into forward contracts to buy and sell foreign currencies to reduce foreign exchange exposure and protect the U.S. dollar value of certain transactions to the extent of the amount under contract. The counter-parties to our forward contracts are financial institutions with investment grade ratings. The Company does not apply hedge accounting to these derivative instruments.

MSC is party to a three-year $289 cross-currency and interest rate swap agreement. The swap was designed to offset balance sheet and interest rate exposures and cash flow variability associated with the exchange rate fluctuations on MSC’s term loan. This swap agreement has an initial notional amount of $25 that amortizes quarterly on a straight line basis to $24, prior to maturing on September 30, 2011. MSC paid a weighted average interest rate of 4.6% and received a weighted average interest rate of 2.8% on these amended swap agreements in 2010.

MPM was a party to foreign currency forward contracts with a notional amount of $240 at rates ranging from $1.3121 to $1.3229. The maturity dates of the contracts ranged from May 26, 2009 to November 23, 2011. In March 2009, MPM settled all of its outstanding foreign currency forward contracts and recognized a gain of $4.

Interest Rate Swaps

The Company periodically uses interest rate swaps to alter interest rate exposures between fixed and floating rates on certain long-term debt. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated using an agreed-upon notional principal amount. The counter-parties to the interest rate swap agreements are financial institutions with investment grade ratings.

MSC is party to a three-year interest rate swap agreement designed to offset cash flow variability associated with interest rate fluctuations on MSC’s variable rate debt (the “2007 Swap”). The initial notional amount of the swap is $300, but will increase to $700 before being amortized down to $375. As a result of the interest rate swap, MSC pays a fixed rate equal to approximately 7.2% per year and receives a variable rate based on the terms of the underlying debt. The Company accounts for this swap as a qualifying cash flow hedge.

To effectively fix the interest rate on certain of MSC’s international credit facilities, MSC is party to interest rate swap agreements with two counterparties for an initial notional amount of AUD $35, which amortizes quarterly based on the expected loan payments. The swap agreements terminate December 30, 2011. MSC pays a fixed interest rate of 6.6% and receives a floating rate based on the terms of the underlying debt. The Company has not applied hedge accounting to this derivative instrument.

MPM was a party to a two-year interest rate swap agreement which expired on March 31, 2010. This swap was designed to offset the cash flow variability associated with $185 related to the U.S dollar portion of MPM floating term loans due 2013. MPM paid a fixed rate of 2.48% and received a variable one month LIBOR rate. The Company accounted for this swap as a qualifying cash flow hedge.

MSC is party to a two-year interest rate swap agreement. This swap is designed to offset the cash flow variability that results from interest rate fluctuations on MSC’s variable rate debt. This swap will become effective on January 4, 2011 upon the expiration of the 2007 Swap. The initial notional amount of the swap is $350, and will subsequently be amortized down to $325. MSC pays a fixed rate of 1.032% and will receive a variable one month LIBOR rate. The Company accounts for the swap as a qualifying cash flow hedge.

Commodity Contracts

The Company is exposed to price fluctuations associated with raw materials purchases, including methanol, phenol, urea, acetone, propylene and chlorine. For these commodity raw materials, the Company has purchase contracts in place that contain periodic price adjustment provisions. The Company also adds selling price provisions to certain customer contracts that are indexed to publicly available indices for the associated commodity raw materials. The board of directors approves all commodity futures and commodity commitments based on delegation of authority documents.

The Company hedges a portion of its natural gas purchases for certain North American plants. The Company used futures contracts to hedge 28% of its 2010 natural gas usage at these plants. The contracts are settled for cash each month based on the closing market price on the last day the contract trades on the New York Mercantile Exchange. MSC also enters into fixed price forward contracts for the purchase of natural gas and electricity at certain of its manufacturing plants and option contracts to offset the risk associated with increases in the prices of the underlying commodities.

The Company does not apply hedge accounting to these future and forward contracts. The Company recognizes gains and losses each month as the gas is used. Remaining obligations are marked to market on a quarterly basis.

Non-derivative Financial Instruments

The following table includes the carrying amount and fair value of the Company’s non-derivative financial instruments as of December 31:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Debt	$7,271	$7,667	$3,601	$3,292

Fair values of debt are determined from quoted, observable market prices, where available, based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. The carrying amounts of cash and cash equivalents, accounts receivable, accounts and drafts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

9. Transfers of Financial Assets

In December 2010, the Company entered into accounts receivable purchase and sale agreements to sell $67 of its trade accounts receivable to affiliates of Apollo on terms which management believes were more favorable to the Company than could have been obtained from an unaffiliated party. Under the terms of the agreements, the receivables were sold at a discount relative to their carrying value in exchange for all interests in such receivables; the Company retained the obligation to service the collection of the receivables on the purchasers’ behalf; and the purchasers’ deferred payment of a portion of the receivables purchase price and established a reserve account with the proceeds. The reserve account is used to reimburse the purchasers for credit and collection risk and remaining amounts are paid to the Company after receipt of all collections on the purchased receivables. Other than amounts held in the reserve account, the purchasers bear all credit risk on the purchased receivables.

These accounts receivable purchase and sale agreements were accounted for as sales-type transfers. Losses recorded on these sales were less than $1 for the year ended December 31, 2010, and are included in Other non-operating expense, net in the Consolidated Statements of Operations. Fees for the servicing were less than $1 for the year ended December 31, 2010.

10. Debt and Lease Obligations

Debt outstanding at December 31 is as follows:

	2010		2009
Non-affiliated debt:
MPM Senior Secured Credit Facilities:
Revolving credit facility due 2012 at 4.0% at December 31, 2009	$—		$100
Floating rate term loans due 2013 at 2.8% and 2.6% at December 31, 2010 and 2009, respectively	1,010		1,069
MPM Senior Notes and Senior Subordinated Notes:
12.5% second-lien senior secured notes due 2014 (includes $27 of unamortized debt discount at December 31, 2010)	173		166
9.0% springing lien notes due 2021	1,161		—
9.5% springing lien notes due 2021	198		—
9.75% senior notes due 2014	—		717
9.0% senior notes due 2014	—		354
Senior toggle notes due 2014, PIK interest at 10.875%	—		203
11.5% senior subordinated notes due 2016 (includes $2 of unamortized debt discount at December 31, 2010)	379		378
MSC Senior Secured Credit Facilities:
Floating rate term loans due 2013 at 2.6% at December 31, 2010 (includes $20 of unamortized debt discount at December 31, 2010)	443		—
Floating rate term loans due 2015 at 4.1% at December 31, 2010 (includes $45 of unamortized debt discount at December 31, 2010)	896		—
MSC Senior Secured Notes:
8.875% senior secured notes due 2018 (includes $27 of unamortized debt discount at December 31, 2010)	973		—
Floating rate second-priority senior secured notes due 2014 at 4.8% at December 31, 2010 (includes $15 of unamortized debt discount at December 31, 2010)	105		—
9.00% second-priority senior secured notes due 2020 (includes $5 of unamortized debt premium at December 31, 2010)	579		—
MSC Debentures:
9.2% debentures due 2021 (includes $13 of unamortized debt discount at December 31, 2010)	61		—
7.875% debentures due 2023 (includes $42 of unamortized debt discount at December 31, 2010)	147		—
8.375% sinking fund debentures due 2016 (includes $9 of unamortized debt discount at December 31, 2010)	53		—
MSC Holdings PIK Facility due 2014, PIK interest at 8.3% at December 31, 2010 and 2009 (includes $36 of unamortized debt discount at December 31, 2010)	172		—
Other Borrowings at 7.1% and 6.7% at December 31, 2010 and 2009	206		66

Total non-affiliated debt	6,556		3,053

Affiliated debt:
MPM Holdings PIK Note due 2017, PIK interest at 11% at December 31, 2010 and 2009	611	(a)	548
MSC borrowings from Apollo affiliates due on demand at 3.4%	4		—
MSC term loan from Apollo affiliates due 2011 at 2.6% at December 31, 2010	100		—

Total affiliated debt	715		548

Total debt	7,271		3,601
Less current installments	111		98

Long-term debt, excluding current installments	$7,160		$3,503

(a)	In December 2010, $100 accreted principal amount of the MPM Holdings PIK Note due 2017 was transferred to entities that are not affiliated with Momentive Holdco.

MPM Senior Secured Credit Facilities

The terms of the MPM Senior Secured Credit Facilities include a $1,010 term loan facility, consisting of a U.S. dollar denominated tranche and Euro denominated tranche that mature on December 3, 2012, a $300 revolving credit facility that includes a revolving letter of credit facility that expires on December 3, 2012, and a $34 synthetic letter of credit facility which amortizes by 1% annually and expires on December 3, 2013.

The Senior Secured Credit Facility is secured under first priority pledges of all of the equity interest of the MPM’s U.S. subsidiaries, and it is also secured by first priority interests in and mortgages on substantially all of the MPM’s tangible and intangible assets, subject to certain exceptions. In addition, certain obligations under the Senior Secured Credit Facility are secured by substantially all of the assets of certain of MPM’s foreign subsidiaries, subject to certain exceptions. The Senior Secured Credit Facility also contains various restrictive covenants. It prohibits the borrowers from prepaying other indebtedness (subject to certain exceptions) and requires MPM to maintain a maximum consolidated first lien leverage ratio. Additionally, it restricts the ability of MPM and its subsidiaries to incur additional indebtedness or liens, make investments or declare or pay any dividends. All of these restrictions are subject to significant exceptions.

Term Loans

The interest rates for term loans under the amended MPM Senior Secured Credit Facilities are based on LIBOR plus 2.25% under the U.S. dollar denominated tranche and EURO LIBOR plus 2.25% for term loans under the euro denominated tranche. Repayment of 1% total per year of the term loan must be made with the balance payable at the final maturity date. Further, MPM may be required to make additional payments on the term loans, upon specific events, or if excess cash flow is generated. Although there was excess cash flow under the terms of the credit agreement in 2010, no payment was required on any of the term loans because the ratio of the net first-lien secured indebtedness to Adjusted EBITDA was below 1.5:1. There was no excess cash flow under the terms of the credit agreement in fiscal years 2009 and 2008. The terms of the MPM Senior Secured Credit Facilities also permit $300 in incremental term loan borrowings, subject to certain conditions.

Revolving Credit Facility

There were no outstanding amounts under the revolving credit facility at December 31, 2010. The outstanding letters of credit under the revolving credit facility at December 31, 2010 were $43, leaving unused capacity of $257. Outstanding letters of credit issued under the synthetic letter of credit facility at December 31, 2010 were $32, leaving unused capacity of $2.

The interest rate for borrowings under the revolving credit facility is based on an adjusted LIBOR rate, plus an applicable margin ranging from 3% to 3.75%, depending on our senior secured leverage ratio, or, at our option in the case of borrowings by MPM’s U.S. borrower an alternate base rate plus an applicable margin. The revolving credit facility also has commitment fees equal to 0.5% per year of the unused amount, subject to reduction based on our senior secured leverage ratio.

In the fourth quarter of 2010, certain subsidiaries of MPM obtained commitments from certain existing revolving facility lenders (the “Existing Lender Commitment Parties”) and certain other financial institutions (the “New Lender Commitment Parties”) to provide a new and/or extended revolving facility for the full $300 under MPM’s existing revolving credit facility. The commitments for the new revolving facility are subject to customary conditions and will take effect on the following date (the “Commitment Effective Date”), as applicable: (1) in the case of a New Lender Commitment Party, at MPM’s option, on or no more than five business days prior to December 3, 2012 (the “Existing Revolver Maturity Date”) or (2) in the case of an Existing Lender Commitment Party, the earlier of (A) the Existing Revolver Maturity Date or (B) in the event MPM obtains an amendment to its senior secured credit facility that extends the revolver maturity date, the date on which such amendment becomes effective. The commitments for the new revolving facility will mature on December 3, 2014 (the “Extended Revolver Maturity Date”). In the event more than $500 in term loans mature prior to 91 days after the extended revolver maturity date, the revolver loans outstanding under the new revolving facility must be repaid in full at least 91 days prior to such maturity date of such term loans and revolver loans may not be drawn thereunder until such term loans are repaid and/or their maturity date extended to a date not earlier than 91 days after the extended revolver maturity date.

The interest rate for borrowings under the new revolving credit facility, which can not be drawn until the commitment effective date, is based on an adjusted LIBO rate, plus an applicable margin of 4.75%, or, at our option in the case of borrowings by MPM’s U.S. borrower, an alternate base rate plus an applicable margin. The new revolving credit facility following the commitment effective date will also be subject to commitment fees equal to 0.5% per year of the unused amount.

Recent Developments

On February 10, 2011, MPM entered into an amendment agreement to amend its credit agreement governing its senior credit facilities to extend the maturity of approximately $436 and €298 of its U.S. and Euro denominated term loans held by consenting lenders from December 4, 2013 to May 5, 2015 and increased the interest rate on these term loans to LIBOR plus 3.50% and EURO LIBOR plus 3.50%, respectively, among other actions. The original U.S. and Euro denominated terms loans of approximately $68 and €86 that were not extended continue to have a maturity date of December 4, 2013 and an interest rate of LIBOR plus 2.25% and EURO LIBOR plus 2.25%, respectively.

MPM Senior Notes and Senior Subordinated Notes

In November 2010, MPM issued $1,374 U.S. dollar equivalent aggregate principal amount of 9.00% second-priority springing lien notes due 2021 and 9.50% second-priority spring lien notes due 2021, which mature on January 15, 2021 (“New MPM Notes”).

MPM issued $848 U.S. dollar equivalent aggregate principal amount of the New MPM Notes through a private placement to unaffiliated investors (“MPM Offering”). The cash proceeds of the MPM Offering were used to redeem (the “MPM Redemption”) the outstanding MPM 9.75% and 9.0% senior secured notes due 2014 and the MPM senior toggle notes due 2014 (“Old MPM Notes”). Proceeds of the MPM Offering were also used to pay redemption premiums on the Old MPM Notes, and pay transaction fees and expenses.

MPM issued the remaining $526 aggregate principal amount of the New MPM Notes in exchange for $492 aggregate principal amount of the Old MPM Notes that were held by an affiliate of Apollo at the time of the Offering (“MPM Apollo Exchange”). The exchange ratio was determined based on the consideration offered to holders of the Old MPM Notes to redeem the Old MPM Notes, which gave Apollo an aggregate value equivalent to that which it would receive if it had received the total consideration upon the MPM’s redemption of the Old MPM Notes and used the proceeds received to invest in the New MPM Notes. The new debt issued to Apollo has the same terms as the New MPM Notes issued in the MPM Offering.

Collectively, the MPM Offering, the MPM Redemption and MPM Apollo Exchange are referred to as the “November MPM Refinancing Transactions.”

The Company incurred $18 in transaction fees associated with the MPM Offering and $27 in direct lender exchange premiums associated with the MPM Apollo Exchange, which were deferred and are recorded in Other assets, net in the Consolidated Balance Sheets. The deferred fees and exchange premiums will be amortized over the contractual life of the respective debt obligations. In addition, the Company paid premiums of $41 to redeem the Old MPM Notes, wrote-off $12 of amortized debt financing costs, and recorded foreign exchange transaction losses of $25, resulting in a loss on extinguishment of $78 on the November MPM Refinancing Transactions. This amount is included in Loss on extinguishment of debt in the Consolidated Statements of Operations.

At December 31, 2010, MPM had outstanding approximately $1,359 in aggregate dollar equivalent principal amount of the New MPM Notes, $200 in aggregate principal amount of the 12.5% second-lien senior secured notes due 2014 (the “Second Lien Notes”) and $381 in aggregate principal amount of the 11.5% senior subordinated notes due 2016 (the “Senior Subordinated Notes”). The New MPM Notes, Second Lien Notes and Senior Subordinated Notes are separate series of notes issued under separate indentures, including for purposes of, among other things, payments of principal and interest, events of default and consents to amendments to the applicable indenture and the applicable notes.

MSC Senior Secured Credit Facilities

The terms of the amended MSC Senior Secured Credit Facilities include a term loan facility with maturities in 2013 and 2015, a $50 synthetic letter of credit facility (“LOC”) that matures in 2013, access to a $225 revolving credit facility through May 2011 and access to a $200 revolving credit facility from May 2011 through February 2013.

The facilities are subject to an earlier maturity date, on any date that more than $200 in the aggregate principal amount of certain of MSC’s debt will mature within 91 days of that date. Repayment of 1% total per year of the term loan and LOCs must be made (in the case of the term loan facility, quarterly, and in the case of the LOC, annually) with the balance payable at the final maturity date. Further, MSC may be required to make additional repayments on the term loan, upon specific events, or if excess cash flow is generated. The terms of the MSC Senior Secured Credit Facilities also permit $200 in incremental term loan borrowings, subject to certain conditions.

Pursuant to the terms of the MSC Senior Secured Credit Facilities, intercompany indebtedness of any borrower thereunder to any of our subsidiaries is subordinated to the prior payment of the senior indebtedness obligations under the MSC Senior Secured Credit Facility. Certain MSC subsidiaries guarantee obligations under the amended MSC Senior Secured Credit Facilities. The amended MSC Senior Secured Credit Facilities and certain notes are secured by certain assets of MSC and the subsidiary guarantors, subject to certain exceptions.

The credit agreement contains, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios. Payment of borrowings under the amended MSC Senior Secured Credit Facilities may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control. The MSC Senior Secured Credit Facilities also contain cross-acceleration and cross default provisions. Accordingly, events of default under certain other foreign debt agreements could result in MSC’s outstanding debt becoming immediately due and payable.

Term Loans

The interest rates for term loans to MSC under the amended MSC Senior Secured Credit Facilities are based on, at MSC’s option, (a) adjusted LIBOR plus 2.25% for term loans maturing 2013 and 3.75% for term loans maturing 2015 or (b) the higher of (i) JPMorgan Chase Bank, N.A.’s (JPMCB) prime rate or (ii) the Federal Funds Rate plus 0.50%, in each case plus 0.75% for term loans maturing 2013 and 2.25% for term loans maturing 2015. Term loans to MSC’s Netherlands subsidiary are at MSC’s option; (a) EURO LIBOR plus 2.25% for term loans maturing 2013 or 3.75% for term loans maturing 2015 or (b) the rate quoted by JPMCB as its base rate for those loans plus 0.75% for term loans maturing 2013 and 2.25% for term loans maturing 2015.

Revolving Credit Facility

The interest rate for the revolving credit facility through May 2011 bears interest at adjusted LIBOR plus 2.50%. The extended revolving loans will bear interest at a rate of LIBOR plus 4.50%. MSC is also required to pay a 2% ticking fee on committed amounts for the extended revolver, payable quarterly through May 2011. Available borrowings under the amended MSC Senior Secured Credit Facilities (including LOC facility) were $220 at December 31, 2010.

The amended MSC Senior Secured Credit Facilities have commitment fees (other than with respect to the LOC) equal to 0.50% per year of the unused line plus a fronting fee of 0.25% of the aggregate face amount of outstanding letters of credit. The LOC has a commitment fee of 0.10% per year.

MSC Senior Secured Notes

In November 2010, MSC’s subsidiaries, Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC issued $574 aggregate principal amount of 9.00% second-priority senior secured notes due 2020 (the “New MSC Notes”), which mature on November 15, 2020. $440 aggregate principal amount of the New MSC Notes was offered through a private placement to unaffiliated investors (“MSC Offering”). The cash proceeds of the MSC Offering were used to redeem the $406 outstanding 9.75% Second-priority senior secured notes due 2014 (“Old MSC Notes”), pay redemption premiums on the Old MSC Notes, and pay transaction fees and expenses.

The remaining $134 aggregate principal amount of the Notes was issued in exchange for $127 aggregate principal amount of the Old MSC Notes that were held by an affiliate of Apollo at the time of the Offering (“MSC Apollo Exchange”). The exchange ratio was determined based on the consideration offered to holders of the Old MSC Notes to redeem the Old MSC Notes, which gave Apollo an aggregate value equivalent to that which it would receive if it had received the total consideration upon MSC’s redemption of the Old MSC Notes and used the proceeds received to invest in the New MSC Notes. The new debt issued to Apollo has the same terms as the New MSC Notes issued in the MSC Offering.

Collectively, the MSC Offering and MSC Apollo Exchange are referred to as the “MSC November Refinancing Transactions.”

The Company incurred $10 in transaction fees associated with the MSC Offering and $7 in direct lender exchange premiums associated with the MSC Apollo Exchange, which were deferred and are recorded in Other assets, net in the Consolidated Balance Sheets. The deferred fees and exchange premiums will be amortized over the contractual life of the respective debt obligations. In addition, the Company paid premiums of $21 to redeem the Old MSC Notes, wrote-off $14 in unamortized debt premium related to the Old MSC Notes, resulting in a loss on extinguishment of $7 on the MSC November Refinancing Transactions. This amount is included in Loss on extinguishment of debt in the Consolidated Statements of Operations.

In January 2010, in connection with the amended MSC Senior Secured Credit Facilities, MSC issued $1,000 aggregate principal amount of 8.875% senior secured notes due 2018 (the “Senior Secured Notes”) through MSC’s wholly owned finance subsidiaries, Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC. In November 2006, MSC issued $200 of floating rate second-priority senior secured notes due 2014 (the “Floating Rate Notes”) through the same finance subsidiaries. At December 31, 2010, MSC had outstanding approximately $574 in aggregate principal amount of the New MSC Notes, $1,000 in aggregate principal amount of the Senior Secured Notes and $120 in aggregate principal amount of the Floating Rate Notes. The New MSC Notes, Senior Secured Notes and Floating Rate Notes are separate series of notes issued under separate indentures, including for purposes of, among other things, payments of principal and interest, events of default and consents to amendments to the applicable indenture and the applicable notes.

MSC Debentures

	Origination Date	Interest Payable	Early Redemption
9.2% debentures due 2021	March 1991	March 15 September 15	None
7.875% debentures due 2023	May 1993	February 15 August 15	None
8.375% sinking fund debentures due 2016	April 1986	April 15 October 15	April 2006

The 8.375% Debentures have a sinking fund requirement of $20 per year from 2007 to 2015. Previous buybacks of Debentures allows MSC to fulfill sinking fund requirements through 2013.

MSC Holdings PIK Facility

The MSC Holdings PIK Facility is a six-year term loan due 2014 that had an original aggregate principal amount of $175 and a payment in kind (“PIK”) provision that enables MSC Holdings, at its option, to accrue the interest at intervals during the term of the loan in lieu of making cash interest payments. The interest intervals can vary in length, up to three months, as determined at MSC Holdings’ election. Cash interest on the loans is equal to adjusted LIBOR plus 7.25% per annum. PIK interest is equal to adjusted LIBOR plus 8.0% per annum. At December 31, 2010, MSC Holdings had elected the PIK interest provision. $33 in accrued interest has been added to the outstanding principal amount as of December 31, 2010.

Other MPM and MSC Borrowings

Other borrowing as of December 31, 2010 primarily represent $51 in MPM’s China Construction Bank construction loan, $48 outstanding associated with MSC’s Australian Working Capital Facility, and $67 of MSC’s Brazilian bank loans. As of December 31, 2009, other borrowings primarily represent MPM’s China Construction Bank construction loan.

Affiliated Debt

In 2006, MPM Holdings issued a $400 senior discount note due 2017 to GE that was subsequently assigned to GE Capital Equity Investments, Inc. In December 2010, $100 accreted principal amount of this note was transferred to entities that are not affiliated with Momentive Holdco through the issuance of separate notes with identical terms. Interest accrues in the form of an increase in the accreted value of the notes and no cash interest is payable on the notes until maturity. The accreted value of the notes will increase from the date of issuance until maturity at a rate of 11% per annum, compounded semi-annually. The maximum accreted value at maturity payable under the terms of all of these notes is $1,231. The notes contain certain provisions which allow MPM Holdings to redeem the outstanding accreted value, in whole or in part, at certain times and prices prior to maturity date. Upon the occurrence of a change in control, the holders shall have the right to require MPM Holdings to prepay all or any part of the accreted value of such notes at a price in cash equal to 101% of such accreted value.

In 2009, MSC borrowed $100 in term loans from affiliates of Apollo which will mature on December 31, 2011 with interest at adjusted LIBOR plus 2.25%. As MSC has the intent and ability to refinance this debt with Apollo, the amount has been classified as Affiliated long-term debt as of December 31, 2010 in the Consolidated Balance Sheets. In addition, MSC has $4 due upon demand to an affiliate of Apollo. The weighted average interest rate of affiliated borrowings at December 31, 2010 was 2.57%. Proceeds from the loans were used for general corporate purposes.

Other Guarantees and Collateral

There are no guarantees of indebtedness of Momentive Holdco. There are no guarantees of indebtedness between MPM and MSC.

MPM’s Second Lien Notes are guaranteed on a senior secured basis by each of MPM’s existing and future U.S. subsidiaries that is a borrower or a guarantor under MPM’s existing senior secured credit facility. The Second Lien Notes are secured by a second-priority security interest in certain assets of MPM and such U.S. subsidiaries, which interset is junior in priority to the liens on substantially the same collateral securing MPM’s senior secured credit facility.

MPM’s Senior Subordinated Notes are guaranteed on a senior unsecured subordinated basis by the existing domestic subsidiaries of MPM that are guarantors under MPM’s senior secured credit facilities and each of MPM’s future domestic subsidiaries that guarantee any debt of MPM or of any guarantor. These guarantees are full and unconditional, and are joint and several.

The New MPM Notes are guaranteed on a senior unsecured (or, following the occurrence of certain events, a second-priority secured) basis by the existing domestic subsidiaries of MPM that are guarantors under MPM’s senior secured credit facilities and each of MPM’s future domestic subsidiaries that guarantee any debt of MPM or of any guarantor. These guarantees are full and unconditional, and are joint and several.

MSC’s Senior Secured Notes, the New MSC Notes and the Floating Rate Notes are guaranteed by certain of its subsidiaries. These guarantees are full and unconditional, and are joint and several. In addition, all of the MSC senior secured notes are collateralized by the shares of certain of MSC’s first-tier subsidiaries.

Scheduled Maturities

Aggregate maturities of debt, minimum payments under capital leases and minimum rentals under operating leases at December 31, 2010 for the Company are as follows:

Year	Debt	Minimum Rentals Under Operating Leases
2011	$111	$45
2012	96	32
2013	1,478	23
2014	584	18
2015	914	15
2016 and thereafter	4,223	36

Total minimum payments	$7,406	$169

Rental expense under operating leases amounted to $31, $25 and $26 in the years ended December 31, 2010, 2009 and 2008, respectively.

Covenant Compliance

The Company is currently in compliance with all terms of its outstanding indebtedness under both the MPM and MSC Senior Secured Credit Facilities, including the respective senior secured bank leverage ratios. A failure to comply with the senior secured bank leverage ratio contained within the MPM Senior Secured Credit Facility or the MSC Senior Secured Credit Facility, could result in a default, which if not cured or waived, could have a material adverse effect on the Company’s business and financial condition. Each of the MPM Senior Secured Credit Facility and the MSC Senior Secured Credit Facility permit a default in its senior secured leverage ratio covenant to be cured by cash contributions to capital from the proceeds of equity purchases or cash contributions. The cure amount can be no greater than the amount required for purposes of complying with the covenant, and in each four quarter period, the cure right can only be exercised in three quarters. Any amounts of Apollo’s $200 committed financing (see Note 7) converted to equity to cure a default of the MSC Senior Secured Credit Facility would reduce the amount of available financing remaining under the $200 financing.

11. Guarantees, Indemnifications and Warranties

Standard Guarantees / Indemnifications

In the ordinary course of business, each of MPM and MSC or their respective subsidiaries have entered into a number of agreements that contain standard guarantees and indemnities where such company may indemnify another party for, among other things, breaches of representations and warranties. These guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements, (v) employee benefits services agreements and (vi) agreements with public authorities on subsidies for designated research and development projects. These guarantees or indemnifications are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements, (v) service providers in employee benefits services agreements and (vi) governments or agencies subsidizing research or development. In addition, each of MPM and MSC guarantees some of the payables of its subsidiaries to purchase raw materials in the ordinary course of business.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, each of MPM and MSC may agree to indemnify the buyer for liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities for pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities that are not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to MPM or MSC, as applicable, but simply serve to protect the buyer from potential liability associated with such company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that it considers to be probable and reasonably estimable. The amounts recorded at December 31, 2010 and 2009 are not significant.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless they are subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company’s subsidiaries could be required to make under its guarantees, nor is the Company able to estimate the maximum potential amount of future payments to be made under these guarantees because the triggering events are not predictable.

Our corporate charter also requires us to indemnify, to the extent allowed by applicable state corporate law, our directors and officers as well as directors and officers of our subsidiaries and other agents against certain liabilities and expenses incurred by them in carrying out their obligations.

Apollo Indemnification

MSC and affiliates of Apollo are party to an indemnification agreement. This agreement provides that MSC will indemnify affiliates of Apollo, and affiliates of Apollo will indemnify MSC, against any liabilities arising from actions brought by our respective insurance providers against the other as a result of claims paid on the Huntsman settlement. See Note 5 for additional information regarding indemnification provided by MSC to Apollo under the Management Consulting Agreement.

Warranties

The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against net sales.

12. Commitments and Contingencies

Environmental Matters

The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation at the federal, state and local levels as well as foreign laws and regulations, and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages, requirements to modify our facilities or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at December 31, 2010 and 2009.

	Number of Sites		Liability		Range of Reasonably Possible Costs
Site Description	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	Low	High
Geismar, LA	1	—	$17	$—	$10	$25
Superfund and offsite landfills—allocated share:
Less than 1%	29	—	1	—	1	2
Equal to or greater than 1%	12	—	7	—	5	13
Currently-owned	24	3	15	5	12	23
Formerly-owned (excluding Geismar):
Remediation	10	—	2	—	1	10
Monitoring only	8	1	1	—	1	2

	84	4	$43	$5	$30	$75

These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At December 31, 2010 and 2009, $17 and $5, respectively, have been included in Other current liabilities in the Consolidated Balance Sheets with the remaining amount included in Other long-term liabilities at December 31, 2010 and 2009, respectively.

Following is a discussion of the Company’s environmental liabilities and the related assumptions at December 31, 2010:

Geismar, LA Site—MSC formerly owned this facility prior to 1987. Pursuant to an agreement with the current owner, the United States Environmental Protection Agency, and the Louisana Department of Environmental Quality, MSC is obligated to conduct certain soil and groundwater remediation activities at the site. MSC is currently operating a groundwater remediation system. If current remedial measures prove to be inadequate, or if additional contamination is discovered, MSC could incur costs that approach the higher end of the range of reasonably possible costs.

Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, a portion of this liability was recorded at its net present value, assuming a 3% discount rate and a time period of 28 years. The range of possible outcomes is discounted in a similar manner. The undiscounted liability, which is expected to be paid over the next 28 years, is approximately $24. Over the next five years, MSC expects to make ratable payments totaling $6.

Superfund Sites and Offsite Landfills— MSC is currently involved in environmental remediation activities at a number of sites for which it has been notified that it is, or may be, a Potentially Responsible Party (“PRP”) under the United States Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. MSC anticipates approximately 50% of the estimated liability for these sites will be paid within the next five years, with the remainder over the next twenty-five years. MSC generally does not bear a significant level of responsibility for these sites, and as a result, has little control over the costs and timing of cash flows.

MSC’s ultimate liability will depend on many factors including its share of waste volume, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation and the availability of insurance coverage. The range of possible outcomes takes into account the maturity of each project, resulting in a narrower range as the project progresses. To estimate both its current reserves for environmental remediation at these sites and the possible range of additional costs, MSC has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. MSC has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. MSC’s insurance provides very limited, if any, coverage for these environmental matters.

Sites Under Current Ownership—The Company is conducting environmental remediation at a number of locations that it currently owns, of which eight sites are no longer in operation. As the Company is performing a portion of the remediation on a voluntary basis, it has some control over the costs to be incurred and the timing of cash flows. The Company expects to pay approximately $13 related to these liabilities within the next five years, with additional payments expected over a weighted average period of forty-four years. The factors influencing the ultimate outcome include the methods of remediation elected, the conclusions and assessment of site studies remaining to be completed, and the time period required to complete the work. No other parties are responsible for remediation at these sites.

Formerly-Owned Sites—The Company is conducting environmental remediation at a number of locations that it formerly owned. The final costs to the Company will depend on the method of remediation chosen and the level of participation of third parties.

In addition, the Company is responsible for a number of sites that require monitoring where no additional remediation is expected. The Company has established reserves for costs related to these sites. Payment of these liabilities is anticipated to occur over the next ten years. The ultimate cost to the Company will be influenced by fluctuations in projected monitoring periods or by findings that are different than anticipated.

Indemnifications—In connection with the acquisition of certain of the Company’s operating businesses, the Company has been indemnified by the sellers against certain liabilities of the acquired businesses, including liabilities relating to both known and unknown environmental contamination arising prior to the date of the purchase. The indemnifications may be subject to certain exceptions and limitations, deductibles and indemnity caps. While it is reasonably possible that some costs could be incurred, except for those sites identified above, the Company has inadequate information to allow it to estimate a potential range of liability, if any.

Non-Environmental Legal Matters

The Company is involved in various legal proceedings in the ordinary course of business and has reserves of $11 at December 31, 2010 for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. At December 31, 2010 , $5 has been included in Other current liabilities in the Consolidated Balance Sheets with the remaining amount included in Other long-term liabilities.

Brazil Tax Claim—In 1992, the State of Sao Paulo Administrative Tax Bureau issued an assessment against MSC’s Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes. These loans were characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions and the subsidiary filed an administrative appeal seeking cancellation of the assessment. The Administrative Court upheld the assessment in December 2001. In 2002, the subsidiary filed a second appeal with the highest-level Administrative Court, again seeking cancellation of the assessment. In February 2007, the highest-level Administrative Court upheld the assessment. MSC requested a review of this decision. On April 23, 2008, the Brazilian Administrative Tax Tribunal issued its final decision upholding the assessment against the subsidiary. MSC filed an Annulment action in the Brazilian Judicial Courts in May 2008 along with a request for an injunction to suspend the tax collection. The injunction was denied but the Annulment action is being pursued. MSC has pledged certain properties and assets in Brazil during the pendency of the Annulment action in lieu of paying the assessment. In September 2010, in MSC ’s favor, the Court adopted its appointed expert’s report finding that the transactions in question were intercompany loans. Sao Paulo has mandatory appeal rights but the Court’s decision based on the facts is likely to be upheld and therefore, MSC does not believe a loss contingency is probable. At December 31, 2010 the amount of the assessment, including tax, penalties, monetary correction and interest, is 66 Brazilian reais, or approximately $40.

Formosa Plant—Several lawsuits were filed in Sangamon County, Illinois in May 2006 against MSC on behalf of individuals injured or killed in an explosion at a Formosa Plastics Corporation (“Formosa”) plant in Illiopolis, Illinois that occurred on April 23, 2004. MSC sold the facility in 1987. The facility was operated by BCPOLP until it was sold to Formosa out of BCPOLP’s bankrupt estate in 2002. In March 2007, an independent federal agency found that operator errors caused the explosion, but that current and former owners could have implemented systems to minimize the impacts from these errors. In March 2008, MSC filed a motion for summary judgment, which is still pending. At this time there is inadequate information from which to estimate a potential range of liability, if any.

Hillsborough County—MSC is named in a lawsuit filed on July 12, 2004 in Hillsborough County, Florida Circuit Court, for an animal feed supplement processing site formerly operated by MSC and sold in 1980. The lawsuit is filed on behalf of multiple residents of Hillsborough County living near the site and it alleges various injuries from exposure to toxic chemicals. MSC does not have adequate information from which to estimate a potential range of liability, if any. The court dismissed a similar lawsuit brought on behalf of a class of plaintiffs in November 2005.

Environmental Institution of Paraná IAP—On August 25, 2009, Governo Do Paraná and the Environmental Institution of Paraná IAP, an environmental agency of the Brazilian government, provided Momentive Quimica Industria, our Brazilian subsidiary, with notice of a potential fine of up to $11 in connection with alleged environmental damages to the Port of Paranagua caused in November 2004 by an oil spill from a shipping vessel carrying methanol purchased by MSC. The investigation as to the cause of the accident has not been finalized. In early October 2009, MSC was granted an injunction precluding the imposition of any fines or penalties by the Paraná IAP. In November 2010, the Court lifted its injunction; however, MSC appealed in order to preclude the IAP from levying any fines or penalties. MSC continues to believe it has a strong defense and does not believe a loss contingency is probable. At December 31, 2010, the amount of the assessment, including tax, penalties, monetary correction and interest, is 22 Brazilian reais, or approximately $13.

Other Legal Matters—The Company is involved in various other product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings in addition to those described above, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The Company does not believe that it has a material exposure for these claims and believes it has adequate reserves and insurance to cover pending and foreseeable future claims.

Other Commitments and Contingencies

The Company entered into contractual agreements with third parties for the supply of site raw materials, services, utilities and facilities and for operation and maintenance services necessary to operate certain of the Company’s facilities on a stand-alone basis. The duration of the contracts range from less than one year to 20 years, depending on the nature of services. These contracts may be terminated by either party under certain conditions as provided for in the respective agreements; generally, 90 days notice is required for short-term contracts and three years notice is required for longer-term contracts (generally those contracts in excess of five years). Contractual pricing generally includes a fixed and variable component.

In addition, the Company entered into contractual agreements with ASM, Shell and other third parties in order to obtain favorable pricing and terms on product, feedstocks or other services that are necessary for the ongoing operation of its business. The terms of these agreements vary from one to fifteen years, while certain agreements may be extended at the Company’s request and are cancelable by either party as provided for in each agreement. Feedstock prices are based on market prices less negotiated volume discounts or cost input formulas.

The Company is required to make minimum annual payments under these contracts as follows:

Year	Minimum Annual Purchase Commitments
2011	$410
2012	335
2013	307
2014	163
2015	147
2016 and beyond	1,305

Total minimum payments	2,667
Less: Amount representing interest	(480)

Present value of minimum payments	$2,187

13. Pension and Non-Pension Postretirement Benefit Plans

The Company sponsors defined benefit pension plans covering most U.S. employees and certain non-U.S. employees primarily in Japan, Germany and Switzerland. Retirement benefits in other foreign locations are primarily structured as defined contribution plans. As part of the Momentive Combination, the Company acquired additional defined benefit pension plans sponsored by MSC in the U.S., Germany, Netherlands, Canada France and Belgium.

Domestic Pension Plans

The Company sponsors a qualified defined benefit plan covering substantially all U.S. MPM employees based on the greater of a formula recognizing career earnings or a formula recognizing length of service and final average earnings. Certain benefit provisions are subject to collective bargaining. The Company provides supplementary defined benefits providing additional retirement benefits to certain higher-level, longer-service U.S. employees, which is unfunded. These supplementary benefits are not vested until the employee retires at a minimum eligible age of 60 years.

MSC sponsors a qualified defined benefit pension plan covering most U.S. employees. Benefits under this plan are generally based on eligible compensation and / or years of credited service. Prior to the Momentive Combination, the plan was frozen for most participants. In the fourth quarter of 2010, in conjunction with the renegotiation of collectively bargained agreements, MSC negotiated a freeze of the benefit for the remaining active participants. MSC has replaced this benefit with an additional annual employer contribution to the existing defined contribution plan for most participants. MSC also sponsors unfunded executive supplemental benefit plans that are frozen for future contributions.

Foreign Pension Plans

Outside the U.S., the Company maintains its principal defined benefit pension plans in Germany, Japan and Switzerland (with the MSC plans discussed below, collectively referred to as the International pension plans). The Company maintains additional defined benefit pension plans in various other locations that are not significant and are excluded from the disclosures presented below.

MPM’s defined benefit pension plans in Germany cover substantially all of its employees. These plans are not funded and benefits are paid from the Company to retirees directly. The benefits are based on years of service and the employee’s final pensionable salary, as defined by the plans.

MPM’s defined benefit pension plan in Japan covers substantially all of its employees. The benefits of the Company’s Japanese pension plan are based on years of service and the employee’s three highest years of compensation during the last 10 years of employment.

In Switzerland, MPM’s defined benefit plan provides pension, death and disability benefits to substantially all employees. Benefits are based on participants’ accumulated account balances plus an annuity conversion factor established by the Swiss government. The pension liability is administered through a collective foundation, together with benefits provided by GE to its employees.

MSC sponsors a defined benefit pension plans covering most employees in the Netherlands, Germany, Canada, France and Belgium. Benefits under these plans are generally based on eligible compensation and / or years of credited service. Retirement benefits in MSC’s other foreign locations are primarily structured as defined contribution plans.

Non-pension Postretirement Plans

We also provide non-pension postretirement benefit plans to certain U.S. employees, to Canadian employees and to certain employees in the Netherlands. We fund retiree healthcare benefits on a pay-as-you-go basis.

MPM provides retiree health and life benefits for its U.S. employees. Retirees share in the cost of healthcare benefits. The U.S. benefit for MSC primarily consists of a life insurance benefit for a specified group of retirees, for which the premiums are paid by the Company. In addition, MSC retirees who are not yet eligible for Medicare are offered medical coverage based on the same medical plans as active employees; however, for most participants, the premiums are paid by the retiree. The Canadian plans provide retirees and their dependents with medical and life insurance benefits, which are supplemental benefits to the respective provincial healthcare plan in Canada. The Netherlands’ plan provides a lump sum payment at retirement to a specified group of employees.

The following table presents the change in benefit obligation, change in plan assets and components of funded status for the Company’s defined benefit pension and non-pension postretirement benefit plans for the years ended December 31, 2010, 2009 and 2008, respectively:

	Pension Benefits				Non-Pension Postretirement Benefits
	2010		2009		2010		2009
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in Benefit Obligation
Benefit obligation at beginning of year	$73	$117	$64	$112	$80	$—	$72	$—
Service cost	16	8	16	5	1	—	1	—
Interest cost	8	8	3	4	5	—	4	—
Actuarial losses (gains)	8	(24)	(10)	5	8	—	4	—
Foreign currency exchange rate changes	—	3	—	1	—	—	—	—
Benefits paid	(5)	(7)	—	(4)	(1)	—	(1)	—
Plan amendments	3	—	—	—	1	—	—	—
Plan curtailments / settlements	(1)	—	—	(6)	—	—	—	—
Effect of Momentive combination	289	350	—	—	12	6	—	—

Benefit obligation at end of year	$391	$455	$73	$117	$106	$6	$80	$—
Change in Plan Assets
Fair value of plan assets at beginning of year	40	29	24	28	—	—	—	—
Actual return on plan assets	16	(18)	3	2	—	—	—	—
Employer contributions	16	8	13	3	1	—	1	—
Benefits paid	(5)	(7)	—	(2)	(1)	—	(1)	—
Acquisition of MSC	197	221	—	—	—	—	—	—
Transfers in	—	—	—	(2)	—	—	—	—

Fair value of plan assets at end of year	264	233	40	29	—	—	—	—

Funded status of the plan at end of year	$(127)	$(222)	$(33)	$(88)	$(106)	$(6)	$(80)	$—

	Pension Benefits				Non-Pension Postretirement Benefits
	2010		2009		2010		2009
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in the Consolidated Balance Sheets at December 31 consist of:
Noncurrent assets	$—	$15	$—	$—	$—	$—	$—	$—
Other current liabilities	—	(4)	—	—	(4)	(6)	—	—
Long-term pension and post employment benefit obligations	(127)	(233)	(33)	(88)	(102)	—	(80)	—
Accumulated other comprehensive (income) loss	(16)	1	(20)	—	17	—	9	—

Net amounts recognized	$(143)	$(221)	$(53)	$(88)	$(89)	$(6)	$(71)	$—
Amounts recognized in Accumulated other comprehensive loss (income) at December 31 consist of:
Net actuarial (gain) loss	$(17)	$2	$(17)	$1	$5	$—	$(3)	$—
Net prior service (benefit) cost	(3)	—	(7)	—	13	—	13	—
Deferred income taxes	4	(1)	4	(1)	(1)	—	(1)	—

Net amounts recognized	$(16)	$1	$(20)	$—	$17	$—	$9	$—
Accumulated benefit obligation	$362	$432	$54	$110
Accumulated benefit obligation for funded plans	348	266	46	67
Pension plans with underfunded or non-funded accumulated benefit obligations at December 31:
Aggregate projected benefit obligation	$391	$276	$73	$117
Aggregate accumulated benefit obligation	362	262	54	110
Aggregate fair value of plan assets	264	40	40	29
Pension plans with projected benefit obligations in excess of plan assets at December 31:
Aggregate projected benefit obligation	$391	$282	$73	$117
Aggregate fair value of plan assets	264	45	40	29

During the year ended December 31, 2010, the net accumulated unrecognized actuarial losses relating to the U.S. plans were increased by $8 for favorable gains on assets versus expected returns offset by losses on the remeasurement of the liability of $16. During the year ended December 31, 2010, the net accumulated unrecognized actuarial losses relating to the international plans were increased by $22 for losses on assets versus expected returns offset by gains on the remeasurement of the liability of $24.

The foreign currency impacts reflected in the rollforward table are primarily for changes in the euro and Canadian dollar versus the U.S. dollar.

The Pension Protection Act of 2006 (the “2006 PPA”) provides for minimum funding levels on U.S. plans, and plans not meeting the minimum funding requirement may be subject to certain restrictions. During 2009 and 2010, MSC’s U.S. qualified pension plan was under the minimum funding level as measured under the 2006 PPA, resulting in restrictions on lump sum payments to 50%.

Following are the components of net pension and non-pension postretirement expense (benefit) recognized by the Company for the years ended December 31:

	Pension Benefits
	U.S. Plans			Non-U.S. Plans
	2010	2009	2008	2010	2009	2008
Service cost	$16	$16	$15	$8	$5	$6
Interest cost on projected benefit obligation	8	3	3	8	4	3
Expected return on assets	(8)	(2)	(2)	(4)	(1)	(1)
Amortization of prior service cost	(1)	(1)	(1)	—	—	—
Recognized actuarial loss (gain)	(1)	—	(1)	—	—	—
Curtailment (gain) loss	(1)	—	—	—	—	(2)

Net expense	$13	$16	$14	$12	$8	$6

	Non-Pension Postretirement Benefits
	U.S. Plans			Non-U.S. Plans
	2010	2009	2008	2010	2009	2008
Service cost	$1	$1	$1	$—	$—	$—
Interest cost on projected benefit obligation	5	4	5	—	—	—
Amortization of prior service (cost) benefit	1	1	1	—	—	—

Net benefit	$7	$6	$7	$—	$—	$—

The following amounts were recognized in other comprehensive income during the year ended December 31, 2010:

	Non-Pension
	Pension Benefits		Postretirement Benefits		Total
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net prior service cost arising during the year	$3	$—	$1	$—	$4	$—
Net actuarial (gains) losses arising during the year	(1)	2	8	—	7	2
Amortization of prior service benefit (cost)	1	—	(1)	—	—	—
Amortization of net gains	1	—	—	—	1	—

Loss recognized in other comprehensive income	4	2	8	—	12	2
Deferred income taxes	—	(1)	—	—	—	(1)

Loss recognized in other comprehensive income, net of tax	$4	$1	$8	$—	$12	$1

The amounts in Accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost (benefit) during the next fiscal year are as follows:

Non-Pension
	Pension Benefits		Postretirement Benefits		Total
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Prior service cost	$(1)	$—	$1	$—	$—	$—
Net actuarial gain	—	—	—	—	—	—

Determination of actuarial assumptions

The Company’s actuarial assumptions are determined based on the demographics of the population, target asset allocations for funded plans, regional economic trends, statutory requirements and other factors that could impact the benefit obligation and plan assets. For the European plans, these assumptions are set by country, as the plans within these countries have similar demographics, and are impacted by the same regional economic trends and statutory requirements.

The economic actuarial assumptions for the U.S. plans at December 31, 2010 were separately determined for the MPM and MSC plans based on the demographics of each plan, including the Company’s assumptions for expected rate of return on assets and the target asset mix for the plan assets.

The discount rates selected reflect the rate at which pension obligations could be effectively settled. The Company selects the discount rates based on cash flow models using the yields of high-grade corporate bonds or the local equivalent with maturities consistent with the Company’s anticipated cash flow projections.

The expected rates of future compensation level increases are based on salary and wage trends in the chemical and other similar industries, as well as the Company’s specific long-term compensation targets by country. Input is obtained from the Company’s internal Human Resources group and from outside actuaries. These rates include components for wage rate inflation and merit increases.

The expected long-term rates of return on plan assets are determined based on the plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets, for plans including equity securities. Peer data and historical returns are reviewed and the Company consults with its actuaries, as well as investment professionals, to confirm that the Company’s assumptions are reasonable.

The weighted average rates used to determine the benefit obligations were as follows at December 31:

	Pension Benefits				Non-Pension Postretirement Benefits
	2010		2009		2010		2009
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	5.2%	4.5%	6.1%	3.4%	5.1%	5.6%	5.8%	—
Rate of increase in future compensation levels	4.4%	2.9%	4.4%	2.3%	4.5%	—	4.5%	—
The weighted average assumed health care cost trend rates are as follows at December 31:
Health care cost trend rate assumed for next year					7.5%	7.2%	8%	—
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)					4.5%	4.5%	4.5%	—
Year that the rate reaches the ultimate trend rate					2024	2030	2024	—

The weighted average rates used to determine net periodic pension expense (benefit) were as follows for the years ended December 31:

	Pension Benefits
	U.S. Plans			Non-U.S. Plans
	2010	2009	2008	2010	2009	2008
Discount rate	5.5%	5.9%	6.6%	4.0%	3.5%	3.3%
Rate of increase in future compensation levels	4.4%	4.4%	4.5%	2.5%	2.7%	2.6%
Expected long-term rate of return on plan assets	8.0%	8.0%	8.5%	4.7%	2.9%	3.5%

	Non-Pension Postretirement Benefits
	U.S. Plans			Non-U.S. Plans
	2010	2009	2008	2010	2009	2008
Discount rate	5.8%	6.2%	6.4%	5.3%	—	—

A one-percentage-point increase in the assumed health care cost trend rates would change the projected benefit obligation for U.S. non-pension postretirement benefits by $9 and service cost and interest cost by $1. A one-percentage-point decrease in the assumed health care cost trend rates would change the projected benefit obligation for U.S. non-pension postretirement benefits by $8 and service cost and interest cost by less than $1.

A one-percentage-point change in the assumed health care cost trend rates would change the projected benefit obligation for international non-pension postretirement benefits by $1 and service cost and interest cost by less than $1.

Pension Investment Policies and Strategies

The Company’s investment strategy for the assets of its U.S. and Canadian defined benefit pension plans is to maximize the long-term return on plan assets using a mix of equities and fixed income investments with a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity and fixed-income investments. For U.S. plans, equity investments are also diversified across U.S. and international stocks, as well as growth, value and small and large capitalization investments, while the Company’s Canadian plan includes a blend of Canadian securities with U.S. and other foreign investments. Investment risk and performance is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset and liability studies.

The Company periodically reviews its target allocation of U.S. plan assets among the various asset classes. The targeted allocations are based on anticipated asset performance, discussions with investment professionals and on the projected timing of future benefit payments.

The Company observes local regulations and customs governing its International pension plans in determining asset allocations, which generally require a blended weight leaning toward more fixed income securities, including government bonds and fixed income insurance products.

	Actual		Target 2011
	2010	2009
Weighted average allocations of U.S. pension plan assets at December 31:
Equity securities	62%	54%	60%
Debt securities	32%	35%	40%
Cash, short-term investments and other	6%	11%	—

	100%	100%	100%

Weighted average allocations of non-U.S. pension plan assets at December 31:
Equity securities	17%	32%	22%
Debt securities	75%	67%	73%
Cash, short-term investments and other	8%	1%	5%

	100%	100%	100%

Fair Value of Plan Assets

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

Level 3: Unobservable inputs, for example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

The following table presents U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Fair Value Measurements Using
	2010				2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Large cap equity funds (a)(b)	$61	$17	$—	$78	$16	$—	$—	$16
Small/mid cap equity funds (b)	56	—	—	56	6	—	—	6
Other international equity (b)	—	32	—	32	—	—	—	—
Debt securities/fixed income (c)	24	60	—	84	14	—	—	14
Cash, money market and other (d)	1	13	—	14	4	—	—	4

Total	$142	$122	$—	$264	$40	$—	$—	$40

The following table presents non-U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Fair Value Measurements Using
	2010				2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
U.S. equity (b)	$—	$19	$—	$19	$—	$—	$—	$—
International equity (b)	10	5	—	15	9	—	—	9
Debt securities/fixed income (b)	11	106	—	117	12	—	—	12
Liability driven investments (c)(e)	—	56	—	56	—	—	—	—
Balanced pooled funds (b)(f)	—	8	—	8	—	—	—	—
Pooled insurance products with fixed income guarantee (b)	—	14	—	14	—	7	—	7
Cash, money market and other (d)	1	3	—	4	1	—	—	1

Total	$22	$211	$—	$233	$22	$7	$—	$29

(a)	Level 1 equity securities are valued based on quoted prices in active markets.

(b)	Level 2 equity securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held.

(c)	Level 2 fixed income securities are valued using a market approach that includes various valuation techniques and sources, primarily using matrix/market corroborated pricing based on observable inputs including yield curves and indices.

(d)	Cash, money market and other securities include mutual funds, certificates of deposit and other short-term cash investments for which the share price is $1 or book value is assumed to equal fair value due to the short duration of the investment term.

(e)	Liability driven investments consist of a series of funds designed to provide returns matched to expected future cash flows, and include approximately 70% investments in fixed income securities targeting returns in line with 3-month euribor in the medium term, and 30% swaps, with an underlying portfolio of bonds and cash to counterbalance changes in the value of the swaps.

(f)	The fund provides a mix of approximately 60% equity and 40% fixed income securities that achieves the target asset mix for the plan.

Projections of Plan Contributions and Benefit Payments

The Company expects to make contributions totaling $43 to its defined benefit pension plans in 2011.

Estimated future plan benefit payments as of December 31, 2010 are as follows:

	Pension Benefits		Non-Pension Postretirement Benefits
Year	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
2011	$24	$15	$4	$—
2012	24	17	4	—
2013	23	17	5	1
2014	23	19	7	—
2015	30	21	7	1
2016-2020	122	113	46	2

Defined Contribution Plans

MSC sponsors a number of defined contribution plans for its employees, primarily in the U.S., Canada, Europe and in the Asia-Pacific region. Full-time employees are generally eligible to participate immediately and may make pre-tax and after-tax contributions subject to plan and statutory limitations. For certain plans, the Company has the option to make contributions above the match provided in the plan based on financial performance.

Eligible U.S. employees may participate in the MPM defined contribution plan. Under this plan, eligible employees may invest a portion of their earnings, with the Company matching up to a maximum of 4% of the employees’ annual earnings, in various program funds. Effective January 1, 2009, the Company suspended the 4% match for salaried exempt employees. This match was subsequently reinstated effective April 1, 2010. MSC provides an annual retirement contribution (“ARC”) to its eligible U.S. associates to replace benefits previously provided under the its U.S. defined benefit pension plans, which have been frozen, as previously discussed, for non-bargaining associates and for some bargained associates. The contribution, which is paid into the existing U.S. defined contribution plan, is a percentage of eligible earnings, ranging from 2% to 7% based on years of service, subject to IRS limitations. The contribution for each year is made in the second quarter of the following year to eligible associates actively employed with the Company at year-end.

The Company incurred expense for contributions under its defined contribution plans in 2010, 2009 and 2008 of $8, $2 and $6, respectively.

Non-Qualified and Other Retirement Benefit Plans

MSC offered key executives in some locations with non-qualified defined contribution benefit plans that provided participants with an opportunity to elect to defer compensation and also provide retirement benefits, or “top-ups”, in cases where executives cannot fully participate in the defined benefit or defined contribution plans because of plan or local statutory limitations. The benefits under its U.S. non-qualified plans were frozen in 2009. Most of the Company’s non-qualified benefit plans are unfunded. The liabilities related to defined benefit top-ups are included in the previously discussed defined benefit pension disclosures. The Company’s liability for these components of the MSC non-qualified benefit plans was $7 at December 31, 2010 and is included in Other long-term liabilities.

Some of the Company’s German subsidiaries offer an early retirement program to eligible employees called Altersteilzeit or ATZ Plans. The Company has liabilities for these arrangements totaling $7 at December 31, 2010. The Company incurred expense for this benefit for the three months ended December 31, 2010 of $1.

MPM employees in the United Kingdom participate in GE pension plans along with GE employees. Prior to 2009, employees in the Netherlands also participated in GE pension plans along with GE employees. The Company’s pension expense associated with contributions to these multi-employer pension plans was less than $1 for the years ended December 31, 2010 and 2009, and $4 for the year ended December 31, 2008.

14. Deficit

The Company has 279,088,329 member units outstanding at December 31, 2010, which reflects the effect of the Momentive Combination, whereby Momentive Holdco issued member units in Momentive Holdco in exchange for the units in MSC Holdings and MPM Holdings on a one-for-one and a 38.5518-for-one basis, respectively.

The Company also has authorized, but unissued, $200 of preferred units and warrants to purchase 28,785,935 common units as of December 31, 2010. The preferred units are perpetual in nature and, once issued, redeemable at the option of the Company. At an IPO of the Company, the Company may elect to pay the redemption price in common stock, valued at the IPO price. The holders of preferred units, once issued, vote together with the holders of common units as a single class. The warrants, once issued, are exercisable at $0.01 per unit at any time for 10 years and are subject to customary anti-dilution protection. See also Note 5.

15. Stock Option Plans and Stock Based Compensation

Summary of Plans

The following is a summary of existing stock option plans including options to purchase units outstanding as of December 31, 2010. This summary reflects MSC Holdings plans acquired as part of the Momentive Combination:

Plan name	Shares outstanding	Plan expiration	Vesting Terms	Option term	Number of shares authorized
MPM Holdings Plans:
Momentive Performance Materials Holdings Inc. 2007 Long-Term Incentive Plan		March 2017		10 years	19,275,900
Tranche A options	2,986,665		Grants made in 2007 - 2008 vest ratably over 5 years; grants made 2009 - 2010 vest ratably over 4 years
Tranche B performance options	2,986,093		Performance-based: Vest upon the earlier of a specified internal rate of return or a specified cash-on-cash return
Tranche C performance options	2,984,808		Performance-based: Vest upon the earlier of a specified internal rate of return or a specified cash-on-cash return
Tranche D director and non-controlling interest-holder options	616,824		Fully vested on grant date

MSC Holdings Plans:
Resolution Performance 2000 Stock Option Plan		November 2010		8 yrs 30 days (1)	n/a plan expired
Tranche A options	26,476		Vest ratably over 5 years
Tranche B performance options	51,316		Cliff vest on 8th anniversary
Resolution Performance 2000 Non-Employee Directors Option Plan	302,433	November 2010	Fully vested in 2005	8 yrs 30 days (2)	n/a plan expired
Resolution Specialty Materials 2004 Stock Option Plan				8 yrs 30 days	1,027,197
Tranche A options	47,359	October 2014	Vest ratably over 5 years
Tranche B performance options	93,202		Performance-based vested due to attainment of target in 2005
Director options	142,664		Fully vested in 2005
BHI Acquisition Corp. 2004 Stock Incentive Plan		August 2014		10 years	3,670,635
Tranche A options	951,616		Vest ratably over 5 years
Tranche B performance options	951,616		Cliff vest on earlier of 8th anniversary or change in control (3)
Director options	84,423		Director grants vest upon IPO / Change in Control (3)
Director options	28,141		Director grants vested upon grant
Hexion LLC 2007 Long-Term Incentive Plan		April 2017			1,700,000
Options to purchase units	422,500		Vest upon attainment of performance targets upon change in control (3)	8 years
Restricted stock units	100,000		50% vest on third and fourth anniversaries of grant	n/a

(1)	71,301 Options granted between November 2000—December 2003 were modified during the 4th quarter of 2010 to extend expiration date to November 13, 2012

(2)	265,550 Options granted between November 2000—December 2003 were modified to extend expiration date to November 13, 2012

(3)	These options did not vest as a result of the Momentive Combination, as the Momentive Combination did not trigger a change in control as defined in the respective option plan agreements.

2010 Modifications

Effective October 1, 2010, in conjunction with the Momentive Combination, options issued under the MPM 2007 Long-Term Incentive Plan to purchase units in MPM Holdings were converted on a 38.5518-for-one basis to units in Momentive Holdco (the “Exchange Ratio”). Legacy MSC Holdings plans (acquired by the Company as part of the Momentive Combination) to purchase units in MSC Holdings and restricted MSC Holdings LLC unit awards previously granted under legacy MSC Holdings were converted on a one-for-one basis to units in Momentive Holdco. Upon modification of the outstanding option and restricted unit awards, the remeasurement of the fair value resulted in additional compensation expense of $2 recognized for the year ended December 31, 2010. The conversion affected approximately 195 employees.

During the first quarter of 2010, outstanding options that contained an investor internal rate of return target were modified to include a cash-on-cash return condition. This modification was classified as possible-to-improbable, and as such, no incremental compensation expense was recorded.

Option Grants

Options granted used the following weighted average assumptions during the years ended December 31:

	2010	2009	2008
Risk-free interest rate	2.54%	2.09%	4.2%
Expected term (in years)	9.58	4.07	5.18
Volatility	38%	54.7%	28.6%
Expected dividend yield	—%	—%	—%

The weighted average per share grant date fair value of option granted during 2010, 2009 and 2008, respectively was $2.41, $2.38 and $1.87, respectively.

The fair value of each employee’s options with graded vesting was estimated using the Black-Scholes-Merton option pricing model. For the options associated with investor IRR and cash-on-cash, an adaptation of the Black-Scholes-Merton, which took into consideration the internal rate of return thresholds, was used to estimate fair value. This model adaptation is essentially equivalent to the use of a path-dependent lattice model.

Expected volatility was based on the historical volatility of representative peer companies’ stocks. Expected term for graded and director options was based on the simplified method which allows a term equal to the period from grant date to the mid-point between vesting dates and contractual expiration of the options. For options associated with investor IRR or cash-on-cash returns, the expected term reflected an assumed date when the investor would reach its internal rate of return or cash-on-cash return threshold plus an estimated additional holding period until the option exercise. For these awards, expense is measured but not recorded until the actual occurrence of the market condition being met, at which time the total remaining expense would be recognized. Expected dividend yield was based on management’s expectation of no dividend payments. Risk free interest rates were based on the U.S. treasury yield curve in effect at the grant date for instruments with similar lives.

Financial Statement Impact

Share-based compensation expense is recognized, net of estimated forfeitures, over the requisite service period on a graded-vesting basis. The Company adjusts compensation expense periodically for forfeitures.

The Company recognized share-based compensation expense of $4, $1 and $1 and for the years ended December 31, 2010, 2009 and 2008, respectively. The amounts are included in Selling, general and administrative expense in the Consolidated Statements of Operations. The Company expects additional compensation expense of $7, which will be recognized over the vesting period of the underlying share-based awards. $5 is expected to be recognized ratably over a weighted-average period of 1.8 years, while the remaining $2 will be recognized upon an initial public offering or other future contingent event.

Options Activity

Following is a summary of the Company’s stock option plan activity for the year ended December 31, 2010 which includes additional outstanding common units under legacy MSC Holdings Plans acquired as part of the Momentive Combination:

	Momentive Holdco Common Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Options outstanding at December 31, 2009	8,759,985	$2.61
Effect of Momentive Combination	3,180,043	$7.05
Options granted	1,479,419	$2.59
Options exercised	(46,929)	$6.22
Options forfeited	(696,382)	$2.76

Options outstanding at December 31, 2010	12,676,136	$3.70	6.05
Exercisable at December 31, 2010	4,281,260	$4.10	5.04
Expected to vest at December 31, 2010	12,306,682	$3.71	6.04

As a result of the Momentive Combination and Exchange Ratio discussed above, the prior period unit data has been recasted to reflect the Exchange Ratio retrospectively. At December 31, 2010, exercise prices for options outstanding ranged from $3.51 to $29.42. At December 31, 2010, the aggregate intrinsic value of options exercisable and options expected to vest was $6 and $21, respectively.

The total amount of cash received and total intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) of options exercised during the year ended December 31, 2010 was less than $1.

Restricted Unit Activity

Following is a summary of the Company’s restricted unit plan activity for the year ended December 31, 2010:

	Momentive Holdco Common Units	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2009	—	$—
Effect of Momentive Combination	50,000	$10.81

Nonvested at December 31, 2010	50,000	$10.81

The weighted average remaining contractual life for restricted units granted and outstanding was 0.3 years.

Stock-Based Deferred Compensation Plan

In 2004, certain key employees of MSC deferred the receipt of compensation and were credited with a number of deferred stock units that were equal in value to the amount of compensation deferred under the BHI

Acquisition Corp. 2004 Deferred Compensation Plan (the “2004 DC Plan”), which is an unfunded plan. Each unit gives the grantee the right to one common stock unit of Momentive Holdco. The deferred common stock units are not distributed to participants until their employment with the Company ends. Upon exercise, the underlying units are redeemable at fair value at the discretion of the unit holder. As a result, the Company has recorded in temporary equity the fair value of the units as of December 31, 2010. At December 31, 2010, there were 798,941 undistributed units under the 2004 DC Plan.

Subsequent Event

On February 23, 2011, the Compensation Committee of the Board of Managers of Momentive Holdco approved the Momentive Performance Materials Holdings LLC 2011 Equity Incentive Plan (“the 2011 Equity Plan”). Under the 2011 Equity Plan, Momentive Holdco can award unit options, unit awards, restricted units, restricted deferred units, and other unit-based awards. The restricted deferred units are non-voting units of measurement which are deemed to be equivalent to one common unit of Momentive Holdco. The unit options are options to purchase common units of Momentive Holdco. The awards made pursuant to the 2011 Equity Plan will vest based on continued service and the achievement of certain unit prices following certain transactions involving Momentive Holdco. The awards contain restrictions on transferability and other typical terms and conditions. The Company is currently evaluating the impact of these unit-based compensation awards on its Consolidated Financial Statements.

16. Income Taxes

Income tax (benefit) expense detail for continuing operations for the years ended December 31 is as follows:

	2010	2009	2008
Current
Federal	$—	$—	$—
State and local	2	—	(2)
Foreign	42	14	13

Total current	44	14	11
Deferred
Federal	(3)	(3)	(26)
State and local	—	—	—
Foreign	(49)	4	(96)

Total deferred	(52)	1	(122)

Income tax expense (benefit)	$(8)	$15	$(111)

A reconciliation of the differences between income taxes for continuing operations that were computed at the federal statutory tax rate of 35% and provisions for income taxes for the years ended December 31, 2010, 2009 and 2008 follows:

	2010	2009	2008
Income tax benefit computed at federal statutory tax rate	$(81)	$(29)	$(405)
State tax provision, net of federal benefits	2	—	(2)
Increase (reduction) in income taxes resulting from:
Foreign tax rate differential	46	12	7
Branch accounting effect	35	(24)	(213)
Foreign source income subject to U.S. taxation	23	—	—
Permanent differences	(1)	1	10
(Decrease) increase in taxes due to changes in valuation allowance	(32)	57	256
Additional tax (benefit) on foreign unrepatriated earnings	(2)	—	—
Changes in enacted tax rates	1	(2)	3
Goodwill impairment	—	—	232
Adjustments of prior year estimates and other	1	—	1

Income tax expense (benefit)	$(8)	$15	$(111)

The domestic and foreign components of the income (loss) from continuing operations before income taxes for the years ended December 31 is as follows:

	2010	2009	2008
Domestic	$(124)	$(36)	$(227)
Foreign	(108)	(47)	(931)

	$(232)	$(83)	$(1,158)

The tax effects of significant temporary differences and net operating loss and credit carryforwards, which comprise the deferred tax assets and liabilities at December 31 is as follows:

	2010	2009
Assets
Non-pension post-employment	$34	$25
Accrued and other expenses	172	99
Loss and credit carryforwards	1,078	370
Pension liabilities	143	97
Property, plant and equipment	32	31
Intangibles	195	222

Gross deferred tax assets	1,654	844
Valuation allowance	(995)	(714)

Net deferred tax asset	659	130
Liabilities
Property, plant and equipment	(300)	(46)
Unrepatriated earnings of foreign subsidiaries	(92)	(3)
Intangibles	(486)	(85)
Accrued and other expenses	(52)	(42)

Gross deferred tax liabilities	(930)	(176)

Net deferred tax liability	$(271)	$(46)

The following table summarizes the presentation of the net deferred tax liability on the Consolidated Balance Sheets at December 31:

	2010	2009
Assets
Current deferred income taxes (Other current assets)	$36	$10
Long-term deferred income taxes (Other assets)	42	42
Liabilities
Current deferred income taxes (Other current liabilities)	(13)	(35)
Long-term deferred income taxes	(336)	(63)

Net deferred tax liability	$(271)	$(46)

As of December 31, 2010, the Company has a $995 valuation allowance for a portion of its net deferred tax assets that management believes, more likely than not, will not be realized. Momentive Holdco is treated as a partnership for U.S. Federal income tax purposes and is not subject to U.S. Federal income tax. In the United States, separate consolidated returns will be filed for MSC Holdings and MPM Holdings for 2010. The Company’s deferred tax assets include federal, state and foreign net operating losses carryforwards. The federal net operating loss carryforwards available for MSC Holdings are $1,055, which expire starting in 2020. The federal net operating loss carryforwards available for MPM Holdings are $732, which expire starting in 2026. The foreign net operating loss carryforwards available related primarily to France, Germany, Japan and the U.K. The net operating losses for Japan will begin to expire in 2013. The net operating losses for France, Germany and the U.K. have no expiration date. A valuation allowance has been provided against a portion of these foreign tax attributes.

The Company had undistributed earnings of certain foreign subsidiaries of $118, on which deferred taxes have not been provided because these earnings are considered permanently invested outside of the United States.

The following table summarizes the changes in the valuation allowance for the years ending December 31, 2010, 2009 and 2008:

	Balance at Beginning of Period	Impact of Momentive Combination	Changes in related Gross Deferred Tax Assets/ Liabilities	Charge/ Release	Balance at End of Period
Valuation allowance on Deferred tax assets:
Year ended December 31, 2008	$380	—	$27	$261	$668
Year ended December 31, 2009	668	—	6	40	714
Year ended December 31, 2010	$714	597	(165)	(151)	$995

Examination of Tax Returns

The Company conducts business globally and, as a result, certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities throughout the world, including major jurisdictions such as Brazil, Canada, the Czech Republic, France, Germany, Italy, South Korea, Netherlands, Switzerland, Singapore, Japan, Thailand, Hong Kong and the United States.

MSC Holdings is no longer subject to U.S. federal examinations for years before December 31, 2007; however, certain state and foreign tax returns are under examination by various regulatory authorities.

MPM Holdings is no longer subject to U.S. federal examinations for years before December 31, 2006; however, certain state and foreign tax returns are under examination by various regulatory authorities including Germany, Italy and Canada.

The Company continuously reviews issues that are raised from ongoing examinations and open tax years to evaluate the adequacy of its liabilities. As the various taxing authorities continue with their audit/examination programs, the Company will adjust its reserves accordingly to reflect these settlements.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009
Balance at beginning of period	$18	$12
Additions based on tax positions related to the current year	8	3
Additions for tax positions of prior years	2	4
Reductions for tax positions of prior years	(5)	(1)
Foreign currency translation	4	—
Effect of Momentive Combination	78	—

Balance at end of period	$105	$18

During the year ended December 31, 2010, the Company increased its amount of unrecognized tax benefits, including its accrual for interest and penalties, by $14 for various intercompany transactions and prior year changes in estimates. During the years ended December 31, 2010, 2009 and 2008, the Company recognized approximately $0 in interest and penalties. The Company had approximately $28 and $1 accrued for the payment of interest and penalties at December 31, 2010 and 2009, respectively.

$105 of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Company anticipates recognizing a range of $3 to $41 of the total amount of unrecognized tax benefits, exclusive of interest, within the next 12 months as a result of negotiations with foreign jurisdictions and completion of foreign and U.S. state audit examinations.

17. Segment Information

The Company’s business segments are based on the products that the Company offers and the markets that it serves. At December 31, 2010, the Company had three primary reportable segments: Silicones and Quartz, Epoxy and Phenolic Resins and Forest Products Resins and Other. A summary of the major products of the Company’s reportable segments follows:

•	Silicones and Quartz: silanes, specialty silicones, urethane additives, quartz and ceramic materials

•	Epoxy and Phenolic Resins: epoxy specialty resins, oil field products, Versatic acids and derivatives, basic epoxy resins and intermediates and phenolic specialty resins and molding compounds

•	Forest Products Resins: forest products resins and formaldehyde applications

The Company’s organizational structure continues to evolve. It is also continuing to refine its operating structure to more closely link similar products, minimize divisional boundaries and improve the Company’s ability to serve multi-dimensional common customers. These refinements may result in future changes to the Company’s reportable segments.

Reportable Segments

Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted to exclude certain non-cash and certain non-recurring expenses. Segment EBITDA is the primary performance measure used by our CEO and CFO (chief operating decision makers) and board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Other consists of the Company’s coatings operating segment and also includes corporate general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, certain foreign exchange transaction gains and losses.

Net Sales to Unaffiliated Customers for the years ended December 31(1):

	2010	2009	2008
Silicones and Quartz	$2,588	$2,083	$2,639
Epoxy and Phenolic Resins	655	—	—
Forest Products Resins	401	—	—
Other	162	—	—

Total	$3,806	$2,083	$2,639

Segment EBITDA for the years ended December 31:

	2010	2009	2008
Silicones and Quartz	$489	$249	$316
Epoxy and Phenolic Resins (2)	102	—	—
Forest Products Resins (3)	39	—	—
Other (4)	(1)	—	—

Depreciation and Amortization Expense for the years ended December 31:

	2010	2009	2008
Silicones and Quartz	$198	$192	$237
Epoxy and Phenolic Resins	45	—	—
Forest Products Resins	15	—	—
Other	4	—	—

Total	$262	$192	$237

Total Assets as of December 31:

	2010	2009
Silicones and Quartz	$3,301	$3,316
Epoxy and Phenolic Resins	3,295	—
Forest Products Resins	1,425	—
Other	581	—
Discontinued Operations	175	—

Total	$8,777	$3,316

Capital Expenditures for the years ended December 31:

	2010 (5)	2009	2008
Silicones and Quartz	$95	$77	$139
Epoxy and Phenolic Resins	29	—	—
Forest Products Resins	12	—	—
Other	4	—	—

Total	$140	$77	$139

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.
(2)	Included in Epoxy and Phenolic Resins Segment EBITDA are Earnings from unconsolidated affiliates, net of taxes of $2 for the year ended December 31, 2010.
(3)	Included in Forest Products Resins Segment EBITDA are Earnings from unconsolidated entities, net of taxes of less than $1 the year ended December 31, 2010.
(4)	Included in the Other Segment EBITDA are Earnings from unconsolidated entities, net of taxes of $1 for the year ended December 31, 2010.
(5)	Excludes capital expenditures of discontinued operations. Includes capitalized interest costs that are incurred during the construction of property and equipment.

Reconciliation of Segment EBITDA to Net Loss:

	Years Ended December 31,
	2010	2009	2008
Segment EBITDA:
Silicones and Quartz	$489	$249	$316
Epoxy and Phenolic Resins	102	—	—
Forest Products Resins	39	—	—
Other	(1)	—	—

Reconciliation:
Items not included in Segment EBITDA
Non-cash charges	8	18	(2)
Unusual items:
Loss on divestiture of assets	(6)	—	—
Purchase accounting inventory step-up	(67)	—	—
Net loss from discontinued operations	(8)	—	—
Business realignments	(29)	(23)	(45)
Asset impairments	(9)	—	(857)
Other	(19)	—	(5)

Total unusual items	(138)	(23)	(907)

Total adjustments	(130)	(5)	(909)
Interest expense, net	(391)	(314)	(328)
(Loss) gain on extinguishment of debt	(85)	179	—
Income tax benefit (expense)	8	(15)	111
Depreciation and amortization	(262)	(192)	(237)

Net loss attributable to Momentive Performance Materials Holdings LLC	(231)	(98)	(1,047)
Net income attributable to noncontrolling interest	1	—	—

Net loss	$(230)	$(98)	$(1,047)

Items not included in Segment EBITDA

Non-cash charges primarily represent stock-based compensation expense and unrealized derivative and foreign exchange gains and losses. Net loss from discontinued operations represents the results of the IAR business.

Not included in Segment EBITDA are certain non-cash and certain non-recurring income or expenses that are deemed by management to be unusual in nature. For 2010, these items consisted of inventory step-up adjustments related to the Momentive Combination, business realignment costs primarily related to expenses from the Company’s productivity and business optimization programs, asset impairments, realized foreign exchange gains and losses and retention program costs. For 2009, these items consisted of business realignment costs primarily related to expenses from the Company’s business optimization program and realized foreign exchange gains and losses. For 2008, these items consisted of business realignment costs related to expenses from the Company’s business optimization program and cost savings and headcount reduction programs related to the acquisition of the Company from GE, goodwill impairments and realized foreign exchange gains and losses.

Geographic Information

Net Sales to Unaffiliated Customers for the years ended December 31 (1):

	2010	2009	2008
United States	$1,361	$659	$824
Germany	790	608	861
China	450	285	362
Netherlands	255	19	26
Other international	950	512	566

Total	$3,806	$2,083	$2,639

(1)	Sales are attributed to the country in which the individual business locations reside.

Long-Lived Assets as of December 31:

	2010	2009
United States	$2,698	$628
Germany	643	497
Netherlands	551	21
Japan	532	501
Other international	1,684	571

Total	$6,108	$2,218

Product Line Information

Net Sales to Unaffiliated Customers for the years ended December 31:

	2010	2009	2008
Silicones	$2,286	$1,913	$2,383
Epoxy resins and intermediates	359	—	—
Forest products resins	298	—	—
All other (1)	863	170	256

Total	$3,806	$2,083	$2,639

(1)	Net sales of other product lines that individually account for less than 10% of consolidated proforma Net sales.

18. Net Loss per Share Attributable to Momentive Performance Materials Holdings LLC

Basic and diluted loss per share is computed by dividing Net loss attributable to Momentive Performance Materials Holdings LLC common members by the weighted average number of shares outstanding during the period. Due to the Momentive Combination, and the resulting exchange of units in the predecessor entity, MPM Holdings, for units in Momentive Holdco on a 38.5518-for-one basis, the basic and diluted loss per share is presented retroactively for all periods presented prior to the Momentive Combination.

Due to the net loss recognized for the years ended December 31, 2010, 2009 and 2008, there is no effect for potentially dilutive shares for the years ended December 31, 2010, 2009 and 2008, the 12,676,636 outstanding stock option awards with a weighted average exercise price of $3.70 per unit (see Note 15) and the outstanding warrants held by GE Capital Equity Investments, Inc. (see Note 5) to purchase up to 6,003,363 fully paid and nonassessable member units in Momentive Holdco. The warrants to purchase 28,785,935 common Momentive Holdco units attached to Apollo’s preferred unit commitment (see Note 5) have not been included as these units have not been issued as of December 31, 2010.

In addition, the $200 preferred units discussed in Note 5 and the associated amount of dividends accreted from October 1, 2010 has been added to Net loss attributable to Momentive Performance Materials Holdings LLC to arrive at Net loss attributable to common unit holders.

A reconciliation of Net loss attributable to Momentive Performance Materials Holdings LLC to Net loss applicable to common unit holders and the number of basic and dilutive weighed average shares outstanding is as follows:

	2010	2009	2008
Numerator:
Net loss attributable to Momentive Performance Materials Holdings LLC	$(231)	$(98)	$(1,047)
Accretion of dividends on committed preferred units	(3)	—	—

Net loss attributable to common unit holders	$(234)	$(98)	$(1,047)

Denominator:
Weighted average shares outstanding-basic and diluted	218,232,313	197,443,492	197,433,665

19. Subsequent Events

On February 24, 2011, a subsidiary of MPM entered into an Extension and Amendment effective as of December 31, 2010 (the “Amendment”) to the Quartz Sand Products Purchase Agreement by and between Unimin Corporation and MPM. The amendment extends the term of the original supply agreement through December 31, 2011, subject to the early termination provisions therein, and amends provisions regarding pricing and volume purchase requirements, among others.

On April 15, 2011, the Company entered into a purchase agreement with PCCR USA, Inc., a subsidiary of Investindustrial, a European investment group, to sell its North American coatings and composites (“Coatings and Composites”) business to PCCR USA, Inc. The Coatings and Composites business employs 225 people at four manufacturing facilities and generated net sales of $49 in the fourth quarter of 2010, and is reported in the Other segment. The Company is currently evaluating the impacts of this transaction on its Consolidated Financial Statements.

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members of

Momentive Performance Materials Holdings LLC:

In our opinion, the consolidated financial statements as of and for the year ended December 31, 2010 listed in the accompanying index present fairly, in all material respects, the financial position of Momentive Performance Materials Holdings LLC and its subsidiaries at December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information as of and for the year ended December 31, 2010 set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Columbus, Ohio

April 21, 2011

Independent Registered Public Accounting Firm Report

The Board of Managers and Members of

Momentive Performance Materials Holdings LLC:

We have audited the accompanying consolidated balance sheet of Momentive Performance Materials Holdings Inc. and subsidiaries as of December 31, 2009, and the related consolidated statements of operations, deficit and comprehensive loss, and cash flows for the years ended December 31, 2009 and 2008. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules I and II as of and for the years ended December 31, 2009 and 2008. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Momentive Performance Materials Holdings Inc. and subsidiaries as of December 31, 2009 and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules as of and for the years ended December 31, 2009 and 2008, when considered in relation to the basic consolidated financial statements taken as a whole present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Albany, New York

November 16, 2010 except as to note

18, which is as of April 15, 2011

Schedule I—Parent Company Financial Statements

MOMENTIVE PERFORMANCE MATERIALS HOLDINGS LLC

PARENT COMPANY STATEMENTS OF OPERATIONS

	Year Ended December 31,
(In millions)	2010	2009	2008
Revenues	$—	$—	$—
Operating costs and expenses	1	—	—

Operating loss	(1)	—	—
Interest expense, net	47	56	51

Loss before equity losses of unconsolidated subsidiaries, net of taxes	(48)	(56)	(51)
Equity losses of unconsolidated subsidiaries, net of tax	(183)	(35)	(994)

Net loss	$(231)	$(91)	$(1,045)

See Notes to Parent Company Financial Statements

MOMENTIVE PERFORMANCE MATERIALS HOLDINGS LLC

PARENT COMPANY BALANCE SHEETS

(In millions, except share data)	December 31, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents	$—	$9
Accounts receivable, net	1	—

Total current assets	1	9
Investment in subsidiaries	(823)	(573)

Total assets	$(822)	$(564)

Liabilities and Deficit
Current liabilities
Debt payable within one year	$1	$—

Total current liabilities	1	—
Affiliated long-term debt	—	548

Total liabilities	1	548
Members’ Deficit
Members’ deficit	(1,075)	—
Paid-in capital	—	219
Accumulated deficit	—	(1,511)
Accumulated other comprehensive income	252	180

Total members’ deficit	(823)	(1,112)

Total liabilities and members’ deficit	$(822)	$(564)

See Notes to Parent Company Financial Statements

MOMENTIVE PERFORMANCE MATERIALS HOLDINGS LLC

PARENT COMPANY STATEMENT OF CASH FLOWS

	Year ended December 31,
(In millions)	2010	2009	2008
Cash flows provided by operating activities
Net loss	$(231)	$(91)	$(1,045)
Equity losses from unconsolidated entities, net of taxes	183	35	994
Accretion of interest on note payable	47	56	51
Other liabilities, current and non-current	1	—	—

Net cash provided by operating activities	—	—	—
Cash flows provided by investing activities
Dividend from subsidiary	1	—	—

Net cash provided by investing activities	1	—	—
Cash flows used in financing activities
Repurchase of member units	(1)	—	—

Net cash (used in) provided by financing activities	(1)	—	—
Effect of exchange rates on cash and cash equivalents	—	—	—
Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	9	9

Cash and cash equivalents at end of year	$—	$9	$9

See Notes to Parent Company Financial Statements

MOMENTIVE PERFORMANCE MATERIALS HOLDINGS LLC

NOTES TO PARENT COMPANY FINANCIAL STATEMENTS

1. Background and Basis of Presentation

(in millions, except for share data)

Momentive Performance Materials Holdings LLC (“Momentive Holdco” or the “Company”) is a holding company that conducts substantially all of its business operations through its subsidiaries. The Company was formed on October 1, 2010 when it acquired all of the outstanding member units of Momentive Specialty Chemicals Holdings LLC (“MSC Holdings”) and all outstanding common shares of Momentive Performance Materials Holdings Inc. (“MPM Holdings”) in exchange for the issuance of 279,523,298 member units in Momentive Holdco. This transaction is referred to as the “Momentive Combination”.

There are significant restrictions over Momentive Holdco’s ability to obtain funds from its subsidiaries through dividends, loans or advances. Accordingly, these condensed financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting. Momentive Holdco had no operations prior to October 1, 2010, as such, its results of operations and cash flows are those of MPM Holdings prior to October 1, 2010. The balance sheet of Momentive Holdco has been presented in the Parent Company Balance Sheet as of December 31, 2010. For periods prior to the Momentive Combination, the parent company financial statements include the results of operations and cash flows of MPM Holdings for the years ended December 31, 2009 and 2008 and balance sheets of MPM Holdings as of December 31, 2009. As these parent-only financial statements are prepared on the same basis as the Company’s consolidated financial statements, except as discussed in these notes, as applicable, these parent-only financial statements should be read in conjunction with Momentive Holdco’s consolidated financial statements included elsewhere herein.

2. Debt

As of December 31, 2010, Momentive Holdco has no direct outstanding debt obligations, other than short-term financing arrangements to fund insurance premiums for its director and officer insurance premiums. However, outstanding debt obligations do exist at the Company’s subsidiaries. As of December 31, 2009, MPM Holdings had $548 outstanding to an affiliate, General Electric, due 2017. Interest accrues in the form of an increase in the accreted value of the note and no cash interest is payable on the note until maturity at a rate of 11% per annum, compounded semi-annually. Refer to Note 10 to the Notes to Consolidated Financial Statements included elsewhere herein for further discussion of the debt obligations of Momentive Holdco’s subsidiaries.

3. Commitments and Contingencies

Momentive Holdco has no direct commitments or contingencies, however, commitments and contingencies do exist at the Company’s subsidiaries. Refer to Note 12 to the Notes to the Company’s Consolidated Financial Statements included elsewhere herein for further discussion of the commitments and contingencies of Momentive Holdco’s subsidiaries.

4. Dividends

During the year ended December 31, 2010, the Company received dividends of $1 from its subsidiaries to fund the repurchase of equity of a former employee. In January 2011, MPM Holdings and MSC Holdings each declared dividends of $1, respectively to be paid as and when needed to fund the compensation of the Company’s Board of Managers of Momentive Holdco.

Schedule II—Valuation and Qualifying Accounts

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to cost and expenses (1)	Charged to other accounts	Deductions	Balance at End of Period
Allowance for Doubtful Accounts:
Year ended December 31, 2010	$5	$2	$—	$(2)	$5
Year ended December 31, 2009	4	1	—	—	5
Year ended December 31, 2008	6	—	—	(2)	4
Reserve for Obsolete Inventory:
Year ended December 31, 2010	$27	$2	$—	$(6)	$23
Year ended December 31, 2009	23	4	—	—	27
Year ended December 31, 2008	27	—	—	(4)	23

(1)	Includes the impact of foreign currency translation

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

MOMENTIVE SPECIALTY CHEMICALS HOLDINGS LLC (Unaudited)

	Nine Months Ended September 30,
(In millions)	2010	2009
Net sales	$3,852	$2,941
Cost of sales	3,267	2,580

Gross profit	585	361
Selling, general and administrative expense	292	266
Terminated merger and settlement income, net	(91)	(61)
Asset impairments	—	46
Other operating expense, net	18	55

Operating income	366	55
Interest expense, net	220	191
Gain on extinguishment of debt	—	(353)
Other non-operating expense, net	9	4

Income before income tax	137	213
Income tax expense	22	5

Income before earnings from unconsolidated entities	115	208
Earnings from unconsolidated entities, net of taxes	6	1

Net income	121	209
Net income attributable to noncontrolling interest	—	(1)

Net income attributable to Momentive Specialty Chemicals Holdings LLC	$121	$208

Comprehensive income	$121	$312

See Notes to Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED BALANCE SHEETS

MOMENTIVE SPECIALTY CHEMICALS HOLDINGS LLC (Unaudited)

(In millions, except share data)	September 30, 2010	December 31, 2009
Assets
Current assets
Cash and cash equivalents (including restricted cash of $6 and $7, respectively)	$128	$142
Short-term investments	7	10
Accounts receivable (net of allowance for doubtful accounts of $27 and $25, respectively)	663	479
Inventories:
Finished and in-process goods	379	264
Raw materials and supplies	147	115
Other current assets	95	84

Total current assets	1,419	1,094

Other assets, net	139	100
Property and equipment
Land	89	101
Buildings	280	275
Machinery and equipment	2,128	2,153

	2,497	2,529
Less accumulated depreciation	(1,135)	(1,067)

	1,362	1,462
Goodwill	365	380
Other intangible assets, net	451	493

Total assets	$3,736	$3,529

Liabilities and Deficit
Current liabilities
Accounts and drafts payable	$542	$482
Debt payable within one year	91	78
Affiliated debt payable within one year	6	6
Interest payable	56	37
Income taxes payable	30	42
Accrued payroll and incentive compensation	74	50
Other current liabilities	158	190

Total current liabilities	957	885
Long-term liabilities
Long-term debt	3,615	3,469
Affiliated long-term debt	100	100
Long-term pension and post employment benefit obligations	215	233
Deferred income taxes	145	145
Other long-term liabilities	122	127
Advance from affiliates	225	225

Total liabilities	5,379	5,184

Commitments and contingencies (See Note 8)
Stock options exercisable in redeemable units	4	1
Deficit
Members’ deficit—200,000,000 units authorized, 81,934,678 and 81,879,297 issued and outstanding at September 30, 2010 and December 31, 2009, respectively	(1,840)	(1,859)
Accumulated other comprehensive income	189	189
Total Momentive Specialty Chemicals Holdings LLC members’ deficit	(1,651)	(1,670)
Noncontrolling interest	4	14

Total deficit	(1,647)	(1,656)

Total liabilities and deficit	$3,736	$3,529

See Notes to Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

MOMENTIVE SPECIALTY CHEMICALS HOLDINGS LLC (Unaudited)

	Nine Months Ended September 30,
(In millions)	2010	2009
Cash flows (used in) provided by operating activities
Net income	$121	$209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	151	156
Gain on extinguishment of debt	—	(355)
Pushdown of recovery of expense paid by owner	(83)	(37)
Non-cash impairments and accelerated depreciation	—	50
Deferred tax provision (benefit)	4	(12)
Non-cash interest added to principal	12	—
Write-off of deferred financing fees	7	2
Other non-cash adjustments	17	(12)
Loss on disposal of assets, net of taxes	—	2
Stock-based compensation expense	—	4
Net change in assets and liabilities:
Accounts receivable	(184)	118
Inventories	(153)	111
Accounts and drafts payable	71	98
Income taxes payable	(11)	28
Other assets, current and non-current	(24)	(23)
Other liabilities, current and long-term	(3)	(28)

Net cash (used in) provided by operating activities	(75)	311

Cash flows used in investing activities
Capital expenditures	(74)	(92)
Capitalized interest	(1)	(3)
Proceeds from matured debt securities	3	4
Change in restricted cash	1	1
Deconsolidation of variable interest entities	(4)	—
Proceeds from the sale of assets	13	4
Investment in unconsolidated affiliates, net	5	—

Net cash used in investing activities	(57)	(86)

Cash flows provided by (used in) financing activities
Net short-term debt repayments	3	(9)
Borrowings of long-term debt	1,703	933
Repayments of long-term debt	(1,555)	(1,212)
Net borrowings of affiliated debt	—	104
Deconsolidation of noncontrolling interest in variable interest entity	—	(24)
Long-term debt and credit facility financing fees	(33)	—
Payments of dividends on common stock	—	(9)
Payments of dividends to noncontrolling interest holder	—	(2)

Net cash provided by (used in) financing activities	118	(219)

Effect of exchange rates on cash and cash equivalents	1	12
(Decrease) increase in cash and cash equivalents	(13)	18
Cash and cash equivalents (unrestricted) at beginning of period	135	121

Cash and cash equivalents (unrestricted) at end of period	$122	$139

Supplemental disclosures of cash flow information
Cash paid (received) for:
Interest, net	$180	$174
Income taxes, net of cash refunds	30	(3)

See Notes to Condensed Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF DEFICIT AND COMPREHENSIVE INCOME

MOMENTIVE SPECIALTY CHEMICALS HOLDINGS LLC (Unaudited)

(In millions)	Accumulated Other Comprehensive Income (a)	Members’ Deficit	Noncontrolling Interest	Total
Balance at December 31, 2009	$189	$(1,859)	$14	$(1,656)
Net income	—	121	—	121
Net losses on cash flow hedges reclassified to income	13	—	—	13
Gain recognized in comprehensive income from pension and postretirement benefits, net of tax	1	—	—	1
Translation adjustments	(14)	—	—	(14)

Comprehensive income				121

Stock-based compensation expense	—	1	—	1
Change in fair value of stock options exercisable in redeemable units	—	(3)	—	(3)
Pushdown of recovery of expense paid by owner	—	(83)	—	(83)
Impact of adoption of new accounting guidance for variable interest entities (See Note 2)		(17)	(10)	(27)

Balance at September 30, 2010	$189	$(1,840)	$4	$(1,647)

(a)	Accumulated other comprehensive income at September 30, 2010 represents $266 of net foreign currency translation gains, net of tax, $7 of net deferred losses on cash flow hedges and a $70 unrealized loss, net of tax, related to net actuarial losses and prior service costs for the Company’s defined benefit pension and postretirement plans. Accumulated other comprehensive income at December 31, 2009 represents $280 of net foreign currency translation gains, net of tax, $20 of net deferred losses on cash flow hedges and a $71 unrealized loss, net of tax, related to net actuarial losses and prior service costs for the Company’s defined benefit pension and postretirement benefit plans.

See Notes to Condensed Consolidated Financial Statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(In millions, except share and common unit data)

1. Background and Basis of Presentation

Momentive Combination

On October 1, 2010, the newly formed holding companies of Momentive Specialty Chemicals Holdings LLC (“MSC Holdings” or the “Company”, formerly known as Hexion LLC) and Momentive Performance Materials Holdings Inc. (“MPM Holdings”) merged (the “Momentive Combination”), with the surviving parent entity renamed Momentive Performance Materials Holdings LLC (“Momentive Holdco”). At the time of the Momentive Combination, Hexion LLC changed its name to Momentive Specialty Chemicals Holdings LLC and its wholly owned subsidiary Hexion Specialty Chemicals, Inc. changed its name to Momentive Specialty Chemicals Inc. MSC Holdings is a holding company whose principal asset is its investment in Momentive Specialty Chemicals Inc. (“Momentive Specialty,” formerly known as Hexion Specialty Chemicals, Inc.) and its subsidiaries. Momentive Holdco is controlled by investment funds affiliated with Apollo Global Management, LLC. (“Apollo”). Apollo may also be referred to as the Company’s owner.

Based in Columbus, Ohio, Momentive Specialty serves global industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries. Through Momentive Specialty, the Company manufactures and markets thermosetting resins worldwide, including epoxy resins and intermediates, forest products resins, coating products and phenolic specialty resins.

Momentive Specialty filed a Form 10-Q for the quarterly period ended September 30, 2010 on November 3, 2010 with the SEC in which the assets and liabilities formerly of Borden Chemical, Inc. are reported on the historical basis of accounting. The assets and liabilities formerly of Borden Chemical, Inc in these unaudited Condensed Consolidated Financial Statements have been accounted for by the purchase method of accounting as of the date of the acquisition of Borden Chemical, Inc. by Apollo.

Basis of Presentation—The unaudited Condensed Consolidated Financial Statements include the accounts of the Company, its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights and variable interest entities (“VIEs”) in which the Company has a controlling financial interest. Intercompany accounts and transactions are eliminated in consolidation. In the opinion of management, all adjustments consisting of normal, recurring adjustments, except for the adoption of new accounting standards discussed in Note 2 below, considered necessary for a fair statement, have been included. Results for the interim periods are not necessarily indicative of results for the entire year.

Year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Pursuant to the rules and regulations of the Securities and Exchange Commission, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes included in the Company’s most recent Annual Report, which was subsequently revised and superseded for Items 6, 7, and 8 on November 11, 2010.

The Company has revised its financial statements for the nine months ended September 30, 2009 to record approximately $22 of income related to the insurance recoveries by its owner for the costs incurred in connection with the termination of the merger with Huntsman Corporation. The insurance recoveries related to the $200 termination settlement payment made that was pushed down and treated as an expense of the Company in 2008. As previously disclosed, the Company records any related insurance recoveries as a non-cash reduction to expenses in the period when the insurance settlement is reached. In August 2010, the Company was informed that its owner had received insurance recoveries of approximately $15 and $7 in the second and third quarters of 2009, respectively, that should have been reported as a reduction to expenses (income) in those periods with an offsetting reduction in Paid-in capital. The revision had no impact on the Company’s revenues, total assets, total liabilities, total debt, total equity, net worth, liquidity, cash flows, or Segment EBITDA. The impacts of correcting the financial statements for the nine months ended September 30, 2009 presented elsewhere herein are as follows:

	As Previously Reported	Adjustments	As Revised
Condensed consolidated statement of operations for the nine months ended September 30, 2009:
Terminated merger and settlement income, net	(39)	(22)	(61)
Operating income	33	22	55
Income before income tax, earnings from unconsolidated entities	191	22	213
Income before earnings from unconsolidated entities	186	22	208
Net income	187	22	209
Net income attributable to Momentive Specialty Chemicals Holdings LLC	186	22	208
Condensed consolidated statement of cash flows for the nine months ended September 30, 2009:
Net income	187	22	209
Pushdown of recovery of expense paid by owner	(15)	(22)	(37)

2. Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. It also requires the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Terminated Merger and Settlement Income, net—The Company recognized Terminated merger and settlement income, net of $91 for the nine months ended September 30, 2010. For the nine months ended September 30, 2010, these amounts primarily represent the non-cash reduction of expenses of $83 for insurance recoveries by the Company’s owner related to the $200 settlement payment that had been treated as an expense of the Company in 2008. For the nine months ended September 30, 2010, the amount also includes $8 in insurance recoveries recorded by the Company related to the settlement of the New York Shareholder Action (see Note 8).

Transfers of Financial Assets—The Company executes factoring and sales agreements with respect to its trade accounts receivable to support its working capital requirements. The Company accounts for these transactions as either sales-type or financing-type transfers of financial assets based on the terms and conditions of each agreement. For the portion of the sales price that is deferred in a reserve account and subsequently collected, the Company’s policy is to classify the cash in-flows as cash flows from operating activities as the predominant source of the cash flows pertains to the Company’s trade accounts receivable. When the Company retains the servicing rights on the transfers of accounts receivable, it measures these rights at fair value, if material. See Note 5.

Subsequent Events—The Company has evaluated events and transactions subsequent to September 30, 2010 through the time that it files its unaudited Condensed Consolidated Financial Statements.

Reclassifications—Certain prior period balances have been reclassified to conform with current presentations.

Recently Issued Accounting Standards

Newly Adopted Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 166, Accounting for Transfers of Financial Assets which was codified in December 2009 as Accounting Standards update No. 2009-16: Accounting for Transfers of Financial Assets (“ASU 2009-16”). ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) and as a result eliminates the scope exception for QSPE’s. ASU 2009-16 also changes the criteria for a transfer of financial assets to qualify as a sales-type transfer. The Company adopted ASU 2009-16 on January 1, 2010. The adoption of ASU 2009-16 did not have a material impact on the Company’s unaudited Condensed Consolidated Financial Statements.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) which was codified in December 2009 as Accounting Standards Update No. 2009-17: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”). ASU 2009-17 amends current guidance requiring an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE. The Company adopted ASU 2009-17 on January 1, 2010. The Company does not have the power to direct the activities that most significantly impact two of its VIEs’ economic performance, and therefore, the Company does not have a controlling financial interest in these VIEs. As a result of the adoption of this guidance, the Company deconsolidated these two VIEs from its unaudited Condensed Consolidated Financial Statements, including its foundry joint venture between the Company and Delta-HA, Inc (“HAI”). The deconsolidation resulted in a net decrease in assets of $35, liabilities of $8 and noncontrolling interest of $10 and an increase to Accumulated deficit of $17 for the cumulative effect of adoption on January 1, 2010.

3. Productivity Program

At September 30, 2010, the Company has $32 of in-process productivity savings. The Company estimates that the remainder of these cost reduction activities will occur over the next fifteen months. The net costs to achieve these productivity savings is estimated at $16, including remaining restructuring costs described below and expected capital expenditures related to productivity savings programs.

The following table summarizes restructuring information by type of cost:

	Workforce reductions	Site closure costs	Other projects	Total
Restructuring costs expected to be incurred	$56	$21	$17	$94
Cumulative restructuring costs incurred at September 30, 2010	55	12	4	71
Accrued liability at December 31, 2009	$22	$—	$—	$22
Restructuring charges	9	3	2	14
Payments	(19)	(3)	(2)	(24)
Foreign currency translation	(1)	—	—	(1)

Accrued liability at September 30, 2010	$11	$—	$—	$11

Workforce reduction costs primarily relate to employee termination costs and are accounted for under the guidance for nonretirement postemployment benefits or as exit and disposal costs, as applicable. Restructuring charges are recorded in Other operating expense, net on the unaudited Condensed Consolidated Statements of Operations. Restructuring charges were $14 and $42 for the nine months ended September 30, 2010 and 2009, respectively. At September 30, 2010 and December 31, 2009, the Company had accrued $11 and $22, respectively, for restructuring liabilities in Other current liabilities in the unaudited Condensed Consolidated Balance Sheets.

The following table summarizes restructuring information by reporting segment:

	Epoxy and Phenolic Resins	Formaldehyde and Forest Products	Coatings and Inks	Corporate and Other	Total
Restructuring costs expected to be incurred	$36	$5	$46	$7	$94
Cumulative restructuring costs incurred at September 30, 2010	28	4	32	7	71
Accrued liability at December 31, 2009	$15	$2	$2	$3	$22
Restructuring charges	6	—	8	—	14
Payments	(14)	(1)	(7)	(2)	(24)
Foreign currency translation	(1)	—	—	—	(1)

Accrued liability at September 30, 2010	$6	$1	$3	$1	$11

4. Related Party Transactions

Management Consulting Agreement

Momentive Specialty is subject to a seven-year Amended and Restated Management Consulting Agreement with Apollo (the “Management Consulting Agreement”) that terminates on May 31, 2012 under which Momentive Specialty receives certain structuring and advisory services from Apollo and its affiliates. The Management Consulting Agreement provides indemnification to Apollo, its affiliates and their directors, officers and representatives for potential losses arising from these services.

During the nine months ended September 30, 2010 the Company recognized expense under the Management Consulting Agreement of $2. This amount is included in Other operating expense, net in the Company’s unaudited Condensed Consolidated Statements of Operations.

Shared Services Agreement

On October 1, 2010, in connection with the closing of the Momentive Combination, Momentive Specialty entered into a shared services agreement with Momentive Performance. Pursuant to the shared services agreement, Momentive Specialty will provide to Momentive Performance, and Momentive Performance will provide to Momentive Specialty, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, legal and procurement services. The shared services agreement will establish certain criteria upon which the costs of such services will be allocated between Momentive Specialty and Momentive Performance. Allocation of service costs not demonstrably attributable to either Momentive Specialty or Momentive Performance will initially be 51% to Momentive Specialty and 49% to Momentive Performance. It is also anticipated that Momentive Specialty and Momentive Performance will cooperate to achieve favorable pricing with respect to purchases of raw materials and logistics services.

Financing Agreements

In connection with the terminated Huntsman merger and related litigation settlement agreement and release among the Company, Huntsman and other parties entered into on December 14, 2008, the Company paid Huntsman $225. The settlement payment was funded to the Company by an advance from Apollo, while reserving all rights with respect to reallocation of the payments to other affiliates of Apollo. Under the provisions of the settlement agreement and release, the Company is contractually obligated to reimburse Apollo for any insurance recoveries on the $225 settlement payment, net of expense incurred in obtaining such recoveries. Apollo has agreed that the payment of any such insurance recoveries will satisfy the Company’s obligation to repay amounts received under the $225 advance. The Company has recorded the $225 settlement payment advance as a long-term liability at September 30, 2010. As of September 30, 2010 the Company has not recovered any insurance proceeds related to the $225 settlement payment.

In addition, pursuant to the settlement agreement and release, certain affiliates of Apollo agreed to make a $200 investment in the Company. Certain affiliates of Apollo have entered into a commitment letter with Momentive Specialty Chemicals Inc. and Momentive Specialty Chemicals Holdings LLC, (formerly known as Hexion Specialty Chemical Inc. and Hexion LLC) pursuant to which they committed to purchase $200 in preferred units and warrants to purchase common units of Momentive Specialty Chemicals Holdings LLC by December 31, 2011. The preferred units have an aggregate liquidation value equal to $200 plus accrued but unpaid distributions. Momentive Holdco has agreed to contribute any proceeds from the issuance of preferred or common units under this agreement as a capital contribution to Momentive Specialty Chemicals Holdings LLC, and Momentive Specialty Chemicals Holdings LLC has agreed to contribute such amounts as a capital contribution to Momentive Specialty.

In connection with and prior to the purchase of the preferred shares and warrants, certain affiliates of Apollo also committed to provide liquidity facilities to Momentive Specialty Chemicals Holdings LLC or Momentive Specialty on an interim basis. The aggregate liquidity facilities outstanding, together with the purchase price for any purchased preferred shares and warrants, will at no time exceed $200. In connection therewith, in 2009, certain affiliates of Apollo extended a $100 term loan to Momentive Specialty (the “Term Loan”). The Term Loan will mature on December 31, 2011 with interest at LIBOR plus 2.25% per annum. Interest expense for the nine months ended September 30, 2010 on the Term Loan was $2. In addition, under the commitment to provide liquidity, in September 2010, the Company sold $107 of trade accounts receivable to affiliates of Apollo for net cash of $96, ($11 remains held in a reserve account at September 30, 2010). See Note 7 for a description of the Company’s sale of trade accounts receivable. The available borrowings under these liquidity facilities at September 30, 2010 were $4. This amount will increase on a dollar for dollar basis as the $107 of sold receivables are collected.

At September 30, 2010, the Company has determined the commitment to purchase $200 in preferred units of Momentive Specialty Chemicals Holdings LLC is an equity instrument. The unissued preferred units underlying the commitment accrue dividends at 8% per annum from the date of the commitment. As of the period end September 30, 2010, no preferred units have been issued, and no dividends have been declared.

Other Transactions

The Company sells products to certain Apollo affiliates. These sales were $2 for each of the nine months ended September 30, 2010 and 2009. Accounts receivable from these affiliates were less than $1 at September 30, 2010 and December 31, 2009. The Company also purchases raw materials and services from certain Apollo affiliates. These purchases were $13 and $6 for the nine months ended September 30, 2010 and 2009, respectively. The Company had accounts payable to Apollo and affiliates of less than $1 and $2 at September 30, 2010 and December 31, 2009, respectively.

The Company sells finished goods to and purchases raw materials from HAI. The Company also provides toll-manufacturing and other services to HAI. Prior to 2010 and the adoption of ASU 2009-17, HAI was consolidated in the Company’s unaudited Condensed Consolidated Financial Statements and these transactions were eliminated in consolidation. Beginning in 2010, the Company’s investment in HAI is recorded under the equity method of accounting and the related sales and purchases are not eliminated from the Company’s unaudited Condensed Consolidated Financial Statements. However, any profit on these transactions is eliminated in the Company’s unaudited Condensed Consolidated Financial Statements to the extent of the Company’s 50% interest in HAI. Sales to and services provided to HAI were $65 for the nine months ended September 30, 2010. Purchases from HAI were $46 for the nine months ended September 30, 2010. The Company had accounts receivable from HAI of $14 and accounts payable to HAI of $5 at September 30, 2010.

The Company’s purchase contracts with HAI represent a significant portion of HAI’s total revenue. In addition, the Company has pledged its member interest in HAI as collateral on HAI’s revolving line of credit. These factors result in the Company absorbing the majority of the risk to potential losses or gains from a majority of the expected returns. However, the Company does not have the power to direct the activities that most significantly impact HAI, and therefore, does not have a controlling financial interest. As of September 30, 2010 the carrying value of HAI’s assets and liabilities were $58 and $19, respectively.

The Company has a loan receivable from its unconsolidated forest products joint venture in Russia of $4 as of September 30, 2010.

5. Transfers of Financial Assets

In September 2010, the Company entered into accounts receivable purchase and sale agreements to sell $107 of its trade accounts receivable to affiliates of Apollo on terms which management believes were more favorable to the Company than could have been obtained from an independent third party. Under the terms of the agreements, the receivables are sold at a discount relative to their carrying value in exchange for all interests in such receivables. The Company retains the obligation to service the collection of the receivables on the purchasers’ behalf for which the Company is paid a fee, and the purchasers defer payment of a portion of the receivable purchase price and establish a reserve account with the proceeds. The reserve account is used to reimburse the purchasers for credit and collection risk. The remaining amounts are paid to the Company after receipt of all collections on the purchased receivables. Other than amounts held in the reserve account, the purchasers bear all credit risk on the purchased receivables.

These accounts receivable purchase and sale agreements were accounted for as sales-type transfers. The losses recorded on these sales were $1 for the nine months ended September 30, 2010, respectively, and are included in Other operating expense, net in the unaudited Condensed Consolidated Statements of Operations. Servicing fees were less than $1 for the nine months ended September 30, 2010.

6. Fair Value and Financial Instruments

Fair Value

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•	Level 3: Unobservable inputs, for example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Recurring Fair Value Measurements

Following is a summary of assets and liabilities measured at fair value on a recurring basis as of September 30, 2010 and December 31, 2009:

	Fair Value Measurements Using			Total
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
September 30, 2010
Derivative liabilities	$—	$(18)	$—	$(18)
December 31, 2009
Derivative liabilities	—	(35)	—	(35)

Level 1 primarily consists of financial instruments traded on exchange or futures markets. Level 2 includes those derivative instruments transacted primarily in over the counter markets.

The Company calculates the fair value of its derivative liabilities using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At September 30, 2010 and December 31, 2009, the Company reduced its derivative liabilities by $0 and $1, respectively, for its nonperformance risk. As a significant portion of the Company’s derivative liabilities are cash flow hedges, $0 and $1 was recognized in Accumulated other comprehensive income at September 30, 2010 and December 31, 2009, respectively.

When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.

Derivative Financial Instruments

The Company is exposed to certain risks related to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange risk, interest rate risk and commodity price risk. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign Exchange Rate Swaps

International operations account for a significant portion of the Company’s revenue and operating income. The Company’s policy is to reduce foreign currency cash flow exposure from exchange rate fluctuations by hedging anticipated and firmly committed transactions when it is economically feasible. The Company periodically enters into forward contracts to buy and sell foreign currencies to reduce foreign exchange exposure and protect the U.S. dollar value of certain transactions to the extent of the amount under contract. The counter-parties to our forward contracts are financial institutions with investment grade ratings. The Company does not apply hedge accounting to these derivative instruments.

Interest Rate Swaps

The Company periodically uses interest rate swaps to alter interest rate exposures between fixed and floating rates on certain long-term debt. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated using an agreed-upon notional principal amount. The counter-parties to the interest rate swap agreements are financial institutions with investment grade ratings.

In January 2007, the Company entered into an interest rate swap agreement. This swap is designed to offset the cash flow variability that results from interest rate fluctuations on the Company’s variable rate debt. The Company accounts for the swap as a qualifying cash flow hedge.

In February 2007, the Company entered into interest rate swap agreements to offset the cash flow variability that results from interest rate fluctuations on the Company’s Australian variable rate debt. The Company has not applied hedge accounting to this derivative instrument.

In July 2010, the Company entered into a two-year interest rate swap agreement (the “July 2010 Swap”). This swap is designed to offset the cash flow variability that results from interest rate fluctuations on the Company’s variable rate debt. This swap will become effective on January 4, 2011 upon the expiration of the January 2007 interest rate swap. The initial notional amount of the swap is $350, and will subsequently be amortized down to $325. The Company pays a fixed rate of 1.032% and will receive a variable one month LIBOR rate. The Company accounts for the swap as a qualifying cash flow hedge.

Commodity Contracts

The Company hedges a portion of its electricity purchases for certain North American plants. The Company enters into forward contracts with fixed prices to hedge electricity pricing at these plants. Any unused electricity is net settled for cash each month based on the market electricity price versus the contract price. The Company also hedges a portion of its natural gas purchases for certain North American plants. The Company uses futures contracts to hedge natural gas pricing at these plants. The natural gas contracts are settled for cash each month based on the closing market price on the last day the contract trades on the New York Mercantile Exchange. The Company does not apply hedge accounting to these electricity or natural gas future contracts.

The following tables summarize the Company’s derivative financial instruments:

		September 30, 2010		December 31, 2009
Liability Derivatives	Balance Sheet Location	Notional Amount	Fair Value Liability	Notional Amount	Fair Value Liability
Derivatives designated as hedging instruments
Interest Rate Swaps
Interest swap—2007	Other current liabilities	$450	$(10)	$650	$(28)
Interest swap—2010	Other current liabilities	350	(3)	—	—

Total derivatives designated as hedging instruments			$(13)		$(28)

Derivatives not designated as hedging instruments
Foreign Exchange and Interest Rate Swaps
Cross-Currency and Interest Rate Swap	Other current liabilities	$25	$(4)	$25	$(5)
Interest Rate Swap
Interest swap—Australia Multi-Currency Term	Other current liabilities	22	—	23	(1)
Commodity Contracts
Electricity contracts	Other current liabilities	4	(1)	3	(1)
Natural gas contracts	Other current liabilities	1	—	1	—
Natural gas futures	Other current liabilities	1	—	3	—

Total derivatives not designated as hedging instruments			$(5)		$(7)

Derivatives in Cash Flow Hedging Relationship	Amount of Loss Recognized in OCI on Derivative for the nine months ended:		Location of Loss Reclassified from Accumulated OCI into Income	Amount of Loss Reclassified from Accumulated OCI into Income for the nine months ended:
	September 30, 2010	September 30, 2009		September 30, 2010	September 30, 2009
Interest Rate Swaps
Interest swap— 2006	$—	$—	Interest expense, net	$—	$(8)
Interest swap— 2007	(2)	(13)	Interest expense, net	(18)	(14)
Interest swap— 2010	(3)	—	Interest expense, net	—	—

Total	$(5)	$(13)		$(18)	$(22)

Derivatives Not Designated as Hedging Instruments	Amount of Gain (Loss) Recognized in Income on Derivative for the nine months ended:		Location of Gain (Loss) Recognized in Income on Derivative
	September 30, 2010	September 30, 2009
Foreign Exchange and Interest Rate Swaps
Cross-Currency and Interest Rate Swap	$1	$(2)	Other non-operating expense, net
Interest Rate Swap
Interest swap—Australia Multi-Currency Term	1	—	Other non-operating expense, net
Commodity Contracts
Electricity contracts	—	(1)	Cost of sales
Natural gas futures	(1)	(2)	Cost of sales

Total	$1	$(5)

Non-derivative Financial Instruments

The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments:

	September 30, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Debt	$3,812	$3,665	$3,653	$3,163

Fair values of debt are determined from quoted, observable market prices, where available, based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. The carrying amounts of cash and cash equivalents, accounts receivable, accounts and drafts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

7. Debt Obligations

Debt outstanding at September 30, 2010 and December 31, 2009 is as follows:

	September 30, 2010		December 31, 2009
	Long- Term	Due Within One Year	Long- Term	Due Within One Year
Non-affiliated debt:
Senior Secured Credit Facilities:
Revolving facility due 2011	$—	$—	$36	$—
Floating rate term loans due 2013	457	8	2,211	23
Floating rate term loans due 2015	932	15	—	—
Senior Secured Notes:
8.875% senior secured notes due 2018 (includes $7 of unamortized debt discount)	993	—	—	—
Floating rate second-priority senior secured notes due 2014	120	—	120	—
9.75% second-priority senior secured notes due 2014	533	—	533	—
Debentures:
9.2% debentures due 2021 (includes $6 of unamortized debt discount at September 30, 2010 and December 31, 2009) (a)	68	—	68	—
7.875% debentures due 2023 (includes $30 and $32 of unamortized debt discount at September 30, 2010 and December 31, 2009, respectively) (a)	159	—	157	—
8.375% debentures due 2016 (includes $4 of unamortized debt discount at September 30, 2010 and December 31, 2009) (a)	58	—	58	—
Other Non-affiliated Borrowings:
MSC Holdings PIK Facility due 2014 (includes $7 and $9 of unamortized debt discount at September 30, 2010 and December 31, 2009, respectively)	197	—	183	—
Australia Multi-Currency Term / Working Capital Facility due 2011	39	10	46	8
Brazilian bank loans	36	37	30	35
Capital leases	13	1	14	1
Other	10	20	13	11

Total non-affiliated debt	3,615	91	3,469	78
Affiliated debt:
Affiliated borrowings due on demand	—	6	—	6
Affiliated term loan due 2011	100	—	100	—

Total affiliated debt	100	6	100	6

Total debt	$3,715	$97	$3,569	$84

(a)	September 30, 2010 and December 31, 2009 include purchase accounting adjustments as a result of the step up of Borden Chemical, Inc. These adjustments have been reflected as unamortized debt discounts.

January Refinancing Transactions

In late December 2009 and January 2010, the Company extended $200 of its revolving facility commitments from lenders under the Senior Secured Credit Facility, which will take effect upon the May 31, 2011 maturity of the existing revolving facility commitments. The new commitments will extend the availability of the revolving facility to February 2013.

In January 2010, through the Company’s wholly owned finance subsidiaries, Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC, the Company sold $1,000 aggregate principal amount of 8.875% Senior Secured Notes due 2018. The Company used the net proceeds of $993 ($1,000 less original issue discount of $7) from the issuance to repay $800 of its U.S. term loans under the Senior Secured Credit Facility, pay certain related transaction costs and expenses and provide incremental liquidity of $162. The 8.875% senior secured notes are secured by the same collateral as the Company’s existing second-priority senior secured notes, but the priority of the collateral liens securing the 8.875% senior secured notes is senior to the collateral liens securing the existing second-priority senior secured notes, and is junior to the collateral liens securing the Company’s Senior Secured Credit Facility.

In addition to, and in connection with the issuance of the $1,000 aggregate principal amount of 8.875% notes, the Company entered into an amendment of its Senior Secured Credit Facilities. Under the amendment and restatement, the Company extended the maturity of approximately $959 of its Senior Secured Credit Facility term loans from May 5, 2013 to May 5, 2015 and increased the interest rate with respect to such term loans from LIBOR plus 2.25% to LIBOR plus 3.75%. Collectively, both the issuance of the $1,000 aggregate principal amount 8.875% senior secured notes and the amendment of the Senior Secured Facilities are referred to as the “January Refinancing Transactions.”

In the first quarter of 2010 the Company incurred $31 in fees related to the January Refinancing Transactions, of which $29 were deferred and are recorded in Other assets, net in the unaudited Condensed Consolidated Balance Sheets. The deferred fees will be amortized over the contractual life of the respective debt obligations. The remaining $2 in fees were expensed as incurred and are included in Other operating expense, net in the unaudited Condensed Consolidated Statements of Operations. Additionally, $7 in unamortized deferred financing fees were written-off related to the $800 of U.S. term loans under the Senior Secured Credit Facility that were repaid and extinguished. These fees are included in Other non-operating expense, net in the unaudited Condensed Consolidated Statements of Operations.

Senior Secured Credit Facilities

The terms of the amended Senior Secured Credit Facilities include a term loan facility with maturities in 2013 and 2015, a $50 synthetic letter of credit facility (“LOC”) that matures in 2013, access to a $225 revolving credit facility through May 2011 and access to a $200 revolving credit facility from May 2011 through February 2013.

The facilities are subject to an earlier maturity date, on any date that more than $200 in the aggregate principal amount of certain of the Company’s debt will mature within 91 days of that date. Repayment of 1% total per year of the term loan and LOCs must be made (in the case of the term loan facility, quarterly, and in the case of the LOC, annually) with the balance payable at the final maturity date. Further, the Company may be required to make additional repayments on the term loan, upon specific events, or if excess cash flow is generated. The terms of the Senior Secured Credit Facilities also include $200 in available incremental term loan borrowings.

The interest rates for term loans to the Company under the amended Senior Secured Credit Facilities are based on, at the Company’s option, (a) adjusted LIBOR plus 2.25% for term loans maturing 2013 and 3.75% for term loans maturing 2015 or (b) the higher of (i) JPMorgan Chase Bank, N.A.’s (JPMCB) prime rate or (ii) the Federal Funds Rate plus 0.50%, in each case plus 0.75% for term loans maturing 2013 and 2.25% for term loans maturing 2015. Term loans to the Company’s Netherlands subsidiary are at the Company’s option; (a) EURO LIBOR plus 2.25% for term loans maturing 2013 or 3.75% for term loans maturing 2015 or (b) the rate quoted by JPMCB as its base rate for those loans plus 0.75% for term loans maturing 2013 and 2.25% for term loans maturing 2015.

The amended Senior Secured Credit Facilities have commitment fees (other than with respect to the LOC) equal to 0.50% per year of the unused line plus a fronting fee of 0.25% of the aggregate face amount of outstanding letters of credit. The LOC has a commitment fee of 0.10% per year.

The interest rate for the revolving credit facility through May 2011 bears interest at adjusted LIBOR plus 2.50%. The extended revolving loans will bear interest at a rate of LIBOR plus 4.50%. The Company is also required to pay a 2% ticking fee on committed amounts for the extended revolver, payable quarterly through May 2011. Available borrowings under the amended Senior Secured Credit Facilities were $221 at September 30, 2010.

Pursuant to the terms of our Senior Secured Credit Facilities, intercompany indebtedness of any borrower thereunder to any of our subsidiaries is subordinated to the prior payment of the senior indebtedness obligations under the Senior Secured Credit Facility. Certain Company subsidiaries guarantee obligations under the amended Senior Secured Credit Facilities. The amended Senior Secured Credit Facilities and certain notes are secured by certain assets of the Company and the subsidiary guarantors, subject to certain exceptions.

The credit agreement contains, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios. Payment of borrowings under the Amended Senior Secured Credit Facilities may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control. The Senior Secured Credit Facilities also contain cross-acceleration and cross default provisions. Accordingly, events of default under certain other foreign debt agreements could result in the Company’s outstanding debt becoming immediately due and payable.

November Refinancing

On October 22, 2010, the Company launched a cash tender offer (the “Cash Tender Offer”) with respect to any and all of its 9.75% Second-Priority Senior Secured Notes due 2014 (the “Notes”). As of November 5, 2010, the holders of $355 aggregate principal amount of the Notes issued pursuant to the Indenture dated as of November 3, 2006, by and among Hexion U.S. Finance Corp., Hexion Nova Scotia Finance, ULC, the Company, each of the guarantors party thereto, and Wilmington Trust Company, as Trustee, had tendered their Notes pursuant to the Company’s previously announced tender offer.

In connection with the Cash Tender Offer, on November 5, 2010, the Company issued $440 aggregate principal amount of 9% second-priority senior secured notes due 2020 at an issue price of 100% (the “New Notes”) in a private offering that is exempt from the registration requirements of the Securities Act of 1933, as amended. The New Notes were issued and guaranteed by the same entities that issued and guaranteed the Company’s existing second lien notes and the priority of the collateral liens securing the New Notes will be junior to the collateral liens securing the Company’s senior secured notes and senior secured credit facilities. The Company used the net proceeds from the offering of the New Notes to pay the consideration for the Cash Tender Offer, pay certain related transaction costs and expenses, and plans to redeem the remaining Notes following the expiration of the Cash Tender Offer at the applicable redemption price plus accrued and unpaid interest.

In connection with the Cash Tender Offer and the New Notes, Apollo Management, L.P. exchanged the entire amount of its current holdings of Notes for the New Notes at an exchange ratio determined based on the consideration offered to holders of the Notes in the Cash Tender Offer, which is intended to give Apollo an aggregate value equivalent to that which it would receive if it had received the total consideration in the Cash Tender Offer and used the proceeds thereof to invest in the New Notes (the “Apollo Exchange”). Prior to the Apollo Exchange, Apollo owned approximately $127 principal amount of the Notes, which collectively represents approximately 24% of the total outstanding Notes and 21% of the total outstanding Notes together with the Notes that were issued under the Indenture. The new debt issued to Apollo has the same terms as the New Notes issued by the Company to finance the Cash Tender Offer.

Affiliated Debt

In 2009, the Company borrowed $100 in term loans from affiliates of Apollo which will mature on December 31, 2011 with interest at adjusted LIBOR plus 2.25%. In addition, as of September 30, 2010, the Company has $6 due to an affiliate of Apollo which is due upon demand. The weighted average interest rate of affiliated borrowings at September 30, 2010 was 2.6%. Proceeds from the loans were used for general corporate purposes.

8. Commitments and Contingencies

Environmental Matters

The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation at the federal, state and local levels as well as foreign laws and regulations, and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at September 30, 2010 and December 31, 2009:

	Number of Sites		Liability		Range of Reasonably Possible Costs
Site Description	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009	Low	High
Geismar, LA	1	1	$17	$17	$10	$25
Superfund and offsite landfills—allocated share:
Less than 1%	29	27	1	1	1	3
Equal to or greater than 1%	12	12	7	7	5	12
Currently-owned	21	22	8	11	5	16
Formerly-owned:
Remediation	10	10	2	2	1	11
Monitoring only	7	7	1	1	1	2

	80	79	$36	$39	$23	$69

These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At September 30, 2010 and December 31, 2009, $11 and $13, respectively, has been included in Other current liabilities in the unaudited Condensed Consolidated Balance Sheets with the remaining amount included in Other long-term liabilities.

Following is a discussion of the Company’s environmental liabilities and the related assumptions at September 30, 2010:

Geismar, LA Site—The Company formerly owned a basic chemicals and polyvinyl chloride business that was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest, the general partner interest and the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations for soil and groundwater contamination at BCPOLP’s Geismar, Louisiana site. The Company bears the sole responsibility for these obligations because there are no other potentially responsible parties (“PRP”) or third parties from whom the Company could seek reimbursement.

A groundwater pump and treat system to remove contaminants is operational, and natural attenuation studies are proceeding. If closure procedures and remediation systems prove to be inadequate, or if additional contamination is discovered, costs that would approach the higher end of the range of possible outcomes could result.

Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, a portion of this liability was recorded at its net present value, assuming a 3% discount rate and a time period of 28 years. The range of possible outcomes is discounted in a similar manner. The undiscounted liability, which is expected to be paid over the next 28 years, is approximately $24. Over the next five years, the Company expects to make ratable payments totaling $6.

Superfund Sites and Offsite Landfills—The Company is currently involved in environmental remediation activities at a number of sites for which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company anticipates approximately 50% of the estimated liability for these sites will be paid within the next five years, with the remainder over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and as a result, has little control over the costs and timing of cash flows.

The Company’s ultimate liability will depend on many factors including its share of waste volume, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation and the availability of insurance coverage. The range of possible outcomes takes into account the maturity of each project, resulting in a more narrow range as the project progresses. To estimate both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The Company’s insurance provides very limited, if any, coverage for these environmental matters.

Sites Under Current Ownership—The Company is conducting environmental remediation at a number of locations that it currently owns, of which eight sites are no longer in operation. As the Company is performing a portion of the remediation on a voluntary basis, it has some control over the costs to be incurred and the timing of cash flows. The Company expects to pay approximately $8 of these liabilities within the next five years, with the remainder over the next ten years. The factors influencing the ultimate outcome include the methods of remediation elected, the conclusions and assessment of site studies remaining to be completed, and the time period required to complete the work. No other parties are responsible for remediation at these sites.

Formerly-Owned Sites—The Company is conducting environmental remediation at a number of locations that it formerly owned. The final costs to the Company will depend on the method of remediation chosen and the level of participation of third parties.

In addition, the Company is responsible for a number of sites that require monitoring where no additional remediation is expected. The Company has established reserves for costs related to these sites. Payment of these liabilities is anticipated to occur over the next ten years. The ultimate cost to the Company will be influenced by fluctuations in projected monitoring periods or by findings that are different than anticipated.

Indemnifications—In connection with the acquisition of certain of the Company’s operating businesses, the Company has been indemnified by the sellers against certain liabilities of the acquired businesses, including liabilities relating to both known and unknown environmental contamination arising prior to the date of the purchase. The indemnifications may be subject to certain exceptions and limitations, deductibles and indemnity caps. While it is reasonably possible that some costs could be incurred, except for those sites identified above, the Company has inadequate information to allow it to estimate a potential range of liability, if any.

Non-Environmental Legal Matters

The Company is involved in various legal proceedings in the ordinary course of business and has reserves of $11 and $29 at September 30, 2010 and December 31, 2009, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. At September 30, 2010 and December 31, 2009, $5 and $26, respectively, has been included in Other current liabilities in the unaudited Condensed Consolidated Balance Sheets with the remaining amount included in Other long-term liabilities.

Following is a discussion of significant non-environmental legal proceedings:

Matters Related to the Terminated Merger Agreement with Huntsman Corporation—

On July 17, 2008, an individual Huntsman shareholder filed suit against Momentive Specialty, Craig O. Morrison, President and Chief Executive Officer, and Joshua J. Harris, Director, in the United States District Court in the Southern District of New York related to matters arising out of the Huntsman Agreement (the “New York Shareholder Action”). The plaintiff in the New York Shareholder Action sought to represent a class of purchasers of Huntsman common stock between May 14, 2008 and June 18, 2008 (the “Class Period”). The complaint alleged that the defendants disseminated false and misleading statements and failed to disclose material facts regarding the merger during the Class Period in violation of U.S. securities laws. In October 2009, the parties reached a settlement agreement which includes payment by Momentive Specialty of $18 which Momentive Specialty had accrued as of December 31, 2009 and has subsequently paid in 2010. In 2010, Momentive Specialty negotiated and subsequently received an $8 resolution payment from its director and officer liability insurance carrier related to the settlement agreement. The amount is included in Terminated merger and settlement income, net in the unaudited Condensed Consolidated Statements of Operations.

On September 30, 2009, Momentive Specialty received a letter from counsel for affiliates of Credit Suisse and Deutsche Bank which demanded payment of the Banks’ legal fees claimed to be in excess of $60 incurred in various litigations associated with the terminated merger of the Company and Huntsman. Momentive Specialty had prevoiusly rejected the Banks’ demand citing not only the Banks’ material breach of their commitment to fund the merger, but among other things, the Banks’ failure to obtain Momentive Specialty’s approval of its settlement with Huntsman, the failure to provide a release for any and all liabilities in favor of Momentive Specailty and the unreasonable amount of the fees sought. On October 22, 2010, Momentive Specialty and affiliates of Credit Suisse and Deutsche Bank entered into a mutual general release, settling all outstanding claims.

Brazil Tax Claim—In 1992, the State of Sao Paulo Administrative Tax Bureau issued an assessment against the Company’s Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes. These loans were characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions and the subsidiary filed an administrative appeal seeking cancellation of the assessment. The Administrative Court upheld the assessment in December 2001. In 2002, the subsidiary filed a second appeal with the highest-level Administrative Court, again seeking cancellation of the assessment. In February 2007, the highest-level Administrative Court upheld the assessment. The Company requested a review of this decision. On April 23, 2008, the Brazilian Administrative Tax Tribunal issued its final decision upholding the assessment against the subsidiary. The Company filed an Annulment action in the Brazilian Judicial Courts in May 2008 along with a request for an injunction to suspend the tax collection. The injunction was denied but the Annulment action is being pursued. The Company has pledged certain properties and assets in Brazil during the pendency of the

Annulment action in lieu of paying the assessment. In September 2010, in the Company’s favor, the Court adopted its appointed expert’s report finding that the transactions in question were intercompany loans. Sao Paulo has mandatory appeal rights but the Court’s decision based on the facts is likely to be upheld and therefore, the Company does not believe a loss contingency is probable. At September 30, 2010, the amount of the assessment, including tax, penalties, monetary correction and interest, is 66 Brazilian reais, or approximately $38.

Formosa Plant—Several lawsuits were filed in Sangamon County, Illinois in May 2006 against the Company on behalf of individuals injured or killed in an explosion at a Formosa Plastics Corporation (“Formosa”) plant in Illiopolis, Illinois that occurred on April 23, 2004. The Company sold the facility in 1987. The facility was operated by BCPOLP until it was sold to Formosa out of BCPOLP’s bankrupt estate in 2002. In March 2007, an independent federal agency found that operator errors caused the explosion, but that current and former owners could have implemented systems to minimize the impacts from these errors. In March 2008, the Company filed a motion for summary judgment, which is still pending. At this time there is inadequate information from which to estimate a potential range of liability, if any.

Hillsborough County—The Company is named in a lawsuit filed on July 12, 2004 in Hillsborough County, Florida Circuit Court, for an animal feed supplement processing site formerly operated by the Company and sold in 1980. The lawsuit is filed on behalf of multiple residents of Hillsborough County living near the site and it alleges various injuries from exposure to toxic chemicals. The Company does not have adequate information from which to estimate a potential range of liability, if any. The court dismissed a similar lawsuit brought on behalf of a class of plaintiffs in November 2005.

Environmental Institution of Paraná IAP—On August 10, 2005, Governo Do Paraná and the Environmental Institution of Paraná IAP, an environmental agency of the Brazilian government, provided Hexion Quimica Industria, the Company’s Brazilian subsidiary, with notice of a potential fine of up to $12 in connection with alleged environmental damages to the Port of Paranagua caused in November 2004 by an oil spill from a shipping vessel carrying methanol purchased by the Company. The investigations have been concluded with no findings against the Company that the methanol damaged the environment. In October 2009, the Court granted the Company’s request for an injunction precluding the imposition of any fines or penalties by the Paraná IAP. The Court lifted its injunction on November 5, 2010; however, the Company will appeal by November 19, 2010 in order to preclude the IAP from levying any fines or penalties. The Company continues to believe it has a strong defense and does not believe a loss contingency is probable. At September 30, 2010, the amount of the assessment, including tax, penalties, monetary correction and interest, is 21 Brazilian reais, or approximately $12.

Other Legal Matters—The Company is involved in various other product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings in addition to those described above, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The Company does not believe that it has a material exposure for these claims and believes it has adequate reserves and insurance to cover pending and foreseeable future claims.

9. Pension and Postretirement Expense

Following are the components of net pension expense recognized by the Company for the nine months ended September 30, 2010 and 2009:

	Pension Benefits
	Nine Months Ended September 30,
	2010		2009
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Service cost	$2	$6	$4	$6
Interest cost on projected benefit obligation	11	12	12	12
Expected return on assets	(12)	(8)	(11)	(7)
Amortization of prior service cost	—	1	—	1
Recognized actuarial loss (gain)	1	(1)	2	(1)
Curtailment loss	—	—	—	1

Net expense	$2	$10	$7	$12

Expense related to the Company’s other postretirement benefits was less than $1 for the nine months ended September 30, 2010. The curtailment loss recognized in 2009 relates to the Company’s productivity program described in Note 3.

10. Segment Information

Effective January 1, 2010, the Company made certain changes to its internal reporting structure. Additionally, on January 1, 2010, upon the adoption of new accounting guidance related to the consolidation of variable interest entities, the Company deconsolidated HAI, its foundry applications joint venture between the Company and Delta-HA, Inc., from its unaudited Condensed Consolidated Financial Statements. These changes caused the Company to re-evaluate its reportable segments. Effective in the first quarter of 2010, the results of the Company’s oil field products applications and the equity earnings in its HAI joint venture are included within its Epoxy and Phenolic Resins segment. Previously the results of these businesses were reported in the Performance Products segment.

The Company’s business segments are based on the products that the Company offers and the markets that it serves. At September 30, 2010, the Company had three reportable segments: Epoxy and Phenolic Resins, Formaldehyde and Forest Products Resins and Coatings and Inks. A summary of the major products of the Company’s reportable segments follows:

•	Epoxy and Phenolic Resins: epoxy specialty resins, oil field products, versatic acids and derivatives, basic epoxy resins and intermediates and phenolic specialty resins and molding compounds

•	Formaldehyde and Forest Products Resins: forest products resins and formaldehyde applications

•	Coatings and Inks: polyester resins, alkyds resins, acrylic resins, vinylic resins and ink resins and additives

The Company’s organizational structure continues to evolve. It is also continuing to refine its operating structure to more closely link similar products, minimize divisional boundaries and improve the Company’s ability to serve multi-dimensional common customers. These refinements may result in future changes to the Company’s reportable segments.

Reportable Segments

Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted to exclude certain non-cash and certain non-recurring expenses. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Corporate and Other is primarily corporate general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, foreign exchange gains and losses and legacy company costs not allocated to continuing segments.

	Nine Months Ended September 30,
	2010	2009
Net Sales to Unaffiliated Customers (1)(2):
Epoxy and Phenolic Resins	$1,875	$1,414
Formaldehyde and Forest Product Resins	1,206	858
Coatings and Inks	771	669

	$3,852	$2,941

Segment EBITDA (2):
Epoxy and Phenolic Resins	$329	$192
Formaldehyde and Forest Product Resins	138	75
Coatings and Inks	69	50
Corporate and Other	(49)	(38)

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.

(2)	The Company changed its segment reporting in the first quarter of 2010. Prior period balances have been recast to conform to the Company’s current reportable segments.

Reconciliation of Segment EBITDA to Net Income:

	Nine Months Ended September 30,
	2010	2009
Segment EBITDA:
Epoxy and Phenolic Resins	$329	$192
Formaldehyde and Forest Product Resins	138	75
Coatings and Inks	69	50
Corporate and Other	(49)	(38)

Reconciliation:
Items not included in Segment EBITDA
Terminated merger and settlement income, net	91	61
Non-cash charges	(16)	3
Unusual items:
Loss on divestiture of assets	—	(2)
Business realignments	(17)	(53)
Asset impairments	—	(46)
Other	(31)	(35)

Total unusual items	(48)	(136)

Total adjustments	27	(72)
Interest expense, net	(220)	(191)
Gain on extinguishment of debt	—	353
Income tax expense	(22)	(5)
Depreciation and amortization	(151)	(156)

Net income attributable to Momentive Specialty Chemicals Holdings LLC	121	208
Net income attributable to noncontrolling interest	—	1

Net income	$121	$209

Items not included in Segment EBITDA

For the nine months ended September 30, 2010, Terminated merger and settlement income, net primarily includes the pushdown of the recovery of $83 in insurance proceeds related to the $200 settlement payment made by the Company’s owner that was treated as a pushdown of owner expense in 2008. For the nine months ended September 30, 2010, Terminated merger and settlement income, net also includes $8 in insurance settlements related to the New York Shareholder Action. For the nine months ended September 30, 2009, Terminated merger and settlement income, net primarily includes the pushdown of $37, in insurance proceeds related to the $200 settlement payment, as well as discounts on certain of the Company’s merger related service provider liabilities. This income was partially offset by legal and consulting costs and legal contingency accruals related to the New York Shareholder Action.

Non-cash charges primarily represent stock-based compensation expense, accelerated depreciation on closing facilities and unrealized derivative and foreign exchange gains and losses. For the nine months ended September 30, 2010, non-cash charges also include the write-off of unamortized deferred financing fees associated with the January Refinancing Transactions.

Not included in Segment EBITDA are certain non-cash and certain non-recurring income or expenses that are deemed by management to be unusual in nature. For the nine months ended September 30, 2010, these items consisted of business realignment costs primarily related to expenses from the Company’s productivity program, realized foreign exchange gains and losses, retention program costs, financing fees incurred as part of the January

Refinancing Transactions and purchase accounting adjustments related to Borden Chemical, Inc. For the nine months ended September 30, 2009, these items consisted of impairment of property and equipment and purchase accounting adjustments related to Borden Chemical, Inc. For the nine months ended September 30, 2009, these items also consisted of a gain on the settlement of certain legacy company acquisition claims.

11. Summarized Financial Information of Unconsolidated Affiliates

Summarized financial information of the unconsolidated affiliate HAI for the nine months ended September 30, 2010 is as follows:

Nine Months Ended September 30, 2010
Net sales	$98
Gross profit	22
Pre-tax income	11
Net income	11

The comparative data for the nine months ended September 30, 2009 has been omitted, as HAI was consolidated within the Company’s unaudited Condensed Consolidated Financial Statements during this period.

12. Stock Option Plans and Stock-Based Compensation

Effective October 1, 2010, in conjunction with the Momentive Combination, stock options granted to our Directors and those granted under the Resolution Performance 2000 Stock Option Plan, the Resolution Performance 2000 Non-Employee Directors Option Plan, the Resolution Specialty 2004 Stock Option Plan, the BHI Acquisition 2004 Stock Incentive Plan and Hexion 2007 Long-Term Incentive plan to purchase units in Hexion LLC were converted to an equivalent number of options to purchase units in Momentive Holdco. Similarly, the restricted Hexion LLC unit awards granted under the Hexion 2007 Long-Term Incentive Plan, the BHI Acquisition 2004 Deferred Compensation Plan and the Resolution Performance Restricted Unit Plan were converted to units in Momentive Holdco. The Company is currently assessing the impact of these stock option and stock-based plan modifications on its Consolidated Financial Statements.

MOMENTIVE SPECIALTY CHEMICALS HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(In millions)	2009	2008	2007
Net sales	$4,030	$6,093	$5,810
Cost of sales	3,531	5,489	5,039

Gross profit	499	604	771
Selling, general and administrative expense	361	408	405
Terminated merger and settlement (income) expense, net (See Note 3)	(62)	1,027	—
Integration costs (See Note 2)	—	27	39
Asset impairments (See Note 2)	49	21	34
Business realignment costs (See Note 2)	56	41	21
Other operating expense, net	13	12	10

Operating income (loss)	82	(932)	262
Interest expense, net	247	306	311
Gain on extinguishment of debt (See Note 10)	(354)	—	—
Other non-operating expense, net	—	8	15

Income (loss) before income tax and earnings from unconsolidated entities	189	(1,246)	(64)
Income tax (benefit) expense (See Note 16)	(4)	(23)	36

Income (loss) before earnings from unconsolidated entities	193	(1,223)	(100)
Earnings from unconsolidated entities, net of taxes	2	2	4

Net income (loss)	195	(1,221)	(96)
Net income attributable to noncontrolling interest	(3)	(5)	(2)

Net income (loss) attributable to Momentive Specialty Chemicals Holdings LLC	$192	$(1,226)	$(98)

Comprehensive income (loss) attributable to Momentive Specialty Chemicals Holdings LLC	$318	$(1,430)	$23

See Notes to Consolidated Financial Statements

MOMENTIVE SPECIALTY CHEMICALS HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	December 31, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents (including restricted cash of $7 and $6, respectively) (See Note 2)	$142	$127
Short-term investments	10	7
Accounts receivable (net of allowance for doubtful accounts of $25 and $24, respectively)	479	584
Inventories:
Finished and in-process goods	264	328
Raw materials and supplies	115	141
Other current assets	84	85

Total current assets	1,094	1,272
Other assets	100	97
Property and equipment
Land	101	89
Buildings	275	261
Machinery and equipment	2,153	1,946

	2,529	2,296
Less accumulated depreciation	(1,067)	(812)

	1,462	1,484
Goodwill (See Note 7)	380	364
Other intangible assets, net (See Note 7)	493	513

Total assets	$3,529	$3,730

Liabilities and Deficit
Current liabilities
Accounts and drafts payable	$482	$372
Debt payable within one year (See Note 10)	78	114
Affiliated loans payable	6	—
Interest payable	37	52
Income taxes payable	42	34
Accrued payroll and incentive compensation	50	39
Other current liabilities	190	265

Total current liabilities	885	878
Long-term debt (See Note 10)	3,469	4,020
Affiliated long-term debt (See Note 10)	100	—
Long-term pension and post employment benefit obligations (See Note 13)	233	259
Deferred income taxes (See Note 16)	145	137
Other long-term liabilities	127	128
Advance from affiliates (See Note 3)	225	225

Total liabilities	5,184	5,647
Commitments and contingencies (See Notes 10 and 12)
Stock options exercisable in redeemable units ( See Note 15)	1	1
Deficit
Members’ deficit—200,000,000 units authorized, 81,879,297 and 81,666,568 issued and outstanding at December 31, 2009 and 2008, respectively	(1,859)	(2,020)
Accumulated other comprehensive income	189	63

Total Momentive Specialty Chemicals Holdings LLC members’ deficit	(1,670)	(1,957)

Noncontrolling interest	14	39

Total deficit	(1,656)	(1,918)

Total liabilities and deficit	$3,529	$3,730

See Notes to Consolidated Financial Statements

MOMENTIVE SPECIALTY CHEMICALS HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(In millions)	2009	2008	2007
Cash flows provided by (used in) operating activities
Net income (loss)	$195	$(1,221)	$(96)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	209	237	230
Gain on extinguishment of debt	(354)	—	—
Push-down of (income) expense (recovered) paid by shareholder (See Note 3)	(37)	200	—
Write-off of deferred acquisition costs	—	101	—
Loss (gain) on disposal of assets, net of taxes	7	(1)	(6)
Stock-based compensation expense	5	5	5
Deferred tax benefit	(13)	(19)	(10)
Non-cash interest added to principal (See Note 10)	21	—	—
Amortization of deferred financing fees and net discounts	10	9	8
Non-cash impairments and accelerated depreciation	55	33	34
Cash settlement of derivatives	—	37	—
Other non-cash adjustments	(24)	(14)	14
Net change in assets and liabilities, excluding acquisitions:
Accounts receivable	128	231	(51)
Inventories	99	99	(14)
Accounts and drafts payable	95	(299)	57
Income taxes payable	6	(10)	(33)
Other assets, current and non-current	5	8	17
Other liabilities, current and long-term	(52)	(29)	18

Net cash provided by (used in) operating activities	355	(633)	173

Cash flows used in investing activities
Capital expenditures	(131)	(134)	(122)
Capitalized interest	(5)	—	(1)
Acquisition of businesses, net of cash acquired	—	—	(130)
Deferred acquisition costs	—	—	(101)
Change in restricted cash	2	(6)	—
Purchases of investments	(2)	(7)	—
Proceeds from the sale of assets	4	13	19

Net cash used in investing activities	(132)	(134)	(335)

Cash flows (used in) provided by financing activities
Net short-term debt (repayments) borrowings	(10)	8	1
Borrowings of long-term debt	1,155	1,425	2,405
Repayments of long-term debt	(1,428)	(929)	(2,100)
Borrowings of affiliated debt	104	—	—
Advance from affiliates (See Note 3)	—	225	—
Payment of dividends on member units	(10)	(2)	(13)
Long-term debt and credit facility financing fees	(5)	—	(5)
(Deconsolidation) consolidation of noncontrolling interest in variable interest entity	(24)	24	—
Payment of dividends to noncontrolling interest holder	(4)	—	—
Deferred financing fees paid	—	(7)	—
Cash settlement of derivatives	—	(37)	—

Net cash (used in) provided by financing activities	(222)	707	288

Effect of exchange rates on cash and cash equivalents	13	(18)	8

Increase (decrease) in cash and cash equivalents	14	(78)	134
Cash and cash equivalents at beginning of year	121	199	65

Cash and cash equivalents (unrestricted) at end of year	$135	$121	$199

Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$234	$298	$307
Income taxes (refunded) paid, net	(6)	7	84

See Notes to Consolidated Financial Statements

MOMENTIVE SPECIALTY CHEMICALS HOLDINGS LLC

CONSOLIDATED STATEMENTS OF DEFICIT AND COMPREHENSIVE INCOME (LOSS)

(In millions)	Members’ Deficit	Accumulated Other Comprehensive (Loss) Income (a)	Noncontrolling Interest	Total
Balance at December 31, 2006	$(921)	$146	$13	$(762)
Net loss	(98)	—	2	(96)
Translation adjustments	—	139	—	139
Deferred losses on cash flow hedges	—	(21)	—	(21)
Gain recognized from pension and postretirement benefits, net of tax	—	3	—	3

Comprehensive income				25

Dividends declared to noncontrolling interest holder	—	—	(4)	(4)
Interest sold to noncontrolling interest holder	—	—	1	1
Reclassification to temporary equity for vested stock options exercisable in redeemable units (See Note 15)	(3)	—	—	(3)
Impact of adoption of new accounting standard for uncertain tax positions	(4)	—	—	(4)
Stock-based compensation expense	5	—	—	5

Balance at December 31, 2007	(1,021)	267	12	(742)
Net loss	(1,226)	—	5	(1,221)
Translation adjustments	—	(119)	—	(119)
Deferred losses on cash flow hedges	—	(10)	—	(10)
Loss recognized from pension and postretirement benefits, net of tax	—	(75)	—	(75)

Comprehensive loss				(1,425)

Dividends declared to noncontrolling interest holders	—	—	(2)	(2)
Push-down of expense paid by shareholder (See Note 3)	200	—	—	200
Dividends forfeited by option holders (See Note 14)	8	—	—	8
Reclassification to temporary equity for vested stock options exercisable in redeemable units (See Note 15)	14	—	—	14
Consolidation of variable interest entity	—	—	24	24
Stock-based compensation expense	5	—	—	5

Balance at December 31, 2008	(2,020)	63	39	(1,918)
Net income	192	—	3	195
Translation adjustments	—	88	1	89
Deferred losses on cash flow hedges	—	15	—	15
Gain recognized from pension and postretirement benefits, net of tax	—	23	—	23

Comprehensive income				322

Dividends declared to noncontrolling interest holder	—	—	(5)	(5)
Push-down of recovery of expense paid by shareholder (See Note 3)	(37)	—	—	(37)
Deconsolidation of variable interest entity (See Note 8)	—	—	(24)	(24)
Dividends forfeited by option holders (See Note 14)	1	—	—	1
Stock-based compensation expense	5	—	—	5

Balance at December 31, 2009	$(1,859)	$189	$14	$(1,656)

(a)	Accumulated other comprehensive income at December 31, 2009 represents $280 of net foreign currency translation gains, net of tax, $20 of net deferred losses on cash flow hedges and a $71 unrealized loss, net of tax, related to net actuarial losses and prior service costs for the Company’s defined benefit pension and postretirement plans. Accumulated other comprehensive income at December 31, 2008 represents $192 of net foreign currency translation gains, net of tax, $35 of net deferred losses on cash flow hedges and a $94 loss, net of tax, relating to net actuarial losses and prior service costs for the Company’s defined benefit pension and postretirement benefit plans (see Note 13). Accumulated other comprehensive income at December 31, 2007 represents $311 of net foreign currency translation gains, net of tax, $25 of net deferred losses on cash flow hedges and a $19 loss, net of tax, relating to net actuarial losses and prior service costs for the Company’s defined benefit pension and postretirement benefit plans (see Note 13).

See Notes to Consolidated Financial Statements

MOMENTIVE SPECIALTY CHEMICALS HOLDINGS LLC

Notes to Consolidated Financial Statements

(In millions, except share data)

1. Background and Basis of Presentation

As a result of the combination with Momentive Performance Materials Holdings Inc. on October 1, 2010 Hexion LLC and its subsidiary Hexion Specialty Chemicals, Inc. changed their names to Momentive Specialty Chemicals Holdings LLC and Momentive Specialty Chemicals Inc., respectively. All references herein have been retroactively revised to reflect the Company’s and its parent’s name changes, where applicable.

Momentive Specialty Chemicals Holdings LLC is a majority owned (92%) subsidiary of Apollo Management, L.P (“Apollo”). Momentive Specialty Chemicals Holdings LLC and its wholly owned subsidiaries are referred to as the “Company” or “Momentive”. Momentive Specialty Chemicals Holdings LLC is a holding company whose principal asset is its investment in Momentive Specialty Chemicals Inc. (“Momentive Specialty”, formerly known as Hexion Specialty Chemicals, Inc.) and its subsidiaries. Momentive Specialty is the sole operating entity of Momentive Specialty Chemicals Holdings LLC.

Momentive Specialty serves global industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries. Through Momentive Specialty, the Company manufactures and markets thermosetting resins worldwide, including epoxy resins and intermediates, forest products resins, coating products, and phenolic specialty resins.

Momentive Specialty filed a Form 10-K on March 9, 2010, which was subsequently revised and superseded by Form 8-K filed on October 20, 2010, with the SEC in which Borden Chemical, Inc. is reported on the historical basis of accounting. All entities presented in these Condensed Consolidated Financial Statements have been accounted for by the purchase method, including Borden Chemical, Inc.

During the third quarter of 2009, the Company recorded out of period income of approximately $3 related to a reduction of the carrying value of debt at a foreign subsidiary. As a result of this adjustment, the Company’s Income before income tax and Net income increased by $2, for the year ended December 31, 2009. Of the $2 increase to Income before income tax, approximately $2 should have been recorded in the year ended December 31, 2008. Management does not believe that this adjustment is material to the Consolidated Financial Statements for the year ended December 31, 2009 or to any prior periods.

The Company has revised its financial statements for the year ended December 31, 2009 to record approximately $22 of income related to the insurance recoveries by its owner for the costs incurred in connection with the termination of the merger with Huntsman Corporation. The insurance recoveries related to the $200 termination settlement payment that was pushed down and treated as an expense of the Company in 2008. The Company records any related insurance recoveries as a non-cash reduction to expenses in the period when the insurance settlement is reached. In August 2010, the Company was informed that its owner had received insurance recoveries of approximately $15 and $7 in the second and third quarters of 2009, respectively, which in accordance with its accounting policy should have been reported as a reduction to expenses (income) in those periods with an offsetting reduction in Paid-in capital. The revision had no impact on the Company’s revenues, total assets, total liabilities, total debt, total equity, net worth, liquidity, cash flows, or Segment EBITDA. The impacts of correcting the financial statements for the year ended December 31, 2009 presented elsewhere herein are as follows:

	As Previously Reported	Adjustments	As Revised
Consolidated Statement of Operations for the year ended December 31, 2009:
Terminated merger and settlement income, net	$(40)	$(22)	$(62)
Operating income	60	22	82
Income before income tax and earnings from unconsolidated entities	167	22	189
Income before earnings from unconsolidated entities	171	22	193
Net income	173	22	195
Net income attributable to Momentive Specialty Chemicals Holdings LLC	170	22	192
Consolidated Statement of Cash Flows for the year ended December 31, 2009:
Net income	173	22	195
Pushdown of income recovered by owner	(15)	(22)	(37)

2. Summary of Significant Accounting Policies

Principles of Consolidation—The Consolidated Financial Statements include the accounts of the Company, its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights, and variable interest entities in which the Company bears a majority of the risk to potential losses or gains from a majority of the expected returns. Intercompany accounts and transactions are eliminated in consolidation. The Company’s share of the net earnings of 20% to 50% owned companies, for which it has the ability to exercise significant influence over operating and financial policies (but not control), are included in Earnings from unconsolidated entities in the Consolidated Statements of Operations. Investments in the other companies are carried at cost.

The Company has recorded a noncontrolling interest for the equity interests in consolidated subsidiaries that are not 100% owned. The noncontrolling interest primarily reflects the minority owner’s interest of 50.00% and 49.99% at December 31, 2009 and 2008, respectively, in HA-International, LLC (“HAI”), a joint venture between the Company and Delta-HA, Inc.

The Company has purchase contracts with HAI, a variable interest entity, which represents a significant portion of HAI’s total revenue. In addition, the Company has pledged its member interest in HAI as collateral on HAI’s revolving line of credit. These factors result in the Company absorbing the majority of the risk to potential losses or gains from a majority of the expected returns. Therefore, the Company is the primary beneficiary of HAI and as such, has consolidated HAI in its Consolidated Financial Statements.

The Company has a 50% ownership interest in Asia Dekor Borden (Hong Kong) Chemical Company, a joint venture that manufactures formaldehyde and resins in China, and a 49.99% interest in Hexion UV Coatings (Shanghai) Co., Ltd, a joint venture that manufactures UV-curable coatings and adhesives in China. These joint ventures are accounted for using the equity method of accounting.

Foreign Currency Translations—Assets and liabilities of foreign affiliates are translated at the exchange rates in effect at the balance sheet date. Income, expenses and cash flows are translated at average exchange rates during the year. In addition, gains or losses related to the Company’s intercompany loans payable and receivable denominated in a foreign currency other than the subsidiary’s functional currency that are deemed to be permanently invested are also remeasured to cumulative translation. The effect of translation is accounted for as an adjustment to Deficit and is included in Accumulated other comprehensive income. Transaction gains and losses are included as a component of Net income (loss). The Company recognized transaction gains (losses) of $4, $(32) and $10 for the years ended December 31, 2009, 2008 and 2007, respectively.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. The most significant estimates that are included in the financial statements are environmental remediation, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments, fair values of stock awards and fair values of assets acquired and liabilities assumed in business acquisitions. Actual results could differ from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2009 and 2008, the Company had interest-bearing time deposits and other cash equivalent investments of $54 and $17, respectively. They are included on the Consolidated Balance Sheets as a component of Cash and cash equivalents.

Investments—Investments with original maturities greater than 90 days but less than one year are included on the Consolidated Balance Sheets as Short-term investments. At December 31, 2009 and 2008, the Company had Brazilian real denominated U.S. dollar index investments of $10 and $7, respectively. These investments, which are classified as held-to-maturity securities, are recorded at cost, which approximates fair value.

Allowance for Doubtful Accounts—The allowance for doubtful accounts is estimated using factors such as customer credit ratings and past collection history. Receivables are charged against the allowance for doubtful accounts when it is probable that the receivable will not be recovered.

Inventories—Inventories are stated at lower of cost or market using the first-in, first-out method. Costs include direct material, direct labor and applicable manufacturing overheads. Abnormal manufacturing costs are recognized as period costs and fixed manufacturing overheads are allocated based on normal production capacity. An allowance is provided for excess and obsolete inventories based on management’s review of inventories on-hand compared to the estimated future usage and sales. Inventories on the Consolidated Balance Sheets are presented net of an allowance for excess and obsolete inventory of $11 and $9 at December 31, 2009 and 2008, respectively.

Deferred Expenses—Deferred financing costs are presented as a component of Other assets on the Consolidated Balance Sheets and are amortized over the life of the related debt or credit facility using the effective interest method. Upon extinguishment of any of the debt, the related debt issuance costs are written off. At December 31, 2009 and 2008, the Company’s unamortized deferred financing costs were $33 and $41, respectively.

Property and Equipment—Land, buildings and machinery and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of properties (the average estimated useful life for buildings is 20 years and 15 years for machinery and equipment). Assets under capital leases are amortized over the lesser of their useful life or the lease term. Major renewals and betterments are capitalized. Maintenance, repairs, minor renewals and turnarounds (periodic maintenance and repairs to major units of manufacturing facilities) are expensed as incurred. When property and equipment is retired or disposed of, the asset and related depreciation are removed from the accounts and any gain or loss is reflected in income. The Company capitalizes interest costs that are incurred during the construction of property and equipment. Depreciation expense was $163, $188 and $185 for the years ended December 31, 2009, 2008 and 2007, respectively.

Capitalized Software—The Company capitalizes certain costs, such as software coding, installation and testing, that are incurred to purchase or create and implement computer software for internal use. Amortization is recorded on the straight-line basis over the estimated useful lives ranging from 1 to 5 years.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired is carried as Goodwill on the Consolidated Balance Sheets. Separately identifiable intangible assets that are used in the operations of the business (e.g., patents and technology, customer lists and contracts) are recorded at cost (fair value at the time of acquisition) and reported as Other intangible assets on the Consolidated Balance Sheets. The Company does not amortize goodwill or indefinite-lived intangible assets. Intangible assets with determinable lives are amortized on a straight-line basis over the shorter of the legal or useful life of the assets, which range from 1 to 30 years. See Note 7.

Impairment—The Company reviews property and equipment and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based on estimated undiscounted cash flows. The Company tests goodwill for impairment annually, or when events or changes in circumstances indicate impairment may exist, by comparing the fair value of each reporting unit to its carrying value to determine if there is an indication that a potential impairment may exist.

During the years ended December 31, 2009, 2008 and 2007, asset impairments of $49, $21 and $34, respectively, were included in Asset impairments on the Consolidated Statements of Operations. In addition, during the years ended December 31, 2009 and 2008, accelerated depreciation on closing facilities of $7 and $12, respectively, was included in Other operating expense, net on the Consolidated Statements of Operations.

Long-Lived and Amortizable Intangible Assets

In 2009, the Company recorded impairment charges of $44 in the Epoxy and Phenolic Resins segment and $3 in the Coatings and Inks segment as a result of the Company’s decision to indefinitely idle certain production lines. In addition, the Company recorded miscellaneous impairments of $2 related to the closure of R&D facilities in the Formaldehyde and Forest Products Resins and Epoxy and Phenolic Resins segments.

In 2008, the Company recorded an $8 charge in the Epoxy and Phenolic Resins segment for the impairment of tradenames from which cash flows are no longer generated. The Company also recorded a $3 impairment charge in the Coatings and Inks segment as a result of decisions to close certain production facilities.

In 2007, the Company recorded impairment charges of $14 and $11 due to the closure of two manufacturing sites in North America in the Formaldehyde and Forest Products Resins segment and one manufacturing site in Europe in the Coatings and Inks segment, respectively. The remaining amount is due to miscellaneous impairments related to closing of facilities and exit of certain product lines.

Goodwill

The Company uses a probability weighted market and income approach to estimate the values of its reporting units. The Company’s market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA (earnings before interest, income taxes, depreciation and amortization) multiple technique. Under this technique, estimated values are the result of a market-based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. The Company’s income approach is a discounted cash flow model. When the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of the reporting unit’s goodwill, an impairment loss is recognized for the difference.

In the fourth quarter of 2008, the Company recognized goodwill impairments in its Coatings and Inks segment of $10. See further discussion in Note 7. As of December 31, 2009, the fair value of each of the Company’s reporting units exceeded the carrying amount of assets and liabilities assigned to each unit. Separate from the Company’s annual impairment test, in the first quarter of 2010, upon adoption of new guidance on variable interest entities, the Company deconsolidated its foundry joint venture and its assets and liabilities, including goodwill of $14, which represents all goodwill allocated to the foundry reporting unit.

At December 31, 2007, the fair value of each reporting unit exceeded the carrying amount of assets (including goodwill) and liabilities assigned to the units.

General Insurance—The Company is generally insured for losses and liabilities for workers’ compensation, physical damage to property, business interruption and comprehensive general, product and vehicle liability under high-deductible insurance policies.

Legal Claims and Costs—The Company accrues for legal claims and costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability and the most likely amount is accrued. If there is no amount in the range of potential liability that is most likely, the low end of the range is accrued. The amount accrued includes all costs associated with the claim, including settlements, assessments, judgments, fines and incurred legal fees. See Note 12.

Environmental Matters—Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on a quarterly basis and as events and developments warrant. See Note 12.

Asset Retirement Obligations—Asset retirement obligations are initially recorded at their estimated net present values in the period in which the obligation occurs, with a corresponding increase to the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. When the liability is settled, a gain or loss is recognized for any difference between the settlement amount and the liability that was recorded.

Revenue Recognition—Revenue for product sales, net of estimated allowances and returns, is recognized as risk and title to the product transfer to the customer, which either occurs at the time shipment is made or upon delivery. In situations where product is delivered by pipeline, risk and title transfers when the product moves across an agreed-upon transfer point, which is typically the customers’ property line. Product sales delivered by pipeline are measured based on daily flow meter readings. The Company’s standard terms of delivery are included in its contracts of sale or on its invoices.

Shipping and Handling—Freight costs that are billed to customers are included in Net sales in the Consolidated Statements of Operations. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customer. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. Shipping and handling costs are recorded in Cost of sales in the Consolidated Statements of Operations.

Research and Development Costs—Funds are committed to research and development activities for technical improvement of products and processes that are expected to contribute to future earnings. All costs associated with research and development are charged to expense as incurred. Research and development and technical service expense was $61, $73 and $70 for the years ended December 31, 2009, 2008 and 2007, respectively and is included in Selling, general and administrative expense in the Consolidated Statements of Operations.

Integration Costs—The Company incurred Integration costs totaling $27 and $39 for the years ended December 31, 2008 and 2007, respectively. These costs represent costs to implement a single, company-wide, management information and accounting system and a new consolidations and financial reporting system, as well as, redundancy and plant rationalization costs and incremental administrative costs from integration programs that resulted from the Hexion Formation and recent acquisitions.

Business Realignment Costs—The Company incurred Business realignment costs totaling $56, $41 and $21 for the years ended December 31, 2009, 2008 and 2007, respectively. For the years ended December 31, 2009 and 2008, these costs primarily represent expenses to implement productivity savings programs to reduce the Company’s cost structure and align manufacturing capacity with current volume demands (See Note 4). For the year ended December 31, 2007 these costs primarily represent minor restructuring programs related to headcount reduction costs associated with plant closures and divestitures.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.

Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, which will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. See Note 16.

Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the Consolidated Financial Statements. Tax benefits are recognized in the Consolidated Financial Statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company classifies interest and penalties as a component of tax expense.

Derivative Financial Instruments—The Company is a party to forward exchange contracts, interest rate swaps, cross-currency swaps and natural gas futures and electricity and natural gas forward contracts to reduce its cash flow exposure to changes in foreign exchange rates, interest rates, natural gas and electricity prices. The Company does not hold or issue derivative financial instruments for trading purposes. All derivative financial instruments, whether designated in hedging relationships or not, are recorded on the Consolidated Balance Sheets at fair value. If a derivative financial instrument is designated as a fair-value hedge, the changes in the fair value of the derivative financial instrument and the hedged item are recognized in earnings. If the derivative financial instrument is designated as a cash-flow hedge, changes in the fair value of the derivative financial instrument are recorded in Accumulated other comprehensive income in the Consolidated Balance Sheets, to the extent effective, and are recognized in the Company’s Consolidated Statement of Operations when the hedged item impacts earnings. The cash flows from derivative financial instruments accounted for as hedges are classified in the same category as the item being hedged in the Consolidated Statements of Cash Flows. The Company documents effectiveness assessments in order to use hedge accounting at each reporting period. See Note 9.

Stock-Based Compensation—Stock-based compensation cost is measured at the grant date based on the fair value of the award which is amortized as expense over the requisite service period. See Note 15.

Transfers of Financial Assets—The Company executes factoring and sales agreements with respect to its trade accounts receivable to support its working capital requirements. The Company accounts for these transactions as either sales-type or financing-type transfers of financial assets based on the terms and conditions of each agreement. The Company retains the servicing rights on the transfers of accounts receivable and measures these rights at fair value, if material. See Note 8.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily temporary investments and accounts receivable. The Company places its temporary investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk for accounts receivable are limited due to the large number of customers in the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Concentrations of Supplier Risk—The Company relies on long-term agreements with key suppliers for most of its raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on its business. Should any of the suppliers fail to deliver or should any of the key long-term supply contracts be cancelled, the Company would be forced to purchase raw materials at current market prices. The Company’s largest supplier provides 9% of raw material purchases. In addition, several of the feedstocks at various facilities are transported through a pipeline from one supplier.

Subsequent Events—The Company evaluates all subsequent events from December 31, 2009 through the time that it files its Consolidated Financial Statements.

Reclassifications—Certain prior period balances have been reclassified to conform with current presentations.

Recently Issued Accounting Standards

New Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance for transfers of financial assets. Accounting Standards Update (“ASU”) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets, removes the concept of a qualifying special-purpose entity (“QSPE”) and as a result eliminates the scope exception for QSPE’s. ASU 2009-16 also changes the criteria for a transfer of financial assets to qualify as a sales-type transfer. ASU 2009-16 will be effective for the Company on January 1, 2010. The Company plans to adopt the provisions of ASU 2009-16 during the first quarter of 2010, but does not expect this guidance to have a material impact on its Consolidated Financial Statements.

In June 2009, the FASB issued new guidance on variable interest entities. ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, amends current guidance requiring an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. ASU 2009-17 will be effective for the Company on January 1, 2010. As a result, the Company expects to deconsolidate two of its variable interest entities from its Consolidated Financial Statements, resulting in net decrease in assets of $35, liabilities of $8 and noncontrolling interest of $10. This will result in an increase to Accumulated deficit of $17 for the cumulative effect of adoption on January 1, 2010.

Newly Adopted Accounting Standards

On January 1, 2009, the Company adopted new guidance requiring additional disclosures about derivative instruments and hedging activities. See Note 9 for additional disclosures.

On January 1, 2009, the Company adopted new guidance for business combinations. This guidance was effective for the Company for business combination transactions for which the acquisition date was on or after January 1, 2009. No business combination transactions occurred during the year ended December 31, 2009.

On January 1, 2009, the Company adopted new guidance for noncontrolling interests. The Company changed the presentation of its noncontrolling interests and retrospectively applied this accounting standard to prior periods.

At June 30, 2009, the Company adopted new guidance that increases the frequency of disclosures about the fair value of financial instruments and requires entities to provide the disclosures on a quarterly basis. See Note 9 for additional disclosures about the fair value of financial instruments.

At June 30, 2009, the Company adopted new guidance in determining whether impairments in debt securities are other than temporary and modifies the presentation and disclosure of investments in debt and equity securities. This guidance did not have a material impact on the Company’s Consolidated Financial Statements.

At June 30, 2009, the Company adopted new guidance on determining fair value when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability. This guidance did not have a material impact on the Company’s Consolidated Financial Statements.

At September 30, 2009, the Company adopted ASU 2009-01, Topic 105—Generally Accepted Accounting Principles, and SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. SFAS No. 168 superseded all then-existing non-SEC accounting and reporting standards with the Accounting Standards Codification. SFAS No. 168 did not have a material impact on the Company’s Consolidated Financial Statements.

At September 30, 2009, the Company adopted ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value. ASU 2009-05 provides new guidance on the fair value measurement of liabilities. ASU 2009-05 did not have a material impact on the Company’s Consolidated Financial Statements.

3. Terminated Merger and Settlement Costs

Background

On July 12, 2007, the Company announced the signing of an Agreement and Plan of Merger (the “Agreement”) to acquire Huntsman in an all-cash transaction initially valued at approximately $10,600, which included the assumption of debt. In connection with the transaction, the Company obtained financing commitments from affiliates of Credit Suisse and Deutsche Bank (the “Banks”).

Prior to entering into the Agreement, Huntsman terminated an Agreement and Plan of Merger with Basell AF. As a result, Huntsman paid Basell AF a break-up fee in the amount of $200, of which the Company funded $100 in July 2007. This amount was recorded as a deferred acquisition cost and was included as a component of Other assets, net in the Consolidated Balance Sheets at December 31, 2007. The Company had also recorded other deferred acquisition costs as a component of Other assets, net in the Consolidated Balance Sheets at December 31, 2007. In June 2008, the Company wrote off its previously deferred acquisition costs in the Consolidated Statements of Operations due to the uncertainty that the transaction would be consummated.

On December 13, 2008, Huntsman sent notice to the Company that, pursuant to its terms, Huntsman terminated the Agreement. On December 14, 2008, the Company entered into a settlement agreement and release with Huntsman and other parties, and the proposed merger was terminated. Under the settlement agreement, the Company paid Huntsman a $325 termination fee, as required by the merger agreement. In addition, on a joint and several basis with certain affiliates of Apollo, the Company paid Huntsman $225, while reserving all rights with respect to reallocation of the payments to other affiliates of Apollo, and certain affiliates of Apollo paid Huntsman $200, while reserving all rights with respect to reallocation of the payments to certain other affiliates of Apollo. Finally, certain affiliates of Apollo purchased $250 of Huntsman’s 7% convertible senior notes. As a result of the termination of the Agreement, the Company’s agreement to sell a significant portion of its specialty epoxy business was also terminated.

The $325 termination fee paid to Huntsman was funded through a borrowing of $333 ($351 aggregate borrowings net of $18 original issue discount) from the Banks to Momentive Specialty Chemicals Holdings LLC (the “LLC PIK Facility”). The $225 settlement payment the Company made was funded by an advance from Apollo, while reserving all rights with respect to reallocation of the payments to other affiliates of Apollo. Under the provisions of the settlement agreement and release, the Company is contractually obligated to reimburse Apollo for any insurance recoveries on the $225 settlement payment, net of expense incurred in obtaining such recoveries. Apollo has agreed that the payment of any such insurance recoveries will satisfy the Company’s obligation to repay amounts received under the $225 advance. The Company has recorded the $225 settlement payment advance as a long-term liability at December 31, 2009. The $200 settlement payment made by Apollo has been treated as an expense by the Company with the credit to Paid-in capital at December 31, 2008. This settlement was considered an expense of the Company as the liability was joint and several between the Company and Apollo and the settlement by Apollo was caused by its relationship with the Company as a principal shareholder.

Any insurance recoveries by us related to the $225 settlement payment, and any insurance recoveries by Apollo related to the $200 settlement payment will be recognized as income in the period when the gains become realizable. For the year ended December 31, 2009, $37 has been recognized as income due to insurance recoveries by Apollo related to the $200 settlement payment. As of December 31, 2009, the Company has not recovered any insurance proceeds related to the $225 settlement payment.

Terminated merger and settlement (income) expense, net

The Company recognized net Terminated merger and settlement income, net of $62 for the year ended December 31, 2009. The Company recognized income during the year of $51 as the Company negotiated reductions on certain of its merger related service provider liabilities and $37 in insurance proceeds related to the $200 settlement payment made by Apollo that was treated as an expense of the Company in 2008. The income was partially offset by legal contingency accruals.

The Company incurred Terminated merger and settlement expense, net totaling $1,027 for the year ended December 31, 2008. The costs represent the $325 termination fee, the $225 settlement payment, the non-cash push-down of settlement costs paid by Apollo of $200 and the litigation costs associated with the terminated merger. These costs also include the write-off of previously deferred acquisition costs and legal, consulting, accounting and tax costs related to the terminated merger agreement and litigation described above.

4. Productivity Program

At December 31, 2009, the Company had $125 of in-process productivity savings to properly align its cost structure in response to the challenging economic environment. The Company estimates that these cost reduction activities will occur over the next eighteen months. The net costs to achieve these productivity savings is estimated at $69, including restructuring costs described below and expected capital expenditures related to productivity savings programs.

A reconciliation of in-process productivity savings at December 31, 2008 to in-process productivity savings at December 31, 2009 follows:

In-process productivity savings at December 31, 2008	$119
Additional productivity initiatives identified in 2009	154
Incremental productivity savings achieved in 2009	(148)

In-process productivity savings at December 31, 2009	$125

The following table summarizes restructuring information by type of cost:

	Workforce reductions	Site closure costs	Other projects	Total
Restructuring costs expected to be incurred	$65	$21	$2	$88
Cumulative restructuring costs incurred through December 31, 2009	46	9	2	57
Accrued liability at December 31, 2007	$—	$—	$—	$—
Restructuring charges	15	—	—	15
Payments	(1)	—	—	(1)

Accrued liability at December 31, 2008	14	—	—	14
Restructuring charges	31	9	2	42
Payments	(24)	(9)	(2)	(35)
Foreign currency translation	1	—	—	1

Accrued liability at December 31, 2009	$22	$—	$—	$22

Workforce reduction costs primarily relate to employee termination costs and are accounted for under the guidance for nonretirement postemployment benefits or as exit and disposal costs, as applicable. During the years ended December 31, 2009 and 2008, restructuring charges of $42 and $15, respectively, were recorded in Business realignment costs on the Consolidated Statements of Operations. At December 31, 2009 and 2008, the Company had accrued $22 and $14, respectively, for restructuring liabilities in Other current liabilities in the Consolidated Balance Sheets.

The following table summarizes restructuring information by reporting segment:

	Epoxy and Phenolic Resins	Formaldehyde and Forest Products	Performance Products	Coatings and Inks	Corporate and Other	Total
Restructuring costs expected to be incurred	$42	$5	$—	$34	$7	$88
Cumulative restructuring costs incurred through December 31, 2009	22	4	—	24	7	57
Accrued liability at December 31, 2007	$—	$—	$—	$—	$—	$—
Restructuring charges	7	1	—	4	3	15
Payments	—	—	—	(1)	—	(1)

Accrued liability at December 31, 2008	7	1	—	3	3	14
Restructuring charges	15	3	—	20	4	42
Payments	(8)	(2)	—	(21)	(4)	(35)
Foreign currency translation	1	—	—	—	—	1

Accrued liability at December 31, 2009	$15	$2	$—	$2	$3	$22

5. Acquisitions and Divestitures

The Company accounts for acquisitions using the purchase method of accounting. As required under this method, results of operations of the acquired entities have been included from the date of acquisition, and any excess of purchase price over the sum of amounts assigned to identified assets and liabilities has been recorded as goodwill.

2009 and 2008 Divestitures

During the years ended December 31, 2009 and 2008, the Company completed the sale of .01% and 4.99% interest in HAI, respectively. At December 31, 2009 and 2008, the Company’s economic interest in HAI was 50% and 50.01%, respectively. In addition, during the year ended December 31, 2008, the Company completed the sale of certain assets of a non-core product line.

The Company recognized net gains totaling $5 for asset divestitures during the year ended December 31, 2008. This amount is included in Other operating expense, net in the Company’s Consolidated Statements of Operations.

2007 Acquisitions and Divestitures

Orica A&R Acquisition

On February 1, 2007, certain subsidiaries of the Company acquired the adhesives and resins (“A&R”) business of Orica Limited (the “Orica A&R Acquisition”) for a net purchase price of Australian dollars (“AUD”) 77, or $60, subject to certain adjustments. The Company incurred direct acquisition related costs of $3, which was included as part of the purchase price. Net working capital and other adjustments were net settled with no additional purchase price impact. The A&R business manufactures formaldehyde and formaldehyde-based binding resins used primarily in the forest products industry, and has three manufacturing facilities in Australia and New Zealand. This acquisition is included in the Formaldehyde and Forest Products Resins segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Fair Value at February 1, 2007
Current assets	$19
Property and equipment	45
Goodwill	7
Other intangible assets	7

Total assets acquired	78
Current liabilities	10
Other long-term liabilities	5

Total liabilities assumed	15

Fair value of net assets acquired	$63

$7 of acquired intangible assets were assigned to customer relationships and have a weighted average useful life of approximately 10 years.

Goodwill was assigned to the Formaldehyde and Forest Products Resins segment and is not expected to be deductible for tax purposes.

The following unaudited pro forma financial information presents the consolidated results of operations as if the Orica A&R Acquisition had occurred at the beginning of the period presented. Pro forma adjustments include only the effects of events directly attributable to the acquisition. The pro forma adjustments reflected in the table below include amortization of intangibles, depreciation adjustments from the write-up of property and equipment to estimated fair market value, and interest expense on a new debt facility used to fund the Orica A&R Acquisition (see Note 10) and related income tax effects.

Year ended December 31, 2007
Net sales	$5,817
Net loss	(65)
Net loss available to common shareholders	(65)

The pro forma financial information above does not necessarily reflect the operating results that would have occurred had the acquisition been consummated at the beginning of the period presented, nor is such information indicative of future operating results.

Arkema Acquisition

On November 1, 2007, the Company completed the purchase of the German forest products resins and formaldehyde business of Arkema GmbH (the “Arkema Acquisition”). This business manufactures formaldehyde and formaldehyde-based resins. The business employs approximately 100 people and had 2006 revenues of approximately €101, or $127. The purchase price was €44, or $64, subject to certain adjustments. This business is included in the Formaldehyde and Forest Products Resins segment. The pro forma effects of this acquisition were not material to the Company’s Consolidated Financial Statements.

On June 4, 2007, the Company completed the sale of a 5% interest in HAI to its joint venture partner Delta-HA, Inc. At December 31, 2007, the Company’s economic interest in HAI was 55%. The Company recognized gains totaling $8 (both on a pretax and after tax basis) for divestitures that are included in Other operating expense, net in the Company’s Consolidated Statements of Operations for the year ended December 31, 2007.

6. Related Party Transactions

Administrative Service, Management and Consulting Arrangements

Hexion Specialty is subject to an Amended and Restated Management Consulting Agreement with Apollo (the “Management Consulting Agreement”) under which Hexion Specialty receives certain structuring and advisory services from Apollo and its affiliates. The annual fees under the Management Consulting Agreement is $3. Due to the current economic downturn, Apollo suspended its 2009 annual fees. These fees have been reinstated in 2010. The Management Consulting Agreement provides indemnification to Apollo and its affiliates and their directors, officers and representatives for potential losses arising from these services.

Under these agreements, the Company paid annual fees of $3 for the years ended December 31, 2008 and 2007. These amounts are included in Other operating expense, net in the Company’s Consolidated Statements of Operations.

Financing Agreements

In connection with the terminated Huntsman merger and related litigation settlement agreement and release among the Company, Huntsman and other parties entered into on December 14, 2008, the Company paid Huntsman $225. The settlement payment was funded to the Company by an advance from Apollo, while reserving all rights with respect to reallocation of the payments to other affiliates of Apollo. Under the provisions of the settlement agreement and release, the Company is contractually obligated to reimburse Apollo for any insurance recoveries on the $225 settlement payment, net of expense incurred in obtaining such recoveries. Apollo has agreed that the payment of any such insurance recoveries will satisfy the Company’s obligation to repay amounts received under the $225 advance. The Company has recorded the $225 settlement payment advance as a long-term liability at December 31, 2009. As of December 31, 2009, the Company has not recovered any insurance proceeds related to the $225 settlement payment.

In addition, pursuant to the settlement agreement and release, certain affiliates of Apollo agreed to make a $200 investment in the Company. Certain affiliates of Apollo have entered into a commitment letter with Momentive Specialty Chemicals Inc. and Momentive Specialty Chemicals Holdings LLC, (formerly known as Hexion Specialty Chemical Inc. and Hexion LLC) pursuant to which they committed to purchase $200 in preferred units and warrants to purchase common units of Momentive Specialty Chemicals Holdings LLC by December 31, 2011. The preferred units have an aggregate liquidation value equal to $200, plus accrued but unpaid distributions. Momentive Holdco has agreed to contribute any proceeds from the issuance of preferred or common units under this agreement as a capital contribution to Momentive Specialty Chemicals Holdings LLC, and Momentive Specialty Chemicals Holdings LLC has agreed to contribute such amounts as a capital contribution to Momentive Specialty.

In connection with and prior to the purchase of the preferred shares and warrants, certain affiliates of Apollo also committed to provide liquidity facilities to Momentive Specialty Chemicals Holdings LLC or Momentive Specialty on an interim basis. The aggregate liquidity facilities outstanding, together with the purchase price for any purchased preferred shares and warrants, will at no time exceed $200. In connection therewith, in 2009, certain affiliates of Apollo extended a $100 term loan to Momentive Specialty (the “Term Loan”). The Term Loan will mature on December 31, 2011 with interest at LIBOR plus 2.25% per annum. Interest expense for the year ended December 31, 2009 on the Term Loan was $3. In addition, under the commitment to provide liquidity, in December 2009, the Company sold $104 of trade accounts receivable to affiliates of Apollo for net cash of $94, ($10 remains held in a reserve account at December 31, 2009). See Note 8 for a description of the Company’s sale of trade accounts receivable. The available borrowings under these liquidity facilities at December 31, 2009 were $6. This amount will increase on a dollar for dollar basis as the $104 of sold receivables are collected.

At December 31, 2009 and 2008, the Company has determined the commitment to purchase $200 in preferred units of Momentive Specialty Chemicals Holdings LLC is an equity instrument. The unissued preferred units underlying the commitment accrue dividends at 8% per annum from the date of the commitment. As of December 31, 2009 and 2008, no preferred units have been issued, and no dividends have been declared.

Other Transactions and Arrangements

The Company sells products to certain Apollo affiliates. These sales were $2, $7 and $7 for the years ended December 31, 2009, 2008 and 2007, respectively. Accounts receivable from these affiliates were less than $1 at December 31, 2009 and 2008. The Company also purchases raw materials and services from certain Apollo affiliates. These purchases were $8, $3 and $8 for the years ended December 31, 2009, 2008 and 2007, respectively. The Company had accounts payable to Apollo affiliates of $2 and less than $1 at December 31, 2009 and 2008.

7. Goodwill and Intangible Assets

The Company’s gross carrying amount and accumulated impairments of goodwill consist of the following as of December 31:

	2009				2008
	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value
Epoxy and Phenolic Resins	$84	$—	$(2)	$82	$84	$—	$(4)	$80
Formaldehyde and Forest Products	222	—	13	235	221	—	—	221
Performance Products	63	—	—	63	63	—	—	63
Coatings and Inks	10	(10)	—	—	10	(10)	—	—

	$379	$(10)	$11	$380	$378	$(10)	$(4)	$364

The changes in the net carrying amount of goodwill by segment for the years ended December 31, 2009 and 2008 are as follows:

	Epoxy and Phenolic Resins	Formaldehyde and Forest Products	Performance Products	Coatings and Inks	Total
Goodwill balance at December 31, 2007	$97	$239	$66	$11	$413
Impairments	—	—	—	(10)	(10)
Purchase accounting adjustments	(14)	(1)	—	(1)	(16)
Foreign currency translation	(3)	(17)	(3)	—	(23)

Goodwill balance at December 31, 2008	80	221	63	—	364
Purchase accounting adjustments	—	1	—	—	1
Foreign currency translation	2	13	—	—	15

Goodwill balance at December 31, 2009	$82	$235	$63	$—	$380

Goodwill impairment charges for the year ended December 31, 2008 of $10 were recognized in the Coatings and the Inks reporting units as a result of the continued weakness in the housing and construction markets and competitive pressures in these reporting units resulting in lower future reporting unit earnings and cash flows than previously projected. The amount of the charge was determined using a probability weighted market approach using EBITDA multiples and an income approach using discounted cash flows. The entire goodwill balances in the Coatings and the Inks reporting units have been impaired as the implied fair value of the reporting units’ goodwill was zero.

Purchase accounting adjustments in 2008 in the Epoxy and Phenolic Resins segment are a result of changes in estimates about the tax treatment of transaction costs in the Bakelite Transaction that were ultimately allowed by the taxing authority.

The Company’s intangible assets with identifiable useful lives consist of the following as of December 31:

	2009			2008
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Intangible assets:
Patents and technology	$298	$(122)	$176	$293	$(103)	$190
Customer lists and contracts	301	(82)	219	295	(69)	226
Tradenames	117	(19)	98	112	(15)	97
Other	2	(2)	—	2	(2)	—

	$718	$(225)	$493	$702	$(189)	$513

The impact of foreign currency translation on intangible assets is included in accumulated amortization.

During the year ended December 31, 2009, the Company wrote off gross carrying amount of $12 of fully amortized intangible assets that no longer provided economic benefits to the Company.

During the year ended December 31, 2008, the Company recorded an $8 charge in the Epoxy and Phenolic Resins segment for the impairment of tradenames from which cash flows are no longer generated. This amount is included in Asset impairments on the Consolidated Statements of Operations.

Total intangible amortization expense for the years ended December 31, 2009, 2008 and 2007 was $46, $48 and $45, respectively.

Estimated annual intangible amortization expense for 2010 through 2014 is as follows:

2010	$45
2011	44
2012	43
2013	43
2014	43

8. Transfers of Financial Assets

In December 2009, the Company entered into accounts receivable purchase and sale agreements to sell $104 of its trade accounts receivable to affiliates of Apollo on terms which management believes were more favorable to the Company than could have been obtained from an unaffiliated party. Under the terms of the agreements, the receivables were sold at a discount relative to their carrying value in exchange for all interests in such receivables; the Company retained the obligation to service the collection of the receivables on the purchasers’ behalf; and the purchasers’ deferred payment of a portion of the receivables purchase price and established a reserve account with the proceeds. The reserve account is used to reimburse the purchasers for credit and collection risk and remaining amounts are paid to the Company after receipt of all collections on the purchased receivables. Other than amounts held in the reserve account, the purchasers bear all credit risk on the purchased receivables.

These accounts receivable purchase and sale agreements were accounted for as sales-type transfers. Losses recorded on these sales were $1 and less than $1 for the years ended December 31, 2009 and 2008, respectively, and are included in Other operating expense, net in the Consolidated Statements of Operations. Fees for the servicing were less than $1 for the years ended December 31, 2009 and 2008.

The Apollo affiliates that purchased trade accounts receivable from the Company are variable interest entities. At December 31, 2008, the Company was the primary beneficiary of one of these variable interest entities and $14 of Cash and cash equivalents, $10 of Accounts receivable and $24 of Noncontrolling interests were included in the Company’s 2008 Consolidated Financial Statements related to the consolidation of this variable interest entity. In 2009, this arrangement concluded and the Company was no longer the primary beneficiary of this entity. As a result, the Company deconsolidated the entity from its Consolidated Financial Statements at the end of the first quarter of 2009.

9. Fair Value and Financial Instruments

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 primarily consists of financial instruments traded on exchange or futures markets.

•

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those derivative instruments transacted primarily in over the counter markets.

•	Level 3: Unobservable inputs, for example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Recurring Fair Value Measurements

Following is a summary of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Fair Value Measurements Using			Total
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
December 31, 2009
Derivative liabilities	$—	$(35)	$—	$(35)

December 31, 2008
Derivative liabilities	(3)	(41)	—	(44)

The Company calculates the fair value of its derivative liabilities using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At December 31, 2009, the Company reduced its derivative liabilities $1 for its nonperformance risk. As a significant portion of the Company’s derivative liabilities are cash flow hedges, $1 and $10 was recognized in Accumulated other comprehensive income at December 31, 2009 and 2008, respectively.

When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.

Non-recurring Fair Value Measurements

Following is a summary of losses as a result of the Company measuring assets at fair value on a non-recurring basis during the year ended December 31, 2009:

Year ended December 31, 2009
Long-lived assets held and used	$(10)
Long-lived assets held for sale	(1)
Long-lived assets held for disposal/abandonment	(38)

Total	$(49)

As part of the Company’s productivity initiatives, the Company decided to indefinitely idle certain production lines. Long-lived assets with a carrying value of $58 were written down to fair value of $9, resulting in an impairment charge of $49 for the year ended December 31, 2009. These long-lived assets were valued based on appraisals from third parties or using discounted cash flow analysis based on assumptions that market participants would use. Key inputs in the model included projected revenues and manufacturing costs associated with these long-lived assets.

Derivative Financial Instruments

The Company is exposed to certain risks related to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange risk, interest rate risk and commodity price risk. The Company does not hold or issue derivative financial instruments for trading purposes.

The following table summarizes the Company’s derivative financial instruments as of December 31, which are recorded as Other current liabilities in the Consolidated Balance Sheets:

	2009				2008
Liability Derivatives	Average Days To Maturity	Average Contract Rate	Notional Amount	Fair Value Liability	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Liability
Derivatives designated as hedging instruments
Interest Rate Swaps
Interest swap—2006	—	—	$—	$—	182	—	$500	$(9)
Interest swap—2007	366	—	650	(28)	731	—	350	(27)

Total derivatives designated as hedging instruments				$(28)				$(36)

Derivatives not designated as hedging instruments
Foreign Exchange and Interest Rate Swaps
Cross-Currency and Interest Rate Swap	638	1.2038	$25	$(5)	1,003	1.2038	$25	$(4)
Interest Rate Swap
Interest swap—Australia Multi-Currency Term	729	—	23	(1)	1,094	—	24	(1)
Commodity Contracts
Electricity contracts	—	—	3	(1)	—	—	—	—
Natural gas contracts	546	—	1	—	—	—	—	—
Natural gas futures	—	—	3	—	—	—	11	(3)

Total derivatives not designated as hedging instruments				$(7)				$(8)

The following tables summarize gains and losses recognized on the Company’s derivative financial instruments:

Derivatives in Cash Flow Hedging Relationship	Amount of Loss Recognized in OCI on Derivative for the year ended December 31:			Location of Loss Reclassified from Accumulated OCI into Income	Amount of Loss Reclassified from Accumulated OCI into Income for the year ended December 31:
	2009	2008	2007		2009	2008	2007
Interest Rate Swaps
Interest swap— 2006	$—	$(8)	$(7)	Interest expense, net	$(8)	$(10)	$—
Interest swap—2007	(15)	(16)	(14)	Interest expense, net	(22)	(4)	—

Total	$(15)	$(24)	$(21)		$(30)	$(14)	$—

Derivatives Not Designated as Derivative Instruments	Amount of (Loss) Gain Recognized in Income on Derivative for the year ended December 31:			Location of (Loss) Gain Recognized in Income on Derivative
	2009	2008	2007
Foreign Exchange and Interest Rate Swaps
Cross-Currency and Interest Rate Swap	$(1)	$26	$(32)	Other non-operating expense, net
Interest Rate Swap
Interest swap—Australia Multi-Currency Term	—	(2)	1	Other non-operating expense, net
Commodity Contracts
Electricity contracts	(1)	—	—	Cost of sales
Natural gas contracts	—	—	—	Cost of sales
Natural gas futures	(3)	(3)	(2)	Cost of sales

Total	$(5)	$21	$(33)

Foreign Exchange Rate Swaps

International operations account for a significant portion of the Company’s revenue and operating income. The Company’s policy is to reduce foreign currency cash flow exposure from exchange rate fluctuations by hedging anticipated and firmly committed transactions when it is economically feasible. The Company periodically enters into forward contracts to buy and sell foreign currencies to reduce foreign exchange exposure and protect the U.S. dollar value of certain transactions to the extent of the amount under contract. The counter-parties to our forward contracts are financial institutions with investment grade ratings. The Company does not apply hedge accounting to these derivative instruments.

In 2005, The Company entered into a three-year $289 cross-currency and interest rate swap agreement structured for a non-U.S. subsidiary’s $290 U.S. dollar denominated floating rate term loan. The swap was designed to offset balance sheet and interest rate exposures and cash flow variability associated with the exchange rate fluctuations on the term loan. The euro to U.S. dollar exchange rate under the swap agreement was 1.2038. The Company paid a variable rate equal to Euribor plus 271 basis points. The Company received a variable rate equal to the U.S. dollar LIBOR plus 250 basis points. In 2008, the Company paid $29 to settle a portion of its cross-currency and interest rate swaps, which matured in 2008. The Company paid a weighted average interest rate of 7.5% and 6.9% and received a weighted average interest rate of 5.9% and 7.9% in 2008 and 2007, respectively.

The remaining portion of the cross-currency and interest rate swap was renegotiated and amended with the respective counterparties, effective September 30, 2008, in order to offset the ongoing balance sheet and interest rate exposures and cash flow variability associated with the exchange rate fluctuations of a non-U.S. subsidiary’s U.S. dollar denominated floating rate term loan. The amended swap agreement requires the Company to sell euros in exchange for U.S. dollars at a rate of 1.2038. The Company also will pay a variable rate equal to Euribor plus 390 basis points and will receive a variable rate equal to the U.S. dollar LIBOR plus 250 basis points. The amount the Company receives under this agreement is approximately equal to the non-U.S. subsidiary’s interest rate on its $290 term loan. This amended swap agreement has an initial notional amount of $25 that amortizes quarterly on a straight line basis to $24, prior to maturing on September 30, 2011. The Company paid a weighted average interest rate of 5.5% and 8% and received a weighted average interest rate of 3.4% and 6.3% on these amended swap agreements in 2009 and 2008, respectively.

Interest Rate Swaps

The Company periodically uses interest rate swaps to alter interest rate exposures between fixed and floating rates on certain long-term debt. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated using an agreed-upon notional principal amount. The counter-parties to the interest rate swap agreements are financial institutions with investment grade ratings.

In May 2006, the Company entered into interest rate swap agreements with two counterparties. These swaps are three-year agreements designed to offset the cash flow variability that results from interest rate fluctuations on the Company’s variable rate debt. The initial aggregate notional amount of the swaps is $1,000, which amortizes quarterly based on the expected payments on the Company’s term loan. As a result of the interest rate swaps, the Company pays a fixed rate equal to approximately 7.6% per year and receives a variable rate based on the terms of the underlying debt. The Company accounts for the swaps as qualifying cash flow hedges. These swap agreements matured and were terminated during 2009.

In January 2007, the Company entered into a three-year interest rate swap agreement designed to offset cash flow variability associated with interest rate fluctuations on the Company’s variable rate debt. This swap became effective January 1, 2008. The initial notional amount of the swap is $300, but will increase to $700 before being amortized down to $375. As a result of the interest rate swap, the Company pays a fixed rate equal to approximately 7.2% per year and receives a variable rate based on the terms of the underlying debt. The Company accounts for this swap as a qualifying cash flow hedge.

In February 2007, the Company financed the Orica A&R Acquisition with proceeds of approximately $70 from a new five-year Australian Multi-Currency Term / Working Capital Facility. To effectively fix the interest rate on approximately $30 of this facility, the Company entered into interest rate swap agreements with two counterparties for an initial notional amount of AUD $35, which amortizes quarterly based on the expected loan payments. The swap agreements terminate December 30, 2011. The Company pays a fixed interest rate of 6.6% and receives a floating rate based on the terms of the underlying debt. The Company has not applied hedge accounting to this derivative instrument.

Commodity Contracts

The Company is exposed to price fluctuations associated with raw materials purchases, most significantly with methanol, phenol, urea, acetone, propylene and chlorine. For these commodity raw materials, the Company has purchase contracts in place that contain periodic price adjustment provisions. The Company also adds selling price provisions to certain customer contracts that are indexed to publicly available indices for the associated commodity raw materials. The board of directors approves all commodity futures and commodity commitments based on delegation of authority documents.

The Company hedges a portion of its natural gas purchases for certain North American plants. The Company used futures contracts to hedge 70%, 72% and 77% of its 2009, 2008 and 2007 natural gas usage at these plants, respectively. The contracts are settled for cash each month based on the closing market price on the last day the contract trades on the New York Mercantile Exchange. We also enter into fixed price forward contracts for the purchase of natural gas and electricity at certain of our manufacturing plants to offset the risk associated with increases in the prices of the underlying commodities.

The Company does not apply hedge accounting to these future and forward contracts. The Company recognizes gains and losses each month as the gas and electricity is used. Remaining obligations are marked to market on a quarterly basis.

Non-derivative Financial Instruments

The following table includes the carrying amount and fair value of the Company’s non-derivative financial instruments as of December 31:

	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Debt	$3,653	$3,163	$4,134	$1,679

Fair values of debt are determined from quoted, observable market prices, where available, based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. The carrying amounts of cash and cash equivalents, accounts receivable, accounts and drafts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

10. Debt and Lease Obligations

Debt outstanding at December 31 is as follows:

	2009		2008
	Long- Term	Due Within One Year	Long- Term	Due Within One Year
Non-affiliated debt:
Senior Secured Credit Facilities:
Revolving facility due 2011 at 3.0% and 5.0% at December 31, 2009 and 2008, respectively	$36	$—	$180	$—
Floating rate term loans due 2013 at 2.6% and 5.5% at December 31, 2009 and 2008, respectively	2,211	23	2,231	23
Senior Secured Notes:
Floating rate second-priority senior secured notes due 2014 at 4.8% and 6.6% at December 31, 2009 and 2008, respectively	120	—	200	—
9.75% Second-priority senior secured notes due 2014	533	—	625	—
Debentures:
9.2% debentures due 2021 (includes $6 and $10 of unamortized debt discount at December 31, 2009 and 2008, respectively) (a)	68	—	105	—
7.875% debentures due 2023 (includes $32 and $43 of unamortized debt discount at December 31, 2009 and 2008, respectively) (a)	157	—	204	—
8.375% sinking fund debentures due 2016 (includes $4 and $6 of unamortized debt discount at December 31, 2009 and 2008, respectively) (a)	58	—	72	—
Other Borrowings:
LLC PIK Facility due 2014, PIK interest at 8.3% and 9.4% at December 31, 2009 and 2008, respectively (includes $9 and $18 of unamortized debt discount at December 31, 2009 and 2008, respectively)	183	—	333	—
Australia Multi-Currency Term / Working Capital Facility due 2011 at 4.1% and 8.9% at December 31, 2009 and 2008, respectively	46	8	43	7
Brazilian bank loans at 10.6% and 8.1% at December 31, 2009 and 2008, respectively	30	35	—	27
Industrial Revenue Bonds due 2009 at 10% (includes $1 of unamortized debt premium at December 31, 2008) (a)	—	—	—	35
Capital Leases	14	1	14	1
Other at 3.7% and 7.0% at December 31, 2009 and 2008, respectively	13	11	13	21

Total non-affiliated debt	3,469	78	4,020	114
Affiliated debt:
Affiliated borrowings due on demand at 4.6%	—	6	—	—
Affiliated term loan due 2011 at 2.6% at December 31, 2009	100	—	—	—

Total affiliated debt	100	6	—	—

Total debt	$3,569	$84	$4,020	$114

(a)	December 31, 2009 and 2008 include purchase accounting adjustments as a result of the step up of Borden Chemical, Inc. These adjustments have been reflected as unamortized debt discounts or premiums.

Senior Secured Credit Facilities

The terms of the amended Senior Secured Credit Facilities include a seven-year $2,300 term loan facility, a seven-year $50 synthetic letter of credit facility (“LOC”) and access to a five-year $225 revolving credit facility. Each is subject to an earlier maturity date, on any date that more than $200 in the aggregate principal amount of certain of the Company’s debt will mature within 91 days of that date. Repayment of 1% total per year of the term loan and LOCs must be made (in the case of the term loan facility, quarterly, and in the case of the LOC, annually) with the balance payable at the final maturity date. Further, the Company may be required to make additional repayments on the term loan, upon specific events, or if excess cash flow is generated. The terms of the Senior Secured Credit Facilities also include $200 in available incremental term loan borrowings.

The interest rates for term loans to the Company under the amended Senior Secured Credit Facilities are based on, at the Company’s option, (a) adjusted LIBOR plus 2.25% or (b) the higher of (i) JPMorgan Chase Bank, N.A.’s (“JPMCB”) prime rate or (ii) the Federal Funds Rate plus 0.50%, in each case plus 0.75%. Term loans to the Company’s Netherlands subsidiary are at the Company’s option; (a) EURO LIBOR plus 2.25% or (b) the rate quoted by JPMCB as its base rate for those loans plus 0.75%.

The amended Senior Secured Credit Facilities have commitment fees (other than with respect to the LOC) equal to 0.50% per year of the unused line plus a fronting fee of 0.25% of the aggregate face amount of outstanding letters of credit. The LOC has a commitment fee of 0.10% per year. Available borrowings under the amended Senior Secured Credit Facilities were $183 at December 31, 2009.

Certain Company subsidiaries guarantee obligations under the amended Senior Secured Credit Facilities. The amended Senior Secured Credit Facilities and certain notes are secured by certain assets of the Company and the subsidiary guarantors, subject to certain exceptions.

The credit agreement contains, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios. Payment of borrowings under the Amended Senior Secured Credit Facilities may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, most covenant defaults, events of bankruptcy and a change of control.

The Company amended its credit facilities in June 2007, November 2006 and May 2006. For the year ended December 31, 2006, the Company incurred financing costs of $38, which are included within Other assets on the Consolidated Balance Sheets and are being amortized over the life of the related debt.

Recent Developments

On December 10, 2009, the Company renewed its revolving facility commitments from lenders under the Senior Secured Credit Facility, which will take effect upon the May 31, 2011 maturity of the existing revolving facility commitments (“Revolver Extension”). The new commitments will mature 91 days prior to the May 5, 2013 maturity date of the term loans under the Senior Secured Credit Facility. The new revolving loans, which cannot be drawn until the existing revolving credit facility matures, will bear interest at a rate of LIBOR plus 4.50%. The extension also includes a 2.00% ticking fee to be paid quarterly on committed amounts until the revolver facility is effective. The terms and conditions of the Company’s existing revolving credit facility will remain in effect, and are unaltered by the new extension, including but not limited to the interest rate. Committing lenders were paid a 2.00% commitment and a structuring fee totaling $5, which is deferred at December 31, 2009 and included within Other assets on the Consolidated Balance Sheets. The amounts will be amortized over the life of the newly extended facility.

During the first quarter of 2010, the Company amended its Senior Secured Credit Facilities. Under the amendment and restatement, the Company extended the maturity of approximately $957 of its term loans from

May 5, 2013 to May 5, 2015 and increased the interest rate with respect to such term loans from LIBOR plus 2.25% to LIBOR plus 3.75%. In addition to, and in connection with, this amendment agreement, the Company issued $1,000 aggregate principal amount of 8.875% Senior Secured Notes due 2018. The Company used the net proceeds of $993 ($1,000 less original issue discount of $7) from the issuance to repay $800 of its U.S. term loans under the Senior Secured Credit Facility, pay certain related transaction costs and expenses, and provide incremental liquidity of $162. Collectively, these transactions are referred to as the “Amendment and Offering Transactions.”

The 8.875% senior secured notes are secured by the same collateral as the Company’s existing second-priority senior secured notes, but the priority of the collateral liens securing the 8.875% senior secured notes is senior to the collateral liens securing the existing second-priority senior secured notes, and is junior to the collateral liens securing the Company’s Senior Secured Credit Facility.

Senior Secured Notes

In November 2006, the Company, through its wholly owned finance subsidiaries, Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC, sold $200 of Floating rate second-priority senior secured notes due 2014 and $625 of 9.75% Second-priority senior secured notes due 2014.

Debentures

	Origination Date	Interest Payable	Early Redemption
9.2% debentures due 2021	March 1991	March 15 September 15	None
7.875% debentures due 2023	May 1993	February 15 August 15	None
8.375% sinking fund debentures due 2016	April 1986	April 15 October 15	April 2006

The 8.375% Debentures have a sinking fund requirement of $20 per year from 2007 to 2015. Previous buybacks of Debentures allows the Company to fulfill sinking fund requirements through 2013.

Other Borrowings

In the first quarter of 2007, the Company financed the Orica A&R Acquisition with approximately $70 of proceeds from a new five-year Australian Multi-Currency Term / Working Capital Facility. The facility has a variable interest rate equal to the 90 day Australian or New Zealand Bank Bill Rates plus an applicable margin.

In the fourth quarter of 2008, the Company financed the $325 termination fee paid to Huntsman and related bank and legal fees through a borrowing of $333 ($351 aggregate borrowings net of $18 original issue discount) from the Banks (the “LLC PIK Facility”). The LLC PIK Facility is a six-year term loan due 2014 with a payment in kind (“PIK”) provision that enables the Company, at its option, to accrue the interest at intervals during the term of the loan in lieu of making cash interest payments. The interest intervals can vary in length, up to three months, as determined at the Company’s election. Cash interest on the loans is equal to adjusted LIBOR plus 7.25% per annum. PIK interest is equal to adjusted LIBOR plus 8.0% per annum. At December 31, 2009, the Company had elected the PIK interest provision. $17 in accrued interest has been added to the outstanding principal amount as of December 31, 2009.

The Brazilian bank loans represent various bank loans primarily for working capital purposes and to finance plant expansions.

The $34 Parish of Ascension Industrial Revenue Bonds (“IRBs”) were related to the purchase, construction and installation of air and water pollution control equipment at facilities that are no longer owned by the Company. In the fourth quarter of 2009 the Company redeemed the $34 in face value of the IRB’s for $33 and recognized a net gain on extinguishment of debt of $1.

The Company’s capital leases are included in debt on the Consolidated Balance Sheets and range from one to forty-nine year terms for vehicles, equipment, pipeline, land and buildings. The Company’s operating leases consist primarily of vehicles, equipment, tank cars, land and buildings.

In addition, the Company finances certain insurance premiums. Short-term borrowings under this arrangement were $4 and $7 at December 31, 2009 and 2008, respectively.

Debt Buybacks

During the year ended December 31, 2009, the Company purchased and extinguished $283 in carrying value of outstanding debt for $72. The $283 carrying value of repurchased debt securities consisted of $92 of the Company’s 9.75% second-priority senior secured notes due 2014, $80 of the Company’s floating rate second-priority senior secured notes due 2014, $15 of the Company’s 8.375% unsecured debentures due 2016, $38 in carrying value of the Company’s 9.200% unsecured debentures due 2021, $48 in carrying value of our 7.875% unsecured debentures due 2023 and $10 of the Company’s IRBs due 2009. In connection with these purchases, the Company recognized a net gain on extinguishment of debt of $209 for the year ended December 31, 2009.

In April 2009, a subsidiary of the Company purchased $180 in face value of the outstanding LLC PIK Facility for $24, including accrued interest. In connection with this purchase, the Company recognized a net gain on extinguishment of debt of $145.

Scheduled Maturities

Aggregate maturities of total debt, minimum payments under capital leases and minimum rentals under operating leases at December 31, 2009 for the Company are as follows:

Year	Debt	Minimum Rentals Under Operating Leases	Minimum Payments Under Capital Leases
2010	$83	$29	$2
2011	210	22	2
2012	29	16	2
2013	2,182	12	2
2014	869	9	2
2015 and thereafter	316	27	15

Total minimum payments	$3,689	$115	$25

Less: Amount representing interest			(10)

Present value of minimum payments			15

Rental expense under operating leases amounted to $36, $38 and $31 in the years ended December 31, 2009, 2008 and 2007, respectively.

Covenant Compliance

At December 31, 2009 Hexion Specialty was not in compliance with the Adjusted EBITDA to Fixed Charges Ratio which requires a ratio of greater than 2.0 to 1.0 under the indenture that governs our Second-Priority Senior Secured Notes. Non-compliance with this incurrence test does not represent an event of default. However, based on non-compliance with this test, we may not be able to incur future debt outside of our revolving facility or make acquisitions in certain circumstances.

In addition, we are required to have an Adjusted EBITDA to Fixed Charges ratio of greater than 1.75 to 1.0 to be able to incur additional indebtedness under the terms of the LLC PIK Facility. As of December 31, 2009 we were able to satisfy this incurrence test.

The Company is currently in compliance with all terms of its outstanding indebtedness under its Senior Secured Credit Facility, including the senior secured bank leverage ratio. A failure to comply with the Company’s senior secured bank leverage ratio contained within its Senior Secured Credit Facility, could result in a default, which if not cured or waived, could have a material adverse effect on the Company’s business and financial condition. The Company’s Senior Secured Credit Facility permits a default in its senior secured leverage ratio covenant to be cured by cash contributions to the Company’s capital from the proceeds of equity purchases or cash contributions to the capital of MSC Holdings. The cure amount can be no greater than the amount required for purposes of complying with the covenant, and in each four quarter period, the cure right can only be exercised in three quarters. Any amounts of Apollo’s $200 committed financing (see Note 6) converted to equity to cure a default will reduce the amount of available financing remaining under the $200 financing.

11. Guarantees, Indemnifications and Warranties

Standard Guarantees / Indemnifications

In the ordinary course of business, the Company enters into a number of agreements that contain standard guarantees and indemnities where the Company may indemnify another party for, among other things, breaches of representations and warranties. These guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements, (v) employee benefits services agreements and (vi) agreements with public authorities on subsidies for designated research and development projects. These guarantees or indemnifications are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements, (v) service providers in employee benefits services agreements and (vi) governments or agencies subsidizing research or development. In addition, the Company guarantees some of the payables of its subsidiaries to purchase raw materials in the ordinary course of business.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer for liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities for pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities that are not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that it considers to be probable and reasonably estimable. The amounts recorded at December 31, 2009 and 2008 are not significant.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless they are subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under its guarantees, nor is the Company able to estimate the maximum potential amount of future payments to be made under these guarantees because the triggering events are not predictable.

Our corporate charter also requires us to indemnify, to the extent allowed by New Jersey state corporate law, our directors and officers as well as directors and officers of our subsidiaries and other agents against certain liabilities and expenses incurred by them in carrying out their obligations.

Apollo Indemnification

In March 2009, Momentive and affiliates of Apollo entered into an indemnification agreement. This agreement provides that the Company will indemnify affiliates of Apollo, and affiliates of Apollo will indemnify the Company, against any liabilities arising from actions brought by our respective insurance providers against the other as a result of claims paid on the Huntsman settlement. See Note 6 for additional information regarding indemnification provided by the Company to Apollo under the Management Consulting Agreement.

Warranties

The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against net sales.

12. Commitments and Contingencies

Environmental Matters

The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation at the federal, state and local levels as well as foreign laws and regulations, and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at December 31, 2009 and 2008.

	Number of Sites		Liability		Range of Reasonably Possible Costs
Site Description	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	Low	High
Geismar, LA	1	1	$17	$17	$10	$25
Superfund and offsite landfills—allocated share:
Less than 1%	27	25	1	1	1	2
Equal to or greater than 1%	12	13	7	8	5	13
Currently-owned	22	19	11	9	6	19
Formerly-owned:
Remediation	10	9	2	2	2	12
Monitoring only	7	7	1	1	1	2

	79	74	$39	$38	$25	$73

These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At December 31, 2009 and 2008, $13 and $10, respectively, have been included in Other current liabilities in the Consolidated Balance Sheets with the remaining amount included in Other long-term liabilities.

Following is a discussion of the Company’s environmental liabilities and the related assumptions at December 31, 2009:

Geismar, LA Site—The Company formerly owned a basic chemicals and polyvinyl chloride business that was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest, the general partner interest and the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations for soil and groundwater contamination at BCPOLP’s Geismar, Louisiana site. The Company bears the sole responsibility for these obligations because there are no other potentially responsible parties (“PRP”) or third parties from whom the Company could seek reimbursement.

A groundwater pump and treat system to remove contaminants is operational, and natural attenuation studies are proceeding. If closure procedures and remediation systems prove to be inadequate, or if additional contamination is discovered, costs that would approach the higher end of the range of possible outcomes could result.

Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, a portion of this liability was recorded at its net present value, assuming a 3% discount rate and a time period of 28 years. The range of possible outcomes is discounted in a similar manner. The undiscounted liability, which is expected to be paid over the next 28 years, is approximately $24. Over the next five years, the Company expects to make ratable payments totaling $6.

Superfund Sites and Offsite Landfills—The Company is currently involved in environmental remediation activities at a number of sites for which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company anticipates approximately 50% of the estimated liability for these sites will be paid within the next five years, with the remainder over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and as a result, has little control over the costs and timing of cash flows.

The Company’s ultimate liability will depend on many factors including its share of waste volume, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation and the availability of insurance coverage. The range of possible outcomes takes into account the maturity of each project, resulting in a more narrow range as the project progresses. To estimate both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The Company’s insurance provides very limited, if any, coverage for these environmental matters.

Sites Under Current Ownership—The Company is conducting environmental remediation at a number of locations that it currently owns, of which eight sites are no longer in operation. As the Company is performing a portion of the remediation on a voluntary basis, it has some control over the costs to be incurred and the timing of cash flows. The Company expects to pay approximately $8 of these liabilities within the next five years, with the remainder over the next ten years. The factors influencing the ultimate outcome include the methods of remediation elected, the conclusions and assessment of site studies remaining to be completed, and the time period required to complete the work. No other parties are responsible for remediation at these sites.

Formerly-Owned Sites—The Company is conducting environmental remediation at a number of locations that it formerly owned. The final costs to the Company will depend on the method of remediation chosen and the level of participation of third parties.

In addition, the Company is responsible for a number of sites that require monitoring where no additional remediation is expected. The Company has established reserves for costs related to these sites. Payment of these liabilities is anticipated to occur over the next ten years. The ultimate cost to the Company will be influenced by fluctuations in projected monitoring periods or by findings that are different than anticipated.

Indemnifications—In connection with the acquisition of certain of the Company’s operating businesses, the Company has been indemnified by the sellers against certain liabilities of the acquired businesses, including liabilities relating to both known and unknown environmental contamination arising prior to the date of the purchase. The indemnifications may be subject to certain exceptions and limitations, deductibles and indemnity caps. While it is reasonably possible that some costs could be incurred, except for those sites identified above, the Company has inadequate information to allow it to estimate a potential range of liability, if any.

Non-Environmental Legal Matters

The Company is involved in various legal proceedings in the ordinary course of business and has reserves of $29 and $27 at December 31, 2009 and December 31, 2008, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. At December 31, 2009 and December 31, 2008, $26 and $23, respectively, have been included in Other current liabilities in the Consolidated Balance Sheets with the remaining amount included in Other long-term liabilities.

Following is a discussion of significant non-environmental legal proceedings:

Matters Related to the Terminated Merger Agreement with Huntsman Corporation—

On July 17, 2008, an individual Huntsman shareholder filed suit against Hexion Specialty, Craig O. Morrison, President and Chief Executive Officer, and Joshua J. Harris, Director, in the United States District Court in the Southern District of New York related to matters arising out of the Huntsman Agreement (the “New York Shareholder Action”). The plaintiff in the New York Shareholder Action sought to represent a class of purchasers of Huntsman common stock between May 14, 2008 and June 18, 2008 (the “Class Period”). The complaint alleged that the defendants disseminated false and misleading statements and failed to disclose material facts regarding the merger during the Class Period in violation of U.S. securities laws. In October 2009, the parties reached a settlement agreement which includes payment by Momentive Specialty of $18. At December 31, 2009, Momentive Specialty had accrued a liability of $18, which is included in Terminated merger and settlement (income) expense, net in the Consolidated Statements of Operations. In January 2010, Momentive Specialty negotiated a resolution with its director and officer liability insurance carrier for payment of $8 of the total settlement. Momentive Specialty will record the $8 resolution from its director and officer liability insurance carrier in January 2010.

On September 30, 2009, the Company received a letter from counsel for affiliates of Credit Suisse and Deutsche Bank which demanded payment of the Banks’ legal fees claimed to be in excess of $60 incurred in various litigations associated with the terminated merger of the Company and Huntsman. The Company has rejected the Banks’ demand citing not only the Banks’ material breach of their commitment to fund the merger, but among other things, the Banks’ failure to obtain the Company’s approval of its settlement with Huntsman, the failure to provide a release for any and all liabilities in favor of the Company and the unreasonable amount of the fees sought. At this time, there is inadequate information from which to estimate a potential range of liability, if any.

Brazil Tax Claim—In 1992, the State of Sao Paulo Administrative Tax Bureau issued an assessment against the Company’s Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes. These loans were characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions and the subsidiary filed an administrative appeal seeking cancellation of the assessment. The Administrative Court upheld the assessment in December 2001. In 2002, the subsidiary filed a second appeal with the highest-level Administrative Court, again seeking cancellation of the assessment. In February 2007, the highest-level Administrative Court upheld the assessment. The Company requested a review of this decision. On April 23, 2008, the Brazilian Administrative Tax Tribunal issued its final decision upholding the assessment against the subsidiary. The Company filed an Annulment action in the Brazilian Judicial Courts in May 2008 along with a request for an injunction to suspend the tax collection. The injunction was denied but the Annulment action is being pursued. The Company has pledged certain properties and assets in Brazil during the pendency of the Annulment action in lieu of paying the assessment. The Company continues to believe it has a strong defense against the assessment and does not believe a loss contingency is probable. At December 31, 2009, the amount of the assessment, including tax, penalties, monetary correction and interest, is 64 Brazilian reais, or approximately $37.

Formosa Plant—Several lawsuits were filed in Sangamon County, Illinois in May 2006 against the Company on behalf of individuals injured or killed in an explosion at a Formosa Plastics Corporation (“Formosa”) plant in Illiopolis, Illinois that occurred on April 23, 2004. The Company sold the facility in 1987. The facility was operated by BCPOLP until it was sold to Formosa out of BCPOLP’s bankrupt estate in 2002. In March 2007, an independent federal agency found that operator errors caused the explosion, but that current and former owners could have implemented systems to minimize the impacts from these errors. In March 2008, the Company filed a motion for summary judgment, which is still pending. At this time there is inadequate information from which to estimate a potential range of liability, if any.

Hillsborough County—The Company is named in a lawsuit filed on July 12, 2004 in Hillsborough County, Florida Circuit Court, for an animal feed supplement processing site formerly operated by the Company and sold in 1980. The lawsuit is filed on behalf of multiple residents of Hillsborough County living near the site and it alleges various injuries from exposure to toxic chemicals. The Company does not have adequate information from which to estimate a potential range of liability, if any. The court dismissed a similar lawsuit brought on behalf of a class of plaintiffs in November 2005.

Environmental Institution of Paraná IAP—On August 25, 2009, Governo Do Paraná and the Environmental Institution of Paraná IAP, an environmental agency of the Brazilian government, provided Hexion Quimica Industria, our Brazilian subsidiary, with notice of a potential fine of up to $11 in connection with alleged environmental damages to the Port of Paranagua caused in November 2004 by an oil spill from a shipping vessel carrying methanol purchased by the Company. The investigation as to the cause of the accident has not been finalized. In early October 2009, the Company was granted an injunction precluding the imposition of any fines or penalties by the Paraná IAP. Should the injunction be appealed, the Company believes it has a strong defense and does not believe a loss contingency is probable.

Other Legal Matters—The Company is involved in various other product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings in addition to those described above, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The Company does not believe that it has a material exposure for these claims and believes it has adequate reserves and insurance to cover pending and foreseeable future claims.

Other Commitments and Contingencies

The Company entered into contractual agreements with Shell and other third parties for the supply of site services, utilities, materials and facilities and for operation and maintenance services necessary to operate certain of the Company’s facilities on a stand-alone basis. The duration of the contracts range from less than one year to 20 years, depending on the nature of services. These contracts may be terminated by either party under certain conditions as provided for in the respective agreements; generally, 90 days notice is required for short-term contracts and three years notice is required for longer-term contracts (generally those contracts in excess of five years). Contractual pricing generally includes a fixed and variable component.

In addition, the Company entered into contractual agreements with Shell and other third parties to purchase feedstocks or other services. The terms of these agreements vary from one to ten years and may be extended at the Company’s request and are cancelable by either party as provided for in each agreement. Feedstock prices are based on market prices less negotiated volume discounts or cost input formulas.

The Company is required to make minimum annual payments under these contracts as follows:

Year	Minimum Annual Purchase Commitments
2010	$174
2011	86
2012	58
2013	40
2014	31
2015 and beyond	99

Total minimum payments	488
Less: Amount representing interest	(53)

Present value of minimum payments	$435

13. Pension and Non-Pension Postretirement Benefit Plans

The Company sponsors defined benefit pension plans covering most U.S. employees and certain non-U.S. employees primarily in Canada, Netherlands, Germany, France, Belgium and Malaysia. Benefits under these plans are generally based on eligible compensation and / or years of credited service. Retirement benefits in other foreign locations are primarily structured as defined contribution plans. Effective June 30, 2009, the Company froze the benefits for the non-bargained and some of the bargained participants in the U.S. pension plans. The Company has replaced this benefit with an additional annual employer contribution to the existing defined contribution plan.

The Company also provides non-pension postretirement benefit plans to certain U.S. employees, to Canadian employees and to certain employees in the Netherlands. The U.S. benefit primarily consists of a life insurance benefit for retirees, for which the premiums are paid by the Company. In addition, some U.S. participants are offered the same medical plans as active employees; however, for most participants, the premiums are paid by the retiree. The Canadian plans provide retirees and their dependents with medical and life insurance benefits, which are supplemental benefits to the respective provincial healthcare plan in Canada. The Netherlands’ plan provides a lump sum payment at retirement.

The following table presents the change in benefit obligation, change in plan assets and components of funded status for the Company’s defined benefit pension and non-pension postretirement benefit plans for the years ended December 31:

	Pension Benefits				Non-Pension Postretirement Benefits
	2009		2008		2009		2008
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in Benefit Obligation
Benefit obligation at beginning of year	$276	282	$283	286	$13	4	$14	6
Service cost	4	8	6	8	—	—	—	—
Interest cost	17	16	16	16	1	—	1	—
Actuarial losses (gains)	6	—	(7)	(6)	—	—	(1)	(1)
Foreign currency exchange rate changes	—	10	—	(16)	—	1	—	(1)
Benefits paid	(21)	(8)	(23)	(8)	(1)	—	(1)	—
Plan amendments	—	—	1	—	—	—	—	—
Plan curtailments / settlements	(11)	(1)	—	—	—	—	—	—
Employee contributions	—	1	—	1	—	—	—	—
Transfers in	—	—	—	1	—	—	—	—

Benefit obligation at end of year	271	308	276	282	13	5	13	4
Change in Plan Assets
Fair value of plan assets at beginning of year	156	162	223	149	—	—	—	—
Actual return on plan assets	38	7	(65)	2	—	—	—	—
Foreign currency exchange rate changes	—	6	—	(9)	—	—	—	—
Employer contributions	12	21	21	26	1	—	1	—
Benefits paid	(21)	(8)	(23)	(8)	(1)	—	(1)	—
Employee contributions	—	1	—	1	—	—	—	—
Transfers in	—	—	—	1	—	—	—	—

Fair value of plan assets at end of year	185	189	156	162	—	—	—	—

Funded status of the plan at end of year	$(86)	$(119)	$(120)	$(120)	$(13)	$(5)	$(13)	$(4)

	Pension Benefits				Non-Pension Postretirement Benefits
	2009		2008		2009		2008
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in the Consolidated Balance Sheets at December 31 consist of:
Noncurrent assets	$—	$6	$—	$—	$—	$—	$—	$—
Other current liabilities	(1)	(4)	—	(4)	(1)	—	(1)	—
Long-term pension and post employment benefit obligations	(85)	(121)	(120)	(116)	(12)	(5)	(12)	(4)
Accumulated other comprehensive loss (income)	59	15	89	9	(1)	(6)	(1)	(8)

Net amounts recognized	$(27)	$(104)	$(31)	$(111)	$(14)	$(11)	$(14)	$(12)
Amounts recognized in Accumulated other comprehensive loss (income) at December 31 consist of:
Net actuarial loss (gain)	$59	$8	$90	$—	$—	$(4)	$—	$(6)
Net prior service cost (benefit)	—	7	(1)	9	(1)	(2)	(1)	(2)

Pretax amounts recognized	$59	$15	$89	$9	$(1)	$(6)	$(1)	$(8)
Accumulated benefit obligation	$270	$295	$265	$265
Accumulated benefit obligation for funded plans	268	179	262	157
Pension plans with underfunded or non-funded accumulated benefit obligations at December 31:
Aggregate projected benefit obligation	$271	$131	$276	$123
Aggregate accumulated benefit obligation	270	125	265	115
Aggregate fair value of plan assets	185	7	156	6
Pension plans with projected benefit obligations in excess of plan assets at December 31:
Aggregate projected benefit obligation	$271	$137	$276	$282
Aggregate fair value of plan assets	185	12	156	162

The net accumulated unrecognized actuarial losses relating to the U.S. plans were reduced by $24 for favorable gains on assets versus expected returns during the year ended December 31, 2009. In addition, the net accumulated unrecognized actuarial losses for the U.S. plans decreased by approximately $11 due to curtailments resulting from the plan freezes, which more than offset the unrecognized actuarial loss of $6 relating to the decrease in the discount rate at December 31, 2009 and unfavorable experience. Actuarial losses of $8 for the Non-U.S. plans at December 31, 2009 primarily resulted from unfavorable asset experience and other adjustments.

The foreign currency impact reflected in these rollforward tables are primarily for changes in the euro and Canadian dollar versus the U.S. dollar.

The Pension Protection Act of 2006 (the “2006 PPA”) provides for minimum funding levels on U.S. plans, and plans not meeting the minimum funding requirement may be subject to certain restrictions. During 2009, the Company’s most significant U.S. pension plan was under the minimum funding level as measured under the 2006 PPA, resulting in restrictions on lump sum payments to 50%.

Following are the components of net pension and non-pension postretirement expense (benefit) recognized by the Company for the years ended December 31:

	Pension Benefits
	U.S. Plans			Non-U.S. Plans
	2009	2008	2007	2009	2008	2007
Service cost	$4	$6	$6	$8	$8	$8
Interest cost on projected benefit obligation	17	16	15	16	16	13
Expected return on assets	(14)	(18)	(17)	(10)	(9)	(8)
Amortization of prior service cost	—	—	—	1	1	1
Recognized actuarial loss (gain)	2	—	—	(1)	—	1
Curtailment (gain) loss	(1)	—	—	1	—	—

Net expense	$8	$4	$4	$15	$16	$15

	Non-Pension Postretirement Benefits
	U.S. Plans			Non-U.S. Plans
	2009	2008	2007	2009	2008	2007
Service cost	$—	$—	$—	$—	$—	$—
Interest cost on projected benefit obligation	1	1	1	—	—	—
Amortization of prior service benefit	—	—	(1)	—	(1)	—
Recognized actuarial gain	—	—	—	—	—	(1)
Settlement gain	—	—	—	(1)	—	(1)

Net benefit	$1	$1	$—	$(1)	$(1)	$(2)

The curtailment gain recognized on U.S. pension benefits during the year ended December 31, 2009 related to the U.S. plan freeze previously discussed. The curtailment loss recognized on non-U.S. pension benefits during the year ended December 31, 2009 related to the impact of planned workforce reductions on the Company’s pension plan in the Netherlands. The settlement gains recognized during the years ended December 31, 2009 and 2007 for non-pension postretirement plans resulted from lump sum payments made under the Company’s plan offered to certain associates in the Netherlands.

The following amounts were recognized in other comprehensive income during the year ended December 31, 2009:

	Non-Pension
	Pension Benefits		Postretirement Benefits		Total
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial (gains) losses arising during the year	(29)	7	—	1	(29)	8
Amortization of prior service benefit (cost)	1	(2)	—	—	1	(2)
Amortization of net (losses) gains	(2)	1	—	1	(2)	2

(Gain) loss recognized in other comprehensive income	(30)	6	—	2	(30)	8
Deferred income taxes	—	(1)	—	—	—	(1)

(Gain) loss recognized in other comprehensive income, net of tax	(30)	5	—	2	(30)	7

The amounts in Accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost (benefit) during the next fiscal year are as follows:

	Non-Pension
	Pension Benefits		Postretirement Benefits		Total
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Prior service cost (benefit)	$—	$1	$—	$(1)	$—	$—
Net actuarial loss (gain)	1	(1)	—	—	1	(1)

Determination of actuarial assumptions

The Company’s actuarial assumptions are determined based on the demographics of the population, target asset allocations for funded plans, regional economic trends, statutory requirements and other factors that could impact the benefit obligation and plan assets. For our European plans, these assumptions are set by country, as the plans within these countries have similar demographics, and are impacted by the same regional economic trends and statutory requirements.

The Company merged its three U.S. pension plans at December 31, 2009, and expects to merge the Trusts holding the plan assets in 2010. As a result, the economic actuarial assumptions for these plans at December 31, 2009 were determined based on the demographics of the merged plan, including the Company’s assumptions for expected rate of return on assets and the target asset mix for the plan assets. Prior to 2009, these assumptions were set separately for each plan.

The discount rates selected reflect the rate at which pension obligations could be effectively settled. The Company selects the discount rates based on cash flow models using the yields of high-grade corporate bonds or the local equivalent with maturities consistent with the Company’s anticipated cash flow projections.

The expected rates of future compensation level increases are based on salary and wage trends in the chemical and other similar industries, as well as the Company’s specific long-term compensation targets by country. Input is obtained from the Company’s internal Human Resources group and from outside actuaries. These rates include components for wage rate inflation and merit increases.

The expected long-term rates of return on plan assets are determined based on the plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets, for plans including equity securities. Peer data and historical returns are reviewed and the Company consults with its actuaries, as well as investment professionals, to confirm that the Company’s assumptions are reasonable.

The weighted average rates used to determine the benefit obligations were as follows at December 31:

	Pension Benefits				Non-Pension Postretirement Benefits
	2009		2008		2009		2008
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	5.7%	5.5%	6.1%	5.8%	5.4%	6.3%	6.1%	7.1%
Rate of increase in future compensation levels	4.0%	3.3%	4.0%	3.3%	—	—	—	—
The weighted average assumed health care cost trend rates are as follows at December 31:
Health care cost trend rate assumed for next year	—	—	—	—	8.1%	7.4%	8.0%	7.9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	—	—	—	—	5.1%	4.4%	5.0%	4.9%
Year that the rate reaches the ultimate trend rate	—	—	—	—	2026	2029	2015	2017

The weighted average rates used to determine net periodic pension expense (benefit) were as follows for the years ended December 31:

	Pension Benefits
	U.S. Plans			Non-U.S. Plans
	2009	2008	2007	2009	2008	2007
Discount rate	6.1%	6.1%	5.8%	5.8%	5.5%	4.5%
Rate of increase in future compensation levels	4.0%	4.0%	4.0%	3.3%	3.3%	3.1%
Expected long-term rate of return on plan assets	8.2%	8.3%	8.3%	5.8%	5.8%	5.8%

	Non-Pension Postretirement Benefits
	U.S. Plans			Non-U.S. Plans
	2009	2008	2007	2009	2008	2007
Discount rate	6.1%	6.1%	5.8%	7.1%	5.5%	5.1%

A one-percentage-point change in the assumed health care cost trend rates would change the projected benefit obligation for international non-pension postretirement benefits by $1 and service cost and interest cost by a negligible amount. The impact on U.S. plans is negligible.

Pension Investment Policies and Strategies

The Company’s investment strategy for the assets of its North American defined benefit pension plans is to maximize the long-term return on plan assets using a mix of equities and fixed income investments with a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity and fixed-income investments. For U.S. plans, equity investments are also diversified across U.S. and international stocks, as well as growth, value and small and large capitalization investments, while the Company’s Canadian plan includes a blend of Canadian securities with U.S. and other foreign investments. Investment risk and performance is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset and liability studies.

The Company periodically reviews its target allocation of North American plan assets among the various asset classes. The targeted allocations are based on anticipated asset performance, discussions with investment professionals and on the projected timing of future benefit payments. The target allocations for the Company’s U.S. plans have been aligned for 2010, due to the planned merger of these Trusts.

The Company observes local regulations and customs governing its European pension plans in determining asset allocations, which generally require a blended weight leaning toward more fixed income securities, including government bonds.

	Actual		Target 2010
	2009	2008
Weighted average allocations of U.S. pension plan assets at December 31:
Equity securities	64%	54%	60%
Debt securities	28%	41%	40%
Cash, short-term investments and other	8%	5%	—

	100%	100%	100%

Weighted average allocations of non-U.S. pension plan assets at December 31:
Equity securities	13%	12%	21%
Debt securities	87%	86%	79%
Cash, short-term investments and other	—	2%	—

	100%	100%	100%

Fair Value of Plan Assets

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•	Level 3: Unobservable inputs, for example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

The following table presents U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Fair Value Measurements Using
	2009				2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Large cap equity funds (a)(b)	$26	$33	$—	$59	$18	$25	$—	$43
Small/mid cap equity funds (b)	31	6	—	37	22	4	—	26
Other international equity (b)	—	23	—	23	—	16	—	16
Debt securities/fixed income (c)	—	52	—	52	—	63	—	63
Cash, money market and other (d)	—	14	—	14	—	8	—	8

Total	$57	$128	$—	$185	$40	$116	$—	$156

The following table presents non-U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Fair Value Measurements Using
	2009				2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
U.S. equity (b)	$—	$9	$—	$9	$—	$4	$—	$4
European equity (b)	—	7	—	7	—	5	—	5
Other international equity (b)	—	5	—	5	—	6	—	6
Debt securities/fixed income (b)	—	111	—	111	—	83	—	83
Liability driven investments (c)(e)	—	45	—	45	—	49	—	49
Balanced pooled funds (b)	—	7	—	7		6		6
Pooled insurance products with fixed income guarantee (b)	—	5	—	5	—	4	—	4
Cash, money market and other (d)	—	—	—	—	5	—	—	5

Total	$—	$189	$—	$189	$5	$157	$—	$162

(a)	Level 1 equity securities are valued based on quoted prices in active markets.

(b)	Level 2 equity securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held.

(c)	Level 2 fixed income securities are valued using a market approach that includes various valuation techniques and sources, primarily using matrix/market corroborated pricing based on observable inputs including yield curves and indices.

(d)	Cash, money market and other securities include mutual funds, certificates of deposit and other short-term cash investments for which the share price is $1 or book value is assumed to equal fair value due to the short duration of the investment term.

(e)	Liability driven investments consist of a series of funds designed to provide returns matched to expected future cash flows, and include approximately 70% investments in fixed income securities targeting returns in line with 3-month euribor in the medium term, and 30% swaps, with an underlying portfolio of bonds and cash to counterbalance changes in the value of the swaps.

Projections of Plan Contributions and Benefit Payments

The Company expects to make contributions totaling $34 to its defined benefit pension plans in 2010.

Estimated future plan benefit payments as of December 31, 2009 are as follows:

	Pension Benefits		Non-Pension Postretirement Benefits
Year	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
2010	$24	$8	$1	$1
2011	24	9	1	—
2012	23	10	1	—
2013	23	10	1	—
2014	22	12	1	—
2015-2019	104	76	5	2

The Company has a U.S. defined benefit pension plan that was converted to a cash balance plan prior to 2006. Under the 2006 PPA, cash balance plans are generally not considered to be discriminatory if certain requirements are met; however, plans converted prior to the effective date of the 2006 PPA, such as the Company’s, are not grandfathered under the act. While there has not been any guidance issued regarding cash balance plans converted prior to the effective date of the 2006 PPA, it is possible that the Company’s cash balance plan may need to be modified for the period prior to 2006. Such a requirement may increase the Company’s obligations under the plan, but there is insufficient information at this time to assess the potential impact.

Defined Contribution Plans

The Company sponsors a number of defined contribution plans for its employees, primarily in the U.S., Canada, Europe and in the Asia-Pacific region. Full-time employees are generally eligible to participate immediately and may make pre-tax and after-tax contributions subject to plan and statutory limitations. For certain plans, the Company has the option to make contributions above the match provided in the plan based on financial performance. Due to the economic downturn at the end of 2008, during 2009 the Company suspended for one year the employer match provided to non-bargaining employees and to some bargained employees in its U.S. and Canadian defined contribution plans.

Effective July 1, 2009, the Company introduced an annual retirement contribution (“ARC”) to eligible U.S. associates to replace benefits previously provided under the Company’s defined benefit pension plans, which has been frozen, as previously discussed, for non-bargaining associates and for some bargained associates. The contribution, which will be paid into the existing U.S. defined contribution plan, is a percentage of eligible earnings, ranging from 2% to 7% based on years of service, subject to IRS limitations. The contribution for each year will be made in the second quarter of the following year to eligible associates actively employed with the Company at year-end.

Prior to July 1, 2009 certain U.S. employees received annual employer contributions to the U.S. defined contribution plan based on age and years of service in lieu of a defined benefit pension plan. Under this arrangement, contributions ranged from 1% to 15% on wages up to FICA limits and 2% to 20% on wages in excess of FICA limits. These benefits were eliminated effective July 1, 2009, and were replaced with the ARC (discussed above).

The Company incurred expense for contributions under these plans in 2009, 2008 and 2007 of $9, $15 and $16, respectively.

Non-Qualified and Other Retirement Benefit Plans

The Company provides key executives in some locations with nonqualified benefit plans that provide participants with an opportunity to elect to defer compensation and also provide retirement benefits, or “top-ups”, in cases where executives cannot fully participate in the defined benefit or defined contribution plans because of plan or local statutory limitations. The Company froze benefits under its U.S. Non-Qualified plans beginning January 1, 2009. Most of the Company’s non-qualified benefit plans are unfunded. Prior to the plan freezes, certain deferrals were matched by the Company based on years of service. The liabilities related to defined pension top-ups are included in the previously discussed defined benefit pension disclosures. The Company’s liability for the other components of these non-qualified benefit plans of $8 at December 31, 2009 and 2008, and is included in Other long-term liabilities.

The Company’s German subsidiaries offer an early government subsidized early retirement program to eligible employees called Altersteilzeit or ATZ Plans. The German government provides a subsidy in certain cases where the participant is replaced with a qualifying candidate. The Company has liabilities for these arrangements totaling $4 and $3 for the years ended December 31, 2009 and 2008, respectively. The Company incurred expense for these plans in 2009, 2008 and 2007 of $1, $2 and less than $1, respectively.

Some employees who are not covered by the Company’s U.S. and foreign defined benefit pension plans are covered by collective bargaining agreements, which are generally for five year terms. Under Federal pension law, the Company would have continuing liability to these pension trusts if it ceased all or most of its participation in any of these trusts, and under certain other specified conditions.

Also included in the Consolidated Balance Sheets at December 31, 2009 and 2008 are other post-employment benefit obligations relating to long-term disability and liabilities relating to European jubilee benefit plans of $8 and $5, respectively.

14. Deficit

The Company has 81,879,297 member units outstanding at December 31, 2009.

As of December 31, 2009 and 2008, the Company also has authorized, but unissued, $200 of preferred units and warrants to purchase 28,785,935 common units as of December 31, 2010. The preferred units are perpetual in nature and, once issued, redeemable at the option of the Company. At an IPO of the Company, the Company may elect to pay the redemption price in common stock, valued at the IPO price. The holders of preferred units, once issued, vote together with the holders of common units as a single class. The warrants, once issued, are exercisable at $0.01 per unit at any time for 10 years and are subject to customary anti-dilution protection. See also Note 6.

In December 2008, in connection with the settlement agreement with Huntsman, affiliates of Apollo paid a $200 settlement payment, while reserving all rights with respect to reallocation of the payments to certain other affiliates of Apollo. The $200 settlement payment made by Apollo has been treated as an expense by the Company with the credit to Deficit at December 31, 2008. This settlement was considered an expense of the Company as the liability was joint and several between the Company and Apollo and the settlement by Apollo was caused by its relationship with the Company as a principal shareholder.

In 2006, the Company declared a dividend to its Members of $500 in connection with the debt refinancing in November of the same year. Approximately $480, funded from the proceeds of newly issued debt, was paid in

2006. In conjunction with the Hexion Formation, the Company declared a dividend to its Members of $582, of which $554 was paid during 2005. The dividend was funded through a combination of cash, proceeds from the issuance of preferred stock, and from amounts borrowed under the Company’s credit facility. $10, $2 and $13 was paid in 2009, 2008 and 2007, respectively. Distributions voluntarily forfeited and distributions that are no longer payable on forfeited unvested options totaled $1 and $8 in 2009 and 2008, respectively. The remainder is expected to be paid on stock options, as they vest, through 2013 and is classified in Other current liabilities.

15. Stock Option Plans and Stock Based Compensation

Summary of Plans

Prior to the Hexion Formation, Resolution Performance, Resolution Specialty and BHI Acquisition (now Momentive Specialty Chemicals Holdings LLC) maintained five stock-based compensation plans: the Resolution Performance 2000 Stock Option Plan (the “Resolution Performance Plan”), the Resolution Performance 2000 Non-Employee Directors Option Plan (the “Resolution Performance Director Plan”), the Resolution Performance Restricted Unit Plan (the “Resolution Performance Unit Plan”), the Resolution Specialty 2004 Stock Option Plan (the “Resolution Specialty Plan”) and the BHI Acquisition 2004 Stock Incentive Plan (the “Borden Chemical Plan”). In addition to these plans, the Company maintains a stock-based deferred compensation plan. The options granted under each of the option plans were to purchase common stock of the parent company of each of the respective companies. Upon the Hexion Formation, the stock options under the Resolution Performance Plan, the Resolution Performance Director Plan, the Resolution Performance Unit Plan and Resolution Specialty Plan were exchanged for an equivalent number of options to purchase Momentive Specialty Chemicals Holdings LLC based on relative fair value.

Resolution Performance Plan and Resolution Performance Director Plan

Resolution Performance adopted stock option plans under which options related to 727,134 shares on a post-combination and reverse split basis are available for grant. The right to grant options under these plans will expire in 2010, but the Company does not intend to make any future grants from these plans. Options granted under these plans were all nonqualified stock options. One third of the options granted vest ratably over a five-year period, while the remaining options (the “Resolution Performance Options”) vest after the eighth anniversary of the grant date. The Resolution Performance Options provided for accelerated vesting upon the sale of Resolution Performance and the achievement of certain financial targets. At the time of the Hexion Formation, these financial targets were not met, so vesting of the Resolution Performance Options was not accelerated. Options under both plans were granted at the fair market value on the date of the grant and expire thirty days following the eighth anniversary of the grant date. At the time of the Hexion Formation, all options that were granted to Resolution Performance directors under the Resolution Performance Director Plan vested and became exercisable. In December 2008, 337,506 stock option awards granted in 2000 and 2001 were modified to extend the option expiration date one year and 11 months. There was no incremental compensation cost resulting from the modification.

Resolution Performance Unit Plan

A grant of the equivalent of 191,276 Momentive Specialty Chemicals Holdings LLC restricted units was made under the Resolution Performance Unit Plan to Mr. Schlanger, former Chairman and Chief Executive Office of Resolution Performance on November 14, 2000. Mr. Schlanger’s rights under the plan are fully vested and nonforfeitable. The restricted units were distributed to Mr. Schlanger in January 2009.

Resolution Specialty Plan

In August 2004, Resolution Specialty created the Resolution Specialty Plan under which options for 1,027,197 shares on a post-combination and reverse split basis are available for grant. The right to grant options under the option plan will expire in 2014, but the Company does not intend to make any future grants from this plan. Options granted under this plan were nonqualified stock options. One third of the options vest ratably over a five-year period. The remaining options were immediately vested upon the achievement of certain performance criteria as a result of the Hexion Formation. Options were granted at the fair market value on the date of the grant and expire thirty days following the eighth anniversary of the grant date.

Borden Chemical Plan

In August 2004, BHI Acquisition adopted the Borden Chemical Plan, under which up to 3,670,635 options to purchase Momentive Specialty Chemicals Holdings LLC units are available for grant to employees, consultants and independent directors of Momentive. At December 31, 2009, there were 1,590,402 options under the Borden Chemical Plan available for future grant. The right to grant options under this plan will expire in 2014, but the Company does not intend to make any future grants from this plan. On August 12, 2004, Momentive Specialty Chemicals Holdings LLC granted options to purchase 2,519,860 Momentive Specialty Chemicals Holdings LLC member units, half of which vest ratably over a five-year period (the “Non-Performance Options”), while the remainder (the “Performance Options”) vest after the eighth anniversary of the grant date. The Performance Options provide for accelerated vesting upon the sale of the Company and the achievement of certain financial targets. The options were granted at fair value, and were initially designated as liability awards as the value was determined by a formula. The options expire on the tenth anniversary of the grant date. As of December 31, 2009, approximately 1,025,368 units of the Non-Performance options had fully vested.

Hexion 2007 Long-Term Incentive Plan

On April 30, 2007, the Board of Managers of Momentive Specialty Chemicals Holdings LLC adopted the Hexion LLC 2007 Long-Term Incentive Plan (the “2007 Plan”). The 2007 Plan provides for the grant of options to purchase units (with performance conditions) and restricted unit awards to selected employees of the Company. Options granted under the 2007 Plan cover common units of Momentive Specialty Chemicals Holdings LLC and will become vested only if Apollo realizes certain internal rates of return on its investment in the Company from a sale or other transfer to independent third parties of a majority interest in Momentive Specialty Chemicals Holdings LLC (the “performance condition”). Restricted unit awards granted under the 2007 Plan are payable on a one-for-one basis in common units of Momentive Specialty Chemicals Holdings LLC and will generally vest on the third or fourth anniversary of the grant date, subject to accelerated vesting on a change in control of Momentive Specialty Chemicals Holdings LLC. Restricted unit awards include the right to receive cash dividends (subject to the same vesting requirements as the underlying units), and any units that become vested will generally be paid upon a termination of the award recipient’s employment. A maximum of 1,700,000 common units of Momentive Specialty Chemicals Holdings LLC may be subject to all awards granted under the 2007 Plan. At December 31, 2009, there were 1,111,500 awards under the 2007 Plan available for grant. On April 30, 2007, Momentive Specialty Chemicals Holdings LLC granted 170,000 restricted unit awards and options to purchase 676,000 units (with performance conditions). Half of the restricted unit awards vest over three years, while the other half vest over four years. The options expire on the eighth anniversary of the grant date.

Financial Statement Impact

Share-based compensation expense is recognized, net of estimated forfeitures, over the requisite service period on a straight-line basis. The Company adjusts compensation expense periodically for forfeitures.

When it filed a registration statement with the SEC in 2005, the Company became subject to the measurement requirements as a public company and consequently remeasured its liability designated awards. In addition, modifications to the awards under the 2004 Incentive Plan and the stock-based deferred compensation plan were made for the value of the awards to be determined by fair market value instead of by formula. Also, certain directors’ options that were granted under the Resolution Performance Plan and Resolution Specialty Plan, which would have been forfeited upon the Hexion Formation, were modified to allow immediate vesting. These equity modifications impacted the options held by 195 participants.

The Company recognized share-based compensation expense of $5 for each of the years ended December 31, 2009, 2008 and 2007, all of which is the result of the remeasurement and modifications. The amounts are included in Selling, general and administrative expense in the Consolidated Statements of Operations. The Company expects additional compensation expense of $7, which will be recognized over the vesting period of the underlying share-based awards. $5 is expected to be recognized ratably over a weighted-average period of 2.5 years, while the remaining $2 will be recognized upon an initial public offering or other future contingent event.

Fair Value

The fair value of 2007 option award grants was calculated at the grant date using a modified Black-Scholes pricing model. Following is a summary of assumptions used to calculate fair value for the year ended December 31, 2007:

2007
Risk-free weighted average interest rates	4.47%
Expected lives (years)	4.3
Dividend rate	0.0%
Volatility	27.6%

The expected lives represent the period of time the Company believes the options will be outstanding. Expected volatility was based on a calculation that factored historical daily volatility and the implied volatility of comparable public companies. The fair value of the Company’s common units was calculated using a multiple of EBITDA (earnings before interest, income taxes, depreciation and amortization) approach, which is a valuation technique commonly used by the investment banking community. Under this technique, estimated enterprise values are the result of an EBITDA multiple derived from comparable company multiples applied to an appropriate EBITDA amount. The equity value is then calculated by subtracting the amount of debt from the calculated enterprise value.

The fair value of 2007 restricted unit awards is based upon the fair value of the Company’s common units at the grant date.

Options Activity

Following is a summary of the Company’s stock option plan activity for the year ended December 31, 2009:

	Momentive Specialty Chemicals Holdings LLC Common Units	Weighted Average Exercise Price	Intrinsic Value
Options outstanding at December 31, 2008	3,567,975	$7.11	$—
Options granted	—	$—
Options exercised	—	$—
Options forfeited	(267,722)	$7.58

Options outstanding at December 31, 2009	3,300,253	$7.07	$—

Exercisable at December 31, 2009	1,726,231	$6.50	$—
Expected to vest at December 31, 2009	3,176,709	$7.11	$—

At December 31, 2009, exercise prices for options outstanding ranged from $3.51 to $29.42 with a weighted average remaining contractual life of 4.1 years. The weighted average remaining contractual life for options exercisable and options expected to vest was 3.5 and 4.1 years, respectively.

The weighted-average per share grant date fair value of options granted during 2007 was $1.76. The total amount of cash received and total intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) of options exercised during the years ended December 31, 2009, 2008 and 2007 was $0, less than $1 and $1, respectively.

Restricted Unit Activity

Following is a summary of the Company’s restricted unit plan activity for the year ended December 31, 2009:

	Momentive Specialty Chemicals Holdings LLC Common Units	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2008	141,000	$10.81
Restricted units granted	—	—
Restricted units vested	—	—
Restricted units forfeited	(25,000)	$10.81

Nonvested at December 31, 2009	116,000	$10.81

The weighted average remaining contractual life for restricted units outstanding was 0.8 years.

Stock-Based Deferred Compensation Plan

In 2004, in connection with the acquisition of Borden Chemical by Apollo, certain key employees of the Company deferred the receipt of compensation and were credited with a number of deferred stock units that were equal in value to the amount of compensation deferred. In total, the Company granted 1,007,944 deferred common stock units under the Hexion LLC 2004 Deferred Compensation Plan (the “2004 DC Plan”), which is an unfunded plan. Each unit gives the grantee the right to one common stock unit of Momentive Specialty Chemicals Holdings LLC. Under the 2004 DC Plan, the deferred common stock units are not distributed to participants until their employment with the Company ends. At December 31, 2009, there were 798,841 undistributed units under the 2004 DC Plan.

16. Income Taxes

Income tax (benefit) expense detail for continuing operations for the years ended December 31 is as follows:

	2009	2008	2007
Current
Federal	$—	$(6)	$—
State and local	3	(4)	3
Foreign	6	6	43

Total current	9	(4)	46
Deferred
Federal	(7)	1	1
State and local	—	—	(6)
Foreign	(6)	(20)	(5)

Total deferred	(13)	(19)	(10)

Income tax expense (benefit)	$(4)	$(23)	$36

A reconciliation of the differences between income taxes for continuing operations that were computed at the federal statutory tax rate of 35% and provisions for income taxes for the years ended December 31 follows:

	2009	2008	2007
Income tax expense (benefit) computed at federal statutory tax rate	$67	$(436)	$(22)
State tax provision, net of federal benefits	2	2	2
Foreign tax rate differential	(5)	2	3
Foreign source income subject to U.S. taxation	1	3	—
Losses and other (income) expenses not deductible for tax	(8)	116	(6)
(Decrease) increase in the taxes due to changes in valuation allowance	(54)	303	67
Additional tax (benefit) expense on foreign unrepatriated earnings	(1)	(1)	1
Changes in enacted tax rates	(2)	(1)	(9)
Adjustments of prior year estimates and other	(4)	(11)	—

Income tax (benefit) expense	$(4)	$(23)	$36

For the year ending December 31, 2008, losses and other expenses not deductible for tax include the $200 non-cash push-down of settlement costs paid by Apollo (see Note 3) and increases in unrecognized tax benefits related to various intercompany transaction costs. The Company is reviewing the deductibility of these intercompany transaction costs and has not recognized a related tax benefit at December 31, 2009.

The domestic and foreign components of the income (loss) from continuing operations before income taxes for the years ended December 31 is as follows:

	2009	2008	2007
Domestic	$203	$(1,059)	$(177)
Foreign	(14)	(187)	113

	$189	$(1,246)	$(64)

The tax effects of significant temporary differences and net operating loss and credit carryforwards, which comprise the deferred tax assets and liabilities at December 31, is as follows:

	2009	2008
Assets
Non-pension post-employment	$9	$8
Accrued and other expenses	86	65
Loss and credit carryforwards	885	884
Pension liabilities	38	56

Gross deferred tax assets	1,018	1,013
Valuation allowance	(612)	(683)

Net deferred tax asset	406	330
Liabilities
Property, plant and equipment	(186)	(210)
Unrepatriated earnings of foreign subsidiaries	(73)	(99)
Intangibles	(147)	(144)
Deferred income from extinguishment of debt	(118)	—

Gross deferred tax liabilities	(524)	(453)

Net deferred tax liability	$(118)	$(123)

The following table summarizes the presentation of the net deferred tax liability on the Consolidated Balance Sheets at December 31:

	2009	2008
Assets
Current deferred income taxes (Other current assets)	$17	$2
Long-term deferred income taxes (Other assets)	13	17

Liabilities
Current deferred income taxes (Other current liabilities)	(3)	(5)
Long-term deferred income taxes	(145)	(137)

Net deferred tax liability	$(118)	$(123)

As of December 31, 2009, the Company has a $612 valuation allowance for a portion of its net deferred tax assets that management believes, more likely than not, will not be realized. The Company’s deferred tax assets include federal, state and foreign net operating losses carryforwards, deferreds deductions, and alternative minimum tax credits. The federal net operating loss carryforwards available are $1,485, which expire starting in 2020. The Company also has federal deferred interest expense deductions of $547 (included in the loss and credit carryforward $885 amount) which are subject to limitations on deductibility but which carryforward indefinitely.; as well as federal capital loss carryforwards of $63, which were generated in 2005 and will begin to expire in 2010. In addition, the Company has federal alternative minimum tax credits of $2 which do not expire. $488 of the $612 valuation allowance has been provided against these items. The Company had undistributed earnings of certain foreign subsidiaries of $200, on which deferred taxes have not been provided because these earnings are considered permanently invested outside of the United States.

The following table summarizes the changes in the valuation allowance for the years ending December 31, 2009 and 2008:

	Balance at Beginning of Period	Changes in related Gross Deferred Tax Assets/ Liabilities	Charge/ Release	Balance at End of Period
Valuation allowance on Deferred tax assets:
Year ended December 31, 2007	$259	$8	$141	$408
Year ended December 31, 2008	408	37	238	683
Year ended December 31, 2009	683	(54)	(17)	612

Examination of Tax Returns

The Company conducts business globally and, as a result, certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities throughout the world, including major jurisdictions such as Belgium, Brazil, Canada, the Czech Republic, France, Germany, Italy, South Korea, Netherlands and the United States.

The Company is no longer subject to U.S. federal examinations for years before December 31, 2007; however, certain state and foreign tax returns are under examination by various regulatory authorities.

The Company continuously reviews issues that are raised from ongoing examinations and open tax years to evaluate the adequacy of its liabilities. As the various taxing authorities continue with their audit/examination programs, the Company will adjust its reserves accordingly to reflect these settlements.

Unrecognized Tax Benefits

Effective January 1, 2007, the Company adopted new guidance on accounting for uncertainty in income taxes. Upon adoption, the Company recorded $4 as an increase to Accumulated deficit for the cumulative effect of adoption. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008
Balance at beginning of year	$57	$15
Additions based on tax positions related to the current year	7	45
Additions for tax positions of prior years	2	—
Reductions for tax positions of prior years	(6)	(3)
Settlements	—	—

Balance at end of year	$60	$57

During the year ended December 31, 2009, the company increased its amount of unrecognized tax benefits, including its accrual for interest and penalties, by $4 for various intercompany transactions and prior year changes in estimates. During the years ended December 31, 2009, 2008 and 2007, the Company recognized approximately $1, $(1) and $2, respectively, in interest and penalties. The Company had approximately $22 and $21 accrued for the payment of interest and penalties at December 31, 2009 and 2008, respectively. $60 of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Company anticipates recognizing a range of $3 to $40 of the total amount of unrecognized tax benefits within the next 12 months as a result of negotiations with foreign jurisdictions and completion of foreign and U.S. state audit examinations.

17. Summarized Financial Information of Unconsolidated Affiliates

Summarized financial information of unconsolidated affiliates Asia Dekor Borden (Hong Kong) Chemical Company and Hexion UV Coatings (Shanghai) Co., Ltd as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Current assets	$18	$18
Noncurrent assets	3	3
Current liabilities	8	3
Equity	13	18

Net sales	$25	$35	$30
Gross profit	6	8	10
Pre-tax income	4	5	8
Net income	4	5	7

18. Segment Information

The Company’s business segments are based on the products that the Company offers and the markets that it serves. At December 31, 2009, the Company had four reportable segments: Epoxy and Phenolic Resins, Formaldehyde and Forest Products Resins, Coatings and Inks and Performance Products. A summary of the major products of the Company’s reportable segments follows:

•	Epoxy and Phenolic Resins: basic epoxy resins and intermediates, composite and epoxy specialty resins, Versatic acids and derivatives, phenolic specialty resins and molding compounds

•	Formaldehyde and Forest Products Resins: forest products resins and formaldehyde applications

•	Coatings and Inks: polyester resins, alkyd resins, acrylic resins, vinylic resins and ink resins and additives

•	Performance Products: phenolic encapsulated substrates for oilfield and foundry applications

Reportable Segments

Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted to exclude certain non-cash and certain non-recurring expenses. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Corporate and Other is primarily corporate general and administrative expenses that are not allocated to the segments.

Net Sales to Unaffiliated Customers for the years ended December 31 (1)(2) :

	2009	2008	2007 (3)
Epoxy and Phenolic Resins	$1,702	$2,432	$2,370
Formaldehyde and Forest Products Resins	1,184	2,033	1,776
Coatings and Inks	888	1,248	1,332
Performance Products	256	380	332

Total	$4,030	$6,093	$5,810

Segment EBITDA for the years ended December 31 (2) :

	2009	2008	2007 (3)
Epoxy and Phenolic Resins	$190	$192	$334
Formaldehyde and Forest Products Resins (4)	108	194	177
Coatings and Inks (4)	58	35	81
Performance Products	80	90	73
Corporate and Other	(51)	(50)	(54)

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.

(2)	Net sales and Segment EBITDA include the results of the Orica A&R Acquisition and Arkema Acquisition from February 1, 2007, and November 1, 2007, respectively.

(3)	Certain of the Company’s product lines have been realigned, resulting in reclassifications among segments. Prior period balances have been reclassified to conform to current presentations.

(4)	Included in Formaldehyde and Forest Products Resins Segment EBITDA are Earnings from unconsolidated entities, net of taxes of less than $1, $1 and $1 for the years ended December 31, 2009, 2008 and 2007, respectively. Included in Coatings and Inks Segment EBITDA are Earnings from unconsolidated entities, net of taxes of $2, $1 and $3 for the years ended December 31, 2009, 2008 and 2007, respectively.

Depreciation and Amortization Expense for the years ended December 31 (1) :

	2009	2008	2007
Epoxy and Phenolic Resins	$97	$105	$107
Formaldehyde and Forest Products Resins	70	76	66
Coatings and Inks	24	33	30
Performance Products	11	11	11
Corporate and Other	7	12	16

Total	$209	$237	$230

Total Assets as of December 31 (1):

	2009	2008
Epoxy and Phenolic Resins	$1,564	$1,658
Formaldehyde and Forest Products Resins	1,259	1,158
Coatings and Inks	465	540
Performance Products	212	221
Corporate and Other	29	153

Total	$3,529	$3,730

Capital Expenditures for the years ended December 31 (1)(2) :

	2009	2008	2007
Epoxy and Phenolic Resins	$41	$60	$60
Formaldehyde and Forest Products Resins	69	46	32
Coatings and Inks	15	19	22
Performance Products	7	4	4
Corporate and Other	4	5	5

Total	$136	$134	$123

(1)	Certain of the Company’s product lines have been realigned, resulting in reclassifications among segments. Prior period balances have been reclassified to conform to current presentations.

(2)	Includes capitalized interest costs that are incurred during the construction of property and equipment.

Reconciliation of Segment EBITDA to Net Income (Loss):

	Year Ended December 31,
	2009	2008	2007
Segment EBITDA:
Epoxy and Phenolic Resins	$190	$192	$334
Formaldehyde and Forest Products Resins	108	194	177
Coatings and Inks	58	35	81
Performance Products	80	90	73
Corporate and Other	(51)	(50)	(54)

Reconciliation:
Items not included in Segment EBITDA
Terminated merger and settlement income (expense), net	62	(1,027)	—
Integration costs	—	(27)	(39)
Non-cash charges	3	(5)	(22)
Unusual items:
(Losses) gains on divestiture of assets	(6)	3	6
Purchase accounting effects/inventory step-up	—	—	(1)
Business realignments	(56)	(41)	(21)
Asset impairments	(49)	(21)	(34)
Derivative settlements	—	(37)	—
Other	(49)	(12)	(21)

Total unusual items	(160)	(108)	(71)

Total adjustments	(95)	(1,167)	(132)
Interest expense, net	(247)	(306)	(311)
Gain on extinguishment of debt	354	—	—
Income tax benefit (expense)	4	23	(36)
Depreciation and amortization	(209)	(237)	(230)

Net income (loss) attributable to Momentive Specialty Chemicals Holdings LLC	192	(1,226)	(98)
Net income attributable to noncontrolling interest	3	5	2

Net income (loss)	$195	$(1,221)	$(96)

Items not included in Segment EBITDA

In 2009, Terminated merger and settlement income, net primarily includes reductions on certain of the Company’s merger related service provider liabilities and the pushdown of Apollo’s recovery of $37 in insurance proceeds in 2009 related to the $200 settlement payment made by Apollo that was treated as a pushdown of shareholder expense in 2008. These amounts were partially offset by legal and consulting costs and legal contingency accruals related to the New York Shareholder Action. In 2008, Terminated merger and settlement expense, net primarily represented accounting, consulting, tax and legal costs related to the terminated Huntsman merger and related litigation, including the $550 payment to Huntsman to terminate the merger and settle litigation and the non-cash push-down of settlement costs paid by Apollo of $200. Terminated merger and settlement costs also include the write-off of previously deferred acquisition costs.

Integration costs primarily represent redundancy and incremental administrative costs for integration programs as a result of the Hexion Formation and recent acquisitions, as well as costs to implement a single, company-wide, management information and accounting system and a new consolidations and financial reporting system.

Non-cash charges primarily represent stock-based compensation expense, accelerated depreciation on closing facilities and unrealized derivative and foreign exchange gains and losses.

Not included in Segment EBITDA are certain non-cash and certain non-recurring income or expenses that are deemed by management to be unusual in nature. For 2009, these items consisted of business realignment costs primarily related to expenses from the Company’s productivity program, asset impairments, realized foreign exchange gains and losses and the effects of purchase accounting adjustments related to Borden Chemical, Inc. For 2008, these items consisted of asset impairments, business realignment costs, derivative settlements, realized foreign exchange gains and losses, management fees, a gain on the sale of a portion of the Company’s ownership in HAI, a gain on the sale of certain assets of a non-core product line and the effects of purchase accounting adjustments related to Borden Chemical, Inc. For 2007, these items consisted of asset impairments, gains on sale of assets, a gain on the sale of a portion of the Company’s ownership in HAI, business realignment costs, income related to the European solvent coating resins business, management fees, realized foreign currency activity, costs to settle a lawsuit and the effects of purchase accounting adjustments related to Borden Chemical, Inc.

Geographic Information

Sales to Unaffiliated Customers for the years ended December 31 (1) :

	2009	2008	2007
United States	$1,634	$2,557	$2,466
Netherlands	846	1,222	1,194
Germany	282	494	399
Canada	165	276	330
Other international	1,103	1,544	1,421

Total	$4,030	$6,093	$5,810

(1)	Sales are attributed to the country in which the individual business locations reside.

Long-Lived Assets as of December 31:

	2009	2008
United States	$569	$644
Netherlands	303	316
Germany	135	146
Canada	68	62
Other international	387	316

Total	$1,462	$1,484

Product Line Information

Net Sales to Unaffiliated Customers for the years ended December 31:

	2009	2008	2007
Epoxy resins and intermediates	$1,092	$1,501	$1,449
Forest products resins	885	1,478	1,288
Coating products	608	845	937
Phenolic specialty resins	374	630	608
All other (1)	1,071	1,639	1,528

Total	$4,030	$6,093	$5,810

(1)	Net sales of other product lines that individually account for less than 10% of consolidated Net sales.

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members of

Momentive Specialty Chemicals Holdings LLC:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Momentive Specialty Chemicals Holdings LLC (formerly known as Hexion LLC) and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Columbus, Ohio

April 15, 2010, except for the sixth paragraph of Footnote 1 as to which the date is November 11, 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the Securities and Exchange Commission (the “SEC”) registration fee and the FINRA filing fees.

SEC registration fee
FINRA filing fee listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We expect that the certificate of incorporation adopted by us prior to the consummation of this offering (the “Charter”) will provide that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or other distributions pursuant to Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

We also expect our Charter will further provide that any repeal or modification of such article by our stockholders or an amendment to the DGCL will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

We expect that our bylaws adopted by us prior to the consummation of this offering will provide that we will indemnify each of our directors and officers, certain employees, and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines, and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving us as a director, officer or employee, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We expect the bylaws will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, we expect the bylaws will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of our charter, or our bylaws, agreement, vote of stockholders or otherwise. Furthermore, our bylaws will authorize us to provide insurance for our directors, officers, and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the DGCL or the bylaws.

In connection with the sale of common stock being registered hereby, we intend enter into indemnification agreements with each of our directors and certain of our executive officers. These agreements generally will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our Charter and bylaws.

We also maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers, and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Set forth below is certain information regarding securities issued by the Registrant during the last three years in transactions that were not registered under the Securities Act of 1933, as amended (the “Securities Act”), including the consideration, if any, received by the Registrant for such issuances.

Since our formation, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings. Each of these transactions was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated thereunder, as transactions by an issuer not involving a public offering. With respect to each transaction listed below, no general solicitation was made by either the Registrant or any person acting on its behalf; the recipient of our securities agreed that the securities would be subject to the standard restrictions applicable to a private placement of securities under applicable state and federal securities laws; and appropriate legends were affixed to the certificates issued in such transactions.

On October 1, 2010, the Registrant issued 197,588,620 common units to the then existing holders of common stock of Momentive Performance Materials Holdings Inc. (which will have changed its name to MPM Intermediate Holdings Inc prior to the consummation of the offering of the securities being registered pursuant to the Registration Statement), and 81,934,678.39 common units to the then existing holders of common units of Hexion LLC (now known as, Momentive Specialty Chemicals Holdings, LLC), in connection with the closing of the transactions contemplated by the Combination Agreement, dated as of September 11, 2010, by and among Momentive Performance Materials Holdings Inc., Hexion LLC, Mercury Sub 1 LLC, Mercury Sub 2 LLC, Hexion Newco 1 LLC and Hexion Newco 2 LLC. The issuance of these securities was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

In connection with the consummation of this offering, we will convert from a limited liability company to a corporation. As part of the corporate conversion, each of our common units (and will be converted into              shares of our common stock, and any options or warrants exercisable for our common units will thereafter instead be exercisable for shares of our common stock The issuance of these securities will be effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

Item 16. Exhibits

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the

Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on April 21, 2011.

MOMENTIVE PERFORMANCE MATERIALS HOLDINGS LLC

By:	/S/ WILLIAM H. CARTER
Name: William H. Carter
Title: Executive Vice President and Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and officers of Momentive Performance Materials Holdings LLC (the “Company”), hereby severally constitute and appoint Craig O. Morrison, William H. Carter and Douglas A. Johns, and each of them individually, our true and lawful attorneys, with full power to them, and to each of them individually, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act, in connection with the registration under the Securities Act, of our equity securities, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated:

Signature	Title	Date

/S/ CRAIG O. MORRISON Craig O. Morrison	Director, President and Chief Executive Officer	April 21, 2011

/S/ WILLIAM H. CARTER William H. Carter	Director, Executive Vice President and Chief Financial Officer (principal accounting officer)	April 21, 2011

/S/ JOSHUA J. HARRIS Joshua J. Harris	Director	April 21, 2011

/S/ SCOTT M. KLEINMAN Scott M. Kleinman	Director	April 21, 2011

/S/ JORDAN C. ZAKEN Jordan C. Zaken	Director	April 21, 2011

/S/ STAN PARKER Stan Parker	Director	April 21, 2011

Signature	Title	Date

/S/ ROBERT V. SEMINARA Robert V. Seminara	Director	April 21, 2011

/S/ DAVID B. SAMBUR David B. Sambur	Director	April 21, 2011

/S/ MARVIN O. SCHLANGER Marvin O. Schlanger	Director	April 21, 2011

/S/ JONATHAN RICH Jonathan Rich	Director	April 21, 2011

/S/ WILLIAM H. JOYCE William H. Joyce	Director	April 21, 2011

/S/ KENNETH CORDELL Kenneth Cordell	Director	April 21, 2011

/S/ ROBERT DUFFY Robert Duffy	Director	April 21, 2011

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith
2.1*	Form of Certificate of Incorporation of the Company to be effective upon consummation of this offering

2.2*	Form of Bylaws of the Company to be effective upon consummation of this offering

2.3††	Transaction Agreement dated as of April 22, 2005 among RPP Holdings, Resolution Specialty Materials Holdings LLC, BHI Acquisition Corp., BHI Merger Sub One, BHI Merger Sub Two Inc. and Borden Chemical Inc.	S-1		2.1	7/15/2005

2.4	Stock and Asset Purchase Agreement, dated as of September 14, 2006, by and between General Electric Company and Momentive Performance Materials Holdings Inc.	S-4	333-146093	2.1	9/14/2007

2.5	Amendment to Stock and Asset Purchase Agreement, dated as of December 3, 2006, by and between General Electric Company and Momentive Performance Materials Holdings Inc.	S-4	333-146093	2.2	9/14/2007

2.6††	SOC Resins Master Sale Agreement dated July 10, 2000 among Shell Oil Company, Resin Acquisition, LLC and Shell Epoxy Resins Inc.	S-4	333-57170	2.1	3/16/2001

2.7††	SPNV Resins Sale Agreement dated as of September 11, 2000 between Shell Petroleum N.V. and Shell Epoxy Resins Inc.	S-4	333-57170	2.2	3/16/2001

2.8	Assignment and Assumption Agreement dated November 13, 2000 between Shell Epoxy Resins Inc. and Shell Epoxy Resins LLC	S-4	333-57170	2.3	3/16/2001

2.9	Assignment and Assumption Agreement dated November 14, 2000 between Resin Acquisition, LLC and RPP Holdings LLC	S-4	333-57170	2.4	3/16/2001

2.10	Combination Agreement between Momentive Performance Materials Holdings Inc., Hexion LLC, Mercury Sub 1 LLC, Mercury Sub 2, LLC, Hexion Newco 1, LLC and Hexion Newco 2, LLC dated as of September 11, 2010	8-K	001-00071	99.1	9/13/2010

4.1*	Form of Common Stock Certificate to be effective upon consummation of this offering

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit		Filing Date	Filed Herewith

4.2	Form of Indenture between Borden, Inc. and The First National Bank of Chicago, as Trustee, dated as of January 15, 1983, as supplemented by the First Supplemental Indenture dated as of March 31, 1986, and the Second Supplemental Indenture, dated as of June 26, 1996, relating to the $200,000,000 8 3/8% Sinking Fund Debentures due 2016	S-3 10-Q	33-4381 001-00071	(4 (4	)(a) and (b) )(iv)	8/14/1996

4.3	Form of Indenture between Borden, Inc. and The Bank of New York, as Trustee, dated as of December 15, 1987, as supplemented by the First Supplemental Indenture dated as of December 15, 1987, the Second Supplemental Indenture dated as of February 1, 1993 and the Third Supplemental Indenture dated as of June 26, 1996.	S-3 10Q	33-45770 0001-00071	(4 (4	)(a) and (b) )(iii)	8/14/1996

4.4	Indenture dated. as of November 3, 2006 among Hexion U.S. Finance Corp., Hexion Nova Scotia Finance, ULC, the Company, the guarantors named therein and Wilmington Trust Company, as trustee, related to the $200,000,000 second-priority senior secured floating rate notes due 2014 and the $625,000,000 9 3/4% second-priority senior secured notes due 2014.	10-Q	001-0071	4.3		11/14/2006

4.5	First Supplemental Indenture, dated as of October 23, 2008, by and among Hexion U.S. Finance Corp., Hexion Nova Scotia Finance, ULC, Hexion Specialty Chemicals, Inc., the guarantors party thereto and Wilmington Trust Company, supplementing that certain Indenture dated as of November 3, 2006, pursuant to which the Second-Priority Senior Secured Floating Rate Notes Due 2014 and. the 9 3/4% Second Priority Senior Secured Notes due 2014 were issued	8-K	001-0071	4.1		10/24/2008

4.6	Indenture by and among Momentive Performance Materials Inc., Momentive Performance Materials Holdings Inc., Momentive Performance Materials Worldwide Inc., Momentive Performance Materials USA Inc., Momentive Performance Materials China SPV Inc., Momentive Performance Materials South America Inc., GE Quartz, Inc. and GE Silicones, LLC and Wells Fargo Bank, N.A., dated as of December 4, 2006, with respect to $500,000 000 11 1/2% Senior Subordinated Notes Due 2016	S-4	333-146093	4.3		9/14/2007

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith
4.7	Registration Rights Agreement by and among Momentive Performance Materials Inc., the subsidiaries of Momentive Performance Materials Inc., J.P. Morgan Securities Inc., GE Capital Markets, Inc., UBS Securities LLC, ABN AMRO Incorporated, Barclays Capital Inc., Mizuho International plc, and RBC Capital Markets Corporation, dated as of December 4, 2006, with respect to $500,000,000 11 1/2% Senior Subordinated Notes Due 2016	S-4	333-146093	4.11	9/14/2007

4.8	Supplemental Indenture among Juniper Bond Holdings I LLC, Juniper Bond Holdings II LLC, Juniper Bond Holdings III LLC, Juniper Bond Holdings IV LLC and Wells Fargo Bank, N.A., dated as of December 20, 2007, with respect to the $500,000,000 11 1/2% Senior Subordinated Notes due 2016	S-4/A	333-146093	4.14	1/28/2008

4.9*	Form of 11% Senior Discount Note due June 4, 2017 dated as of December 4, 2006 issued by Momentive Performance Materials Holdings Inc.

4.10	Agreement of registration, appointment and acceptance, effective as of June 8, 2009, by and among Momentive Performance Materials Inc., Wells Fargo Bank, N.A. and The Bank of New York Mellon Trust Company, N.A.	8-K	333-146093	4.1	6/12/2009

4.11	Indenture, dated as of June 15, 2009, by and among Momentive Performance Materials Inc., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee and as collateral trustee	8-K	333-146093	4.1	6/15/2009

4.12	Collateral Agreement, dated as of June 15, 2009, by and among Momentive Performance Materials Inc., the subsidiaries of Momentive Performance Materials Inc. party thereto and The Bank of New York Mellon Trust Company, N.A., as collateral trustee	8-K	333-146093	4.2	6/15/2009

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith

4.13	Intercreditor Agreement, dated as of June 15, 2009, by and among JPMorgan Chase Bank, N.A., as first priority representative, Momentive Performance Materials Inc., the subsidiaries of Momentive Performance Materials Inc. party thereto and The Bank of New York Mellon Trust Company, N.A., as second priority representative	8-K	333-146093	4.3	6/15/2009

4.14	Registration Rights Agreement dated as of November 3, 2006 among Hexion U.S. Finance Corp., Hexion Nova Scotia Finance ULC, the Company and subsidiary parties thereto and Credit Suisse Securities (USA) LLC and JPMorgan Securities, Inc. as initial purchasers.	10-Q	001-00071	10.2	11/14/2006

4.15	Agreement of registration, appointment and acceptance, effective as of June 8, 2009, by and among Momentive Performance Materials Inc., Wells Fargo Bank, N.A. and The Bank of New York Mellon Trust Company, N.A.	8-K	333-146093	4.1	6/12/2009

4.16	Indenture, dated as of January 29, 2010, by and among Hexion Finance Escrow LLC, Hexion Escrow Corporation and Wilmington Trust FSB, as trustee.	8-K	001-00071	4.1	2/4/2010

4.17	Supplemental Indenture, dated as of January 29, 2010, by and among Hexion U.S. Finance Corp., Hexion Nova Scotia Finance, ULC, the guarantors party thereto and Wilmington Trust FSB, as trustee.	8-K	001-00071	4.2	2/4/2010

4.18	Supplemental Indenture, dated as of June 04, 2010, by and among NL COOP Holdings LLC, Hexion U.S. Finance Corp., Hexion Nova Scotia Finance, ULC, the guarantors party thereto and Wilmington Trust FSB, as trustee.	8-K	001-00071	4.1	6/9/2010

4.19	Supplemental Indenture, dated as of June 04, 2010, by and among NL COOP Holdings LLC, Hexion U.S. Finance Corp., Hexion Nova Scotia Finance, ULC, the guarantors party thereto and Wilmington Trust FSB, as trustee.	8-K	001-00071	4.2	6/9/2010

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith
4.20	Indenture, dated as of November 5, 2010, by and among Momentive Performance Materials Inc., the note guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent, including forms of the 9% Second-Priority Springing Lien Notes due 2021 (U.S. Dollar Denominated) and 9 1/2% Second-Priority Springing Lien Notes due 2021 (Euro Denominated)	8-K	333-146093	4.1	11/12/2010

4.21	Registration Rights Agreement, dated as of January 29, 2010, by and among Hexion U.S. Finance Corp., Hexion Nova Scotia Finance, ULC, the guarantors party thereto and Credit Suisse Securities (USA) LLC, as representative of the initial purchasers.	8-K	001-00071	4.3	2/4/2010

4.22	Registration Rights Agreement, dated as of November 5, 2010, by and among Momentive Performance Materials Inc., the guarantors party thereto and Euro VI (BC) S.à r.l.	8-K	333-146093	4.3	11/12/2010

5.1*	Opinion of O’Melveny & Myers LLP

10.1	Master Asset Conveyance and Facility Support Agreement, dated as of December 20, 2002, between Borden Chemical and Borden Chemicals and Plastics Operating Limited Partnership	10-K	001-00071	(10)(xxvi)	3/28/2003

10.2	Environmental Servitude Agreement, dated as of December 20, 2002, between Borden Chemical and Borden Chemicals and Plastics Operating Limited Partnership	10-K	001-00071	(10)(xxvii)	3/28/2003

10.3	Intellectual Property Transfer and License Agreement and Contribution Agreement dated as of November 14, 2000 between Shell Oil Company and Shell Epoxy Resins LLC	S-4	333-57170	10.13	3/16/2001

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith
10.4	Intellectual Property Transfer and License Agreement and Contribution Agreement dated as of November 14, 2000 between Shell Internationale Research Maatschappij B.V. and Shell Epoxy Resins Research B.V	S-4	333-57170	10.14	3/16/2001

10.5	First Amended and Restated Deer Park Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Shell Chemical Company, for itself and as agent for Shell Oil Company, and Shell Epoxy Resins LLC	S-4	333-57170	10.19	3/16/2001

10.6	First Amended and Restated Pernis Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Raffinaderij B.V.	S-4	333-57170	10.21	3/16/2001

10.7	First Amended and Restated Pernis Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Chemie B.V.	S-4	333-57170	10.22	3/16/2001

10.8	Second Amended and Restated Norco Site Services, Utilities, Materials and Facilities Agreement dated November 1, 2004 between Shell Chemical L.P. and Resolution Performance Products LLC.	10-K	001-00071	10.45	3/22/2007

10.9	Deer Park Ground Lease and Grant of Easements dated as of November 1, 2000 between Shell Oil Company and Shell Epoxy Resins LLC	S-4	333-57170	10.23	3/16/2001

10.10	Norco Ground Lease and Grant of Servitudes dated as of November 1, 2000 between Shell Oil Company and Shell Epoxy Resins LLC	S-4	333-57170	10.24	3/16/2001

10.11	Amended and Restated Agreement of Sub-Lease (Pernis) dated as of November 1, 2000 between Resolution Europe B.V. (f/k/a Resolution Nederland B.V., f/k/a Shell Epoxy Resins Nederland B.V.) and Shell Nederland Raffinaderij B.V.	S-4	333-57170	10.25	3/16/2001

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith
10.12	Intercreditor Agreement dated as of November 3, 2006 among the Company, Hexion LLC, the subsidiary parties thereto, Wilmington Trust Company as trustee and JPMorgan Chase Bank, N.A. as intercreditor agent	10-Q	001-00071	10.1	11/14/2006

10.13	Collateral Agreement dated as of November 3, 2006 among the Company and subsidiary parties thereto, and Wilmington Trust Company, as Collateral Agent.	10-K	001-00071	10.57	3/11/2009

10.14	Second Amended and Restated Collateral Agreement dated as of November 3, 2006 among Hexion LLC, the Company and subsidiary parties thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.	10-K	001-00071	10.58	3/11/2009

10.15	Second Amended and Restated Credit Agreement with exhibits and schedules dated as of November 3, 2006 among Hexion LLC, Hexion Specialty Chemicals, Inc., Hexion Specialty Chemicals Canada, Inc., Hexion Specialty Chemicals B.V., Hexion Specialty Chemicals UK Limited, Borden Chemical UK Limited, the lenders party thereto and JP Morgan Chase Bank, N.A., as Administrative Agent, Credit Suisse, as Syndication Agent and J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC, as Joint Lead Arrangers and Joint Bookrunners.	10-Q	001-00071	10.1	8/13/2009

10.16	Incremental Facility Amendment and Amendment No. 1 with exhibits and schedules to the Second Amended and Restated Credit Agreement dated as of June 15, 2007 among Hexion LLC, Hexion Specialty Chemicals, Inc., Hexion Specialty Chemicals Canada, Inc., Hexion Specialty Chemicals B.V., Hexion Specialty Chemicals UK Limited, Borden Chemical UK Limited, the lenders party thereto and JP Morgan Chase Bank, N.A., as Administrative Agent	10-Q	001-00071	10.2	8/13/2009

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith
10.17	Second Incremental Facility Amendment with exhibits and schedules to the Second Amended and Restated Credit Agreement dated as of August 7, 2007 among Hexion LLC, Hexion Specialty Chemicals, Inc., Hexion Specialty Chemicals Canada, Inc., Hexion Specialty Chemicals B.V., Hexion Specialty Chemicals UK Limited, Borden Chemical UK Limited, the lenders party thereto and JP Morgan Chase Bank, N.A., as Administrative Agent	10-Q	001-00071	10.3	8/13/2009

10.18	Amended and Restated Management Consulting Agreement dated as of May 31, 2005 between Borden Chemical, Inc. and Apollo Management V, L.P.	S-1	333-124287	10.66	7/15/2005

10.19	$1,385,000,000 Credit Agreement, dated as of December 4, 2006, among Momentive Performance Materials Holdings Inc., Momentive Performance Materials Inc.,	S-4	333-146093	10.1	9/14/2007
	Momentive Performance Materials USA Inc., Momentive Performance Materials GmbH (formerly known as Blitz 06-103 GmbH) and the Financial Institutions party thereto

10.20	Guarantee Agreement, dated as of December 4, 2006, among Momentive Performance Materials Holdings Inc., Momentive Performance Materials Inc., Momentive Performance Materials USA Inc., Momentive Performance Materials GmbH (formerly known as Blitz 06-103 GmbH), each of the Subsidiary Loan Parties identified therein and JPMorgan Chase Bank, N.A.	S-4	333-146093	10.2	9/14/2007

10.21	Limited Waiver and Amendment to Credit Agreement, dated as of September 22, 2009 by Momentive Performance Materials Inc., Momentive Performance Materials Holdings Inc., Momentive Performance Materials USA Inc., Momentive Performance Materials GmbH, each Subsidiary Loan Party thereto, the Lenders thereto and JPMorgan Chase Bank, N.A., as administrative agent	8-K	333-146093	10.1	9/24/2009

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith
10.22	Amendment Agreement to Credit Agreement dated as of January 31, 2011, among Momentive Performance Materials Holdings Inc., Momentive Performance Materials Inc., Momentive Performance Materials USA Inc. and Momentive Performance Materials GmbH, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties and agents named therein	8-K/A	333-146093	10.1	2/14/2011

10.23	Management Fee Agreement, dated as of December 14, 2006, by and among Momentive Performance Materials Holdings Inc., Apollo Management VI, L.P. and Apollo Alternative Assets, L.P.	S-4	333-146093	10.4	9/14/2007

10.24*	Intellectual Property Cross License Agreement, dated as of December 3, 2006, by and between General Electric Company and Momentive Performance Materials Holdings Inc.

10.25*	Trademark License Agreement (GE Name and Marks), dated as of December 3, 2006, by and between GE Monogram Licensing International and Momentive Performance Materials Holdings Inc.

10.26*	Quartz Sand Products Purchase Agreement, dated as of February 15, 2005, by and between Unimin Corporation and Momentive Performance Materials Quartz, Inc. (formerly known as GE Quartz, Inc.)

10.27*	Extension and Amendment to Quartz Sand Products Purchase Agreement, effective as of December 31, 2010, by and between Unimin Corporation and Momentive Performance Materials Quartz, Inc.

10.28*	Offtake Agreement in Relation to the ASM Silicone Monomer Plant at Map Ta Phut, Kingdom of Thailand, dated as of May 20, 2002, by and among Asia Silicones Monomer Limited, Momentive Performance Materials (Thailand) Ltd. (formerly known as GE Toshiba Silicones (Thailand) Limited) and Shin-Etsu Silicones (Thailand) Limited

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith
10.29	Transition Services Agreement, dated as of December 3, 2006, by and between General Electric Company and Momentive Performance Materials Holdings Inc.	S-4 /A	333-146093	10.9	10/11/2007

10.30	Land Lease Agreement, as amended, dated as of July 1, 1998, by and among Bayer AG and Momentive Performance Materials GmbH (formerly known as Bayer Silicones GmbH & Co. KG)	S-4	333-146093	10.10	9/14/2007

10.31	Credit Agreement with exhibits and schedules dated as of March 3, 2009 among Hexion Specialty Chemicals, Inc., Borden Luxembourg S.a.r.l., Euro V (BC) S.a.r.l., Euro VI (BC) S.a.r.l. and AAA Co-Invest VI (EHS-BC) S.a.r.l.	10-Q	001-00071	10.4	8/13/2009

10.32	Indemnification Agreement dated as of March 3, 2009 among Apollo Management, L.P. and subsidiary parties thereto, Hexion LLC, Hexion Specialty Chemicals, Inc. and Nimbus Merger Sub Inc.	8-K	001-00071	10.3	3/3/2009

10.33	Amendment Agreement to Credit Agreement, dated as of January 25, 2010, among Hexion LLC, Hexion Specialty Chemicals, Inc., Hexion Specialty Chemicals Canada, Inc., Hexion Specialty Chemicals B.V., Hexion Specialty Chemicals UK Limited, Borden Chemical UK Limited, the Subsidiary Loan Parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A. as administrative agent.	8-K/A	001-00071	10.1	2/4/2010

10.34	Third Amended and Restated Credit Agreement, dated as of January 29, 2010, among Hexion LLC, Hexion Specialty Chemicals, Inc., each subsidiary of Hexion Specialty Chemicals, Inc. from time to time party thereto, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent.	8-K/A	001-00071	10.1	2/4/2010

10.35	Intercreditor Agreement, dated as of January 29, 2010, by and among JPMorgan Chase Bank, as intercreditor agent, Wilmington Trust FSB, as trustee and collateral agent, Hexion LLC, Hexion Specialty Chemicals, Inc. and certain subsidiaries of Hexion Specialty Chemicals, Inc.	8-K/A	001-00071	10.1	2/4/2010

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith
10.36	Joinder and Supplement to Intercreditor Agreement, by and among Wilmington Trust FSB, as trustee under the Indenture, JPMorgan Chase Bank, as intercreditor agent, Hexion LLC, Hexion Specialty Chemicals, Inc. and each subsidiary of Hexion Specialty Chemicals, Inc. from time to time party thereto.	8-K	001-00071	10.3	2/4/2010

10.37	Notes Collateral Agreement dated and effective as of January 29, 2010, among Hexion Specialty Chemicals, Inc., each Subsidiary Party thereto and Wilmington Trust FSB, as collateral agent.	8-K	001-00071	10.4	2/4/2010

10.38	Supplement dated as of June 4, 2010, to the U.S. Guarantee Agreement dated as of May 31, 2005, among Hexion LLC, a Delaware limited liability company, Hexion Specialty Chemicals, Inc., a New Jersey corporation, each Foreign Subsidiary Loan Party party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (in such capacity, the “Administrative Agent”) for the Lenders (as defined therein).	8-K	001-00071	10.1	6/9/2010

10.39	Borden, Inc. Advisory Directors Plan dated 7/1/89	10-K	001-00071	10(viii)	3/1989

10.40†	BHI Acquisition Corp. 2004 Deferred Compensation Plan	10-Q	001-00071	10(iv)	11/15/2004

10.41†	BHI Acquisition Corp. 2004 Stock Incentive Plan	10-Q	001-00071	10(v)	11/15/2004

10.42†	Form of Non-Qualified Stock Option Agreement between BHI Acquisition Corp. and certain optionees	S-4	333-122826	10.12	2/14/2005

10.43†	Resolution Performance Products Inc. 2000 Stock Option Plan	S-4	333-57170	10.26	3/16/2001

10.44†	Form of Nonqualified Stock Option Agreement for Resolution Performance Products Inc. 2000 Stock Option Plan	S-1	333-124287	10.54	7/15/2005

10.45†	Resolution Performance Products Inc. 2000 Non—Employee Directors Stock Option Plan	S-4	333-57170	10.27	3/16/2001

10.46†	Form of Nonqualified Stock Option Agreement for Resolution Performance Products Inc. 2000 Non-Employee Director Stock Option Plan	S-1	333-124287	10.55	7/15/2005

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith
10.47†	Resolution Specialty Materials Inc. 2004 Stock Option Plan	S-1	333-124287	10.52	7/15/2005

10.48†	Form of Nonqualified Stock Option Agreement for Resolution Specialty Materials Inc. 2004 Stock Option Plan	S-1	333-124287	10.53	7/15/2005

10.49†	Amended and Restated Resolution Performance Products, Inc. Restricted Unit Plan as amended and restated May 31, 2005	S-1	333-124287	10.34	9/19/2005

10.50	Amended and Restated Investor Rights Agreement dated as of May 31, 2005 between Hexion LLC, Hexion Specialty Chemicals, Inc. and the holders that are party thereto	S-1	333-124287	10.63	7/15/2005

10.51	Registration Rights Agreement dated as of May 31, 2005 between Hexion Specialty Chemicals, Inc. and Hexion LLC	S-1	333-124287	10.64	7/15/2005

10.52†	Amended and Restated Executives’ Supplemental Pension Plan for Hexion Specialty Chemicals, Inc., dated as of September 7, 2005	8-K	001-00071	10	9/12/2005

10.53†	Hexion LLC 2007 Long-Term Incentive Plan dated April 30, 2007	10-Q	001-00071	10.1	8/14/2007

10.54	Amended and Restated Securityholders Agreement, dated as of March 5, 2007, by and among Momentive Performance Materials Holdings Inc. and the other Holders that are party thereto	S-4	333-146093	10.3	9/14/2007

10.55†	Momentive Performance Materials Holdings Inc. 2007 Long-Term Incentive Plan	S-4	333-146093	10.11	9/14/2007

10.56†	Form of Non-Qualified Stock Option Agreement for Momentive Performance Materials Holdings Inc. 2007 Long-Term Incentive Plan	S-4	333-146093	10.12	9/14/2007

10.57†	Form of Subscription Agreement for Momentive Performance Materials Holdings Inc. 2007 Long-Term Incentive Plan	S-4	333-146093	10.14	9/14/2007

10.58†	Form of Management Equity Investment and Incentive Term Sheet for Momentive Performance Materials Holdings Inc. 2007 Long-Term Incentive Plan	S-4	333-146093	10.13	9/14/2007

10.59†	Form of Management Equity Investment and Incentive Acknowledgement for Momentive Performance Materials Holdings Inc. 2007 Long-Term Incentive Plan	10-K	333-146093	10.24	3/8/2010

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith
10.60†	Form of Global Amendment to Nonqualified Stock Option Agreement for Momentive Performance Materials Holdings Inc. 2007 Long-Term Incentive Plan	10-K	333-146093	10.25	3/8/2010

10.61†	Momentive Performance Materials Holding Inc. 2008 Annual Cash Bonus Plan	10-Q	333-146093	10.1	5/14/2008

10.62†	Hexion Specialty Chemicals, Inc. 2009 Leadership Long-Term Cash Incentive Plan	10-K	001-00071	10.21	3/11/2009

10.63†	Hexion Specialty Chemicals, Inc. 2009 Incentive Compensation Plan	10-K	001-00071	10.25	3/11/2009

10.64†	Hexion Specialty Chemicals, Inc. 2010 Incentive Compensation Plan	10-K	001-00071	10.2	3/9/2010

10.65†	Momentive Performance Materials Holdings LLC 2011 Equity Plan	S-4	333-172943	10.69	3/18/2011

10.66†	Form of Restricted Deferred Unit Award Agreement of Momentive Performance Materials Holdings LLC	S-4	333-172943	10.70	3/18/2011

10.67†	Form of Unit Option Agreement of Momentive Performance Materials Holdings LLC	S-4	333-172943	10.71	3/18/2011

10.68†	Form of Director Unit Option Agreement of Momentive Performance Materials Holdings LLC	S-4	333-172943	10.72	3/18/2011

10.69†	Management Investor Rights Agreements, dated as of February 23, 2011 by and among Momentive Performance Materials Holdings LLC and the Holders	S-4	333-172943	10.73	3/18/2011

10.70†	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and Craig O. Morrison	10-Q	001-00071	10(i)	11/15/2004

10.71†	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and Joseph P. Bevilaqua	10-Q	001-00071	10(ii)	11/15/2004

10.72†	Summary of Terms of Employment between Hexion Specialty Chemicals, Inc. and Joseph P. Bevilaqua dated August 10, 2008	10-K	001-00071	10.23	3/9/2010

10.73†	International assignment agreement dated as of November 13, 2008 between the Company and Joseph P. Bevilaqua	10-K	001-00071	10.28	3/11/2009

10.74†	Amended and Restated Employment Agreement dated as of August 12, 2004 between the Company and William H. Carter.	10-Q	001-00071	10(iii)	11/15/2004

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith
10.75†	Summary of Terms of Employment between Hexion Specialty Chemicals, Inc. and Judith A. Sonnett dated September 21, 2007	10-K	001-00071	10.29	3/9/2010

10.76†	Addition of Terms of Employment between Hexion Specialty Chemicals, Inc. and Dale N. Plante, Supplement to August 2008 Promotional Employment Offer dated as of July 16, 2009	10-K	001-00071	10.27	2/25/2011

10.77†	Employment Agreement, dated June 8, 2007, between Momentive Performance Materials Inc. and Jonathan Rich	S-4	333-146093	10.15	9/14/2007

10.78†	Separation Agreement, dated September 29, 2010, between Momentive Performance Materials Inc. and Jonathan Rich	8-K	333-146093	99.1	9/29/10

10.79	Commitment Letter dated as of March 3, 2009 among the Hexion Specialty Chemicals, Inc., Hexion LLC, Euro VI (BC) S.a.r.l., Euro V (BC) S.a.r.l. and AAA Co-Invest VI (EHS-BC) S.a.r.l. a	8-K	001-00071	10.1	3/3/2009

10.80	Letter Agreement, dated March 17, 2009, between Momentive Performance Materials Inc. and Apollo Management VI, L.P.	10-Q	333-146093	10.20	3/29/2009

10.81	Shared Services Agreement, dated October 1, 2010, between Momentive Performance Materials Inc., its subsidiaries and Momentive Specialty Chemicals, Inc.	10-K	333-146093	10.28	2/25/2010

10.82	Amended and Restated Shared Services Agreement dated March 17, 2011 by and among Momentive Performance Materials Inc., its subsidiaries, and Momentive Specialty Chemicals Inc.	8-K	001-00071	10.1	3/17/2011

10.83	Master Confidentiality and Joint Development Agreement entered into on March 17, 2011 by and between Momentive Performance Materials Inc. and Momentive Specialty Chemicals Inc.	8-K	001-00071	10.2	3/17/2011

10.84*	Credit Agreement dated as of December 18, 2008, among Hexion LLC, as Borrower, the Lenders Party thereto, and Credit Suisse, as Administrative Agent

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File Number	Exhibit	Filing Date	Filed Herewith

14.1*	Code of Conduct

21.1	List of Subsidiaries					X

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm					X

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm					X

23.3	Consent of KPMG LLP, independent registered public accounting firm					X

23.4*	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1)

23.5	Consent of Frost & Sullivan, market research provider firm					X

23.6	Consent of Techcet Group, LLC, market research provider firm					X

24.1	Power of Attorney (included in signature page)					X

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan or arrangement
††	The schedules and exhibits to these agreements are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish them to the SEC, upon request.